# Forest City Enterprises, Inc.



## REAL ESTATE OPPORTUNITY

WANTED: Real estate developer who can "do it all"– retail, office, life sciences, apartments, condos, supported living, military housing, mixed use, land development, etc. Must have a commitment to cities and communities, sustainability, and creating a sense of place. We're looking for a true partner who demonstrates teamwork, an entrepreneurial spirit and works well in public/private partnerships Integrity, diversity and a trac record of earnings growth are must. If interested, contact us



# 2005 Annual Report




That's us!

University Park at MIT, Cambridge, Massachusetts

# ABOUT THE COMPANY

***Forest City Enterprises, Inc.*** is an $8 billion real estate company principally engaged in the ownership, development, management and acquisition of commercial and residential real estate and land throughout the United States.

We have regional offices in Boston, Chicago, Denver, Los Angeles, New York City, San Francisco, Washington, D.C. and our corporate headquarters are in Cleveland, Ohio.

The Company's shares of Class A and Class B common stock are listed on the New York Stock Exchange – **FCEA** and **FCEB**. For more information, visit **www.forestcity.net**. The information found on the Company's website is not part of this annual report.

FCEA Listed NYSE FCEB Listed NYSE

We operate under three Strategic Business Units:

- ***Commercial Group*** owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects.
- ***Residential Group*** owns, develops, acquires and operates residential rental property, including upscale and middle-market apartments, adaptive re-use developments, supported-living communities and military family housing, as well as condominiums.
- ***Land Development Group*** acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land for master-planned communities and mixed-use projects.

**ON THE COVER**: Our core values define the common beliefs and management philosophy shared throughout all levels of the organization. These core values are a critical component of our institutional fabric, guiding how business is conducted and relationships are built.

**This is us**; our core values:

- Integrity and openness
- Performance ethic
- Community involvement
- Entrepreneurial spirit
- Value orientation
- Diversity
- Sustainability
- Teamwork

# TABLE OF CONTENTS

# FINANCIAL HIGHLIGHTS

| | January 31, 2006 | January 31, 2005 |
|---|---|---|
| | (in thousands, except share and per share data) | |
| **Operating Results:** | | |
| Revenues | **$ 1,200,775** | $ 986,054 |
| Earnings before depreciation, amortization and deferred taxes (EBDT)[1] | **270,496** | 245,032 |
| Net earnings | **83,519** | 85,206 |
| **Per Share:** | | |
| EBDT[1] | **$ 2.64** | $ 2.41 |
| Net earnings | **$ 0.81** | $ 0.84 |
| Diluted weighted average common shares outstanding | **102,603,932** | 101,846,056 |
| **Share Price:** | | |
| Class A | **$ 37.87** | $ 28.98 |
| Class B | **37.73** | 29.24 |
| **Financial Position:** | | |
| Consolidated assets | **$ 7,990,341** | $ 7,322,085 |
| Real estate, at cost | **7,155,126** | 6,437,906 |
| Nonrecourse mortgages | **5,159,432** | 4,787,191 |
| Other long-term debt, including senior and subordinated debt | **681,900** | 599,400 |
| Consolidated shareholders' equity | **894,382** | 804,525 |

**EBDT[1]**
Years ended January 31, (in millions)


$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006

**Real Estate, at Cost**
January 31, (in billions)


$8
$6
$4
$2
$0
2002
2003
2004
2005
2006

**(1) Refer to the explanation of EBDT and Reconciliation of Net Earnings to EBDT beginning on page 37 of the Supplemental Package enclosed in this report.**
*(See page 34 for all footnotes.)*

**EBDT increased 9.5 percent on a per share basis, revenues exceeded $1 billion, and total assets reached a record $8.0 billion.**

Fiscal 2005 was an excellent year for Forest City. For the year ended January 31, 2006, we achieved record EBDT, revenues, total assets and shareholders' equity. Just as satisfying as our financial performance is the fact that we continued to build our capabilities and find new development opportunities that position us for long-term profitable growth. Real Estate Opportunity – **That's Us.**

EBDT (earnings before depreciation, amortization and deferred taxes) increased 9.5 percent[1] on a per share basis. Revenues exceeded $1 billion, and our balance sheet grew to record levels, with total assets of $8.0 billion and total real estate assets climbing 11.1 percent to $7.2 billion.

Shareholders participated in our success, as the total return on our stock was 32.7 percent for the year. In June 2005, the Board of Directors authorized a two-for-one stock split, our fourth stock split in eight years, and increased the dividend by 20 percent.

## 2005 Highlights

We are a real estate developer, and our year in review reflects our commitment to capitalize on development opportunities for multiple product types in growth markets. 2005 will be remembered for the turnaround in the apartment business after three tough years, and as a year we capitalized on exciting new opportunities in large mixed-use projects, open-air lifestyle centers, life science facilities, condominiums and military housing.

***2005 had many highlights:***

- Opening or acquiring 11 projects, representing a total cost of $579.5 million[3] at our share, including approximately 1.5 million square feet of retail space, 176,000 square feet of office space, and 1,088 apartment units.
- Ending the year with 17 projects, totaling $1.3 billion[4] of cost at our share, under construction or to be acquired. Twelve of these projects, representing $814.4 million[5] at our share, are scheduled to open in 2006, which will make it our largest year of project openings.
- Having more than 20 projects under development at year-end, representing more than $2 billion of cost at our share.
- Being selected for our second public/private partnership for military family housing, our Navy Midwest project north of Chicago.
- Continuing to leverage our expertise in the development of life science projects, we were selected to enter into exclusive negotiations to pursue projects with The Fitzsimons Redevelopment Authority near our Denver Stapleton mixed-use project, and with Case Western Reserve University in Cleveland.
- Closing $1.7 billion in nonrecourse mortgage financing transactions at favorable interest rates.
- Taking advantage of market conditions and high valuations by disposing of six properties, generating $88 million of cash.

## Financial Results

Fiscal 2005 was our 26th consecutive year of EBDT growth. EBDT was $270.5 million[1] or $2.64 per share – a per share increase of 9.5 percent compared with $245.0 million[1], or $2.41 per share, for fiscal 2004. Net earnings for fiscal 2005 were $83.5 million, or $0.81 per share, compared with $85.2 million, or $0.84 per share, last year. Shareholders' equity reached $894.4 million, an increase of 11.2 percent compared with fiscal 2004. We closed 2005 in a strong liquidity position with more than $540 million in cash and credit available.

EBDT and EBDT per share are non-Generally Accepted Accounting Principles (GAAP) measures. As we have said in the past, we believe EBDT is a key indicator of our performance and ability to grow shareholder value. (A reconciliation of net earnings – the most directly comparable GAAP measure to EBDT – to EBDT can be found beginning on page 37 of the Supplemental Package accompanying this report.)

The increase in EBDT was primarily due to the results generated by our Land Development Group, which increased $17 million over last year, as well as sales of outlots adjacent to our retail projects reported in our Commercial segment. In addition, our rental real estate business grew 4 percent, reflecting improved operating metrics across our Commercial and Residential groups. The $25 million EBDT increase was after absorbing the increased loss of $10 million for the Nets basketball team, which the Company did not own in the first half of 2004; and the loss of $4.5 million of EBDT from the Lumber Trading Group, which was sold in the fourth quarter of last year.

**Total Assets**
January 31, 2006 ($8 billion)



29%
33%
27%
3%
3%
5%
Retail
Office Buildings
Hotels
Residential
Land
Corporate


The continued execution of our long-term capital strategy also affected our results. Under this strategy, we sell real estate to take advantage of high valuations, and refinance our operating properties to access inexpensive nonrecourse mortgage debt. Both are deterrents to growth in the short term, but give us ready access to capital and improve our long-term financial performance. As long as pricing in the capital markets remains attractive, we will continue to be aggressive in this area. **That's Us.**

Fundamentals of the real estate investment business were strong in 2005. The Commercial Group's increases were a result of growing comparable property operations and new project openings. The Residential Group generated an increase in comparable property net operating income for the first time in four years. Despite these positive trends, the overall 2005 results in the Residential segment were down significantly primarily due to operating deficits resulting from initial lease-up of six newly opened projects; increased interest expense due to higher variable interest rates; and the short-term dilutive impact on earnings resulting from the disposition of five residential properties.

## Portfolio Strategy

We own and operate a diverse portfolio of premier real estate property located throughout 25 states and the District of Columbia. We focus on certain core markets – the New York City/Philadelphia metropolitan area, Boston, Greater Washington, D.C./Baltimore, Denver, California and Chicago – where we have overcome high barriers to entry and developed a unique franchise. These are great urban markets with strong demographics and good growth potential – **That's Us.**

Consistent with our strategic plan, we continue to increase our property concentration in our core markets. At the close of fiscal 2005, the core markets accounted for 74 percent[15] of our current portfolio and 88 percent[15] of projects under construction. All projects opened in 2005 are in our core markets!

***Comparable NOI:*** We grow our cash flow and the value of our portfolio by increasing property net operating income (NOI) through management of our revenue and expenses, as well as reinvesting in properties. Comparable real estate portfolio performance is a key driver of our operating results. For fiscal 2005, our comparable property NOI – a non-GAAP financial measure that includes properties operated throughout 2005 and 2004 – increased 2.9 percent[2]. Comparable property NOI for the Commercial Group increased 2.3 percent[2] – with the retail and hotel portfolios up 3.6 percent[2] and 13.1 percent[2], respectively, and the office portfolio down 0.9 percent[2] for the year. In the Residential portfolio, comparable NOI increased 4.6 percent[2].

The retail portfolio remains a consistent growth driver for our Commercial Group. Our retail comparable sales were up 5.8 percent and occupancies continued to grow to 94.7 percent in 2005 compared with 92.5 percent in 2004. Comparable office occupancies declined to 92.5 percent, from 93.1 percent last year. The decreases in office comparable NOI and occupancies, in our case, were primarily driven by the Cleveland and San Jose office markets. We do benefit, however, from long-term leases and high occupancies in our two largest projects – MetroTech Center in New York City and University Park at MIT near Boston.

The Residential portfolio appears to have turned the corner in 2005. We saw our first increase in comparable NOI in the last four years at 4.6 percent[2], and comparable occupancies increased to 93.4 percent, from 92.6 percent last year.

**At the close of fiscal 2005, our core markets accounted for 74 percent of the current portfolio and 88 percent of projects under construction. All projects opened in 2005 are in our core markets.**

***Portfolio Reinvestment:*** We also expand or renovate properties to achieve attractive returns and to maintain and grow a property's value and market position. **That's Us.** In 2005, $67 million was invested to expand and renovate our properties, and $14 million was spent for normal recurring capital expenditures. There are very attractive opportunities in our retail portfolio to capitalize on this reinvestment opportunity. We expanded one of our existing retail centers in 2005, are currently expanding another in 2006, and have four more where expansions and renovations are in the planning stages.

## Capital Strategy

As a publicly traded C-corporation, Forest City retains and reinvests internally generated cash flow. This approach is critically important to maintain and increase the quality of our assets and keep NOI growing.

***Property Sales:*** 2005 was a unique year for property sales, in which we took advantage of historically high values, particularly in our Residential Group. After selling seven apartment communities in 2004, we sold five communities in 2005 at an aggregate price of $223 million[6] at our share. The pricing on the 2005 residential sales represents a "cap" rate of approximately 4 percent[9]. In addition, during the first quarter of 2005, we sold a retail center in Las Vegas. In total, these six assets were producing positive cash flow, but, through the sales, we were able to generate a combined $39 million[7] after-tax gain and produce $88 million of cash proceeds, at our share.

Early in 2006, we completed the sale of the 444-room Hilton Times Square, located above our 42nd Street retail project in New York City. The $242 million sale of the hotel, at $545,000 per room, generated approximately $80 million in cash proceeds at our share.

Over the past five years, including the recent sale of the Hilton hotel in New York, we have sold 34 assets at a combined net sales price of $910 million[8] at our share and produced $388 million in cash proceeds. Prior to their sales, these properties were generating annual EBDT of $27 million, and yet our EBDT still grew at a 12 percent compound annual growth rate over the last five years. This demonstrates three very important elements of our capital strategy:

- We were able to raise $388 million, which acts as an infusion of equity into our business.
- On the $388 million of embedded equity we had in these projects, we were generating $27 million of EBDT, which is a 7 percent equity return; we are confident we can reinvest this capital at much higher returns.
- The proceeds netted from these transactions demonstrated that the properties were appropriately leveraged at 57 percent ($522 million/$910 million).

***Financings:*** On the debt side, we continue to pursue long-term fixed-rate financing, emphasizing the use of nonrecourse mortgages that isolate risk at the property level. We refinanced or obtained commitments to refinance mortgages on our operating properties that matured in the short term, and have secured permanent financing on recently opened development projects. Overall, fixed-rate mortgage debt, which represented 71 percent of the

**Liquidity**
Cash and credit available January 31, (in millions)



$600
$400
$200
$0
2002
2003
2004
2005
2006


**Total Assets**
January 31, (in billions)



$8
$6
$4
$2
$0
2002
2003
2004
2005
2006

Company's total nonrecourse mortgages, decreased to a weighted average rate of 6.25 percent at January 31, 2006. For 2005, we completed 58 financing transactions, totaling $1.7 billion.

Our financial strength reflects a disciplined approach to recycling capital to grow the business. Our capital strategy allows us to drive value in the portfolio and create the capital necessary to pursue our development strategy. Applied financial expertise – **That's Us.**

**Over the past five years, we have sold 34 assets at a combined net sales price of $910 million at our share and produced $388 million in cash proceeds.**

## Development Strategy

***Market Strategy:*** In addition to the markets we have identified as "core" as part of our strategic plan, we continue to seek new marketplaces where we can leverage our product expertise. During 2005, we strengthened our pipeline of opportunities in some key states where we believe we can take advantage of a growing population. According to the U.S. Census Bureau, California, Florida and Texas are each predicted to gain more than 12.5 million people between 2000 and 2030, accounting for 46 percent of total U.S. population growth for the period.

California has been, and continues to be, a core market for us. In Florida, we are pursuing new opportunities across many of our product types – land, residential and retail. We believe we are well positioned to continue to expand our presence in the Florida market. In Texas, we broke ground on our first project, the Dallas Mercantile residential development in downtown Dallas, and we are pursuing two new retail opportunities. In addition, our Land Development Group has significantly increased its inventory of developable land in Arizona and the Carolinas, each of which is projected to increase in population by more than 5 million people through 2030.

We have been in Chicago for many years and it has become a major market for us across multiple product types. 2005 marks the year that the Windy City became a core market. Including two new apartment communities at Central Station, we have more than 1,600 residential units in the area. Other projects in this market include the Illinois Science + Technology Park, the Promenade Bolingbrook open-air regional lifestyle center, and Military Housing-Navy Midwest.

***Product Strategy:*** Our product strategy is based on diversification – mixed-use properties, retail centers, office buildings, residential communities and land development projects. This product diversification is both an offensive and defensive strategy – enabling us to use cyclical strengths in certain businesses to offset weaknesses in others and allowing us to penetrate a market with multiple product types. As the cover of this annual report suggests, when you think of a real estate developer who can do it all, in great markets, while capitalizing on economic and demographic trends – **That's Us.**

2005 represented a year in which we were able to demonstrate the substantial benefits of this strategy and identify new opportunities for growth. The life sciences, military housing and condominium products all achieved significant milestones in 2005. We are committed to these product niches and believe they will contribute significantly to our future growth.

- In ***life sciences***, based on the success of University Park at MIT, in 2005, we created the Forest City Science + Technology Group to focus on developing additional mixed-use projects that serve the growing life sciences industry. At the close of 2005, we had one life science project under construction, Illinois Science + Technology Park in the Chicago suburb of Skokie, where the first building will be completed later this year. We began construction in April 2006 on the first phase of an 80-acre mixed-use community adjacent to the Johns Hopkins University medical campus in East Baltimore, Maryland, and we have two other life science projects, in Denver and Cleveland, under development.
- In ***military family housing***, we are currently managing and redeveloping approximately 2,000 military family housing units in Hawaii, and improving the quality of the homes for Navy families. Based on the success of this project, we recently purchased our minority partner's interest and are preparing for the second phase of this four-phase project, which could include up to 6,600 units. In 2005, we were awarded the Navy Midwest project north of Chicago, representing the redevelopment and management of approximately 1,600 housing units.
- For the past six years, we have been developing and selling ***condominiums*** with our partners at Central Station; this continues while we are also developing our own condominium projects. Our first condo project, the redevelopment of the 1100 Wilshire office building in downtown Los Angeles, is more than 90 percent sold as it prepares to open in 2006. The outlook is good for our other two condominium developments – Mercury in Los Angeles' Koreatown and Beekman in downtown Manhattan.

***Project Returns:*** In 2005, there was increased pressure on construction costs, which is continuing in 2006. This has had an impact on our returns. In our business, we've said many times, it's all about the spread between cash on cost returns and cost of capital. While 2005 cash on cost returns were 50 to 100 basis points below the Company's experience over the past few years, the spread between the return and the blended cost of the capital (debt and equity) is greater, and this is what drives shareholder value. For example, Simi Valley Town Center, which opened in 2005, is projected to have a spread of 340 basis points between the cost of nonrecourse mortgage debt and the first-year unleveraged return on cost. On our office acquisition, we bought Ballston Common Office Center at a 6.6 percent[9] "cap" rate and financed it at 5.2 percent. The six residential projects that we opened had an average first-year stabilized unleveraged cash on cost return of 7.1 percent[9]. Two of the projects have long-term fixed-rate financing at a weighted average of 5.6 percent, while the remaining four are being financed with tax-exempt bonds for which the current average rate is 3.9 percent.

**Real Estate Portfolio Overview***
January 31, 2006

| | |
|---|---|
| Retail | Square Feet Including Anchors 21,745,000 |
| Office Buildings | Leasable Square Feet 11,185,000 |
| Hotels | Rooms 2,496 |
| Apartments<br>Includes residual interest in 1,765 Federally Subsidized housing units | Units 38,440 |
| Land Development | Acres Held 7,757 |

*includes unconsolidated properties*

You can read more about our 2005 openings, projects under construction and projects under development in the Commercial and Residential sections of this annual report.

## Land Development

EBDT from our Land Development Group was \$59.3 million[1] in 2005, an increase of \$17 million from the prior year. The results stem from a record performance across our land-related businesses – including the continued success of our Denver Stapleton and Chicago Central Station projects and the core land business, which has capitalized on low interest rates that have spurred single-family home sales over the past few years. At year-end, we had 7,757 acres of developable land at 33 projects in 10 states.

We have been in the land development business for more than 50 years, starting as a locally based operation in the Midwest. In recent years, we have been able to export our talent and expertise into other growing markets, enabling us to expand this business nationally and establish ourselves as one of the nation's premier land developers. Since 2003, our land holdings outside of Northeast Ohio, excluding our land at Stapleton and Central Station, have grown from 48 percent[18] to 70 percent[18], solidifying our presence in high-growth markets such as Arizona, Chicago, Denver, Florida, North and South Carolina, and Texas.

**EBDT from our Land Development Group was \$59.3 million in 2005, an increase of \$17 million from the prior year.**

Our 4,000-plus-acre Stapleton mixed-use project in Denver is one of the most exciting and ambitious projects in our history. It demonstrates our ability to do it all and develop a sense of place in concert with our public-sector partners. With sustainability as a guiding principle, everything about this project has been developed to be community-friendly and with the environment in mind. Stapleton – **That's Us.**

During the year, Super Target, Circuit City and Bass Pro Shops Outdoor World opened as anchors at the 1.1-million-square-foot NorthField Stapleton open-air regional lifestyle center. An 18-screen Harkins movie theatre, a Macy's store, dozens of retailers and restaurants, and a main street setting will open during 2006 – which will give Stapleton 2 million square feet of combined retail space.

There are already more than 5,000 people living at Stapleton, and we are moving families in at a rate of one to two per day, a trend that we believe will continue into the foreseeable future. We estimate six homes to an acre and the good news is we have 1,800 remaining developable acres. Taking into account average home sales of \$300,000 to \$400,000 – 20 percent of which is allocated to land – and margins at the high end of the 20 to 40 percent range (which is what is generally reported in our land business), Stapleton represents an extraordinary value for our shareholders!

Building on the tremendous community development success at Stapleton and extending the reach of our land business, we are moving forward with Mesa Del Sol, a large mixed-use community to be developed over several decades on 9,000 acres in Albuquerque. The first building, an 88,000-square-foot office building for solar power technology company Advent Solar, is under construction and is expected to be completed later this year.

## Reflections

We are gratified to be able to report another successful year. While enjoying our success, we have also been mindful of the terrible tragedy and destruction on the Gulf Coast in the wake of Hurricane Katrina. In response, our employees, once again demonstrating their community spirit, donated generously for hurricane relief, which the Company matched. One of our directors, Scott Cowen, president of Tulane University, has been in the middle of this situation since it began, and we continue to hope for the best for him, his university, and all those affected.

During the year, we held our second annual, company-wide Community Day, in which more than 1,000 of our employees participated in 37 volunteer events across the country. We painted houses, cooked and served meals at soup kitchens, delivered meals to the elderly, tutored and mentored students, cleaned up beaches and parks, and repaired homes.

We are very pleased to see this level of involvement and commitment. Our people are living our core values, which define the common beliefs and management philosophy shared throughout all levels of Forest City. They are critical components of our institutional fabric, serving as a guide for how we conduct ourselves with our customers, throughout our communities and with our employees. These values include the community involvement and teamwork that were so evident in 2005, along with integrity and openness, value orientation, performance ethic, diversity, sustainability, and an entrepreneurial spirit – **That's Us.**

We do not seek the spotlight, but when others decide to single out our organization and employees, we are truly honored by this recognition. During the year, we received two such awards – the 2005 Urban Land Institute J.C. Nichols Prize for Visionaries in Urban Development and the National Building Museum's Honor Award – indicative of our Company's commitment to urban revitalization, sustainable development, affordable housing and other principles that prove that being successful in business can be accomplished in concert with community interests.

**Stock Performance**
Class "A" common stock (NYSE: FCEA)


$50
$45
$40
$35
$30
$25
'05 J F M A M J J A S O N D
'06 J F M

—∿—

To our investors, employees, partners and customers who made 2005 an excellent year, we offer a sincere thank you and best wishes for 2006. We are confident that we can deliver our 27th consecutive year of EBDT growth in 2006.

Samuel H. Miller
Co-Chairman of the Board and Treasurer

Albert B. Ratner
Co-Chairman of the Board

Charles A. Ratner
President and Chief Executive Officer

# OUR DEVELOPMENT PIPELINE

We currently have one of the most active development pipelines in our history, featuring large projects at every stage of development – recent and pending openings, projects under construction and scheduled to open in 2007 or 2008, and longer-term development projects that will sustain our growth well into the next decade – **That's Us.**



Hawaii Military Communities, Honolulu
San Francisco Centre
Orchard Town Center, Westminster, CO
Mercantile Bank, Dallas
The Presidio of San Francisco
1100 Wilshire, Los Angeles
Stapleton, Denver
Mesa Del Sol, Albuquerque
NorthField Stapleton, Denver
The Uptown Apartments, Oakland
Mercury, Los Angeles


New York Times, Manhattan


NETS
Brooklyn Atlantic Yards


Ridge Hill Village, Yonkers


Beekman, Manhattan


Sterling Glen of Roslyn, NY


East River Plaza, Manhattan


East Baltimore/Johns Hopkins


Waterfront, Washington, D.C.


Southeast Federal Center, Washington, D.C.


Old Stone Crossing, Charlotte, NC


Promenade Bolingbrook, Illinois


Chicago Central Station


Naval Station Great Lakes, Chicago


Sky55, Chicago


Illinois Science + Technology Park, Skokie


The Village at Gulfstream Park, Hallandale, FL


Suncoast Lakes, Tampa


The Shops at Wiregrass, Tampa



## 2005 Performance at a Glance

| | |
|---|---|
| EBDT[1] | $229.9 mil. |
| Comparable NOI Change[2] | 2.3% |
| Regional Mall Sales Per Square Foot | $ 434 |
| Comparable Regional Mall Sales Increase | 5.8% |
| Comparable Retail Occupancy | 94.7% |
| Comparable Office Occupancy | 92.5% |

## Portfolio at a Glance[17]

| | |
|---|---|
| ***Total*** | |
| Completed Projects | 83 |
| Projects Under Construction | 8 |
| Total Assets | $ 5.4 bil. |
| ***Retail*** | |
| Completed Retail Centers | 42 |
| Retail Centers Under Construction | 3 |
| Total Retail Square Footage | 21.7 mil. |
| Gross Leasable Area | 13.0 mil. |
| ***Office*** | |
| Completed Office Buildings | 34 |
| Office Buildings Under Construction | 5 |
| Office Square Footage | 11.2 mil. |
| **Hotel** | |
| Completed Hotels | 7 |
| Total Rooms | 2,496 |

**Comparable NOI increased 2.3 percent, total assets grew to $5.4 billion, and the Group's EBDT was $229.9 million, compared with $182.5 million in 2004.**

The Commercial Group had an outstanding year in 2005. Total assets grew to $5.4 billion, representing 67 percent of total company assets. The Group's EBDT was $229.9 million[1] in fiscal 2005, compared with $182.5 million[1] in 2004. Comparable net operating income increased 2.3 percent[2], with the retail and hotel portfolios up 3.6 percent[2] and 13.1 percent[2], respectively, and the office portfolio down slightly, 0.9 percent[2], for the year.

The Commercial Group is Forest City's largest strategic business unit, featuring a diverse portfolio of retail, office, life sciences and mixed-use projects. As of January 31, 2006, we owned interests in 83 completed Commercial projects including 42 retail properties, 34 office buildings and seven hotels. **That's Us.**

The shopping center industry experienced a very good year in 2005. In addition to the comparable NOI increase, comparable sales for our regional malls grew 5.8 percent. Our mall portfolio is now generating sales of $434 per square foot. ***Victoria Gardens*** in Southern California, which has been open for more than 12 months, had sales in excess of $550 per square foot in its first year. Portfolio-wide, rents increased 9.9 percent on 440,000 square feet of retail lease rollovers in 2005, and occupancies increased to 94.7 percent in 2005 compared with 92.5 percent in 2004.

The office portfolio's rents decreased 1.2 percent on 960,000 square feet of office space rollovers during the year. Comparable office occupancies declined to 92.5 percent from 93.1 percent last year. While this performance was disappointing, in our case, it was primarily driven by the Cleveland and San Jose markets. We were able to mitigate most of the effect by having the majority of our office portfolio concentrated in two large, stable projects – ***MetroTech Center*** in New York City and ***University Park at MIT*** near Boston.

Entering fiscal 2006, eight Commercial Group projects, totaling $838.0 million[19] at our share, were under construction. Six of those projects are scheduled to open during fiscal 2006 – which will add approximately 2.2 million square feet of retail space and 981,000 square feet of office space



**Capitalizing on the retail industry's trend toward open-air venues, Simi Valley Town Center is our third new open-air regional lifestyle center in the past three years. The 660,000-square-foot center features Macy's and Robinsons-May as anchor tenants, along with more than 110 premier specialty shops and restaurants.**


FRANCISCO
BE PART OF

to our Commercial portfolio, at a total cost of $554.3 million[20] at our share. Among the projects under construction are signature buildings on both coasts – the 1.5-million-square-foot, 52-story ***New York Times Headquarters*** building and the 1.4-million-square-foot ***San Francisco Centre***. Additionally, we have more than a dozen projects in various stages of pre-development, which will begin construction from 2006 to 2008. **That's Us.**

During the year, we acquired the 176,000-square-foot ***Ballston Common Office Center*** in Arlington, Virginia, which is 99 percent leased to three existing tenants and is located above our Ballston Common Mall. As anticipated, the Company has been able to gain efficiencies from operating both properties.

Just as we look for new ways to grow our portfolio, we are constantly monitoring disposition opportunities. The Commercial Group has recently disposed of two assets – the 186,000-square-foot ***Showcase*** specialty retail center in Las Vegas in early 2005, and the 444-room ***Hilton Times Square*** hotel in New York City in early 2006.

## Retail Centers

Retail centers represent approximately one-third of the Company's business based on total property cost. During the year, we opened four retail projects totaling 1.5 million square feet and representing $243.9 million[21] of cost at our share. Openings included ***Simi Valley Town Center***, an open-air regional lifestyle center in Southern California; the first phase of the 1.1-million-square-foot ***NorthField Stapleton*** retail center in Denver; and the 354,000-square-foot ***Saddle Rock Village*** in Aurora, Colorado.

Simi Valley Town Center is our third new open-air regional lifestyle center in the past three years. The 660,000-square-foot center features anchor tenants Macy's and Robinsons-May, and more than 110 premier specialty shops. The Town Center is 93.8 percent leased and sales have been strong since the center opened in October 2005.

At our NorthField Stapleton lifestyle center in Denver, we opened the first "big-box" phase in 2005 and plan to open the remainder of the project, including a main street setting, in 2006. Once NorthField is completed, Stapleton will have 2 million square feet of combined retail space. For more information about Stapleton, see page 28.

In California, in 2006, we will open the new ***San Francisco Centre***, which, when combined with the existing center, will create a 1.4-million-square-foot retail/office project. Jointly developed and owned with The Westfield Group, the new center will be anchored by Bloomingdale's and Nordstrom and will connect at all five levels to the existing San Francisco Centre. The pre-leasing at this project was more than 70 percent at year-end, and the quality and mix of the tenants are very strong.

2005 milestones for other retail projects included:

- Breaking ground on suburban Chicago's ***Promenade Bolingbrook***, a 731,000-square-foot retail center where IKEA has already opened, and Bass Pro Shops and Marshall Field's will anchor the project when it opens in 2007.
- Signing Macy's, JCPenney and AMC Theatres as anchors for the 853,000-square-foot ***Orchard Town Center***, which will be a main street-style shopping village in the Denver suburb of Westminster.
- Announcing that the 523,000-square-foot Tampa-area ***The Shops at Wiregrass*** will be anchored by Dillard's and JCPenney, as well as 100 specialty retail stores and an array of signature restaurants.
- Furthering the entitlement process for the 510,000-square-foot ***East River Plaza*** retail center in Harlem and the 1.2-million-square-foot ***Ridge Hill Village*** mixed-use project in Yonkers – with plans to break ground on both during 2006.

**Left page: Scheduled to open in fall 2006, the 1.4-million-square-foot San Francisco Centre will be anchored by Bloomingdale's and Nordstrom, creating the largest urban shopping center west of the Mississippi.**

## Commercial Pipeline

### 2005 Openings[16]

| | Cost @ our Share (in millions) |
|---|---|
| ***Retail*** | |
| Simi Valley Town Center | $ 147.8 |
| NorthField Stapleton Phase I | 34.4 |
| Saddle Rock Village | 33.8 |
| Short Pump Town Center Expansion | 27.9 |
| ***Office*** | |
| Ballston Common Office Center (acq.) | $ 63.0 |

### Projects Under Construction[16]

| | Cost @ our Share (in millions) |
|---|---|
| ***Retail*** | |
| San Francisco Centre | $ 288.4 |
| NorthField Stapleton Phase II & III | 138.8 |
| Promenade Bolingbrook (2007) | 117.7 |
| ***Office*** | |
| New York Times (2007) | $ 166.0 |
| Illinois Science + Technology Park | 77.5 |
| Edgeworth Building | 35.2 |
| Stapleton Medical Office Building | 9.9 |
| Advent Solar | 4.5 |

*2006 openings except where indicated by ( )*


EQUIPMENT

In identifying and pursuing retail opportunities, we evaluate a variety of trends, risk/reward considerations, and market conditions. One of the primary trends is consumers' increasing preference for open-air lifestyle centers. As a result, with the exception of our San Francisco Centre project, all of the major retail projects currently under construction or under development are open-air centers – **That's Us.**

We are mindful of ongoing consolidation in the traditional department store business. In fact, we believe the nature of anchor tenancies has changed. We continue to work closely with traditional anchors such as JCPenney, Dillard's, Macy's and Foley's. However, we have also broadened our roster of anchor tenants to include big-box stores such as IKEA, Target and Bass Pro Shops; theater chains such as Harkins Theatres, AMC Entertainment and Regal Cinemas; and destination restaurants such as The Cheesecake Factory. In the last year, we have opened, or signed agreements for, three Bass Pro Shops stores – at our Victoria Gardens, NorthField Stapleton, and Promenade Bolingbrook projects.

We expand or renovate properties to achieve attractive returns and to maintain and grow a property's value and market position. During 2005, we completed the 88,000-square-foot expansion of ***Short Pump Town Center*** in Richmond, Virginia, which now features a Cheesecake Factory and a flagship Orvis store. In 2006, we will complete the renovation and expansion of ***Antelope Valley Mall*** in Palmdale, California, which will include the opening of a new 59,000-square-foot cinema.

Beyond 2006, we have significant expansion opportunities in some of our best markets:

- ***South Bay Galleria*** – This million-square-foot regional center in Redondo Beach, California is slated for a mixed-use expansion that will include a new Macy's, lifestyle retail and residential space during the next several years.
- ***Promenade in Temecula*** – We are exploring the addition of a high-end anchor store and the expansion of small-shop space in this fast-growing Southern California market.
- ***Galleria at Sunset*** – In Henderson, Nevada, we are planning an expansion of the retail space to take advantage of anticipated increased traffic as a result of a new highway interchange.
- ***Victoria Gardens*** – We are considering adding another high-end anchor and more small-shop space at this top-performing open-air regional lifestyle center.

**Among the projects under construction are signature buildings on both coasts – the *New York Times* headquarters and San Francisco Centre.**

### Office/Life Sciences

In our New York City core market, we continued construction on the ***New York Times Headquarters***, a 1.5-million-square-foot, 52-story office building in Manhattan, which will become a signature building on the New York City skyline when it opens in 2007. *The New York Times* will own and occupy 800,000 square feet of office space, and Forest City and its partners will own and manage the remainder of the building. The building will take advantage of the strong office market in New York City, where the Commercial Group already owns 4.4 million square feet of office space, primarily at MetroTech Center in downtown Brooklyn.

During fiscal 2005, we completed the 20-year build-out of our ***University Park at MIT*** life sciences office park near Boston, which is one of our most successful projects to date. The project transformed a 27-acre industrial site into a life sciences-focused mixed-use community with more than 2.3 million square feet of office and lab space, approximately 531 residential units, 60,000 square feet of community-based retail, and 210 hotel rooms. University Park at MIT – **That's Us.**

Our success with University Park at MIT and a research facility at the University of Pennsylvania led to the creation of the Forest City Science + Technology Group in 2005 to focus on the pursuit of large mixed-use projects that serve the growing life sciences industry.

**Left page: Designed by world-renowned architect Renzo Piano, the 1.5-million-square-foot, 52-story New York Times headquarters is destined to become a signature building on the New York City skyline.**


Illinois Science+Technology Park

In the Chicago suburb of Skokie, Illinois, we have begun construction on the redevelopment of the former Pfizer campus into a 22-acre technology and research park known as the ***Illinois Science + Technology Park.*** The site currently includes 1 million square feet of office space in nine buildings. We plan to renovate or redevelop four existing structures and replace others with more than 660,000 square feet of new research and office facilities. The first building is expected to open in 2006, and we have a letter of intent from our first major tenant to occupy 130,000 square feet.

We have demonstrated these abilities and refined our skills at projects such as Stapleton, MetroTech Center, University Park at MIT and many others. Our record of success brings us new opportunities, and, in 2005, we achieved significant milestones at several of our new mixed-use projects, which should drive our growth and shareholder value for years to come.

In Brooklyn, we acquired much of the land for the development of our ***Atlantic Yards*** mixed-use community, which is expected to include a new arena for the Nets basketball team, in which we are an investor. As expected,

**The combination of two completed projects and two under construction will give us nearly 5 million square feet of life science facilities.**

In East Baltimore, Maryland, we began construction in April 2006 on the first phase of an 80-acre mixed-use community adjacent to the ***Johns Hopkins University*** medical campus. The first phase is expected to include 791,000 square feet of life science office space. Johns Hopkins is committed to occupy at least 100,000 square feet of the first 282,000-square-foot building. The combination of completed projects and these two currently under construction will give us nearly 5 million square feet of life science facilities. We have been selected as the development partner for two other life science projects: a 14-acre office campus for ***Case Western Reserve University*** in Cleveland, and the 160-acre ***Fitzsimons*** life sciences park adjacent to our Denver Stapleton project.

### Mixed Use

The ability to envision, build and deliver large mixed-use projects is a core competency for Forest City. We are able to combine multiple product types and work with local authorities, partners and citizens to take unproductive real estate and develop it for productive uses, creating a sense of place and community – **That's Us.**

the team operated at a loss, but our long-term objectives are to build a great franchise, move it to Brooklyn (a city of 2 million people), and develop a large-scale, mixed-use project with the Nets and a Frank Gehry-designed arena as catalysts for the project and the further revitalization of downtown Brooklyn.

In addition, during the year, we secured the rights for the mixed-use redevelopment of ***Southeast Federal Center***, a former 42-acre military supply depot in Washington, D.C., located within walking distance of the proposed new Washington Nationals baseball park. Also in Washington, we have continued to plan for our ***Waterfront*** mixed-use project, which involves the redevelopment of the former Waterside Mall to create up to 2 million square feet of commercial space and a large residential community.

Developing retail centers, office and life science parks, and mixed-use projects in our core markets is a key growth strategy for Forest City. Building value for shareholders and the communities we serve through commercial development – **That's Us.**

**Left page: In 2005, we began construction on the redevelopment of the former Pfizer campus in Skokie, Illinois into a 22-acre technology and research park known as the Illinois Science + Technology Park, where the first building will open in 2006.**



## 2005 Performance at a Glance

| | |
|---|---|
| EBDT[1] | $ 53.4 mil. |
| Comparable NOI Change[2] | 4.6% |
| Comparable Annual Average Occupancy | 93.4% |
| Comparable Year-End Occupancy | 94.3% |

## Portfolio at a Glance[17]

| | |
|---|---|
| Total Assets | $ 2.2 bil. |
| Completed Apartment Communities | 123 |
| Apartment Communities and Condominium Under Construction | 7 |
| Completed Units | 34,829 |
| Apartment Units Under Construction | 3,611 |
| Condominium Units Under Construction | 466 |

# RESIDENTIAL GROUP

**Comparable NOI increased 4.6 percent, occupancy levels rose to 93.4 percent, and comparable net rental income reached 90.8 percent, its highest level in four years.**

Operating metrics in the Residential Group improved during 2005. Despite these improvements, EBDT[1] was down $14.7 million from the prior year because of the impact of property sales and lease-up of newly opened projects. Comparable net operating income (NOI), occupancies, and comparable net rental income all increased – and we opened six major apartment communities, began construction on a second large condominium project in downtown Los Angeles, and secured our second military family housing contract with the U.S. Navy.

We own, develop, acquire, lease, manage and sell multifamily residential properties in 19 states and the District of Columbia. At year-end, total Residential Group assets were $2.2 billion, 27 percent of total company assets. We own interests in 34,829 completed apartment units at 123 properties, which include conventional apartment communities, adaptive re-use projects, supported-living properties, Federally Assisted Housing, military housing, as well as the residential components of several large, mixed-use projects – **That's Us.**

Comparable NOI increased for the first time in four years, up 4.6 percent[2], and occupancy levels increased to 93.4 percent from 92.6 percent. Perhaps the best indicator of the improvement in our residential portfolio was the increase in comparable net rental income (defined as gross rent less vacancies and concessions), which reached 90.8 percent, its highest level in four years. We believe the recent improvements in our fundamentals will continue in 2006 because, in many of our markets, we are experiencing increases in rents and occupancies along with a reduction of concessions.

We made strategic decisions that, as anticipated, affected our results in the short term, but will prove beneficial in the long run. We were very active in executing our capital strategy and sold five assets, totaling 1,864 units, to take advantage of unprecedented high valuations in the residential sector. In addition, as expected, the six residential properties we opened in 2005 will have an initial EBDT loss during lease-up until the projects achieve stabilization. This is in contrast to our office and retail projects, which open significantly leased-up and begin contributing to EBDT immediately.

## Openings

Our six openings totaled 1,088 units and represented $272.6 million[10] of cost at our share. The new communities are strategically located in our core markets, which are benefiting from the turnaround in the residential sector.

During the year, we opened the final two buildings, both apartment communities, at our award-winning ***University Park at MIT*** mixed-use project near Boston. ***100 Landsdowne*** features 203 high-rise luxury apartment units, while ***23 Sidney*** offers 51 loft apartments located at the entrance to the 27-acre site, which is adjacent to the MIT campus. Including the 2005 openings, the 20-year project is now complete, with more than 2.3 million square feet of office and lab space, approximately 531 residential units, 60,000 square feet of community-based retail, and 210 hotel rooms. The residential communities are generating the highest rents in the market. The *Boston Globe* architecture critic wrote that "University Park, which replaces a failed industrial area, is among the best of its kind. It's truly urban, with plenty of street life and more to come, but it doesn't feel over-built, and it features fine landscapes … and it's a rich mix of uses." University Park at MIT – **That's Us.**

In our California core market, we opened two apartment communities in downtown Los Angeles during the second half of 2005. At ***Metro 417***, we converted the historic Subway Terminal train station and office building into 277 loft apartments, featuring 10- and 12-foot ceilings and oversized windows for impressive city skyline views. This

**first rental residential building at Central Station in Chicago.**

project was awarded the National Association of Home Builders' 2006 Pillars of the Industry Award for "Best Repositioning or Rehabilitation of an Apartment Asset." We also completed construction on ***Met Lofts***, which features 264 loft apartments in the growing South Park neighborhood of downtown Los Angeles. Similar to our properties in Boston, these residential buildings are generating the highest rents in the market.



In addition, we completed ***River Lofts at Ashton Mill***, which was transformed from a Civil War-era cotton mill into 193 loft apartments near Providence, Rhode Island. Including Metro 417 and Ashton Mill, our adaptive re-use/historic preservation portfolio consists of 1,673 units at eight properties, representing $295.8 million[11] of cost at our share.

In the fourth quarter, we opened our 14th supported-living property, the 100-unit ***Sterling Glen of Lynbrook*** on Long Island. The supported-living portfolio, concentrated in the New York City metropolitan area, realized a 5.1 percent[12] increase in comparable NOI during the year and comparable occupancies were 90 percent.

## Under Construction

At the end of 2005, we had seven Residential projects under construction – four rental projects, two condominiums and one military housing project. The new rental projects under construction totaled 1,022 units and represented $313.8 million of cost. The two condominium communities under construction totaled 466 units and represented $127.0 million[22] at our share.

**Forest City opened two apartment communities in downtown Los Angeles in 2005: Met Lofts (top), which features 264 loft apartments; and Metro 417 (bottom), the conversion of the historic Subway Terminal train station and office building into 277 loft units.**



We have been developing condominiums at our Central Station project in Chicago with our partners for 15 years, where we have sold more than 1,500 units, have another 1,300 under construction and entitlements for an additional 2,000-plus units. In April 2006, we opened our first rental apartment communities at Central Station: ***Sky55***, a 411-unit apartment tower that offers panoramic views of Lake Michigan and downtown Chicago; and ***1251 South Michigan***, a 91-unit senior-housing community. Because the buildings feature affordable-housing and senior-housing components, Forest City has been able to secure advantaged financing, including tax-exempt bonds and tax increment financing. Including the two new apartment communities at Central Station, we now have more than 1,600 rental units in the Chicagoland area. Chicago's mixed-use project at Central Station – **That's Us.**



In 2006, we will open the 158-unit ***Sterling Glen of Roslyn***. Once this project is completed, our supported-living portfolio will consist of 15 properties totaling $384.5 million[13] of cost at our share.

During 2005, we entered the Dallas market, with our ***Dallas Mercantile*** redevelopment project, which will consist of 210 rental units in the adaptive re-use of a bank tower, as well as a new 152-unit apartment building and the redevelopment of the adjacent Continental Building into 165 condominium units. We have acquired the first building for redevelopment and began construction in 2005. We also solidified the public/private partnership, including $60 million in local community development funding, which will be integral to the success of this mixed-use project. Building public/private partnerships – **That's Us.**

***Condominiums:*** Whereas we have traditionally worked with partners to develop condominiums, developing condos on our own has become a significant part of the residential strategy. The condominium business has been the fastest-growing sector of the residential industry during the past 18 months.

In our California core market, we have two large downtown Los Angeles condominium projects under construction, both of which involve adaptive re-uses of former office buildings. The first, the 228-unit ***1100 Wilshire***, is 90 percent sold out, and we will begin delivering units in the second quarter of 2006. We expect to start marketing the second, the 238-unit ***Mercury***, in mid-2006.

***Military family housing:*** We are currently involved in two large military family housing projects under public/private venture agreements with the U.S. Navy. During the year, we completed construction on 145 of the first new rental homes at our Hawaii U.S. Navy project. The project involves the construction of approximately 910 new homes and the renovation of 1,040 existing homes, as well as the ongoing operation and maintenance of the properties and residential communities for the next 50 years.

For our second such project, we signed a 50-year agreement for the ownership, development and management of U.S. Navy military family housing located primarily in the North Shore suburbs of Chicago. The Midwest Family Housing, LLC project, which began construction in 2006, will include a combination of demolition, renovation and new construction, resulting in approximately 1,650 family homes to be built by local and national homebuilders.

## Residential Pipeline:

### 2005 Openings[16]

| | Cost @ Our Share (in millions) |
|---|---|
| Metro 417 | $ 78.5 |
| 100 Lansdowne Street | 65.9 |
| River Lofts at Ashton Mill | 46.3 |
| Met Lofts | 32.8 |
| Sterling Glen of Lynbrook | 31.1 |
| 23 Sidney Street | 18.0 |

### Projects Under Construction[16]

| ***Apartments*** | Cost @ Our Share (in millions) |
|---|---|
| Dallas Mercantile (2007-08) | $ 116.2 |
| Sky55 | 110.7 |
| Sterling Glen of Roslyn | 74.9 |
| Ohana Military Communities (2006-08) | 31.7 |
| 1251 S. Michigan | 12.0 |
| ***Condominiums*** | |
| Mercury (2007) | $ 69.0 |
| 1100 Wilshire | 58.0 |

*2006 openings except where indicated by ( )*

**Above: Forest City has two large condominium developments under construction in downtown Los Angeles. Mercury is a conversion of the former Getty Oil world headquarters into a 22-story, 238-unit condominium, which is scheduled to open in early 2007.**

## Under Development

At the end of 2005, not including the military family housing units, we had 12 apartment communities under development, totaling more than 3,400 units and representing $861.5 million[23] of cost at our share.



2006 will be an active year at our award-winning Tobacco Row adaptive re-use/historic preservation project in Richmond, Virginia – **That's Us**. Among the projects under development and scheduled to begin construction in 2006 is the ***Lucky Strike*** building, which is being converted into 131 apartment units. Tobacco Row, where we have already completed 329 loft apartments representing $44.5 million[14] of cost at our share, is 96 percent leased. We will also complete construction of the 187,000-square-foot ***Edgeworth*** office building in 2006.

In early 2006, we broke ground on ***The Uptown Apartments***, which will include 665 rental residential units in center city Oakland. We secured a $160 million tax-exempt bond deal for the project – the largest single issue in California history. In addition to the apartments, the project will include 9,000 square feet of retail space on 6 acres near a mass transit station, 15 minutes from downtown San Francisco.

Other Residential projects in the development pipeline include ***The Presidio of San Francisco***, a 202-unit redevelopment of the historic United States Marine Hospital near the Golden Gate Bridge; and more than 650 combined rental and condominium units at our ***Beekman*** project in Manhattan.

With the apartment market improving and our condominium business gaining traction, we are optimistic about capitalizing on near-term growth opportunities. We have been in the residential business for many years, and we have been able to envision, deliver and operate successful projects under a variety of economic conditions. We are dedicated to building communities where people want to live, work and play, and that also provide excellent returns for our company and shareholders. **That's Us.**

**The openings of the 203-unit 100 Lansdowne Street (top) and 51-unit 23 Sidney Street (bottom) apartment buildings complete the 20-year build-out of our award-winning University Park at MIT mixed-use project near Boston.**



We had a remarkable year in our land business – 2005 was our best year ever! EBDT from our Land Development Group was $59 million[1], up 39 percent from last year – this represented 22 percent of Forest City's EBDT in 2005 compared with 17 percent in 2004. The land results were driven by strong performances at Denver ***Stapleton***, Chicago ***Central Station*** and in our core land business – particularly in Florida, the Carolinas and Arizona. Included in our 2005 land sales were 900 lots sold to homebuilders at Stapleton, four major parcels to condominium builders at Central Station, and 1,254 acres in our core land business.

The land business has been one of the cornerstones of Forest City for more than 50 years – **That's Us**. In recent years, we have expanded well beyond our Midwest focus to significantly increase our holdings in high-growth markets. In fact, just since 2003, our land holdings outside of Northeast Ohio, excluding Stapleton and Central Station, have grown from 48 percent[18] to 70 percent[18]. During the year, we added to our land portfolio, bringing the total acres of developable land to 7,757 acres at 33 projects in 10 states. We also hold options to purchase another 5,300 acres.

Land sales were strong throughout the core Land Development Group portfolio, including at ***GrassFarms*** in Manatee County, Florida; ***Old Stone Crossing*** and ***Mill Creek Falls*** in the Charlotte, North Carolina, area; ***Gladden Farms*** in Tucson, Arizona; and developments in Denver and Northeast Ohio. As we complete high-impact projects such as ***Canterberry Crossing*** near Denver, we are making progress on significant new projects including the 1,600-acre ***Sweetwater Ranch*** in Austin, Texas, and the 300-acre ***Tangerine Crossing*** in Tucson.

To keep up with the demand for developable land in growth markets, we had a strategic acquisition program during the year, including acquiring three properties totaling nearly 1,200 acres in North Carolina; adding more than 600 acres for phase two of Gladden Farms; and acquiring a 120-acre parcel zoned for commercial development adjacent to our ***Paseo del Este*** residential development in El Paso, Texas.

Also during 2005, we signed a development agreement with the University of New Mexico and state and city officials to develop the 9,000-acre ***Mesa Del Sol*** site in Albuquerque over several decades. With a combination of residential, commercial and mixed-use development, the project could add up to 100,000 people to the city's population of nearly 500,000 people. We also announced Mesa Del Sol's first tenant – Advent Solar Inc., a developer of advanced technology solar cells and modules, which plans to occupy an 88,000-square-foot research, development and manufacturing facility.

We have increased our ownership of land in strong home-building markets, and have built the relationships, infrastructure and experience necessary to continue to expand this business profitably now and for the long term. A Forest City tradition, land development is now a significant and growing part of our business – **That's Us**.



**At Central Station, approximately 1,500 condominiums and town homes have already been completed and another 1,300 were under construction at year-end – making it one of Chicago's fastest-growing residential communities.**

**More than 5,000 people already live at Stapleton, and we are moving families in at a rate of one to two per day, a trend that we believe will continue into the foreseeable future.**

The transformation of Stapleton, Denver's former airport, into one of the premier new urban communities in the nation continued at a rapid pace throughout 2005. There are now more than 5,000 people living at Stapleton, total retail space will soon reach 2 million square feet, construction has begun on Stapleton's first office building, and there are already three schools and numerous parks and acres of open space. Stapleton – **That's Us.**

Since inception through the end of the fiscal year, 2,457 homes had been sold at Stapleton, and 2,143 of those homes were occupied. The builders currently selling homes at Stapleton have acquired or are under contract to acquire 3,055 lots. In addition to the single-family homes, there are four apartment communities currently open and leasing. Today's population of 5,000 is expected to grow to more than 7,000 by the end of 2006, and we expect families to continue to move into Stapleton at a rate of one to two per day for the foreseeable future.

Retail development has continued at a fast pace. Quebec Square and East 29th Avenue Town Center offer more than 800,000 square feet of retail space. In 2005, they were joined by the initial phase of our new 1.1-million-square-foot NorthField Stapleton, a regional lifestyle center where Super Target, Circuit City and Colorado's first Bass Pro Shops Outdoor World opened as anchors in late 2005. In the heart of NorthField, an 18-screen Harkins movie theatre is scheduled to open in early 2006 as the southern anchor of our pedestrian-friendly Main Street retail. On the northern end of Main Street, a 140,000-square-foot Macy's commenced construction for its opening in fall 2006.

Other 2005 milestones included:

- Beginning construction on Stapleton's first office building, a 45,000-square-foot family medical facility;
- Beginning construction on Stapleton's Central Park, which will include athletic fields, sledding hills and lighted walkways;
- Opening a new publicly chartered high school, and beginning construction on a new elementary/middle school; and
- Opening the first portion of the Westerly Creek open space to the public.

Stapleton is one of our very best and most exciting projects. It demonstrates our ability to do it all, with sustainability as a guiding principle. Stapleton is a real estate and community development success story. It represents an extraordinary value for our shareholders, as we continue to drive excellent returns from both land sales and the development of rental property for commercial and residential uses.


Outdoor World





At more than 4,000 acres, Stapleton is one of the most exciting and ambitious projects in our history. Bottom left: The first phase of the NorthField Stapleton open-air regional lifestyle center opened in 2005. Top: Inception to date, 2,457 homes had been sold at Stapleton, and 2,143 of those homes were occupied. Bottom: Nineteen homebuilders offer 30 different home models – a home design and price point for every type of buyer.



# PORTFOLIO OF REAL ESTATE



NEVADA
Vegas
San Francisco
San Jose
Fresno
CALIFORNIA
Los Angeles
San Diego
Honolulu
HAWAII
ARIZONA
Tucson
Denver
Albuquerque
NEW MEXICO
El Paso
TEXAS
Austin
Dallas
Chicago
ILLINOIS
MICHIGAN
Detroit
Cleveland
Akron
OHIO
Dayton
KENTUCKY
TENNESSEE
Nashville
Atlanta
GEORGIA
FLORIDA
Tampa
Ft. Lauderdale
Miami
SOUTH CAROLINA
NORTH CAROLINA
Charlotte
VIRGINIA
Richmond
WEST VIRGINIA
Charleston
PENNSYLVANIA
Pittsburgh
Philadelphia
MD
NJ
Washington D.C.
NEW YORK
Buffalo
New York
CT
RI
MA
Providence
Cambridge
Core Markets
Retail Centers
Office Buildings
Hotels
Apartments
Condominiums
Under Construction
Land Development
Corporate Headquarters
Regional Offices


*NOTE: Numbers indicate properties in each market. A listing of our real estate portfolio is included on pages 15 to 26 in the Form 10-K for the year ended January 31, 2006.*

# CORPORATE DIRECTORY

Forest City Enterprises, Inc. and Subsidiaries

## BOARD OF DIRECTORS

Scott S. Cowen, *President – Tulane University*

Michael P. Esposito, Jr., *Chairman – XL Capital Ltd.; Retired Executive Vice President/Chief Control Compliance and Administrative Officer – The Chase Manhattan Bank, N.A.*

Jerry V. Jarrett, *Retired Chairman and Chief Executive Officer – Ameritrust Corporation*

Samuel H. Miller, *Co-Chairman of the Board and Treasurer*

Albert B. Ratner, *Co-Chairman of the Board*

Brian J. Ratner, *Executive Vice President*

Charles A. Ratner, *President and Chief Executive Officer*

James A. Ratner, *Executive Vice President*

Ronald A. Ratner, *Executive Vice President*

Deborah Ratner Salzberg, *President – Forest City Washington, Inc.*

Stan Ross, *Retired Vice Chairman – Ernst & Young LLP; Chairman of the Board and Senior Fellow – USC Lusk Center for Real Estate*

Joan K. Shafran, *Chief Operating Officer – Powell Partners Ltd.; Executive Managing Partner – The Berimore Company*

Louis Stokes, *Senior Counsel – Attorney-at-Law, Squire, Sanders & Dempsey LLP; Retired Member of The United States Congress*

## CORPORATE OFFICERS

Samuel H. Miller, *Co-Chairman of the Board and Treasurer*

Albert B. Ratner, *Co-Chairman of the Board*

Charles A. Ratner, *President and Chief Executive Officer*

James A. Ratner, *Executive Vice President*

Ronald A. Ratner, *Executive Vice President*

Brian J. Ratner, *Executive Vice President*

Thomas G. Smith, *Executive Vice President, Chief Financial Officer and Secretary*

Andrew J. Passen, *Executive Vice President – Human Resources*

Linda M. Kane, *Senior Vice President and Corporate Controller*

Geralyn M. Presti, *Senior Vice President, General Counsel and Assistant Secretary*

Thomas T. Kmiecik, *Assistant Treasurer*

James W. Finnerty, *Vice President – Tax*

Allan C. Krulak, *Vice President – Director of Community Affairs*

Nancy W. McCann, *Vice President – Marketing*

Minta A. Monchein, *Vice President – Human Resources*

Charles L. Rau, *Vice President – Chief Technology Officer*

## GENERAL COUNSEL OFFICE

Geralyn M. Presti, *Senior Vice President, General Counsel and Assistant Secretary*

William M. Warren, *General Counsel Emeritus*

David J. Gordon, *Associate General Counsel*

Warren K. Ornstein, *Associate General Counsel*

Charles L. Pitcock, *Associate General Counsel*

Joan C. Glenn-Katzakis, *Assistant General Counsel*

Amanda M. Seewald, *Assistant General Counsel*

## RISK MANAGEMENT

Thomas K. Johnson, *Director*

## SUSTAINABILITY INITIATIVES

Jonathan Ratner, *Director*

## FOREST CITY RENTAL PROPERTIES CORPORATION

*(Selected Officers)*

Robert G. O'Brien, *Executive Vice President – Finance and Investment*

Vincent S. Hill, *Vice President – Corporate Security and Loss Prevention*

Michael E. Lonsway, *Vice President – Assistant Controller/Internal Reporting*

Thomas A. Michaels, *Vice President – Director of Taxes*

Charles D. Obert, *Vice President – Assistant Controller/External Reporting*

William T. Ross, *Vice President – Strategic Planning*

Brad E. Snyder, *Vice President – Corporate Strategic Initiatives*

## FOREST CITY COMMERCIAL GROUP, INC.

James A. Ratner, *Chairman and Chief Executive Officer*
David J. LaRue, *President and Chief Operating Officer*
D. Layton McCown, *Senior Vice President and Chief Financial Officer*

**Operating Division**
Duane F. Bishop, Jr., *Senior Vice President – Asset and Portfolio Management*
Mark C. Siegel, *Executive Vice President – Portfolio Strategy*

***Accounting***
John L. Hyclak, *Vice President – Accounting*
Michael R. May, *Vice President*
Mark W. Smith, *Vice President*

***Leasing***
Joseph J. Boehm, III, *Senior Vice President – Retail Leasing – Eastern Region*
James P. Crosby, *Vice President – Office Leasing*
William P. Hewitt, *Senior Vice President – West Coast Retail Leasing*
Patrick M. Lott, *Senior Vice President – Office Development and Leasing*
Michael E. Stevens, *Executive Vice President – Retail Leasing*

***Management***
Edward A. Chanatry, *Vice President – Asset Management*
Michael F. Farley, *Vice President – Asset Management*
Tom L. Gilkeson, *Vice President – Operations*
Jane E. Lisy, *Vice President – Marketing*
Alan W. Schmiedicker, *Senior Vice President – Property Management*

**Development Division**
Mark G. Bulmash, *Senior Vice President – East Coast Development*
Peter B. Calkins, *Senior Vice President – Life Sciences + Technology*
Emerick J. Corsi, *Executive Vice President of Development*
Gayle Blakeley Farris, *President – Life Sciences + Technology*
Brian M. Jones, *President and Chief Executive Officer – West Coast Division*
Brian J. Ratner, *President – East Coast Development*
Joginder Singh, *Executive Vice President – Commercial Construction*
Frank C. Wuest, *Senior Vice President – Development and Acquisition – Life Sciences + Technology*

**Forest City Finance Corporation**
Judith A. Wolfe, *President*
Steven H. Kurland, *Senior Vice President*
Liane M. Simonetti, *Senior Vice President*
Douglas S. Brooks, *Vice President*
Sally A. Ingberg, *Vice President*
Eric J. Louttit, *Vice President*

**Forest City Ratner Companies – New York, New York**
Bruce C. Ratner, *President and Chief Executive Officer*
Joanne M. Minieri, *Executive Vice President and Chief Operating Officer*
Deborah J. Levinson, *Executive Vice President and Chief Financial Officer*

***Commercial and Residential Development***
James P. Stuckey, *Executive Vice President and Director*
Maryanne Gilmartin, *Executive Vice President – Commercial Development and Leasing*
Jane M. Marshall, *Senior Vice President, Commercial Development*
Melissa R.Gerling, *Vice President – Residential Development*
James R. Lester, *Vice President – Commercial Development*

***Retail Development***
Richard S. Pesin, *Executive Vice President and Director*
John R. Cournoyer, *Senior Vice President*
Lon Rubackin, *Senior Vice President*

***Construction and Design Development***
Robert P. Sanna, *Executive Vice President and Director*
Linda Chiarelli, *Senior Vice President and Chief Legal Officer*
Scott G. Stutman, *Senior Vice President*
Joseph A. Rechichi, *Senior Vice President*

***Finance***
Andrew P. Silberfein, *Executive Vice President*
Christopher L. Clayton, *Senior Vice President*
Howard A. Klein, *Senior Vice President*

***Legal***
David L. Berliner, *Executive Vice President and General Counsel*
Susan Elman, *Deputy General Counsel*

***Accounting***
Lauren T. Du, *Senior Vice President – Controller*
John K. Schnabel, *Director of Financial Reporting*

***Investment Management***
Matthew L. Messinger, *Senior Vice President and Director*

***Government and Public Affairs***
Bruce R. Bender, *Executive Vice President*
Scott C. Cantone, *Vice President*

***Office Service***
Rajesh M. Patel, *Senior Vice President and Chief Information Officer*
Elena S. Iracane, *Senior Vice President – Human Resources*

**First New York Partners – New York, New York**
Terence M. Whalen, *President*
Donna C. Singleton, *Senior Vice President and Chief Operating Officer*
Kristin Y. Chung, *Chief Financial Officer*
Robert J. Rediker, *Senior Vice President – Director of Asset Management*
Michael D. Albert, *Director of Financial Reporting*
Steven P. Tuttle, *Senior Vice President and Chief Legal Officer*

## FOREST CITY RESIDENTIAL GROUP, INC.

Ronald A. Ratner, *President and Chief Executive Officer*
James J. Prohaska, *Executive Vice President and Chief Operating Officer*
James T. Brady, *Vice President and Chief Financial Officer*
John D. Brocklehurst, *Vice President*
James A. Kovalcheck, *Vice President – Financial Operations*
Gerald M. Leuhsler, *Vice President – Construction Administration*
David J. Levey, *Executive Vice President – East Coast Development*
Jay W. Magee, *Vice President – Equity Services*

**Forest City Capital Corporation**
Edward Pelavin, *President*
Mark H. Gerteis, *Senior Vice President*
Anthony A. Love, *Vice President*
Christopher M. Mellis, *Vice President*
Karen A. Travers, *Vice President*

**Forest City Residential Management, Inc.**
George M. Cvijovic, *Co-President, Chief Operations Officer*
Angelo N. Pimpas, *Co-President, Chief Administrative Officer*
Rod H. Brannon, *Vice President – Engineering and Maintenance*
Oscar A. Crowder, *Vice President – Federally Assisted Housing*
Lori L. Reeves, *Vice President – Information Technology*
Cynthia L. Ritenour, *Vice President – Administration*

**Forest City Residential West, Inc.**
Gregory M. Vilkin, President

**Los Angeles, California**
Theodore R. Beder, *Vice President – Finance and Accounting*
Scott R. Carlson, *Senior Vice President – Acquisitions*
Thomas W. McCaslin, *Senior Vice President – Design and Construction*
James M. Ostrom, *Vice President – Construction*
Katherine Aguilar Perez, *Vice President – Development*
Kevin L. Ratner, *Senior Vice President – Development*
Renata C. Simril, *Vice President – Development*
Susan M. Smartt, *Senior Vice President – Development-San Francisco*
George Michael VanEtten, *Vice President – Construction*

**Forest City Stapleton, Inc. – Denver, Colorado**
John S. Lehigh, *Executive Vice President and Chief Operating Officer*
Alfred (Hank) L. Baker III, *Senior Vice President – Marketing*
James D. Chrisman, *Senior Vice President – Development*
Brian Fennelly, *Vice President – Finance and Accounting*
Denise A. Gammon, *Senior Vice President – Development*
Charles C. Nicola, Jr., *Senior Vice President – Design and Construction*

**Forest City Washington, Inc. – Washington, D.C.**
Deborah Ratner Salzberg, *President*
Thomas G. Archer, *Vice President – Development*
Michael S. Defferding, *Executive Vice President – Military Housing*
Harriet Edwards-White, *Regional Director of Leasing*
Thomas W. Henneberry, *Chief Operating Officer*
Gregory B. Spivey, *Vice President – Construction*
Jon D. Wallenmeyer, *Vice President – Residential Development*

**Forest City Daly Housing LLC – Long Island, New York**
Michael D. Daly, *President and Chief Executive Officer*
Kevin M. Hunter, *Chief Operating Officer*
Meredith L. Brake, *Chief Financial Officer and Chief Administration Officer*

**Mesa Del Sol – Albuquerque, New Mexico**
Michael D. Daly, *Chief Operating Officer*

## FOREST CITY LAND GROUP, INC.

Robert F. Monchein, *President*
Mark A. Ternes, *Vice President and Chief Financial Officer*
Frank J. Stringer, *Senior Vice President*
Dean F. Wingert, *Senior Vice President*
Peter B. Cozens, *Vice President*
Leonard B. Jaffe, *Vice President*
James P. Martynowski, *Vice President*

**SEC Form 10-K**
A copy of the annual report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge upon written request to:
Thomas T. Kmiecik
Assistant Treasurer
Forest City Enterprises, Inc.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113
tomkmiecik@forestcity.net

**Corporate Governance**
The Annual CEO Certification for the year ended January 31, 2005, as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, was submitted to the New York Stock Exchange ("NYSE") with no qualification as to the Company's compliance with NYSE's Corporate Governance listing standards.

**Transfer Agent and Registrar**
National City Bank
Stock Transfer Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757
www.shareholder.inquiries@nationalcity.com

**Dividend Reinvestment and Stock Purchase Plan**
The Company offers its stockholders the opportunity to purchase additional shares of common stock through the Forest City Enterprises, Inc. Dividend Reinvestment and Stock Purchase Plan at 97% of current market value. A copy of the Plan prospectus and an enrollment card may be obtained by contacting National City Bank at (800) 622-6757.

**Annual Meeting**
The annual meeting of Forest City Enterprises' shareholders will be held on June 15, 2006 at 2:00 p.m. at the Ritz-Carlton Hotel in Cleveland, Ohio:
Ritz-Carlton Hotel
6th Floor Riverview Room
Tower City Center
1515 West Third Street
Cleveland, Ohio 44113

**Number of Holders of Common Stock**
The number of shareholders of record as of March 1, 2006 for Class A and Class B common stock was 709 and 477, respectively, as certified by National City Bank, Agent.

**Website**
www.forestcity.net
The information found on the Company's website is not part of this annual report.

**Executive Offices**
Forest City Enterprises, Inc.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113
(216) 621-6060

**Stock Exchange Listing**
New York Stock Exchange
New York, New York
Symbols: FCEA and FCEB

FCEA Listed NYSE  FCEB Listed NYSE

**Footnotes to pages 1-29:**
(1) Refer to the explanation of EBDT and Reconciliation of Net Earnings to EBDT beginning on page 37 of the Supplemental Package enclosed in this report.
(2) Refer to pages 6 and 7 of the Supplemental Package for the reconciliation between the Full Consolidation (GAAP) and Pro-Rata Consolidation Comparable Net Operating Income (NOI).
(3) Refer to page 14 of the Supplemental Package for the Full Consolidation (GAAP) amount of $547.6 million for 10 of these projects. The additional project is accounted for on the equity method of accounting.
(4) Refer to page 15 of the Supplemental Package for the Full Consolidation (GAAP) amount of $702.2 million for 10 of these projects. The remaining 7 projects are accounted for on the equity method of accounting.
(5) Refer to page 15 of the Supplemental Package for the Full Consolidation (GAAP) amount of $468.3 million by adding the 8 properties with the anticipated opening date occurring in 2006. The remaining 4 properties are accounted for on the equity method of accounting.
(6) The sales price on 3 of these projects at Full Consolidation (GAAP) is $193.7 million, and the remaining 2 properties are accounted for on the equity method of accounting.
(7) The after-tax gain on 3 of these projects at Full Consolidation (GAAP) is $26.5 million, and the remaining 3 properties are accounted for on the equity method of accounting.
(8) The net sales price of 24 of these properties at Full Consolidation (GAAP) is $907.5 million, and the remaining 10 properties are recorded on the equity method of accounting.
(9) The Company calculates "cap" or capitalization rate and stabilized unleveraged return on a completed project or acquisition by dividing stabilized Net Operating Income ("stabilized NOI" – for which there is no comparable GAAP measure) by total project cost. The Company believes the presentation of "cap" rate and stabilized unleveraged return is useful to investors because it is an indicator of the expected return on the Company's development projects and acquisitions.
(10) Refer to page 14 of the Supplemental Package for the Full Consolidation (GAAP) amount of $239.8 million by adding the cost at Full Consolidation (GAAP) for 5 of these properties under the Residential heading. The remaining property is accounted for on the equity method of accounting.
(11) The cost of these 8 adaptive re-use/historic preservation properties at Full Consolidation (GAAP) is $318.1 million.
(12) Comparable Net Operating Income (NOI) at Full Consolidation (GAAP) increased 2.8 percent for the year ended January 31, 2006 compared to the year ended January 31, 2005 for the supported-living portfolio.
(13) The cost of 10 of these supported-living communities at Full Consolidation (GAAP) is $331.5 million, and the remaining 5 properties are accounted for on the equity method of accounting.
(14) The cost of these adaptive re-use/historic preservation properties at Full Consolidation (GAAP) is $59.8 million.
(15) The core markets accounted for 80 percent of our current portfolio and 84 percent of the projects under construction at Full Consolidation (GAAP).
(16) Refer to pages 14 and 15 of the Supplemental Package for the Full Consolidation (GAAP) cost of these properties.
(17) Refer to pages 15 through 26 of Form 10-K for a detailed listing of the real estate portfolio.
(18) The cost of the land holdings since 2003 outside of Northeast Ohio at Full Consolidation (GAAP) has grown from 39 percent to 64 percent.
(19) Refer to page 15 of the Supplemental Package for the Full Consolidation (GAAP) amount of $383.9 million by adding the cost at Full Consolidation (GAAP) for 5 of the retail and office properties. The remaining 3 properties are accounted for on the equity method of accounting.
(20) Refer to page 15 of the Supplemental Package for the Full Consolidation (GAAP) amount of $266.2 million by adding the cost at Full Consolidation (GAAP) for 4 of the retail and office properties with the anticipated opening date occurring in 2006. The remaining 2 properties are accounted for on the equity method of accounting.
(21) Refer to page 14 of the Supplemental Package for the Full Consolidation (GAAP) amount of $244.8 million by adding the cost at Full Consolidation (GAAP) for the retail center properties.
(22) Refer to page 15 of the Supplemental Package for the Full Consolidation (GAAP) amount of $0 for 1100 Wilshire and Mercury, as they are accounted for on the equity method of accounting.
(23) The cost of 11 of these apartment community projects at Full Consolidation (GAAP) is $815.5 million. The remaining project is accounted for on the equity method of accounting.

# SUPPLEMENTAL PACKAGE

Years Ended January 31, 2006 and 2005

**Forest City Enterprises, Inc. and Subsidiaries**
**Years Ended January 31, 2006 and 2005**
**Supplemental Package**

**NYSE: FCEA, FCEB**

**Index**



---

This Supplemental Package, together with other statements and information publicly disseminated by the Company, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements reflect management's current views with respect to financial results related to future events and are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial or otherwise, may differ from the results discussed in the forward-looking statements. Risk factors discussed in Item 1A of the Company's Form 10-K for the year ended January 31, 2006 and other factors that might cause differences, some of which could be material, include, but are not limited to, real estate development and investment risks including lack of satisfactory financing, construction and lease-up delays and cost overruns, the effect of economic and market conditions on a nationwide basis as well as regionally in areas where the Company has a geographic concentration of properties, reliance on major tenants, the impact of terrorist acts, the Company's substantial leverage and the ability to obtain and service debt, guarantees under the Company's credit facility, the level and volatility of interest rates, continued availability of tax-exempt government financing, the sustainability of substantial operations at the subsidiary level, illiquidity of real estate investments, dependence on rental income from real property, conflicts of interest, financial stability of tenants within the retail industry which may be impacted by competition and consumer spending, potential liability from syndicated properties, effects of uninsured loss, environmental liabilities, partnership risks, litigation risks, risks associated with an investment in a professional sports franchise, the rate revenue increases versus the rate of expense increases, as well as other risks listed from time to time in the Company's reports filed with the United States Securities and Exchange Commission. The Company has no obligation to revise or update any forward-looking statements, other than imposed by law, as a result of future events or new information. Readers are cautioned not to place undue reliance on such forward-looking statements.

## Corporate Overview

We principally engage in the ownership, development, management and acquisition of commercial and residential real estate and land throughout the United States. We operate through three strategic business units. The Commercial Group, our largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects. The Residential Group owns, develops, acquires and operates residential rental property, including upscale and middle-market apartments, adaptive re-use developments and supported-living communities. Additionally, the Residential Group develops for-sale condominium projects and also owns, develops and manages military family housing. New York City operations through our partnership with Forest City Ratner Companies are part of the Commercial Group or Residential Group depending on the nature of the operations. Real Estate Groups are the combined Commercial and Residential Groups. The Land Development Group acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects. The Nets, a franchise of the National Basketball Association ("NBA") in which we account for our investment on the equity method of accounting, is a reportable segment of the Company.

We have approximately $8.0 billion of assets in 25 states and the District of Columbia at January 31, 2006. Our core markets include New York City/Philadelphia metropolitan area, Denver, Boston, Greater Washington D.C./Baltimore metropolitan area, Chicago and California. As a result of an ongoing effort to increase property concentration in the core markets, these markets now account for approximately 74 percent of the cost of our real estate portfolio at January 31, 2006. We have offices in Boston, Chicago, Denver, Los Angeles, New York City, San Francisco, Washington, D.C. and our corporate headquarters are in Cleveland, Ohio.

## SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION

This supplemental package contains certain measures prepared in accordance with the generally accepted accounting principles ("GAAP") under the full consolidation accounting method, and certain measures prepared under the pro-rata consolidation method, a non-GAAP measure. Along with net earnings, we use an additional measure, Earnings before Depreciation, Amortization and Deferred Taxes ("EBDT"), to report operating results. EBDT is a non-GAAP measure and may not be directly comparable to similarly-titled measures reported by other companies. The financial measures presented under the pro-rata consolidation method, comparable net operating income ("NOI") and EBDT, provide supplemental information about our operations. Although these measures are not presented in accordance with GAAP, we believe they are necessary to understand our business and operating results, along with net earnings and other GAAP measures. Our investors can use these non-GAAP measures as supplementary information to evaluate our business. Our non-GAAP measures are not intended to be performance measures that should be regarded as alternatives to or more meaningful than, our GAAP measures.

### Consolidation Methods

We present certain financial amounts under the pro-rata consolidation method because we believe this information is useful to investors as this method reflects the manner in which we operate our business. In line with industry practice, we have made a large number of investments in which our economic ownership is less than 100% as a means of procuring opportunities and sharing risk. Under the pro-rata consolidation method, we generally present our investments proportionate to our economic share of ownership. Under GAAP, the full consolidation method is used to report partnership assets and liabilities consolidated at 100% if deemed to be under our control or if we are deemed to be the primary beneficiary of the variable interest entity ("VIE"), even if our ownership is not 100%. We provide reconciliations from the full consolidation method to the pro-rata consolidation method throughout our supplemental package. Please refer to our property listing for the detail of our consolidated and non-consolidated properties in our Form 10-K for the year ended January 31, 2006 on pages 15-26.

### EBDT

We believe that EBDT, along with net earnings, provides additional information about our core operations. While property dispositions, acquisitions or other factors can affect net earnings in the short-term, we believe EBDT presents a more consistent view of the overall financial performance of our business from period-to-period. EBDT is used by the chief operating decision maker and management to assess performance and resource allocations by strategic business unit and on a consolidated basis. EBDT is similar to Funds From Operations ("FFO"), a measure of performance used by publicly traded Real Estate Investment Trusts ("REIT"), but may not be directly comparable to similarly titled measures reported by other companies. (See pages 37-40 for additional discussion of EBDT as well as a reconciliation of EBDT to net earnings.)

### Supplemental Operating Information

The operating information contained in this document includes: occupancy data, comparable NOI, reconciliation of NOI to net earnings, retail and office lease expirations, significant retail and office tenant listings, and our development pipeline. We believe this information will give interested parties a better understanding and more information about the operating performance of our Company.

The term "comparable," which is used throughout this document, is generally defined as including properties that were open and operated in both the fiscal years ended January 31, 2006 and 2005.

We believe occupancy rates, retail and office lease expirations, base rent, and significant retail and office tenant listings represent meaningful operating statistics about our Company. This information will give interested parties a better understanding and more information about the operating performance of our Company.

Comparable NOI is useful because it measures the performance of the same properties on a period-to-period basis and, along with EBDT (as discussed beginning on pages 37-38), is used to assess operating performance and resource allocation of our strategic business units. While property dispositions, acquisitions or other factors can impact net earnings in the short term, we believe comparable NOI gives a more consistent view of our overall performance from quarter-to-quarter and year-to-year. A reconciliation of net earnings, the most comparable financial measure calculated in accordance with GAAP, to NOI and reconciliation from NOI to comparable NOI are provided on pages 6-9 of this document. A reconciliation of NOI to net earnings for each strategic business unit can be found on pages 41-54.

**Corporate Headquarters**
Forest City Enterprises, Inc.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

**Annual Report on Form 10-K**
A copy of the Annual Report on Form 10-K for the fiscal year ended January 31, 2006 as filed with the Securities and Exchange Commission can be found on our website or may be obtained without charge upon written request to:
Thomas T. Kmiecik
Assistant Treasurer
tomkmiecik@forestcity.net

**Website**
www.forestcity.net
The information contained on this website is not incorporated herein by reference and does not constitute a part of this supplemental package.

**Investor Relations**
Thomas G. Smith
Executive Vice President,
Chief Financial Officer and Secretary

**Transfer Agent and Registrar**
National City Bank
Stock Transfer Department
P.O. Box 92301
Cleveland, OH 44193-0900
(800) 622-6757
www.shareholder.inquiries@nationalcity.com

**Stock Exchange Listing**
NYSE: FCEA and FCEB

**Dividend Reinvestment and Stock Purchase Plan**
The Company offers its stockholders the opportunity to purchase additional shares of common stock through the Forest City Enterprises, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Plan") at 97% of current market value. A copy of the Plan prospectus and an enrollment card may be obtained by contacting National City Bank at (800) 622-6757.

(THIS PAGE INTENTIONALLY LEFT BLANK)

**Occupancy Data – January 31, 2006 and 2005**

We analyze our occupancy percentages by each of our major product lines as follows:

| | Occupancy As of January 31, 2006 | Average Occupancy Year-to-Date January 31, 2006 | Occupancy As of January 31, 2005 | Average Occupancy Year-to-Date January 31, 2005 |
|---|---|---|---|---|
| **Retail** | | | | |
| Comparable | **94.7%** | **93.6%** | 92.5% | 92.3% |
| Total | **94.0%** | **93.1%** | 92.2% | 91.9% |
| **Office** | | | | |
| Comparable | **92.5%** | **92.8%** | 93.1% | 93.6% |
| Total | **92.6%** | **92.9%** | 93.1% | 92.7% |
| **Residential** | | | | |
| Comparable | **94.3%** | **93.4%** | 92.5% | 92.6% |
| Total | **91.6%** | **89.2%** | 92.1% | 90.7% |
| **Hotels** | | | | |
| Comparable and Total | | **74.6%** | | 75.4% |
| ADR | | **$186.37** | | $166.34 |

Retail and office occupancy as of January 31, 2006 and 2005 is based on square feet leased at the end of the fiscal year. Average Occupancy Year-to-Date as of January 31, 2006 and 2005 for retail and office is calculated by dividing the sum of leased square feet at the beginning and end of the period by two. Residential occupancy as of January 31, 2006 and 2005 represents total units occupied divided by total units available. Average residential occupancy year-to-date for 2006 and 2005 is calculated by dividing gross potential rent less vacancy by gross potential rent. Average Daily Rate ("ADR") is calculated by dividing revenue by the number of rooms sold for the years ended January 31, 2006 and 2005.

We use NOI, along with EBDT as discussed on pages 2-3, to assess operating performance. Comparable NOI is defined as NOI from properties opened and operated a full year in both 2005 and 2004. The schedules on pages 6-7 present comparable NOI for each of our major product lines, as well as each strategic business unit under which those product lines operate. A reconciliation of NOI to the most comparable GAAP measure, net earnings, is presented on pages 8-9. A reconciliation of NOI to net earnings for each strategic business unit can be found on pages 41-54.

**Comparable Net Operating Income (NOI) (% change over same period, prior year)**

| | Three Months Ended January 31, 2006 | | Year Ended January 31, 2006 | |
|---|---|---|---|---|
| | Full Consolidation | Pro-Rata Consolidation | Full Consolidation | Pro-Rata Consolidation |
| **Retail** ..... | 6.6 % | 6.3 % | 4.2 % | 3.6 % |
| **Office** ..... | (0.7)% | (1.1)% | (0.5)% | (0.9)% |
| **Hotel** ..... | 12.3 % | 3.5 % | 23.7 % | 13.1 % |
| **Residential** | 3.4 % | 5.1 % | 5.3 % | 4.6 % |
| **Total** ...... | 3.5 % | 3.2 % | 4.0 % | 2.9 % |

**Forest City Enterprises, Inc. and Subsidiaries**
**Supplemental Operating Information**

**Net Operating Income** *(dollars in thousands)*

| | Three Months Ended January 31, 2006 | | | | | Three Months Ended January 31, 2005 | | | | | % Change | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Pro-Rata Consolidation (Non-GAAP) |
| **Commercial Group** | | | | | | | | | | | | |
| **Retail** | | | | | | | | | | | | |
| Comparable | $ 40,942 | $ 4,952 | $ 3,001 | $ — | $ 38,991 | $ 38,423 | $ 4,647 | $ 2,908 | $ — | $ 36,684 | 6.6 % | 6.3 % |
| Total | 53,481 | 6,605 | 3,007 | — | 49,883 | 47,781 | 5,652 | 3,193 | (50) | 45,272 | | |
| **Office Buildings** | | | | | | | | | | | | |
| Comparable | 42,829 | 5,473 | 1,061 | — | 38,417 | 43,118 | 5,743 | 1,488 | — | 38,863 | (0.7)% | (1.1)% |
| Total | 41,950 | 5,118 | 1,061 | — | 37,893 | 43,851 | 5,969 | 1,488 | (61) | 39,309 | | |
| **Hotels** | | | | | | | | | | | | |
| Comparable | 8,017 | 2,474 | 467 | — | 6,010 | 7,136 | 1,941 | 611 | — | 5,806 | 12.3 % | 3.5 % |
| Total | 4,367 | 585 | 467 | 2,513 | 6,762 | 4,405 | (68) | 611 | 2,712 | 7,796 | | |
| Earnings from Commercial Land Sales | 30,241 | 16,285 | — | — | 13,956 | 1,108 | — | — | — | 1,108 | | |
| Development Fees | 2,897 | 1,159 | — | — | 1,738 | 13,559 | 5,425 | — | — | 8,134 | | |
| Other | (3,540) | (1,215) | (321) | — | (2,646) | (11,073) | (803) | 28 | — | (10,242) | | |
| **Total Commercial Group** | | | | | | | | | | | | |
| Comparable | 91,788 | 12,899 | 4,529 | — | 83,418 | 88,677 | 12,331 | 5,007 | — | 81,353 | 3.5 % | 2.5 % |
| Total | 129,396 | 28,537 | 4,214 | 2,513 | 107,586 | 99,631 | 16,175 | 5,320 | 2,601 | 91,377 | | |
| **Residential Group Apartments** | | | | | | | | | | | | |
| Comparable | 24,828 | 935 | 7,119 | — | 31,012 | 24,003 | 936 | 6,436 | — | 29,503 | 3.4 % | 5.1 % |
| Total | 23,423 | 1,443 | 8,492 | 313 | 30,785 | 24,101 | 1,029 | 7,437 | 1,556 | 32,065 | | |
| **Total Real Estate Groups** | | | | | | | | | | | | |
| Comparable | 116,616 | 13,834 | 11,648 | — | 114,430 | 112,680 | 13,267 | 11,443 | — | 110,856 | 3.5 % | 3.2 % |
| Total | 152,819 | 29,980 | 12,706 | 2,826 | 138,371 | 123,732 | 17,204 | 12,757 | 4,157 | 123,442 | | |
| **Land Development Group** | 32,184 | 2,128 | 162 | — | 30,218 | 14,071 | 1,486 | (123) | — | 12,462 | | |
| **The Nets** | (7,537) | — | 1,000 | — | (6,537) | (9,259) | — | 362 | — | (8,897) | | |
| **Corporate Activities** | (10,469) | — | — | — | (10,469) | (11,236) | — | — | — | (11,236) | | |
| **Grand Total** | $166,997 | $32,108 | $13,868 | $2,826 | $151,583 | $117,308 | $18,690 | $12,996 | $4,157 | $115,771 | | |

**Forest City Enterprises, Inc. and Subsidiaries**
**Supplemental Operating Information**

**Net Operating Income** *(dollars in thousands)*

| | Year Ended January 31, 2006 | | | | | Year Ended January 31, 2005 | | | | | % Change | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Pro-Rata Consolidation (Non-GAAP) |
| **Commercial Group** | | | | | | | | | | | | |
| **Retail** | | | | | | | | | | | | |
| Comparable | $154,675 | $18,787 | $11,812 | $ — | $147,700 | $148,476 | $17,694 | $11,729 | $ — | $142,511 | 4.2 % | 3.6 % |
| Total | 185,666 | 16,353 | 11,950 | — | 181,263 | 164,632 | 15,558 | 13,397 | 1,214 | 163,685 | | |
| **Office Buildings** | | | | | | | | | | | | |
| Comparable | 161,624 | 21,207 | 4,025 | — | 144,442 | 162,419 | 21,422 | 4,700 | — | 145,697 | (0.5)% | (0.9)% |
| Total | 170,424 | 21,475 | 4,025 | — | 152,974 | 162,699 | 22,761 | 4,700 | 2,165 | 146,803 | | |
| **Hotels** | | | | | | | | | | | | |
| Comparable | 34,858 | 9,651 | 1,899 | — | 27,106 | 28,183 | 6,690 | 2,473 | — | 23,966 | 23.7 % | 13.1 % |
| Total | 21,503 | 839 | 1,899 | 11,825 | 34,388 | 19,274 | 512 | 2,473 | 8,692 | 29,927 | | |
| Earnings from Commercial Land Sales | 67,989 | 18,389 | — | — | 49,600 | 1,599 | — | — | — | 1,599 | | |
| Development Fees | 10,614 | 4,247 | — | — | 6,367 | 33,205 | 13,286 | — | — | 19,919 | | |
| Other | (9,411) | 5,610 | (214) | — | (15,235) | (9,798) | 3,999 | 164 | — | (13,633) | | |
| **Total Commercial Group** | | | | | | | | | | | | |
| Comparable | 351,157 | 49,645 | 17,736 | — | 319,248 | 339,078 | 45,806 | 18,902 | — | 312,174 | 3.6 % | 2.3 % |
| Total | 446,785 | 66,913 | 17,660 | 11,825 | 409,357 | 371,611 | 56,116 | 20,734 | 12,071 | 348,300 | | |
| **Residential Group** | | | | | | | | | | | | |
| **Apartments** | | | | | | | | | | | | |
| Comparable | 100,461 | 4,006 | 26,835 | — | 123,290 | 95,374 | 3,862 | 26,334 | — | 117,846 | 5.3 % | 4.6 % |
| Total | 95,838 | 5,061 | 31,584 | 5,298 | 127,659 | 95,447 | 4,315 | 28,918 | 11,568 | 131,618 | | |
| **Total Real Estate Groups** | | | | | | | | | | | | |
| Comparable | 451,618 | 53,651 | 44,571 | — | 442,538 | 434,452 | 49,668 | 45,236 | — | 430,020 | 4.0 % | 2.9 % |
| Total | 542,623 | 71,974 | 49,244 | 17,123 | 537,016 | 467,058 | 60,431 | 49,652 | 23,639 | 479,918 | | |
| **Land Development Group** | 102,002 | 5,704 | 353 | — | 96,651 | 88,141 | 6,460 | 548 | — | 82,229 | | |
| **The Nets** | (24,534) | — | 2,992 | — | (21,542) | (10,889) | — | 518 | — | (10,371) | | |
| **Corporate Activities** | (36,192) | — | — | — | (36,192) | (34,690) | — | — | — | (34,690) | | |
| **Grand Total** | $583,899 | $77,678 | $52,589 | $17,123 | $575,933 | $509,620 | $66,891 | $50,718 | $23,639 | $517,086 | | |

## Forest City Enterprises, Inc. and Subsidiaries
## Supplemental Operating Information

**Reconciliation of Net Operating Income (non-GAAP) to Net Earnings (GAAP)** *(in thousands):*

| | Three Months Ended January 31, 2006 | | | | | Three Months Ended January 31, 2005 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $332,756 | $48,949 | $86,592 | $10,518 | $380,917 | $272,132 | $35,600 | $60,290 | $14,672 | $311,494 |
| Exclude straight-line rent adjustment[1] | (6,403) | — | — | — | (6,403) | (2,696) | — | — | — | (2,696) |
| **Adjusted revenues** | **326,353** | **48,949** | **86,592** | **10,518** | **374,514** | **269,436** | **35,600** | **60,290** | **14,672** | **308,798** |
| Operating expenses | 186,451 | 17,824 | 52,252 | 8,151 | 229,030 | 163,014 | 17,449 | 37,801 | 11,073 | 194,439 |
| Add back depreciation and amortization for non-Real Estate Groups[b] | 368 | — | 3,228 | — | 3,596 | 217 | — | 3,687 | — | 3,904 |
| Add back amortization of mortgage procurement costs for non-Real Estate Groups[d] | 83 | — | 1,582 | — | 1,665 | 103 | — | 147 | — | 250 |
| Exclude straight-line rent adjustment[2] | (1,605) | — | — | (321) | (1,926) | (1,617) | — | — | (443) | (2,060) |
| **Adjusted operating expenses** | **185,297** | **17,824** | **57,062** | **7,830** | **232,365** | **161,717** | **17,449** | **41,635** | **10,630** | **196,533** |
| Add interest income | 9,351 | 983 | 713 | 138 | 9,219 | 8,484 | 539 | 434 | 115 | 8,494 |
| Add equity in earnings of unconsolidated entities | 9,172 | — | (8,957) | — | 215 | (6,279) | — | 1,291 | — | (4,988) |
| Add back equity method depreciation and amortization expense (see below) | 7,418 | — | (7,418) | — | — | 7,384 | — | (7,384) | — | — |
| **Net Operating Income** | **166,997** | **32,108** | **13,868** | **2,826** | **151,583** | **117,308** | **18,690** | **12,996** | **4,157** | **115,771** |
| Interest expense, including early extinguishment of debt | (75,228) | (6,262) | (13,868) | (4,240) | (87,074) | (67,269) | (8,096) | (12,996) | (5,673) | (77,842) |
| Gain on disposition of rental properties and other investments | (100) | — | — | 33,722 | 33,622 | 438 | — | — | 15,608 | 16,046 |
| Provision for decline in real estate | (1,774) | (26) | — | — | (1,748) | — | — | — | — | — |
| Depreciation and amortization — Real Estate Groups[a] | (48,632) | (2,432) | (7,080) | (922) | (54,202) | (45,722) | (4,365) | (7,165) | (2,401) | (50,923) |
| Amortization of mortgage procurement costs — Real Estate Groups[c] | (2,728) | (207) | (338) | (60) | (2,919) | (3,136) | (1,070) | (219) | (130) | (2,415) |
| Straight-line rent adjustment[1]+[2] | 4,798 | — | — | (321) | 4,477 | 1,079 | — | — | (443) | 636 |
| Equity method depreciation and amortization expense (see above) | (7,418) | — | 7,418 | — | — | (7,384) | — | 7,384 | — | — |
| **Earnings before income taxes** | **35,915** | **23,181** | — | **31,005** | **43,739** | **(4,686)** | **5,159** | — | **11,118** | **1,273** |
| Income tax provision | (3,523) | — | — | (11,981) | (15,504) | (1,916) | — | — | (4,460) | (6,376) |
| **Earnings before minority interest and discontinued operations** | **32,392** | **23,181** | — | **19,024** | **28,235** | **(6,602)** | **5,159** | — | **6,658** | **(5,103)** |
| Minority Interest | (23,181) | (23,181) | — | — | — | (5,159) | (5,159) | — | — | — |
| **Earnings from continuing operations** | **9,211** | — | — | **19,024** | **28,235** | **(11,761)** | — | — | **6,658** | **(5,103)** |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Operating earnings from Lumber Group | — | — | — | — | — | (1,219) | — | — | — | (1,219) |
| Operating loss from rental properties | (1,667) | — | — | 1,667 | — | (2,778) | — | — | 2,778 | — |
| Loss on disposition of division of Lumber Group | — | — | — | — | — | 12,162 | — | — | — | 12,162 |
| Gain on disposition of rental properties | 20,691 | — | — | (20,691) | — | 9,436 | — | — | (9,436) | — |
| | 19,024 | — | — | (19,024) | — | 17,601 | — | — | (6,658) | 10,943 |
| **Net earnings** | **$ 28,235** | **$ —** | **$ —** | **$ —** | **$ 28,235** | **$ 5,840** | **$ —** | **$ —** | **$ —** | **$ 5,840** |
| (a) Depreciation and amortization — Real Estate Groups | $ 48,632 | $ 2,432 | $ 7,080 | $ 922 | $ 54,202 | $ 45,722 | $ 4,365 | $ 7,165 | $ 2,401 | $ 50,923 |
| (b) Depreciation and amortization — Non-Real Estate Groups | 368 | — | 3,228 | — | 3,596 | 217 | — | 3,687 | — | 3,904 |
| Total depreciation and amortization | $ 49,000 | $ 2,432 | $10,308 | $ 922 | $ 57,798 | $ 45,939 | $ 4,365 | $10,852 | $ 2,401 | $ 54,827 |
| (c) Amortization of mortgage procurement costs — Real Estate Groups | $ 2,728 | $ 207 | $ 338 | $ 60 | $ 2,919 | $ 3,136 | $ 1,070 | $ 219 | $ 130 | $ 2,415 |
| (d) Amortization of mortgage procurement costs — Non-Real Estate Groups | 83 | — | 1,582 | — | 1,665 | 103 | — | 147 | — | 250 |
| Total amortization of mortgage procurement costs | $ 2,811 | $ 207 | $ 1,920 | $ 60 | $ 4,584 | $ 3,239 | $ 1,070 | $ 366 | $ 130 | $ 2,665 |

## Forest City Enterprises, Inc. and Subsidiaries
## Supplemental Operating Information

### Reconciliation of Net Operating Income (non-GAAP) to Net Earnings (GAAP) *(in thousands)*:

| | Year Ended January 31, 2006 | | | | | Year Ended January 31, 2005 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $1,200,775 | $140,603 | $318,282 | $ 54,649 | $1,433,103 | $986,054 | $133,886 | $260,844 | $63,015 | $1,176,027 |
| Exclude straight-line rent adjustment[1] | (18,392) | — | — | — | (18,392) | (12,748) | — | — | (849) | (13,597) |
| **Adjusted revenues** | **1,182,383** | **140,603** | **318,282** | **54,649** | **1,414,711** | **973,306** | **133,886** | **260,844** | **62,166** | **1,162,430** |
| Operating expenses | 694,296 | 65,591 | 194,900 | 39,382 | 862,987 | 567,276 | 71,239 | 155,898 | 40,338 | 692,273 |
| Add back depreciation and amortization for non-Real Estate Groups[b] | 1,104 | — | 13,086 | — | 14,190 | 1,086 | — | 3,764 | — | 4,850 |
| Add back amortization of mortgage procurement costs for non-Real Estate Groups[d] | 369 | — | 2,035 | — | 2,404 | 243 | — | 413 | — | 656 |
| Exclude straight-line rent adjustment[2] | (6,159) | — | — | (1,573) | (7,732) | (8,757) | — | — | (1,558) | (10,315) |
| **Adjusted operating expenses** | **689,610** | **65,591** | **210,021** | **37,809** | **871,849** | **559,848** | **71,239** | **160,075** | **38,780** | **687,464** |
| Add interest income | 28,095 | 2,666 | 1,218 | 283 | 26,930 | 45,302 | 4,244 | 550 | 253 | 41,861 |
| Add equity in earnings of unconsolidated entities | 55,201 | — | (49,060) | — | 6,141 | 54,392 | — | (54,370) | — | 22 |
| Remove gain on disposition recorded on equity method | (21,023) | — | 21,023 | — | — | (31,996) | — | 31,996 | — | — |
| Add back provision for decline recorded on equity method | 704 | — | (704) | — | — | — | — | — | — | — |
| Add back equity method depreciation and amortization expense (see below) | 28,149 | — | (28,149) | — | — | 28,464 | — | (28,227) | — | 237 |
| **Net Operating Income** | **583,899** | **77,678** | **52,589** | **17,123** | **575,933** | **509,620** | **66,891** | **50,718** | **23,639** | **517,086** |
| Interest expense, including early extinguishment of debt | (280,530) | (29,115) | (52,589) | (14,814) | (318,818) | (243,316) | (28,035) | (50,718) | (18,990) | (284,989) |
| Gain on disposition of equity method rental properties[e] | 21,023 | — | — | — | 21,023 | 31,996 | — | — | — | 31,996 |
| Gain on disposition of rental properties and other investments | 506 | — | — | 43,198 | 43,704 | 438 | — | — | 67,645 | 68,083 |
| Provision for decline in real estate | (7,874) | (1,432) | — | — | (6,442) | — | — | — | — | — |
| Provision for decline in real estate of equity method rental properties | (704) | — | — | — | (704) | — | — | — | — | — |
| Depreciation and amortization — Real Estate Groups[a] | (173,688) | (14,355) | (26,905) | (6,477) | (192,715) | (151,999) | (10,870) | (27,163) | (10,680) | (178,972) |
| Amortization of mortgage procurement costs — Real Estate Groups[c] | (12,178) | (2,280) | (1,244) | (436) | (11,578) | (13,184) | (2,825) | (1,064) | (677) | (12,100) |
| Straight-line rent adjustment[1]+[2] | 12,233 | — | — | (1,573) | 10,660 | 3,991 | — | — | (709) | 3,282 |
| Equity method depreciation and amortization expense (see above) | (28,149) | — | 28,149 | — | — | (28,464) | — | 28,227 | — | (237) |
| **Earnings before income taxes** | **114,538** | **30,496** | — | **37,021** | **121,063** | **109,082** | **25,161** | — | **60,228** | **144,149** |
| Income tax provision | (23,238) | — | — | (14,306) | (37,544) | (39,913) | — | — | (23,815) | (63,728) |
| **Earnings before minority interest, discontinued operations and cumulative effect of *change in accounting principle*** | **91,300** | **30,496** | — | **22,715** | **83,519** | **69,169** | **25,161** | — | **36,413** | **80,421** |
| Minority Interest | (30,496) | (30,496) | — | — | — | (25,161) | (25,161) | — | — | — |
| **Earnings from continuing operations** | **60,804** | — | — | **22,715** | **83,519** | **44,008** | — | — | **36,413** | **80,421** |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Operating earnings from Lumber Group | — | — | — | — | — | 4,545 | — | — | — | 4,545 |
| Operating earnings (loss) from rental properties | (3,790) | — | — | 3,790 | — | (4,480) | — | — | 4,480 | — |
| *Loss on disposition of division of Lumber Group* | — | — | — | — | — | 11,501 | — | — | — | 11,501 |
| Gain on disposition of rental properties | 26,505 | — | — | (26,505) | — | 40,893 | — | — | (40,893) | — |
| | 22,715 | — | — | (22,715) | — | 52,459 | — | — | (36,413) | 16,046 |
| Cumulative effect of change in accounting principle, net of tax | — | — | — | — | — | (11,261) | — | — | — | (11,261) |
| **Net earnings** | **$ 83,519** | **$ —** | **$ —** | **$ —** | **$ 83,519** | **$ 85,206** | **$ —** | **$ —** | **$ —** | **$ 85,206** |
| (a) Depreciation and amortization — Real Estate Groups | $ 173,688 | $ 14,355 | $ 26,905 | $ 6,477 | $ 192,715 | $151,999 | $ 10,870 | $ 27,163 | $10,680 | $ 178,972 |
| (b) Depreciation and amortization — Non-Real Estate Groups | 1,104 | — | 13,086 | — | 14,190 | 1,086 | — | 3,764 | — | 4,850 |
| Total depreciation and amortization | $ 174,792 | $ 14,355 | $ 39,991 | $ 6,477 | $ 206,905 | $153,085 | $ 10,870 | $ 30,927 | $10,680 | $ 183,822 |
| (c) Amortization of mortgage procurement costs — Real Estate Groups | $ 12,178 | $ 2,280 | $ 1,244 | $ 436 | $ 11,578 | $ 13,184 | $ 2,825 | $ 1,064 | $ 677 | $ 12,100 |
| (d) Amortization of mortgage procurement costs — Non-Real Estate Groups | 369 | — | 2,035 | — | 2,404 | 243 | — | 413 | — | 656 |
| Total amortization of mortgage procurement costs | $ 12,547 | $ 2,280 | $ 3,279 | $ 436 | $ 13,982 | $ 13,427 | $ 2,825 | $ 1,477 | $ 677 | $ 12,756 |

(e) Properties accounted for on the equity method do not meet the definition of a component of an entity under SFAS No. 144 and therefore are reported in continuing operations when sold. For the year ended January 31, 2006, three equity method investments were sold including *Showcase, Colony Place*, and *Flower Park Plaza*, resulting in a pre-tax gain on disposition of $21,023. For the year ended January 31, 2005, three equity method investments were sold including *Chapel Hill Mall, Manhattan Town Center Mall*, and *Chapel Hill Suburban*, resulting in a pre-tax gain of $31,996 which is included in Equity in Earnings of Unconsolidated Entities in the Company's Consolidated Statement of Earnings.

**Retail Lease Expirations as of January 31, 2006**

| EXPIRATION YEAR | NUMBER OF EXPIRING LEASES | SQUARE FEET OF EXPIRING LEASES(3) | PERCENTAGE OF TOTAL LEASED GLA(1) | NET BASE RENT EXPIRING(2) | PERCENTAGE OF TOTAL BASE RENT | AVERAGE BASE RENT PER SQUARE FEET EXPIRING(3) |
|---|---|---|---|---|---|---|
| 2006 | 212 | 531,446 | 5.10% | $ 10,874,589 | 5.72% | $ 27.00 |
| 2007 | 179 | 617,882 | 5.93 | 9,488,187 | 4.99 | 21.21 |
| 2008 | 177 | 612,860 | 5.88 | 10,883,186 | 5.72 | 24.06 |
| 2009 | 228 | 792,345 | 7.60 | 12,879,694 | 6.77 | 23.06 |
| 2010 | 194 | 602,771 | 5.78 | 12,386,467 | 6.51 | 26.18 |
| 2011 | 241 | 1,039,781 | 9.98 | 24,527,308 | 12.90 | 28.59 |
| 2012 | 126 | 681,380 | 6.54 | 14,074,899 | 7.40 | 25.69 |
| 2013 | 139 | 589,145 | 5.66 | 14,958,286 | 7.87 | 28.41 |
| 2014 | 157 | 678,516 | 6.51 | 12,664,460 | 6.66 | 27.47 |
| 2015 | 166 | 805,577 | 7.73 | 18,489,680 | 9.72 | 26.81 |
| Thereafter | 101 | 3,468,909 | 33.29 | 48,944,388 | 25.74 | 18.34 |
| **Total** | **1,920** | **10,420,612** | **100.00%** | **$ 190,171,144** | **100.00%** | **$ 23.42** |

(1) GLA = Gross Leasable Area.

(2) Net base rent expiring is an operating statistic and is not comparable to rental revenue, a GAAP financial measure. The primary differences arise because net base rent is determined using the tenant's contractual rental agreements at the Company's ownership share of the base rental income from expiring leases as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent and contingent rental payments, which are not reasonably estimatable.

(3) Square feet of expiring leases and average base rent per square feet are operating statistics that represent 100% of the square footage and base rental income per square foot from expiring leases.

**Office Lease Expirations as of January 31, 2006**

| EXPIRATION YEAR | NUMBER OF EXPIRING LEASES | SQUARE FEET OF EXPIRING LEASES(3) | PERCENTAGE OF TOTAL LEASED GLA(1) | NET BASE RENT EXPIRING(2) | PERCENTAGE OF TOTAL BASE RENT | AVERAGE BASE RENT PER SQUARE FEET EXPIRING(3) |
|---|---|---|---|---|---|---|
| 2006 | 56 | 541,591 | 6.34% | $ 9,059,447 | 4.72% | $ 24.40 |
| 2007 | 55 | 399,450 | 4.68 | 6,817,429 | 3.55 | 22.93 |
| 2008 | 64 | 521,295 | 6.11 | 9,568,004 | 4.98 | 22.07 |
| 2009 | 44 | 384,482 | 4.50 | 7,967,033 | 4.15 | 25.40 |
| 2010 | 42 | 1,031,295 | 12.08 | 15,788,606 | 8.22 | 24.26 |
| 2011 | 13 | 348,254 | 4.08 | 9,573,866 | 4.98 | 31.48 |
| 2012 | 14 | 702,542 | 8.23 | 19,586,393 | 10.20 | 31.59 |
| 2013 | 17 | 695,574 | 8.15 | 14,514,877 | 7.56 | 24.90 |
| 2014 | 9 | 582,721 | 6.83 | 12,687,700 | 6.61 | 28.45 |
| 2015 | 4 | 94,767 | 1.11 | 2,363,823 | 1.23 | 25.74 |
| Thereafter | 32 | 3,235,023 | 37.89 | 84,115,572 | 43.80 | 30.65 |
| **Total** | **350** | **8,536,994** | **100.00%** | **$192,042,750** | **100.00%** | **$ 27.80** |

(1) GLA = Gross Leasable Area.

(2) Net base rent expiring is an operating statistic and is not comparable to rental revenue, a GAAP financial measure. The primary differences arise because net base rent is determined using the tenant's contractual rental agreements at the Company's ownership share of the base rental income from expiring leases as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent and contingent rental payments, which are not reasonably estimatable.

(3) Square feet of expiring leases and average base rent per square feet are operating statistics that represent 100% of the square footage and base rental income per square foot from expiring leases.

**Schedule of Significant Retail Tenants as of January 31, 2006**

(Based on net base rent 1% or greater of the Company's ownership share)

| TENANT | NUMBER OF LEASES | LEASED SQUARE FEET | PERCENTAGE OF TOTAL RETAIL SQUARE FEET |
|---|---|---|---|
| Regal Entertainment Group | 6 | 451,072 | 4.33% |
| AMC Entertainment, Inc. | 4 | 325,563 | 3.12 |
| The Gap | 23 | 289,509 | 2.78 |
| The Home Depot | 2 | 282,000 | 2.71 |
| TJX Companies | 8 | 272,554 | 2.61 |
| The Limited | 37 | 231,126 | 2.22 |
| Dick's Sporting Goods | 3 | 226,408 | 2.17 |
| Circuit City Stores, Inc | 6 | 199,107 | 1.91 |
| Lowe's Home Center, Inc. | 1 | 151,273 | 1.45 |
| Abercrombie & Fitch Stores, Inc. | 21 | 142,266 | 1.37 |
| Footlocker, Inc. | 36 | 127,633 | 1.22 |
| Pathmark Stores, Inc. | 2 | 123,500 | 1.19 |
| Ahold USA (Stop & Shop) | 2 | 115,861 | 1.11 |
| Subtotal | 151 | 2,937,872 | 28.19 |
| All Others | 1,769 | 7,482,740 | 71.81 |
| **Total** | **1,920** | **10,420,612** | **100.00%** |

## Schedule of Significant Office Tenants as of January 31, 2006

(Based on net base rent 2% or greater of the Company's ownership share)

| TENANT | LEASED SQUARE FEET | PERCENTAGE OF TOTAL OFFICE SQUARE FEET |
|---|---|---|
| City of New York | 855,008 | 10.02% |
| Millennium Pharmaceuticals, Inc. | 725,833 | 8.50 |
| U.S. Government | 717,780 | 8.41 |
| Morgan Stanley & Co. | 444,685 | 5.21 |
| Securities Industry Automation Corp. | 428,786 | 5.02 |
| Wellchoice, Inc. | 392,514 | 4.60 |
| Keyspan Energy | 328,679 | 3.85 |
| Bank of New York | 317,572 | 3.72 |
| Forest City Enterprises, Inc.(1) | 288,531 | 3.38 |
| Bear Stearns | 275,244 | 3.22 |
| Alkermes, Inc. | 210,248 | 2.46 |
| Partners Health Care System, Inc. | 136,150 | 1.60 |
| University of Pennsylvania | 121,630 | 1.42 |
| Subtotal | 5,242,660 | 61.41 |
| All Others | 3,294,334 | 38.59 |
| **Total** | **8,536,994** | **100.00%** |

(1) All intercompany rental income is eliminated in consolidation.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

**Development Pipeline**
**January 31, 2006**
**2005 Openings and Acquisitions(11)**

| Property | Location | Dev.(D) Acq.(A) | Date Opened/ Acquired | FCE Legal Ownership%(i) (1) | Pro-Rata FCE%(i) (2) | Cost at Full Consolidation (GAAP)(a) | Total Cost at 100% (3) | Cost at FCE Pro-Rata Share (Non-GAAP)(b) (2)X(3) | Sq. Ft./No. of Units |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | (in millions) | | | |
| ***Retail Centers:*** | | | | | | | | | |
| Saddle Rock Village | Aurora, CO | D | Q1-05/Q3-06 | 80.0% | 100.0% | $ 33.8 | $ 33.8 | $ 33.8 | 354,000 |
| Short Pump Town Center Expansion | Richmond, VA | D | Q3-05 | 50.0% | 100.0% | 27.9 | 27.9 | 27.9 | 88,000 |
| Simi Valley Town Center | Simi Valley, CA | D | Q3-05 | 85.0% | 100.0% | 147.8 | 147.8 | 147.8 | 660,000 |
| Northfield at Stapleton Phase I(l) | Denver, CO | D | Q4-05 | 95.0% | 97.4% | 35.3 | 35.3 | 34.4 | 400,000 |
| | | | | | | $ 244.8 | $ 244.8 | $ 243.9 | 1,502,000 |
| ***Office:*** | | | | | | | | | |
| Ballston Common Office Center | Arlington, VA | A | Q2-05 | 50.0% | 100.0% | $ 63.0 | $ 63.0 | $ 63.0 | 176,000 |
| ***Residential:*** | | | | | | | | | |
| 23 Sidney Street | Cambridge, MA | D | Q1-05 | 100.0% | 100.0% | $ 18.0 | $ 18.0 | $ 18.0 | 51 |
| Metro 417 | Los Angeles, CA | D | Q2-05 | 75.0% | 100.0% | 78.5 | 78.5 | 78.5 | 277 |
| 100 Lansdowne Street | Cambridge, MA | D | Q3-05 | 100.0% | 100.0% | 65.9 | 65.9 | 65.9 | 203 |
| Ashton Mill | Cumberland, RI | D | Q3-05 | 90.0% | 100.0% | 46.3 | 46.3 | 46.3 | 193 |
| Sterling Glen of Lynbrook(g) | Lynbrook, NY | D | Q4-05 | 80.0% | 100.0% | 31.1 | 31.1 | 31.1 | 100 |
| Met Lofts(c) | Los Angeles, CA | D | Q4-05 | 50.0% | 50.0% | 0.0 | 65.7 | 32.8 | 264 |
| | | | | | | $ 239.8 | $ 305.5 | $ 272.6 | 1,088 |
| **Total 2005 Openings(d)** | | | | | | **$ 547.6** | **$ 613.3** | **$ 579.5** | |
| | | | | | | | | | **Opened in '05/ Total** |
| ***Residential Phased-In Units(c)(e)*** | | | | | | | | | |
| Newport Landing | Coventry, OH | D | 2002-05 | 50.0% | 50.0% | $ 0.0 | $ 16.0 | $ 8.0 | 60/336 |
| Arbor Glen | Twinsburg, OH | D | 2004-07 | 50.0% | 50.0% | 0.0 | 18.4 | 9.2 | 48/288 |
| Woodgate/Evergreen Farms | Olmsted Township, OH | D | 2004-07 | 33.0% | 33.0% | 0.0 | 22.9 | 7.6 | 84/348 |
| Pine Ridge Expansion | Willoughby Hills, OH | D | 2005-06 | 50.0% | 50.0% | 0.0 | 15.2 | 7.6 | 69/162 |
| **Total(f)** | | | | | | **$ 0.0** | **$ 72.5** | **$ 32.4** | 261/1,134 |

***See attached 2005 footnotes.***

## Development Pipeline
## January 31, 2006
## Under Construction or to be acquired (17)

| Property | Location | Dev.(D) Acq.(A) | Anticipated Opening | FCE Legal Ownership%(i) (1) | Pro-Rata FCE %(i) (2) | Cost at Full Consolidation (GAAP)(a) | Total Cost at 100% (3) | Cost at FCE Pro-Rata Share (Non-GAAP)(b) (2)X(3) | Sq. Ft./ No. of Units | Pre-Leased % |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | (in millions) | | | |
| ***Retail Centers:*** | | | | | | | | | | |
| Northfield at Stapleton Phase II & III(l) | Denver, CO | D | Q1-06/Q3-06 | 95.0% | 97.4% | $142.5 | $ 142.5 | $ 138.8 | 723,000 (j) | 49% |
| San Francisco Centre-Emporium(c) | San Francisco, CA | D | Q3-06 | 50.0% | 50.0% | 0.0 | 425.0 | 212.5 | 964,000 (k) | 74% |
| San Francisco Centre(c) | San Francisco, CA | A | Q3-06 | 50.0% | 50.0% | 0.0 | 151.8 | 75.9 | 508,000 | 100% |
| Promenade Bolingbrook | Bolingbrook, IL | D | Q1-07 | 100.0% | 100.0% | 117.7 | 117.7 | 117.7 | 731,000 (j) | 43% |
| | | | | | | $260.2 | $ 837.0 | $ 544.9 | 2,926,000 | |
| ***Office:*** | | | | | | | | | | |
| Advent Solar(c) | Albuquerque, NM | D | Q2-06 | 50.0% | 50.0% | $ 0.0 | $ 8.9 | $ 4.5 | 88,000 | 100% |
| Illinois Science and Technology Park | Skokie, IL | A/D | Q3-06 | 100.0% | 100.0% | 77.5 | 77.5 | 77.5 | 661,000 | 0% |
| Edgeworth Building | Richmond, VA | D | Q4-06 | 100.0% | 100.0% | 35.2 | 35.2 | 35.2 | 187,000 | 54% |
| Stapleton Medical Office Building | Denver, CO | D | Q4-06 | 90.0% | 90.0% | 11.0 | 11.0 | 9.9 | 45,000 | 44% |
| New York Times(c) | Manhattan, NY | D | Q2-07 | 28.0% | 40.0% | 0.0 | 415.0 | 166.0 | 734,000 | 0% |
| | | | | | | $123.7 | $ 547.6 | $ 293.1 | 1,715,000 | |
| ***Residential:*** | | | | | | | | | | |
| Sky55 | Chicago, IL | D | Q1-06 | 100.0% | 100.0% | $110.7 | $ 110.7 | $ 110.7 | 411 | |
| 1251 S. Michigan | Chicago, IL | D | Q1-06 | 100.0% | 100.0% | 12.0 | 12.0 | 12.0 | 91 | |
| Sterling Glen of Roslyn(g) | Roslyn, NY | D | Q2-06 | 40.0% | 100.0% | 74.9 | 74.9 | 74.9 | 158 | |
| Ohana Military Communities(c)(e) | Honolulu, HI | D | 2005-2008 | 10.0% | 10.0% | 0.0 | 316.5 | 31.7 | 1,952 | |
| Dallas Mercantile | Dallas, TX | D | Q2-07/Q2-08 | 100.0% | 100.0% | 116.2 | 116.2 | 116.2 | 362 (n) | |
| | | | | | | $313.8 | $ 630.3 | $ 345.5 | 2,974 | |
| | | | | | | | | | | **Pre-Sold %** |
| ***Condominiums:*** | | | | | | | | | | |
| 1100 Wilshire(c) | Los Angeles, CA | D | Q2-06 | 50.0% | 50.0% | $ 0.0 | $ 115.9 | $ 58.0 | 228 | 90% |
| Cutters Ridge at Tobacco Row | Richmond, VA | D | Q3-06 | 100.0% | 100.0% | 4.5 | 4.5 | 4.5 | 12 | 0% |
| Mercury(c)(o) | Los Angeles, CA | D | Q1-07 | 50.0% | 50.0% | 0.0 | 138.0 | 69.0 | 238 | 0% |
| | | | | | | $ 4.5 | $ 258.4 | $ 131.5 | 478 | |
| **Total Under Construction(h)** | | | | | | **$702.2** | **$2,273.3** | **$1,315.0** | | |
| **LESS: Above properties to be sold as condominiums** | | | | | | **4.5** | **258.4** | **131.5** | | |
| **Under Construction less Condominiums** | | | | | | **$697.7** | **$2,014.9** | **$1,183.5** | | |
| | | | | | | | | | **Under Const./ Total** | |
| ***Residential Phased-In Units Under Construction:(c)(e)*** | | | | | | | | | | |
| Arbor Glen | Twinsburg, OH | D | 2004-07 | 50.0% | 50.0% | $ 0.0 | $ 18.4 | $ 9.2 | 96/288 | |
| Woodgate/Evergreen Farms | Olmsted Township, OH | D | 2004-07 | 33.0% | 33.0% | 0.0 | 22.9 | 7.6 | 144/348 | |
| Pine Ridge Expansion | Willoughby Hills, OH | D | 2005-06 | 50.0% | 50.0% | 0.0 | 15.2 | 7.6 | 93 /162 | |
| Cobblestone Court | Painesville, OH | D | 2006-08 | 50.0% | 50.0% | 0.0 | 24.6 | 12.3 | 112/304 | |
| **Total(m)** | | | | | | **$ 0.0** | **$ 81.1** | **$ 36.7** | 445/1,102 | |

***See attached 2005 footnotes.***

## Development Pipeline

### 2005 Footnotes

(a) Amounts are presented on the full consolidation method of accounting, a GAAP measure. Under full consolidation, costs are reported as consolidated at 100 percent if we are deemed to have control or to be the primary beneficiary of our investments in the variable interest entity ("VIE").

(b) Cost at pro-rata share represents Forest City's share of cost, based on the Company's pro-rata ownership of each property (a non-GAAP measure). Under the pro-rata consolidation method of accounting the Company determines its pro-rata share by multiplying its pro-rata ownership by the total cost of the applicable property.

(c) Reported under the equity method of accounting. This method represents a GAAP measure for investments in which the Company is not deemed to have control or to be the primary beneficiary of our investments in a VIE.

(d) The difference between the full consolidation amount (GAAP) of $547.6 million of cost to the Company's pro-rata share (a non-GAAP measure) of $579.5 million of cost consists of a reduction to full consolidation for minority interest of $0.9 million of cost and the addition of its share of cost for unconsolidated investments of $32.8 million.

(e) Phased-in openings. Costs are representative of the total project.

(f) The difference between the full consolidation amount (GAAP) of $0.0 million of cost to the Company's pro-rata share (a non-GAAP measure) of $32.4 million of cost consists of the Company's share of cost for unconsolidated investments of $32.4 million.

(g) Supported-living property.

(h) The difference between the full consolidation amount (GAAP) of $702.2 million of cost to the Company's pro-rata share (a non-GAAP measure) of $1,315.0 million of cost consists of a reduction to full consolidation for minority interest of $4.8 million of cost and the addition of its share of cost for unconsolidated investments of $617.6 million.

(i) As is customary within the real estate industry, the Company invests in certain real estate projects through joint ventures. For some of these projects, the Company provides funding at percentages that differ from the Company's legal ownership. The Company consolidates its investments in these projects in accordance with FIN No. 46(R) at a consolidation percentage that is reflected in the Pro-Rata FCE % column.

(j) Includes 39,000 square feet of office space.

(k) Includes 235,000 square feet of office space.

(l) Phased opening: Phase I opened Q4-05, Phase II opens Q1-06, Phase III opens Q3-06.

(m) *The difference between the full consolidation amount* (GAAP) of $0.0 million of cost to the Company's pro-rata share (a non-GAAP measure) of $36.7 million of cost consists of Forest City's share of cost for unconsolidated investments of $36.7 million.

(n) Project includes 18,000 square feet of retail space.

(o) Formerly 3800 Wilshire.

## Mortgage Financings

Our primary capital strategy seeks to isolate the financial risk at the property level to maximize returns and reduce risk on and of our equity capital. Our mortgage debt is nonrecourse, including our construction loans. We operate as a C-corporation and retain substantially all of our internally generated cash flows. We recycle this cash flow, together with refinancing and property sale proceeds to fund new development and acquisitions that drive favorable returns for our shareholders. This strategy provides us with the necessary liquidity to take advantage of investment opportunities.

We use taxable and tax-exempt nonrecourse debt for our real estate projects. For those projects financed with taxable debt, we generally seek long-term, fixed rate financing for those real estate project loans which mature within the next 12 months, as well as those real estate projects which are projected to open and achieve stabilized operations during that same time frame. For real estate projects financed with tax-exempt debt, we generally utilize variable rate debt. For construction loans, we generally pursue variable-rate financings with maturities ranging from two to five years.

We are actively working to extend the maturities and/or refinance the nonrecourse debt that is coming due in 2006 and 2007. During the year ended January 31, 2006, we completed the following financings:

| Purpose of Financing | Full Consolidation | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| Refinancings | $ 891,304 | $225,431 | $109,649 | $ 775,522 |
| Development projects (commitment)/acquisitions | 622,659 | 19,675 | 78,810 | 681,794 |
| Loan extensions/additional fundings | 226,639 | 17,720 | 31,463 | 240,382 |
| | $1,740,602 | $262,826 | $219,922 | $1,697,698 |

**Forest City Enterprises, Inc. and Subsidiaries**
**Supplemental Financial Information**

**Scheduled Maturities Table: Nonrecourse Mortgage Debt** *(dollars in thousands)*
**As of January 31, 2006**

| | Fiscal Year Ending January 31, 2007 | | | | Fiscal Year Ending January 31, 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | Full Consolidation | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation | Full Consolidation | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation |
| **Fixed:** | | | | | | | | |
| Fixed-rate debt | $ 292,266 | $ 16,889 | $ 14,736 | $ 290,113 | $ 160,787 | $ 27,293 | $ 96,070 | $ 229,564 |
| Weighted average rate | 7.07% | 7.17% | 6.66% | 7.04% | 6.90% | 6.95% | 7.46% | 7.13% |
| UDAG | 8,385 | 176 | 12,077 | 20,286 | 728 | 180 | — | 548 |
| Weighted average rate | 0.23% | 2.78% | 7.22% | 4.37% | 2.56% | 2.74% | — | 2.50% |
| Total fixed-rate debt | 300,651 | 17,065 | 26,813 | 310,399 | 161,515 | 27,473 | 96,070 | 230,112 |
| **Variable:** | | | | | | | | |
| Variable-rate debt | 272,941 | 9,043 | 90,814 | 354,712 | 267,609 | 45,531 | 56,291 | 278,369 |
| Weighted average rate | 6.50% | 6.28% | 6.95% | 6.62% | 6.50% | 6.82% | 6.51% | 6.45% |
| Tax-Exempt | 112,152 | 7,741 | 31,356 | 135,767 | 127,670 | 2,400 | 2,670 | 127,940 |
| Weighted average rate | 4.25% | 4.22% | 4.76% | 4.37% | 4.50% | 4.55% | 3.52% | 4.48% |
| Total variable-rate debt | 385,093 | 16,784 | 122,170 | 490,479 | 395,279 | 47,931 | 58,961 | 406,309 |
| **Total Nonrecourse Mortgage Debt** | **$ 685,744** | **$ 33,849** | **$148,983** | **$ 800,878** | **$556,794** | **$ 75,404** | **$155,031** | **$636,421** |
| **Weighted Average Rate** | **6.30%** | **6.24%** | **6.48%** | **6.33%** | **6.15%** | **6.79%** | **7.05%** | **6.29%** |

| | Fiscal Year Ending January 31, 2009 | | | | Fiscal Year Ending January 31, 2010 | | | |
|---|---|---|---|---|---|---|---|---|
| | Full Consolidation | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation | Full Consolidation | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation |
| **Fixed:** | | | | | | | | |
| Fixed-rate debt | $ 122,819 | $ 19,103 | $ 86,257 | $ 189,973 | $ 267,652 | $ 57,667 | $ 97,790 | $ 307,775 |
| Weighted average rate | 6.81% | 7.00% | 6.81% | 6.79% | 7.04% | 7.43% | 7.07% | 6.98% |
| UDAG | 726 | 188 | 948 | 1,486 | 724 | 197 | — | 527 |
| Weighted average rate | 2.50% | 2.80% | — | 0.87% | 2.44% | 2.85% | — | 2.28% |
| Total fixed-rate debt | 123,545 | 19,291 | 87,205 | 191,459 | 268,376 | 57,864 | 97,790 | 308,302 |
| **Variable:** | | | | | | | | |
| Variable-rate debt | 25,532 | — | 64,213 | 89,745 | 3,190 | — | 10,681 | 13,871 |
| Weighted average rate | 6.47% | — | 6.94% | 6.81% | 5.81% | — | 5.72% | 5.74% |
| Tax-Exempt | 16,000 | — | 82 | 16,082 | 277,000 | 15,600 | 40,090 | 301,490 |
| Weighted average rate | 4.59% | — | 3.76% | 4.59% | 4.70% | 4.24% | 3.55% | 4.57% |
| Total variable-rate debt | 41,532 | — | 64,295 | 105,827 | 280,190 | 15,600 | 50,771 | 315,361 |
| **Total Nonrecourse Mortgage Debt** | **$ 165,077** | **$ 19,291** | **$151,500** | **$ 297,286** | **$548,566** | **$ 73,464** | **$148,561** | **$623,663** |
| **Weighted Average Rate** | **6.52%** | **6.96%** | **6.82%** | **6.65%** | **5.85%** | **6.74%** | **6.02%** | **5.78%** |

**Scheduled Maturities Table: Nonrecourse Mortgage Debt** *(dollars in thousands)*
**As of January 31, 2006**

| | Fiscal Year Ending January 31, 2011 | | | | Thereafter | | | |
|---|---|---|---|---|---|---|---|---|
| | Full Consolidation | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation | Full Consolidation | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation |
| **Fixed:** | | | | | | | | |
| Fixed-rate debt | $ 345,062 | $ 110,960 | $ 18,662 | $ 252,764 | $ 2,357,321 | $ 275,768 | $ 253,053 | $ 2,334,606 |
| Weighted average rate | 6.88% | 6.64% | 7.35% | 7.02% | 6.10% | 6.42% | 5.95% | 6.04% |
| UDAG | 20,671 | 13,065 | — | 7,606 | 72,189 | 5,499 | — | 66,690 |
| Weighted average rate | 1.80% | 0.99% | — | 3.19% | 1.81% | 1.96% | — | 1.79% |
| Total fixed-rate debt | 365,733 | 124,025 | 18,662 | 260,370 | 2,429,510 | 281,267 | 253,053 | 2,401,296 |
| **Variable:** | | | | | | | | |
| Variable-rate debt | 47,549 | — | 7,309 | 54,858 | 61,775 | — | 34,184 | 95,959 |
| Weighted average rate | 5.74% | — | 8.27% | 6.08% | 5.99% | — | 5.63% | 5.86% |
| Tax-Exempt | 28,660 | 6,520 | 4,824 | 26,964 | 270,024 | 11,780 | 44,000 | 302,244 |
| Weighted average rate | 5.29% | 5.51% | 3.76% | 4.96% | 4.20% | 3.96% | 3.93% | 4.17% |
| Total variable-rate debt | 76,209 | 6,520 | 12,133 | 81,822 | 331,799 | 11,780 | 78,184 | 398,203 |
| **Total Nonrecourse Mortgage Debt** | **$ 441,942** | **$130,545** | **$ 30,795** | **$ 342,192** | **$2,761,309** | **$293,047** | **$331,237** | **$2,799,499** |
| **Weighted Average Rate** | **6.42%** | **6.02%** | **7.01%** | **6.62%** | **5.80%** | **6.24%** | **5.64%** | **5.74%** |

| | Total | | | |
|---|---|---|---|---|
| | Full Consolidation | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation |
| **Fixed:** | | | | |
| Fixed-rate debt | $ 3,545,907 | $ 507,680 | $ 566,568 | $ 3,604,795 |
| Weighted average rate | 6.39% | 6.66% | 6.59% | 6.38% |
| UDAG | 103,423 | 19,305 | 13,025 | 97,143 |
| Weighted average rate | 1.69% | 1.34% | 6.69% | 2.43% |
| Total fixed-rate debt | 3,649,330 | 526,985 | 579,593 | 3,701,938 |
| **Variable:** | | | | |
| Variable-rate debt | 678,596 | 54,574 | 263,492 | 887,514 |
| Weighted average rate | 6.40% | 6.73% | 6.67% | 6.46% |
| Tax-Exempt | 831,506 | 44,041 | 123,022 | 910,487 |
| Weighted average rate | 4.47% | 4.37% | 4.00% | 4.41% |
| Total variable-rate debt | 1,510,102 | 98,615 | 386,514 | 1,798,001 |
| **Total Nonrecourse Mortgage Debt** | **$5,159,432** | **$625,600** | **$966,107** | **$5,499,939** |
| **Weighted Average Rate** | **5.98%** | **6.34%** | **6.28%** | **6.00%** |

As discussed on page 2, we present certain financial amounts under the pro-rata consolidation method (a non-GAAP measure). This information is useful to our investors because we believe that it more accurately reflects the manner in which we operate our business. This is because, in line with industry practice, we have a large number of investments in which our economic ownership is less than 100% as a means of procuring opportunities and sharing risk. The tables below present amounts for both full consolidation, a GAAP measure, and pro-rata consolidation, providing a reconciliation of the difference between the two methods. Under the pro-rata consolidation method, we present our partnership investments proportionate to our share of ownership for each line item of our consolidated financial statements. Under full consolidation, partnership assets and liabilities are reported as consolidated at 100% if deemed to be under our control or if we are deemed to be the primary beneficiary for our investments in a VIE. Partnership assets and liabilities are reported on the equity or cost method of accounting if we do not have control, or, in the case of investments in VIEs, the Company is not deemed the primary beneficiary.

**Consolidated Balance Sheet Information – January 31, 2006 (unaudited)**

| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation (Non-GAAP) |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| **Assets** | | | | |
| Real Estate | | | | |
| Completed rental properties | $6,162,995 | $765,827 | $ 931,183 | $6,328,351 |
| Projects under development | 886,256 | 84,241 | 394,648 | 1,196,663 |
| Land held for development or sale | 105,875 | 3,420 | 97,566 | 200,021 |
| Total Real Estate | 7,155,126 | 853,488 | 1,423,397 | 7,725,035 |
| Less accumulated depreciation | (986,594) | (147,375) | (269,412) | (1,108,631) |
| Real Estate, net | 6,168,532 | 706,113 | 1,153,985 | 6,616,404 |
| Cash and equivalents | 254,734 | 33,026 | 13,522 | 235,230 |
| Restricted cash | 430,264 | 31,942 | 51,241 | 449,563 |
| Notes and accounts receivable, net | 265,264 | 30,562 | (2,045) | 232,657 |
| Investments in and advances to affiliates | 361,942 | — | (155,245) | 206,697 |
| Other assets | 509,605 | 37,042 | 93,873 | 566,436 |
| **Total Assets** | $7,990,341 | $838,685 | $1,155,331 | $8,306,987 |
| **Liabilities and Shareholders' Equity** | | | | |
| **Liabilities** | | | | |
| Mortgage debt, nonrecourse | $5,159,432 | $625,600 | $ 966,107 | $5,499,939 |
| Notes payable | 89,174 | 19,214 | 91,710 | 161,670 |
| Bank revolving credit facility | 82,500 | — | — | 82,500 |
| Senior and subordinated debt | 599,400 | — | — | 599,400 |
| Accounts payable and accrued expenses | 674,949 | 91,155 | 97,514 | 681,308 |
| Deferred income taxes | 387,788 | — | — | 387,788 |
| **Total Liabilities** | 6,993,243 | 735,969 | 1,155,331 | 7,412,605 |
| Minority Interest | 102,716 | 102,716 | — | — |
| **Total Shareholders' Equity** | 894,382 | — | — | 894,382 |
| **Total Liabilities and Shareholders' Equity** | $7,990,341 | $838,685 | $1,155,331 | $8,306,987 |

**Consolidated Balance Sheet Information – January 31, 2005 (unaudited)**

| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation (Non-GAAP) |
|---|---|---|---|---|
| | *(in thousands)* | | | |
| **Assets** | | | | |
| Real Estate | | | | |
| Completed rental properties | $5,708,558 | $843,631 | $ 929,275 | $5,794,202 |
| Projects under development | 634,441 | 20,300 | 255,124 | 869,265 |
| Land held for development or sale | 94,907 | 3,577 | 93,755 | 185,085 |
| Total Real Estate | 6,437,906 | 867,508 | 1,278,154 | 6,848,552 |
| Less accumulated depreciation | (865,562) | (141,674) | (255,221) | (979,109) |
| Real Estate, net | 5,572,344 | 725,834 | 1,022,933 | 5,869,443 |
| Cash and equivalents | 276,492 | 24,090 | 11,956 | 264,358 |
| Restricted cash | 347,267 | 28,478 | 57,296 | 376,085 |
| Notes and accounts receivable, net | 212,868 | 51,127 | 854 | 162,595 |
| Investments in and advances to affiliates | 415,234 | — | (166,337) | 248,897 |
| Other assets | 497,880 | 48,581 | 99,463 | 548,762 |
| **Total Assets** | $7,322,085 | $878,110 | $1,026,165 | $7,470,140 |
| **Liabilities and Shareholders' Equity** | | | | |
| **Liabilities** | | | | |
| Mortgage debt, nonrecourse | $4,787,191 | $649,959 | $ 892,617 | $5,029,849 |
| Notes payable | 93,432 | 16,529 | 51,706 | 128,609 |
| Bank revolving credit facility | — | — | — | — |
| Senior and subordinated debt | 599,400 | — | — | 599,400 |
| Accounts payable and accrued expenses | 587,274 | 115,849 | 81,842 | 553,267 |
| Deferred income taxes | 354,490 | — | — | 354,490 |
| **Total Liabilities** | 6,421,787 | 782,337 | 1,026,165 | 6,665,615 |
| Minority Interest | 95,773 | 95,773 | — | — |
| **Total Shareholders' Equity** | 804,525 | — | — | 804,525 |
| **Total Liabilities and Shareholders' Equity** | $7,322,085 | $878,110 | $1,026,165 | $7,470,140 |

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

## Consolidated Earnings Information – Year Ended January 31, 2006 (unaudited)

| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
|---|---|---|---|---|---|
| | | | *(in thousands)* | | |
| **Revenues from real estate operations** | $1,200,775 | $140,603 | $318,282 | $54,649 | $1,433,103 |
| **Expenses** | | | | | |
| Operating expenses | 694,296 | 65,591 | 194,900 | 39,382 | 862,987 |
| Interest expense, including early extinguishment of debt | 280,530 | 29,115 | 52,589 | 14,814 | 318,818 |
| Amortization of mortgage procurement costs | 12,547 | 2,280 | 3,279 | 436 | 13,982 |
| Provision for decline in real estate | 7,874 | 1,432 | 704 | — | 7,146 |
| Depreciation and amortization | 174,792 | 14,355 | 39,991 | 6,477 | 206,905 |
| | 1,170,039 | 112,773 | 291,463 | 61,109 | 1,409,838 |
| Interest income | 28,095 | 2,666 | 1,218 | 283 | 26,930 |
| Equity in earnings of unconsolidated entities (Note 1) | 55,201 | — | (49,060) | — | 6,141 |
| Gain on disposition of rental properties and other investments | 506 | — | 21,023 | 43,198 | 64,727 |
| **Earnings before income taxes** | 114,538 | 30,496 | — | 37,021 | 121,063 |
| **Income tax expense (benefit)** | | | | | |
| Current | 1,263 | — | — | (4,223) | (2,960) |
| Deferred | 21,975 | — | — | 18,529 | 40,504 |
| | 23,238 | — | — | 14,306 | 37,544 |
| Earnings before minority interest and discontinued operations | 91,300 | 30,496 | — | 22,715 | 83,519 |
| Minority interest | (30,496) | (30,496) | — | — | — |
| **Earnings from continuing operations** (Note 1) | 60,804 | — | — | 22,715 | 83,519 |
| Discontinued operations, net of tax and minority interest: | | | | | |
| Operating (losses) earnings from rental properties | (3,790) | — | — | 3,790 | — |
| Gain on disposition of rental properties | 26,505 | — | — | (26,505) | — |
| | 22,715 | — | — | (22,715) | — |
| **Net earnings** | $ 83,519 | $ — | $ — | $ — | $ 83,519 |

Note 1) Properties accounted for on the equity method do not meet the definition of a component of an entity under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," and therefore are reported in continuing operations when sold. For the year ended January 31, 2006, three equity method investments were sold, *Showcase, Colony Place* and *Flower Park Plaza.* A pre-tax gain of $21,023 ($12,900 net of tax) has been reported in equity in earnings of unconsolidated entities in the Consolidated Statements of Earnings, and therefore is included in earnings from continuing operations.

## Consolidated Earnings Information – Year Ended January 31, 2005 (unaudited)

| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
|---|---|---|---|---|---|
| | | | *(in thousands)* | | |
| **Revenues from real estate operations** | $986,054 | $133,886 | $260,844 | $ 63,015 | $1,176,027 |
| **Expenses** | | | | | |
| Operating expenses | 567,276 | 71,239 | 155,898 | 40,338 | 692,273 |
| Interest expense, including early extinguishment of debt | 243,316 | 28,035 | 50,718 | 18,990 | 284,989 |
| Amortization of mortgage procurement costs | 13,427 | 2,825 | 1,477 | 677 | 12,756 |
| Depreciation and amortization | 153,085 | 10,870 | 30,927 | 10,680 | 183,822 |
| | 977,104 | 112,969 | 239,020 | 70,685 | 1,173,840 |
| Interest income | 45,302 | 4,244 | 550 | 253 | 41,861 |
| Equity in earnings of unconsolidated entities (Note 1) | 54,392 | — | (54,370) | — | 22 |
| Gain on disposition of rental properties and other investments | 438 | — | 31,996 | 67,645 | 100,079 |
| **Earnings before income taxes** | 109,082 | 25,161 | — | 60,228 | 144,149 |
| **Income tax expense (benefit)** | | | | | |
| Current | (12,857) | — | — | 3,155 | (9,702) |
| Deferred | 52,770 | — | — | 20,660 | 73,430 |
| | 39,913 | — | — | 23,815 | 63,728 |
| Earnings before minority interest, discontinued operations, and cumulative effect of change in accounting principle | 69,169 | 25,161 | — | 36,413 | 80,421 |
| Minority interest | (25,161) | (25,161) | — | — | — |
| **Earnings from continuing operations** (Note 1) | 44,008 | — | — | 36,413 | 80,421 |
| Discontinued operations, net of tax and minority interest: | | | | | |
| Operating earnings from Lumber Group | 4,545 | — | — | — | 4,545 |
| Operating loss from rental properties | (4,480) | — | — | 4,480 | — |
| Gain on disposition of Lumber Group | 11,501 | — | — | — | 11,501 |
| Gain on disposition of rental properties | 40,893 | — | — | (40,893) | — |
| | 52,459 | — | — | (36,413) | 16,046 |
| Cumulative effect of change in accounting principle, net of tax | (11,261) | — | — | — | (11,261) |
| **Net earnings** | $ 85,206 | $ — | $ — | $ — | $ 85,206 |

Note 1) Properties accounted for on the equity method do not meet the definition of a component of an entity under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," and therefore are reported in continuing operations when sold. For the year ended January 31, 2005, three equity method investments were sold, *Chapel Hill Mall, Manhattan Town Center Mall* and *Chapel Hill Suburban.* A pre-tax gain of $31,996 ($19,341 net of tax) has been reported in equity in earnings of unconsolidated entities in the Consolidated Statements of Earnings, and therefore is included in earnings from continuing operations.

The following schedules present information on investments in and advances to affiliates.

**Investments in and Advances to Affiliates**

Included in Investments in and Advances to Affiliates in the Consolidated Balance Sheet Information tables are unconsolidated investments in entities which we do not control and/or are not the primary beneficiary, and which are accounted for under the equity method of accounting, as well as advances to partners and other affiliates.

Following is a reconciliation of members' and partners' equity to our carrying value in the accompanying Consolidated Balance Sheet Information:

| | January 31, 2006 | 2005 |
|---|---|---|
| | *(in thousands)* | |
| Members' and partners' equity, as below | **$564,280** | $619,670 |
| Equity of other members and partners | **409,035** | 453,333 |
| Company's investment in partnerships | **155,245** | 166,337 |
| Advances to and on behalf of other affiliates[1] | **206,697** | 248,897 |
| Total Investments in and advances to affiliates | **$361,942** | $415,234 |

(1) As is customary within the real estate industry, the Company invests in certain projects through joint ventures. The Company provides funding for certain of its partners' equity contributions. The most significant partnership for which the Company provides funding relates to Forest City Ratner Companies, representing the Commercial Group's New York City operations and one unconsolidated project reported in the Residential Group. The Company consolidates the majority of its investments in these Commercial Group projects. The Company's partner is the President and Chief Executive Officer of Forest City Ratner Companies and is the cousin to five executive officers of the Company. At January 31, 2006 and 2005, amounts advanced for projects on behalf of this partner, collateralized solely by each respective partnership interest were $50,230 and $63,213, respectively, of the $206,697 and $248,897 presented above for "Advances to and on behalf of other affiliates." These advances entitle the Company to a preferred return on and of the outstanding balances, which are payable solely from cash flows of each respective property, as well as a deficit restoration obligation provided by the partner.

Summarized financial information for the equity method investments is as follows:

| | Combined (100%) (GAAP) | | Pro-Rata Share (Non-GAAP) | |
|---|---|---|---|---|
| | January 31, 2006 | 2005 | January 31, 2006 | 2005 |
| | *(in thousands)* | | *(in thousands)* | |
| **Balance Sheet:** | | | | |
| Completed rental properties | **$1,946,922** | $1,879,706 | **$ 931,183** | $ 929,275 |
| Projects under development | **854,316** | 564,712 | **394,648** | 255,124 |
| Land held for development or sale | **181,315** | 177,080 | **97,566** | 93,755 |
| Accumulated depreciation | **(529,501)** | (497,566) | **(269,412)** | (255,221) |
| Restricted cash | **317,850** | 362,583 | **51,241** | 57,296 |
| Other assets | **469,676** | 542,567 | **105,350** | 112,273 |
| Total Assets | **$3,240,578** | $3,029,082 | **$1,310,576** | $1,192,502 |
| Mortgage debt, nonrecourse | **$2,145,146** | $2,012,578 | **$ 966,107** | $ 892,617 |
| Other liabilities | **531,152** | 396,834 | **189,224** | 133,548 |
| Members' and partners' equity | **564,280** | 619,670 | **155,245** | 166,337 |
| Total Liabilities and Members'/Partners' Equity | **$3,240,578** | $3,029,082 | **$1,310,576** | $1,192,502 |

**Investments in and Advances to Affiliates** (continued)

| Year Ended January 31, | Combined (100%) (GAAP) 2006 | 2005 | Pro-Rata Share (Non-GAAP) 2006 | 2005 |
|---|---|---|---|---|
| | *(in thousands)* | | | |
| **Operations:** | | | | |
| Revenues | **$ 692,793** | $ 530,990 | **$ 318,282** | $ 260,844 |
| Equity in earnings of unconsolidated entities on a pro-rata basis | **—** | — | **6,141** | 22 |
| Operating expenses | **(427,520)** | (318,625) | **(194,900)** | (155,898) |
| Interest expense including early extinguishment of debt | **(122,550)** | (106,556) | **(52,589)** | (50,718) |
| Provision for decline in real estate | **(704)** | — | **(704)** | — |
| Depreciation and amortization | **(113,144)** | (77,985) | **(43,270)** | (32,404) |
| Interest income | **9,756** | 3,592 | **1,218** | 550 |
| Gain on disposition of rental properties[2] | **85,802** | 61,427 | **21,023** | 31,996 |
| Net Earnings (pre-tax) | **$ 124,433** | $ 92,843 | **$ 55,201** | $ 54,392 |

(2) The following table shows the detail of gain on disposition of rental properties that were held by equity method investments:

| | | Combined (100%) (GAAP) | | Pro-Rata Share (Non-GAAP) | |
|---|---|---|---|---|---|
| | | Year Ended January 31, | | | |
| | | **2006** | 2005 | **2006** | 2005 |
| | | *(in thousands)* | | | |
| Showcase (Specialty Retail Center) | (Las Vegas, Nevada) | **$ 71,005** | $ — | **$ 13,145** | $ — |
| Colony Place (Apartments) | (Fort Myers, Florida) | **10,703** | — | **5,352** | — |
| Flower Park Plaza (Apartments) | (Santa Ana, California) | **4,094** | — | **2,526** | — |
| Chapel Hill Mall (Regional Mall) | (Akron, Ohio) | **—** | 56,455 | **—** | 27,943 |
| Manhattan Town Center Mall (Regional Mall) | (Manhattan, Kansas) | **—** | 3,141 | **—** | 3,138 |
| Chapel Hill Suburban (Specialty Retail Center) | (Akron, Ohio) | **—** | 1,831 | **—** | 915 |
| Total | | **$ 85,802** | $ 61,427 | **$ 21,023** | $ 31,996 |

**Real Estate and Related Nonrecourse Mortgage Debt**

| | January 31, 2006 | | | |
|---|---|---|---|---|
| | Total Cost | Less Accumulated Depreciation | Net Cost | Nonrecourse Mortgage Debt |
| | (in thousands) | | | |
| **Full Consolidation:** | | | | |
| **Completed rental properties** | | | | |
| Residential | $1,540,151 | $182,166 | $1,357,985 | $1,095,723 |
| Commercial | | | | |
| Retail centers | 2,217,154 | 276,886 | 1,940,268 | 1,814,124 |
| Office and other buildings | 2,396,530 | 523,197 | 1,873,333 | 1,711,772 |
| Corporate and other equipment | 9,160 | 4,345 | 4,815 | — |
| | 6,162,995 | 986,594 | 5,176,401 | 4,621,619 |
| **Projects under development** | | | | |
| Residential | | | | |
| Under construction | 172,724 | — | 172,724 | 158,000 |
| In development[(1)] | 182,235 | — | 182,235 | 216,599 |
| Commercial | | | | |
| Retail centers | | | | |
| Under construction | 165,614 | — | 165,614 | 48,711 |
| In development | 135,480 | — | 135,480 | 5,924 |
| Office and other buildings | | | | |
| Under construction | 40,296 | — | 40,296 | 26,650 |
| In development | 189,907 | — | 189,907 | 52,822 |
| | 886,256 | — | 886,256 | 508,706 |
| **Land held for development or sale** | 105,875 | — | 105,875 | 29,107 |
| **Total real estate and mortgage debt** | $7,155,126 | $986,594 | $6,168,532 | $5,159,432 |
| **Less Minority Interest:** | | | | |
| **Completed rental properties** | | | | |
| Residential | $ 110,630 | $ 10,108 | $ 100,522 | $ 85,052 |
| Commercial | | | | |
| Retail centers | 221,132 | 26,510 | 194,622 | 214,442 |
| Office and other buildings | 434,065 | 110,757 | 323,308 | 289,774 |
| Corporate and other equipment | — | — | — | — |
| | 765,827 | 147,375 | 618,452 | 589,268 |
| **Projects under development** | | | | |
| Residential | | | | |
| Under construction | 7,280 | — | 7,280 | 13,000 |
| In development | 109 | — | 109 | — |
| Commercial | | | | |
| Retail centers | | | | |
| Under construction | 4,539 | — | 4,539 | — |
| In development | 6,561 | — | 6,561 | 2,962 |
| Office and other buildings | | | | |
| Under construction | 84 | — | 84 | — |
| In development | 65,668 | — | 65,668 | 20,370 |
| | 84,241 | — | 84,241 | 36,332 |
| **Land held for development or sale** | 3,420 | — | 3,420 | — |
| **Total real estate and mortgage debt** | $ 853,488 | $147,375 | $ 706,113 | $ 625,600 |

(1) Nonrecourse mortgage debt includes $160,000 in municipals bonds issued to fund construction expected to commence in the first quarter of 2006. At January 31, 2006, substantially all the bond funds are in restricted cash on the Consolidated Balance Sheets.

**Real Estate and Related Nonrecourse Mortgage Debt (continued)**

| | January 31, 2006 | | | |
|---|---|---|---|---|
| | Total Cost | Less Accumulated Depreciation | Net Cost | Nonrecourse Mortgage Debt |
| | (in thousands) | | | |
| **Plus Unconsolidated Investments at Pro-Rata:** | | | | |
| **Completed rental properties** | | | | |
| Residential | $ 618,179 | $ 165,367 | $ 452,812 | $ 524,939 |
| Commercial | | | | |
| Retail centers | 155,499 | 46,119 | 109,380 | 167,322 |
| Office and other buildings | 157,503 | 57,926 | 99,577 | 101,860 |
| Corporate and other equipment | 2 | — | 2 | — |
| | 931,183 | 269,412 | 661,771 | 794,121 |
| **Projects under development** | | | | |
| Residential | | | | |
| Under construction | 89,274 | — | 89,274 | 40,672 |
| In development | 5,966 | — | 5,966 | — |
| Commercial | | | | |
| Retail centers | | | | |
| Under construction | 127,365 | — | 127,365 | 49,658 |
| In development | 78,372 | — | 78,372 | 22,430 |
| Office and other buildings | | | | |
| Under construction | 73,545 | — | 73,545 | — |
| In development | 20,126 | — | 20,126 | 5,620 |
| | 394,648 | — | 394,648 | 118,380 |
| **Land held for development or sale** | 97,566 | — | 97,566 | 53,606 |
| **Total real estate and mortgage debt** | $1,423,397 | $ 269,412 | $1,153,985 | $ 966,107 |
| **Pro-Rata Consolidation (Non-GAAP):** | | | | |
| **Completed rental properties** | | | | |
| Residential | $2,047,700 | $ 337,425 | $1,710,275 | $1,535,610 |
| Commercial | | | | |
| Retail centers | 2,151,521 | 296,495 | 1,855,026 | 1,767,004 |
| Office and other buildings | 2,119,968 | 470,366 | 1,649,602 | 1,523,858 |
| Corporate and other equipment | 9,162 | 4,345 | 4,817 | — |
| | 6,328,351 | 1,108,631 | 5,219,720 | 4,826,472 |
| **Projects under development** | | | | |
| Residential | | | | |
| Under construction | $ 254,718 | $ — | $ 254,718 | $ 185,672 |
| In development(1) | 188,092 | — | 188,092 | 216,599 |
| Commercial | | | | |
| Retail centers | | | | |
| Under construction | 288,440 | — | 288,440 | 98,369 |
| In development | 207,291 | — | 207,291 | 25,392 |
| Office and other buildings | | | | |
| Under construction | 113,757 | — | 113,757 | 26,650 |
| In development | 144,365 | — | 144,365 | 38,072 |
| | 1,196,663 | — | 1,196,663 | 590,754 |
| **Land held for development or sale** | 200,021 | — | 200,021 | 82,713 |
| **Total real estate and mortgage debt** | $7,725,035 | $1,108,631 | $6,616,404 | $5,499,939 |

Forest City Rental Properties Corporation ("Rental Properties") is a wholly-owned subsidiary of Forest City Enterprises, Inc. engaged in the ownership, development, acquisition and management of real estate projects, including apartment complexes, regional malls and retail centers, hotels, office buildings and mixed-use facilities, as well as large land development projects. Consolidated Balance Sheet information and Consolidated Earnings information for Rental Properties and its subsidiaries follow.

**Forest City Rental Properties Corporation and Subsidiaries**
**Consolidated Balance Sheet Information — January 31, 2006 (unaudited)**

| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation (Non-GAAP) |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| **Assets** | | | | |
| Real Estate | | | | |
| Completed rental properties | $6,153,835 | $765,827 | $ 931,181 | $6,319,189 |
| Projects under development | 886,256 | 84,241 | 394,648 | 1,196,663 |
| Land for development or sale | 38,091 | 3,420 | 15,604 | 50,275 |
| Total Real Estate | 7,078,182 | 853,488 | 1,341,433 | 7,566,127 |
| Less accumulated depreciation | (982,249) | (147,375) | (269,412) | (1,104,286) |
| Real Estate, net | 6,095,933 | 706,113 | 1,072,021 | 6,461,841 |
| Cash and equivalents | 141,471 | 33,026 | 9,675 | 118,120 |
| Restricted cash | 429,176 | 31,942 | 50,516 | 447,750 |
| Notes and accounts receivable, net | 242,952 | 30,562 | (3,885) | 208,505 |
| Investments in and advances to affiliates | 298,596 | — | (111,992) | 186,604 |
| Other assets | 429,496 | 37,042 | 93,415 | 485,869 |
| **Total Assets** | $7,637,624 | $838,685 | $1,109,750 | $7,908,689 |
| **Liabilities and Shareholders' Equity** | | | | |
| **Liabilities** | | | | |
| Mortgage debt, nonrecourse | $5,130,324 | $625,600 | $ 928,502 | $5,433,226 |
| Notes payable | 77,230 | 19,214 | 88,822 | 146,838 |
| Bank revolving credit facility | 82,500 | — | — | 82,500 |
| Senior and subordinated debt | 20,400 | — | — | 20,400 |
| Accounts payable and accrued expenses(1) | 970,437 | 91,155 | 92,426 | 971,708 |
| Deferred income taxes | 428,453 | — | — | 428,453 |
| **Total Liabilities** | 6,709,344 | 735,969 | 1,109,750 | 7,083,125 |
| Minority Interest | 102,716 | 102,716 | — | — |
| **Total Shareholders' Equity** | 825,564 | — | — | 825,564 |
| **Total Liabilities and Shareholders' Equity** | $7,637,624 | $838,685 | $1,109,750 | $7,908,689 |

(1) Included in the Full Consolidation balance is $398,895 of liabilities payable to Forest City Enterprises, Inc.

**Forest City Rental Properties Corporation and Subsidiaries**
**Consolidated Balance Sheet Information — January 31, 2005 (unaudited)**

| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation (Non-GAAP) |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| **Assets** | | | | |
| Real Estate | | | | |
| Completed rental properties | $5,691,161 | $843,631 | $ 929,276 | $5,776,806 |
| Projects under development | 634,441 | 20,300 | 255,124 | 869,265 |
| Land held for development or sale | 40,546 | 3,577 | 16,038 | 53,007 |
| Total Real Estate | 6,366,148 | 867,508 | 1,200,438 | 6,699,078 |
| Less accumulated depreciation | (861,516) | (141,674) | (255,221) | (975,063) |
| Real Estate, net | 5,504,632 | 725,834 | 945,217 | 5,724,015 |
| Cash and equivalents | 113,260 | 24,090 | 6,951 | 96,121 |
| Restricted cash | 347,158 | 28,478 | 56,824 | 375,504 |
| Notes and accounts receivable, net | 193,321 | 51,127 | (1,724) | 140,470 |
| Investments in and advances to affiliates | 357,499 | — | (123,448) | 234,051 |
| Other assets | 436,269 | 48,581 | 98,756 | 486,444 |
| **Total Assets** | $6,952,139 | $878,110 | $ 982,576 | $7,056,605 |
| **Liabilities and Shareholders' Equity** | | | | |
| **Liabilities** | | | | |
| Mortgage debt, nonrecourse | $4,765,467 | $649,959 | $ 855,944 | $4,971,452 |
| Notes payable | 83,662 | 16,529 | 50,586 | 117,719 |
| Bank revolving credit facility | — | — | — | — |
| Senior and subordinated debt | 20,400 | — | — | 20,400 |
| Accounts payable and accrued expenses(1) | 881,665 | 115,849 | 76,046 | 841,862 |
| Deferred income taxes | 379,305 | — | — | 379,305 |
| **Total Liabilities** | 6,130,499 | 782,337 | 982,576 | 6,330,738 |
| Minority Interest | 95,773 | 95,773 | — | — |
| **Total Shareholders' Equity** | 725,867 | — | — | 725,867 |
| **Total Liabilities and Shareholders' Equity** | $6,952,139 | $878,110 | $ 982,576 | $7,056,605 |

(1) Included in the Full Consolidation balance is $377,060 of liabilities payable to Forest City Enterprises, Inc.

## Forest City Rental Properties Corporation and Subsidiaries
## Consolidated Earnings Information — Year Ended January 31, 2006 (unaudited)

| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
|---|---|---|---|---|---|
| | | | (in thousands) | | |
| **Revenues from real estate operations** | $1,171,776 | $140,603 | $273,959 | $ 54,649 | $1,359,781 |
| **Expenses** | | | | | |
| Operating expenses | 634,553 | 65,591 | 168,761 | 39,382 | 777,105 |
| Interest expense, including early extinguishment of debt | 276,709 | 29,115 | 52,269 | 14,814 | 314,677 |
| Amortization of mortgage procurement costs | 12,178 | 2,280 | 2,963 | 436 | 13,297 |
| Provision for decline in real estate | 6,356 | 1,432 | 704 | — | 5,628 |
| Depreciation and amortization | 173,688 | 14,355 | 39,783 | 6,477 | 205,593 |
| | 1,103,484 | 112,773 | 264,480 | 61,109 | 1,316,300 |
| Interest income | 26,353 | 2,666 | 1,078 | 283 | 25,048 |
| Equity in earnings of unconsolidated entities (Note 1) | 34,588 | — | (31,580) | — | 3,008 |
| Gain on disposition of rental properties | — | — | 21,023 | 43,198 | 64,221 |
| **Earnings before income taxes** | 129,233 | 30,496 | — | 37,021 | 135,758 |
| **Income tax expense (benefit)** | | | | | |
| Current | 231 | — | — | (4,223) | (3,992) |
| Deferred | 26,374 | — | — | 18,529 | 44,903 |
| | 26,605 | — | — | 14,306 | 40,911 |
| Earnings before minority interest and discontinued operations | 102,628 | 30,496 | — | 22,715 | 94,847 |
| Minority interest | (30,496) | (30,496) | — | — | — |
| **Earnings from continuing operations** (Note 1) | 72,132 | — | — | 22,715 | 94,847 |
| Discontinued operations, net of tax and minority interest | | | | | |
| Operating loss from rental properties | (3,790) | — | — | 3,790 | — |
| Gain on disposition of rental properties | 26,505 | — | — | (26,505) | — |
| | 22,715 | — | — | (22,715) | — |
| **Net earnings** | $ 94,847 | $ — | $ — | $ — | $ 94,847 |

Note 1) Properties accounted for on the equity method do not meet the definition of a component of an entity under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," and therefore are reported in continuing operations when sold. For the year ended January 31, 2006, three equity method investments were sold, *Showcase, Colony Place* and *Flower Park Plaza.* A pre-tax gain of $21,023 ($12,900 net of tax) has been reported in equity in earnings of unconsolidated entities in the Consolidated Statements of Earnings, and therefore is included in earnings from continuing operations.

**Forest City Rental Properties Corporation and Subsidiaries**
**Consolidated Earnings Information – Year Ended January 31, 2005 (unaudited)**

| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
|---|---|---|---|---|---|
| | | | *(in thousands)* | | |
| **Revenues from real estate operations** | $962,658 | $133,886 | $233,691 | $ 63,015 | $1,125,478 |
| **Expenses** | | | | | |
| Operating expenses | 513,616 | 71,239 | 135,229 | 40,338 | 617,944 |
| Interest expense, including early extinguishment of debt | 239,067 | 28,035 | 50,200 | 18,990 | 280,222 |
| Amortization of mortgage procurement costs | 13,184 | 2,825 | 1,127 | 677 | 12,163 |
| Depreciation and amortization | 151,999 | 10,870 | 30,880 | 10,680 | 182,689 |
| | 917,866 | 112,969 | 217,436 | 70,685 | 1,093,018 |
| Interest income | 44,624 | 4,244 | 444 | 253 | 41,077 |
| Equity in earnings of unconsolidated entities (Note 1) | 45,136 | — | (48,695) | — | (3,559) |
| Gain on disposition of rental properties | — | — | 31,996 | 67,645 | 99,641 |
| **Earnings before income taxes** | 134,552 | 25,161 | — | 60,228 | 169,619 |
| **Income tax expense (benefit)** | | | | | |
| Current | (1,175) | — | — | 3,155 | 1,980 |
| Deferred | 49,218 | — | — | 20,660 | 69,878 |
| | 48,043 | — | — | 23,815 | 71,858 |
| Earnings before minority interest, discontinued operations and cumulative effect of change in accounting principle | 86,509 | 25,161 | — | 36,413 | 97,761 |
| Minority interest | (25,161) | (25,161) | — | — | — |
| **Earnings from continuing operations** (Note 1) | 61,348 | — | — | 36,413 | 97,761 |
| Discontinued operations, net of tax and minority interest | | | | | |
| Operating loss from rental properties | (4,480) | — | — | 4,480 | — |
| Gain on disposition of rental properties | 40,893 | — | — | (40,893) | — |
| | 36,413 | — | — | (36,413) | — |
| Cumulative effect of change in accounting principle, net of tax | (11,261) | — | — | — | (11,261) |
| **Net earnings** | $ 86,500 | $ — | $ — | $ — | $ 86,500 |

Note 1) Properties accounted for on the equity method do not meet the definition of a component of an entity under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," and therefore are reported in continuing operations when sold. For the year ended January 31,2005, three equity method investments were sold, *Chapel Hill Mall, Manhattan Town Center Mall* and *Chapel Hill Suburban.* A pre-tax gain of $31,996 ($19,341 net of tax) has been reported in equity in earnings of unconsolidated entities in the Consolidated Statements of Earnings, and therefore is included in earnings from continuing operations.

# Forest City Enterprises, Inc. and Subsidiaries
## Supplemental Financial Information

The following is a summary of the real estate activity of the Company's Real Estate Groups as presented on pro-rata consolidation including a reconciliation from full consolidation to pro-rata consolidation.

**Forest City Rental Properties Corporation – Real Estate Activity**[1]

| | Pro-Rata Consolidation (Non-GAAP) | | | | |
|---|---|---|---|---|---|
| | January 31, | | | | |
| | **2006** | 2005 | 2004 | 2003 | 2002 |
| | *(in thousands)* | | | | |
| **Forest City Rental Properties Corporation – Real Estate Activity**[1] | | | | | |
| **Real estate – end of year** | | | | | |
| Completed rental properties | **$ 6,319,189** | $5,776,806 | $4,786,035 | $4,082,080 | $3,614,420 |
| Projects under development | **1,196,663** | 869,265 | 541,476 | 575,558 | 483,730 |
| Land held for development or sale | **50,275** | 53,007 | 53,089 | 51,751 | 59,375 |
| Real estate, at cost | **7,566,127** | 6,699,078 | 5,380,600 | 4,709,389 | 4,157,525 |
| Less accumulated depreciation | **(1,104,286)** | (975,063) | (816,395) | (697,055) | (613,902) |
| Total real estate | **$ 6,461,841** | $5,724,015 | $4,564,205 | $4,012,334 | $3,543,623 |
| **Real estate activity during the year** | | | | | |
| Completed rental properties | | | | | |
| Capital expenditures | **$ 66,239** | $ 127,486 | $ 38,890 | $ 43,266 | $ 67,422 |
| Transferred from projects under development | **534,820** | 612,111 | 377,578 | 305,982 | 363,180 |
| Acquisitions | **58,667** | 115,185 | 374,305 | 172,860 | 78,499 |
| Other additions[7] | **81,396** | 337,293 | — | — | — |
| Total additions | **741,122** | 1,192,075 | 790,773 | 522,108 | 509,101 |
| Dispositions | **(198,739)**[2] | (201,304)[3] | (86,818)[4] | (54,448)[5] | (110,092)[6] |
| Completed rental properties, net additions | **542,383** | 990,771 | 703,955 | 467,660 | 399,009 |
| Projects under development | | | | | |
| New development | **926,217** | 885,320 | 343,496 | 397,810 | 389,303 |
| Transferred to completed rental properties | **(534,820)** | (612,111) | (377,578) | (305,982) | (363,180) |
| Cost of Commercial Group Land Sales | **(63,999)** | — | — | — | — |
| Other additions | — | 54,580 | — | — | — |
| Projects under development, net additions | **327,398** | 327,789 | (34,082) | 91,828 | 26,123 |
| Land held for development or sale, net change | **(2,732)** | (82) | 1,338 | (7,624) | 16,624 |
| Increase in real estate, at cost | **$ 867,049** | $1,318,478 | $ 671,211 | $ 551,864 | $ 441,756 |

**Forest City Rental Properties Corporation – Real Estate Activity[1] – (Continued)**

| Years Ended January 31, | Full Consolidation | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation (Non-GAAP) |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| **2006** | | | | |
| Real estate – end of year | | | | |
| Completed rental properties | **$6,153,835** | **$765,827** | **$ 931,181** | **$6,319,189** |
| Projects under development | **886,256** | **84,241** | **394,648** | **1,196,663** |
| Land held for development or sale | **38,091** | **3,420** | **15,604** | **50,275** |
| Real estate, at cost | **7,078,182** | **853,488** | **1,341,433** | **7,566,127** |
| Less accumulated depreciation | **(982,249)** | **(147,375)** | **(269,412)** | **(1,104,286)** |
| Total real estate | **$6,095,933** | **$706,113** | **$1,072,021** | **$6,461,841** |
| Real estate activity during the year | | | | |
| Completed rental properties | | | | |
| Capital expenditures | **$ 78,132** | **$ 1,855** | **$ (10,038)** | **$ 66,239** |
| Transferred from projects under development | **490,278** | **11,968** | **56,510** | **534,820** |
| Acquisitions | **58,667** | **—** | **—** | **58,667** |
| Other additions[7] | **—** | **(86,432)** | **(5,036)** | **81,396** |
| Total additions | **627,077** | **(72,609)** | **41,436** | **741,122** |
| Dispositions | **(164,403)** | **(5,195)** | **(39,531)** | **(198,739)**[2] |
| Completed rental properties, net additions | **462,674** | **(77,804)** | **1,905** | **542,383** |
| Projects under development | | | | |
| New development | **807,768** | **78,696** | **197,145** | **926,217** |
| Transferred to completed rental properties | **(490,278)** | **(11,968)** | **(56,510)** | **(534,820)** |
| Cost of Commercial Group Land Sales | **(65,675)** | **(2,787)** | **(1,111)** | **(63,999)** |
| Projects under development, net additions | **251,815** | **63,941** | **139,524** | **327,398** |
| Land held for development or sale, net change | **(2,455)** | **(157)** | **(434)** | **(2,732)** |
| Increase in real estate, at cost | **$ 712,034** | **$ (14,020)** | **$ 140,995** | **$ 867,049** |
| **2005** | | | | |
| Real estate – end of year | | | | |
| Completed rental properties | $ 5,691,161 | $ 843,631 | $ 929,276 | $ 5,776,806 |
| Projects under development | 634,441 | 20,300 | 255,124 | 869,265 |
| Land held for development or sale | 40,546 | 3,577 | 16,038 | 53,007 |
| Real estate, at cost | 6,366,148 | 867,508 | 1,200,438 | 6,699,078 |
| Less accumulated depreciation | (861,516) | (141,674) | (255,221) | (975,063) |
| Total real estate | $ 5,504,632 | $ 725,834 | $ 945,217 | $ 5,724,015 |
| Real estate activity during the year | | | | |
| Completed rental properties | | | | |
| Capital expenditures | $ 93,664 | $ 11,524 | $ 45,346 | $ 127,486 |
| Transferred from projects under development | 643,324 | 39,168 | 7,955 | 612,111 |
| Acquisitions | 108,076 | (6,201) | 908 | 115,185 |
| Other additions[7] | 538,173 | 111,815 | (89,065) | 337,293 |
| Total additions | 1,383,237 | 156,306 | (34,856) | 1,192,075 |
| Dispositions | (187,651) | (18,721) | (32,374) | (201,304)[3] |
| Completed rental properties, net additions | 1,195,586 | 137,585 | (67,230) | 990,771 |
| Projects under development | | | | |
| New development | 771,183 | 44,142 | 158,279 | 885,320 |
| Transferred to completed rental properties | (643,324) | (39,168) | (7,955) | (612,111) |
| Other additions | — | (54,580) | — | 54,580 |
| Projects under development, net transfers | 127,859 | $ (49,606) | $ 150,324 | $ 327,789 |
| Land held for development or sale, net change | 3,142 | 484 | (2,740) | (82) |
| Increase in real estate, at cost | $ 1,326,587 | 88,463 | 80,354 | 1,318,478 |

**Forest City Rental Properties Corporation – Real Estate Activity[1] – (Continued)**

| Years Ended January 31, | Full Consolidation | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation (Non-GAAP) |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| **2004** | | | | |
| Real estate – end of year | | | | |
| Completed rental properties | $ 4,495,575 | $ 706,046 | $ 996,506 | $ 4,786,035 |
| Projects under development | 506,582 | 69,906 | 104,800 | 541,476 |
| Land held for development or sale | 37,404 | 3,093 | 18,778 | 53,089 |
| Real estate, at cost | 5,039,561 | 779,045 | 1,120,084 | 5,380,600 |
| Less accumulated depreciation | (710,986) | (109,941) | (215,350) | (816,395) |
| Total real estate | $ 4,328,575 | $ 669,104 | $ 904,734 | $ 4,564,205 |
| Real estate activity during the year | | | | |
| Completed rental properties | | | | |
| Capital expenditures | $ 36,159 | $ 4,806 | $ 7,537 | $ 38,890 |
| Transferred from projects under development | 304,321 | 53,599 | 126,856 | 377,578 |
| Acquisitions | 382,472 | 24,021 | 15,854 | 374,305 |
| Total additions | 722,952 | 82,426 | 150,247 | 790,773 |
| Dispositions | (68,179) | (10,384) | (29,023) | (86,818)[4] |
| Completed rental properties, net additions | 654,773 | 72,042 | 121,224 | 703,955 |
| Projects under development | | | | |
| New development | 274,469 | 48,953 | 117,980 | 343,496 |
| Transferred to completed rental properties | (304,321) | (53,599) | (126,856) | (377,578) |
| Projects under development, net additions | (29,852) | (4,646) | (8,876) | (34,082) |
| Land held for development or sale, net change | 1,362 | 213 | 189 | 1,338 |
| Increase in real estate, at cost | $ 626,283 | $ 67,609 | $ 112,537 | $ 671,211 |
| **2003** | | | | |
| Real estate – end of year | | | | |
| Completed rental properties | $ 3,840,802 | $ 634,004 | $ 875,282 | $ 4,082,080 |
| Projects under development | 536,434 | 74,552 | 113,676 | 575,558 |
| Land held for development or sale | 36,042 | 2,880 | 18,589 | 51,751 |
| Real estate, at cost | 4,413,278 | 711,436 | 1,007,547 | 4,709,389 |
| Less accumulated depreciation | (597,787) | (96,033) | (195,301) | (697,055) |
| Total real estate | $ 3,815,491 | $ 615,403 | $ 812,246 | $ 4,012,334 |
| Real estate activity during the year | | | | |
| Completed rental properties | | | | |
| Capital expenditures | $ 37,909 | $ 14,539 | $ 19,896 | $ 43,266 |
| Transferred from projects under development | 265,720 | 26,514 | 66,776 | 305,982 |
| Acquisitions | 158,872 | 24 | 14,012 | 172,860 |
| Total additions | 462,501 | 41,077 | 100,684 | 522,108 |
| Dispositions | (53,268) | (61) | (1,241) | (54,448)[5] |
| Completed rental properties, net additions | 409,233 | 41,016 | 99,443 | 467,660 |
| Projects under development | | | | |
| New development | 383,459 | 61,947 | 76,298 | 397,810 |
| Transferred to completed rental properties | (265,720) | (26,514) | (66,776) | (305,982) |
| Projects under development, net additions (transfers) | 117,739 | 35,433 | 9,522 | 91,828 |
| Land held for development or sale, net change | (6,467) | (495) | (1,652) | (7,624) |
| Increase in real estate, at cost | $ 520,505 | $ 75,954 | $ 107,313 | $ 551,864 |

**Forest City Rental Properties Corporation – Real Estate Activity[1] – (Continued)**

| Years Ended January 31, | Full Consolidation | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Pro-Rata Consolidation (Non-GAAP) |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| **2002** | | | | |
| Real estate – end of year | | | | |
| Completed rental properties | $ 3,431,569 | $ 592,988 | $ 775,839 | $ 3,614,420 |
| Projects under development | 418,695 | 39,119 | 104,154 | 483,730 |
| Land held for development or sale | 42,509 | 3,375 | 20,241 | 59,375 |
| Real estate, at cost | 3,892,773 | 635,482 | 900,234 | 4,157,525 |
| Less accumulated depreciation | (519,584) | (80,877) | (175,195) | (613,902) |
| Total real estate | $ 3,373,189 | $ 554,605 | $ 725,039 | $ 3,543,623 |
| Real estate activity during the year | | | | |
| Completed rental properties | | | | |
| Capital expenditures | $ 74,881 | $ 11,232 | $ 3,773 | $ 67,422 |
| Transferred from projects under development | 263,428 | 28,972 | 128,724 | 363,180 |
| Acquisitions | 83,830 | 5,331 | — | 78,499 |
| Total additions | 422,139 | 45,535 | 132,497 | 509,101 |
| Dispositions | (100,622) | (27,122) | (36,592) | (110,092)[6] |
| Completed rental properties, net additions | 321,517 | 18,413 | 95,905 | 399,009 |
| Projects under development | | | | |
| New development | 274,978 | 14,768 | 129,093 | 389,303 |
| Transferred to completed rental properties | (263,428) | (28,972) | (128,724) | (363,180) |
| Projects under development, net transfers | 11,550 | (14,204) | 369 | 26,123 |
| Land held for development or sale, net additions | 16,846 | 1,751 | 1,529 | 16,624 |
| Increase in real estate, at cost | $ 349,913 | $ 5,960 | $ 97,803 | $ 441,756 |

(1) The table includes only the real estate activity for the Company's Real Estate Groups owned by Forest City Rental Properties Corporation, a wholly-owned subsidiary engaged in the ownership, development, acquisition and management of real estate projects, including apartment complexes, regional malls and retail centers, hotels, office buildings and mixed-use facilities, as well as large land development projects.

(2) Primarily reflects the dispositions of *Cherrywood Village, Ranchstone, Colony Place, Enclave, Flower Park, and Showcase. Cherrywood Village* and *Ranchstone* are apartment communities in Denver, Colorado with 360 and 368 units, respectively. *Colony Place* is a 300-unit apartment community in Fort Myers, Florida. *Enclave* is a 637-unit apartment community in San Jose, California. *Flower Park* is a 199-unit apartment community in Santa Ana, California. *Showcase* has 186,000 square feet in Las Vegas, Nevada.

(3) Primarily reflects the dispositions of *Woodlake, Regency Towers, Bridgewater, Arboretum Place, Trellis at Lee's Mill, Silver Hill, Colony Woods, Manhattan Town Center, Chapel Hill Mall, Chapel Hill Suburban, Pavilion, Flatbush Avenue,* and *Hunting Park. Woodlake* is a 534-unit apartment community in Silver Spring, Maryland. *Regency Towers* is a 372-unit apartment community in Jackson, New Jersey. *Arboretum Place, Silver Hill,* and *Trellis at Lee's Mill* are apartment communities in Newport News, Virginia with 184, 153 and 176 units, respectively. *Bridgewater* is a 216-unit apartment community in Hampton, Virginia. *Colony Woods* is a 396-unit apartment community in Bellevue, Washington. *Chapel Hill Mall* and *Chapel Hill Suburban* have 860,000 and 117,000 square feet, respectively in Akron, Ohio. *Pavilion* has 250,000 square feet in San Jose, California. *Flatbush Avenue* has 142,000 square feet in Brooklyn, New York. *Hunting Park* has 125,000 square feet in Philadelphia, Pennsylvania. *Manhattan Town Center* has 392,000 square feet in Manhattan, Kansas.

(4) Primarily reflects the dispositions of *Waterford Village, Laurels* and *Vineyards. Waterford Village* is a 576-unit apartment community in Indianapolis, Indiana. *Laurels* is a 520-unit apartment community in Justice, Illinois and *Vineyards* is a 386-unit apartment community in Broadview Heights, Ohio.

(5) Primarily reflects the dispositions of *Courtland Center* and *Bay Street. Courtland Center* has 458,000 square feet in Flint, Michigan. *Bay Street* has 16,000 square feet in Staten Island, New York.

(6) Primarily reflects the dispositions of *Tucson Mall, Bowling Green Mall, Newport Plaza, Baymont Inn, Chapel Hill Towers, Palm Villas, Peppertree, Oaks,* and *Whitehall Terrace. Tucson Mall* has 1,304,000 square feet in Tucson, Arizona. *Bowling Green Mall* has 242,000 square feet in Bowling Green, Kentucky. *Newport Plaza* has 157,000 square feet in Newport, Kentucky. *Baymont Inn* has 101 rooms in Mayfield Heights., Ohio. *Palm Villas* is a 350-unit apartment community in Henderson, Nevada. *Peppertree* and *Oaks* are apartment communities in Texas with 208 and 248 units, respectively. *Chapel Hill Towers* and *Whitehall Terrace* are apartment communities in Ohio with 402 and 188 units, respectively.

(7) Primarily relates to changes in ownership percentage and non cash items.

**Results of Operations**

**Net Earnings** – Net earnings for the year ended January 31, 2006 were $83,519,000 versus $85,206,000 for the year ended January 31, 2005. Although we have substantial recurring revenue sources from our properties, we are a transactional-based business, which could create substantial variances in net earnings between periods. This variance to the prior year is primarily attributable to the following decreases, which are net of tax and minority interest:

- Decrease of $40,893,000 related to the 2004 gains on disposition of ten consolidated Residential properties, *Regency Towers, Woodlake, Bridgewater, Pavilion, Trellis at Lee's Mill, Hunting Park, Arboretum, Flatbush Avenue, Colony Woods,* and *Silver Hill;*

- Decrease of $13,745,000 related to Stapleton Land, LLC's retained interest in a trust. Of this amount, $12,445,000 was earned in 2004 but attributable to other comprehensive income ("OCI") in previous fiscal years and deferred until 2004 under the cost recovery method. The remaining amount of $1,300,000 was earned and recognized during the year ended January 31, 2005;

- Decrease of $11,501,000 related to the 2004 gain on disposition of Lumber Group and a decrease of $4,545,000 related to Lumber Group's net earnings last year with no corresponding amount in the current year;

- Increase of $9,999,000 in losses from our equity investment in the New Jersey Nets basketball team, which we did not own during the first half of 2004;

- Decrease of $8,134,000 related to our development fee profit at *Twelve MetroTech Center* in Brooklyn, New York that did not recur at the same level in 2005;

- Decrease of $6,441,000 due to gains on disposition of equity method properties of $12,900,000 in 2005 for *Showcase,* a specialty retail center located in Las Vegas Nevada, *Colony Place,* an apartment community located in Fort Myers, Florida and *Flower Park Plaza,* an apartment community located in Santa Ana, California, offset by $19,341,000 on 2004 gains on disposition of *Manhattan Town Center Mall,* a regional mall located in Manhattan, Kansas, *Chapel Hill Suburban,* a specialty retail center located in Akron, Ohio and *Chapel Hill Mall,* a regional mall located in Akron, Ohio; and

- Increase of $5,981,000 in interest expense as a result of the issuance of $150,000,000 senior notes in January of 2005.

These decreases were partially offset by the following increases in earnings, net of tax and minority interest:

- Increase of $26,830,000 related to the Commercial Group land sales, primarily at *Simi Valley* and *Victoria Gardens* in California;

- Increase of $26,505,000 related to the 2005 gains on disposition of three consolidated residential properties, *Enclave,* a 637-unit apartment community located in San Jose, California, and *Cherrywood Village* and *Ranchstone,* 360-unit and 368-unit apartment communities, respectively, located in Denver, Colorado;

- Increase of $23,706,000 related to land sales reported primarily in the Land Development Group primarily at *Grass Farms,* in Manatee County, Florida, *Central Station,* in Chicago, Illinois and *Stapleton,* in Denver, Colorado;

- Increase of $11,261,000 related to the prior year charge for cumulative effect of change in accounting principle as a result of our implementation of FIN No. 46(R), which did not recur; and

- Increase of approximately $10,000,000 related to a favorable change in our 2005 effective tax rate due to tax law changes in the state of Ohio resulting in a one-time reduction of deferred income taxes.

**Net Operating Income (NOI) from Real Estate Groups** – NOI, a non-GAAP measure, is defined as revenues (excluding straight-line rent adjustments) less operating expenses (including depreciation and amortization for non-real estate groups) plus interest income plus equity in earnings of unconsolidated entities (excluding gain on disposition of equity method operating properties) plus equity method depreciation and amortization. We believe NOI provides us, as well as our investors, additional information about our core business operations and, along with earnings, is necessary to understand our business and operating results. Under the full consolidation method (GAAP), NOI from the combination of the Commercial Group and the Residential Group ("Real Estate Groups") for the year ended January 31, 2006 was $542,623,000 compared to $467,058,000 for the year ended January 31, 2005, a 16.2% increase. This increase over the comparable period in the prior year is primarily attributable to NOI generated from Commercial land sales and new properties, which include three residential communities, three office buildings and four retail centers opened during the year ended January 31, 2005, as well as the six residential communities, one office building and three retail centers opened during the year ended January 31, 2006. A reconciliation of NOI to the most comparable GAAP measure, net earnings, is presented on pages 8-9. A reconciliation of NOI to net earnings for each strategic business unit can be found on pages 41-54.

Management also analyzes property NOI using the pro-rata consolidation method because it provides operating data at our ownership share, and we publicly disclose and discuss our performance using this method of consolidation to complement our GAAP disclosures. Under the pro-rata consolidation method, NOI from the combination of the Commercial Group and the Residential Group for the year ended January 31, 2006 was $537,016,000 compared to $479,918,000 for the year ended January 31, 2005, a 11.9% increase. Comparable NOI for the year increased 2.9% compared to 2.1% for the prior year. Comparable NOI for our retail and Residential portfolio is up 3.6% and 4.6%, respectively, from the prior year. Including the expected NOI for the twelve months following stabilization for the properties that were opened, expanded or acquired through January 31, 2006, less the actual annual NOI of property disposals through March 24, 2006, NOI for Real Estate Groups would be approximately $570,000,000 for the year ended January 31, 2006. This amount includes Commercial Group land sales of $49,600,000, as disclosed on page 7 of this Supplemental Package.

**EBDT** – We use an additional measure, along with net earnings, to report our operating results. This non-GAAP measure, referred to as Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), is not a measure of operating results or cash flows from operations as defined by GAAP and may not be directly comparable to similarly-titled measures reported by other companies.

We believe that EBDT provides additional information about our core operations and, along with net earnings, is necessary to understand our operating results. EBDT is used by the chief operating decision maker and management in assessing operating performance and to consider capital requirements and allocation of resources by segment and on a consolidated basis. We believe EBDT is important to investors because it provides another method for the investor to measure our long-term operating performance as net earnings can vary from year to year due to property dispositions, acquisitions and other factors that have a short-term impact.

EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of rental properties, divisions and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) non-cash charges from real estate operations of Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization, amortization of mortgage procurement costs and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax). Unlike the real estate segments, EBDT for the Nets segment equals net earnings.

EBDT is reconciled to net earnings, the most comparable financial measure calculated in accordance with GAAP, below. The adjustment to recognize rental revenues and rental expenses on the straight-line method is excluded because it is management's opinion that rental revenues and expenses should be recognized when due from the tenants or due to the landlord. We exclude depreciation and amortization expense related to real estate operations from EBDT because we believe the values of our properties, in general, have appreciated over time in excess of their original cost. Deferred taxes from real estate operations, which are the result of timing differences of certain net expense items deducted in a future year for federal income tax purposes, are excluded until the year in which they are reflected in our current tax provision. The provision for decline in real estate is excluded from EBDT because it varies from year to year based on factors unrelated to our overall financial performance and is related to the ultimate gain on dispositions of operating properties. Our EBDT may not be directly comparable to similarly-titled measures reported by other companies.

Our EBDT for the year ended January 31, 2006 grew by 10.4% to $270,496,000 from $245,032,000 for the year ended January 31, 2005. The positive fluctuation is primarily attributable to the sale of outlot land, and a development project in our Commercial Group of $25,167,000, increased land sales in our land segment of $29,035,000, and the sale of land at *Twelve MetroTech* located in Brooklyn, New York of $4,300,000. These gains were partially offset by Stapleton financing income earned in prior years and recognized in 2004 of $12,445,000 increased losses of $9,999,000 for the Nets which we did not own until August of 2004, a decrease of $4,545,000 for Lumber Group representing EBDT in 2004 with no corresponding EBDT in 2005, decreased development fee income related to *Twelve MetroTech* of $8,134,000, and increased interest expense as a result of our $150,000,000 senior note offering in January 2005 of $5,981,000. In addition, EBDT was favorably impacted by comp NOI increases in our Commercial and Residential Groups and also by the four retail centers and three office buildings opened during 2004 as well as the three retail centers and one office acquisition in 2005. The results in our residential business were impacted by the operating deficits resulting from initial lease-up of newly opened projects, the short-term dilutive impact in earnings resulting from the disposition of several properties, and increased interest expense due to higher variable interest rates.

**Summary of EBDT** — The information in the tables on pages 41-54 present amounts for both full consolidation and pro-rata consolidation, providing a reconciliation of the difference between the two methods, as well as reconciliation from NOI to EBDT to net earnings. Under the pro-rata consolidation method, we present our partnership investments proportionate to our pro-rata share for each line item of our consolidated financial statements. Under full consolidation, partnership assets and liabilities are reported as consolidated at 100% if deemed under our control or if we are deemed to be the primary beneficiary for investments in the VIEs, or on the equity method of accounting if we do not have control or are not the primary beneficiary for investments in VIEs.

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## Reconciliation of Net Earnings to Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT)[2]

| | Years Ended January 31, 2006 | 2005 |
|---|---|---|
| | *(in thousands)* | |
| **Net earnings** | **$ 83,519** | $ 85,206 |
| Depreciation and amortization — Real Estate Groups[5] | **192,715** | 178,972 |
| Depreciation and amortization — equity method investments[3] | **—** | 237 |
| Amortization of mortgage procurement costs — Real Estate Groups[5] | **11,578** | 12,100 |
| Deferred income tax expense — Real Estate Groups[6] | **43,981** | 65,790 |
| Deferred income tax expense — Non Real-Estate Groups:[6] | | |
| Gain on disposition of other investments | **135** | (151) |
| Gain on disposition of Lumber Group | **—** | 4,568 |
| Provision for decline in real estate | **(587)** | — |
| Current income tax expense on non-operating earnings:[6] | | |
| Gain on disposition of other investments | **60** | 324 |
| Gain on disposition included in discontinued operations | **(811)** | 11,215 |
| Gain on disposition recorded on equity method | **8,147** | (209) |
| Straight-line rent adjustment[4] | **(10,660)** | (3,282) |
| Provision for decline in real estate, net of minority interest | **6,442** | — |
| Provision for decline in real estate recorded on equity method | **704** | — |
| Gain on disposition recorded on equity method | **(21,023)** | (31,996) |
| Gain on disposition of other investments | **(506)** | (438) |
| Discontinued operations:[1] | | |
| Gain on disposition of rental properties | **(43,198)** | (71,325) |
| Gain on disposition of Lumber Group | **—** | (20,920) |
| Minority interest — gain on sale | **—** | 3,680 |
| Cumulative effect of change in accounting principle, net of tax | **—** | 11,261 |
| **Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT)[2]** | **$270,496** | $245,032 |

(1) Pursuant to the definition of a component of an entity of SFAS No. 144, assuming no significant continuing involvement, all earnings of properties and a division which have been sold or held for sale are reported as discontinued operations.

(2) The Company uses an additional measure, along with net earnings, to report its operating results. This measure, referred to as Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), is not a measure of operating results as defined by generally accepted accounting principles and may not be directly comparable to similarly-titled measures reported by other companies. The Company believes that EBDT provides additional information about its operations, and along with net earnings, is necessary to understand its operating results. EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of operating properties, divisions and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) noncash charges from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization (including amortization of mortgage procurement costs) and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax).

(3) Amount represents depreciation expense for certain syndicated properties accounted for on the equity method of accounting under both full consolidation and pro-rata consolidation (a non-GAAP financial measure).

(4) The Company recognizes minimum rents on a straight-line basis over the term of the related lease pursuant to the provision of SFAS No. 13, "Accounting for Leases." The straight-line rent adjustment is recorded as an increase or decrease to revenue from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., with the applicable offset to either accounts receivable or accounts payable, as appropriate.

(5) The following table provides detail of depreciation and amortization and amortization of mortgage procurement costs. The Company's Real Estate Groups are owned by Forest City Rental Properties Corporation, a wholly-owned subsidiary engaged in the ownership, development, acquisition and management of real estate projects, including apartment complexes, regional malls and retail centers, hotels, office buildings and mixed-use facilities, as well as large land development projects.

| | Depreciation and Amortization | | Amortization of Mortgage Procurement Costs | |
|---|---|---|---|---|
| | Years Ended January 31, | | Years Ended January 31, | |
| | **2006** | 2005 | **2006** | 2005 |
| Full Consolidation | **$174,792** | $153,085 | **$12,547** | $13,427 |
| Non-Real Estate Groups | **(1,104)** | (1,086) | **(369)** | (243) |
| Real Estate Groups Full Consolidation | **173,688** | 151,999 | **12,178** | 13,184 |
| Real Estate Groups related to minority interest | **(14,355)** | (10,870) | **(2,280)** | (2,825) |
| Real Estate Groups Equity Method | **26,905** | 27,163 | **1,244** | 1,064 |
| Real Estate Groups Discontinued Operations | **6,477** | 10,680 | **436** | 677 |
| Real Estate Groups Pro-Rata Consolidation | **$192,715** | $178,972 | **$11,578** | $12,100 |

**Reconciliation of Net Earnings to Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT)[2] (continued)**

(6) The following table provides detail of Income Tax Expense (Benefit):

| | | Years Ended January 31, | |
|---|---|---|---|
| | | **2006** | 2005 |
| | | *(in thousands)* | |
| (A) | Operating earnings | | |
| | Current | **$ (6,944)** | $(12,972) |
| | Deferred | **24,626** | 40,057 |
| | | **17,682** | 27,085 |
| (B) | Provision for decline in real estate | | |
| | Deferred | **(2,490)** | – |
| | Deferred-Equity method investment | **(272)** | – |
| | | **(2,762)** | – |
| (C) | Gain on disposition of other investments | | |
| | Current – Non-Real Estate Groups | **60** | 324 |
| | Deferred – Non-Real Estate Groups | **135** | (151) |
| | | **195** | 173 |
| (D) | Gain on disposition recorded on equity method | | |
| | Current | **8,147** | (209) |
| | Deferred | **(24)** | 12,864 |
| | | **8,123** | 12,655 |
| | Subtotal(A)(B)(C)(D) | | |
| | Current | **1,263** | (12,857) |
| | Deferred | **21,975** | 52,770 |
| | Income tax expense | **23,238** | 39,913 |
| (E) | Discontinued operations – Rental Properties | | |
| | Operating earnings | | |
| | Current | **(3,412)** | (3,209) |
| | Deferred | **1,025** | 272 |
| | | **(2,387)** | (2,937) |
| | Gain on disposition of rental properties | | |
| | Current | **(811)** | 6,364 |
| | Deferred | **17,504** | 20,388 |
| | | **16,693** | 26,752 |
| | | **14,306** | 23,815 |
| | Subtotal(A)(B)(C)(D)(E) | | |
| | Current | **(2,960)** | (9,702) |
| | Deferred | **40,504** | 73,430 |
| | | **37,544** | 63,728 |
| (F) | Discontinued operations – Lumber Group | | |
| | Operating earnings | | |
| | Current | **–** | 4,852 |
| | Deferred | **–** | (7) |
| | | **–** | 4,845 |
| | Gain on disposition of Lumber Group | | |
| | Current | **–** | 4,851 |
| | Deferred | **–** | 4,568 |
| | | **–** | 9,419 |
| | | **–** | 14,264 |
| | Subtotal(E)(F) | **14,306** | 38,079 |
| | Grand Total(A)(B)(C)(D)(E)(F) | | |
| | Current | **(2,960)** | 1 |
| | Deferred | **40,504** | 77,991 |
| | | **$ 37,544** | $ 77,992 |
| | Recap of Grand Total: | | |
| | Real Estate Groups | | |
| | Current | **$ 5,356** | $ 10,847 |
| | Deferred | **43,981** | 65,790 |
| | | **49,337** | 76,637 |
| | Non-Real Estate Groups | | |
| | Current | **(8,316)** | (10,846) |
| | Deferred | **(3,477)** | 12,201 |
| | | **(11,793)** | 1,355 |
| | **Grand Total** | **$ 37,544** | $ 77,992 |

**Forest City Enterprises, Inc. and Subsidiaries**
**Supplemental Financial Information**

## Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended January 31,2006 *(in thousands)*

| | Commercial Group 2005 | | | | | Residential Group 2005 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $244,187 | $42,315 | $23,457 | $9,239 | $234,568 | $57,941 | $3,824 | $29,837 | $ 1,279 | $ 85,233 |
| Exclude straight-line rent adjustment | (6,377) | — | — | — | (6,377) | (11) | — | — | — | (11) |
| Adjusted revenues | 237,810 | 42,315 | 23,457 | 9,239 | 228,191 | 57,930 | 3,824 | 29,837 | 1,279 | 85,222 |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | 116,419 | 14,081 | 13,947 | 7,082 | 123,367 | 41,099 | 2,408 | 16,733 | 1,069 | 56,493 |
| Exclude straight-line rent adjustment | (1,605) | — | — | (321) | (1,926) | — | — | — | — | — |
| Adjusted operating expenses | 114,814 | 14,081 | 13,947 | 6,761 | 121,441 | 41,099 | 2,408 | 16,733 | 1,069 | 56,493 |
| Add interest income | 1,355 | 303 | (153) | 35 | 934 | 1,405 | 27 | 719 | 103 | 2,200 |
| Add equity in earnings of unconsolidated entities | 2,300 | — | (2,398) | — | (98) | 514 | — | (658) | — | (144) |
| Add back equity method depreciation and amortization expense | 2,745 | — | (2,745) | — | — | 4,673 | — | (4,673) | — | — |
| **Net operating income** | 129,396 | 28,537 | 4,214 | 2,513 | 107,586 | 23,423 | 1,443 | 8,492 | 313 | 30,785 |
| Interest expense, including early extinguishment of debt | 48,781 | 5,189 | 4,214 | 2,770 | 50,576 | 11,631 | 942 | 8,492 | 1,470 | 20,651 |
| Income tax expense (benefit) | (12,327) | — | — | (300) | (12,627) | 1,595 | — | — | (684) | 911 |
| Minority interest in earnings before depreciation and amortization | 23,348 | 23,348 | — | — | — | 501 | 501 | — | — | — |
| Add: EBDT from discontinued operations | 43 | — | — | (43) | — | (473) | — | — | 473 | — |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $ 69,637 | $ — | $ — | $ — | $ 69,637 | $ 9,223 | $ — | $ — | $ — | $ 9,223 |
| *Reconciliation to net earnings:* | | | | | | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $ 69,637 | $ — | $ — | $ — | $ 69,637 | $ 9,223 | $ — | $ — | $ — | $ 9,223 |
| Depreciation and amortization — Real Estate Groups | (32,223) | — | — | (749) | (32,972) | (21,013) | — | — | (173) | (21,186) |
| Amortization of mortgage procurement costs — Real Estate Groups | (2,303) | — | — | (51) | (2,354) | (556) | — | — | (9) | (565) |
| Deferred taxes — Real Estate Groups | (22,487) | — | — | 232 | (22,255) | 8,435 | — | — | (166) | 8,269 |
| Straight-line rent adjustment | 4,772 | — | — | (321) | 4,451 | 11 | — | — | — | 11 |
| Gain on disposition of rental properties and other investments, net of tax | — | — | — | — | — | — | — | — | 20,691 | 20,691 |
| Provision for decline in real estate, net of tax and minority interest | — | — | — | — | — | — | — | — | — | — |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Depreciation and amortization — Real Estate Groups | (749) | — | — | 749 | — | (173) | — | — | 173 | — |
| Amortization of mortgage procurement costs — Real Estate Groups | (51) | — | — | 51 | — | (9) | — | — | 9 | — |
| Deferred taxes — Real Estate Groups | 232 | — | — | (232) | — | (166) | — | — | 166 | — |
| Straight-line rent adjustment | (321) | — | — | 321 | — | — | — | — | — | — |
| Gain on disposition of rental properties | — | — | — | — | — | 20,691 | — | — | (20,691) | — |
| **Net earnings** | $ 16,507 | $ — | $ — | $ — | $ 16,507 | $16,443 | $ — | $ — | $ — | $ 16,443 |

## Forest City Enterprises, Inc. and Subsidiaries
## Supplemental Financial Information

### Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended January 31,2006 *(in thousands)* (continued)

| | Land Development Group 2005 | | | | | The Nets 2005 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $30,628 | $2,810 | $25,767 | $ — | $53,585 | $ — | $ — | $7,531 | $ — | $ 7,531 |
| Exclude straight-line rent adjustment | (15) | — | — | — | (15) | — | — | — | — | — |
| Adjusted revenues | 30,613 | 2,810 | 25,767 | — | 53,570 | — | — | 7,531 | — | 7,531 |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | 18,559 | 1,335 | 12,246 | — | 29,470 | — | — | 14,136 | — | 14,136 |
| Exclude straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Adjusted operating expenses | 18,559 | 1,335 | 12,246 | — | 29,470 | — | — | 14,136 | — | 14,136 |
| Add interest income | 6,214 | 653 | 26 | — | 5,587 | — | — | 121 | — | 121 |
| Add equity in earnings of unconsolidated entities | 13,916 | — | (13,385) | — | 531 | (7,537) | — | 7,484 | — | (53) |
| Add back equity method depreciation and amortization expense | — | — | — | — | — | — | — | — | — | — |
| **Net operating income** | 32,184 | 2,128 | 162 | — | 30,218 | (7,537) | — | 1,000 | — | (6,537) |
| Interest expense, including early extinguishment of debt | 1,979 | 131 | 162 | — | 2,010 | — | — | 1,000 | — | 1,000 |
| Income tax expense (benefit) | 8,050 | — | — | — | 8,050 | (1,858) | — | — | — | (1,858) |
| Minority interest in earnings before depreciation and amortization | 1,997 | 1,997 | — | — | — | — | — | — | — | — |
| Add: EBDT from discontinued operations | — | — | — | — | — | — | — | — | — | — |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $20,158 | $ — | $ — | $ — | $20,158 | $(5,679) | $ — | $ — | $ — | $(5,679) |
| Reconciliation to net earnings: | | | | | | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $20,158 | $ — | $ — | $ — | $20,158 | $(5,679) | $ — | $ — | $ — | $(5,679) |
| Depreciation and amortization — Real Estate Groups | (44) | — | — | — | (44) | — | — | — | — | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Deferred taxes — Real Estate Groups | (4,371) | — | — | — | (4,371) | — | — | — | — | — |
| Straight-line rent adjustment | 15 | — | — | — | 15 | — | — | — | — | — |
| Gain on disposition of rental properties and other investments, net of tax | — | — | — | — | — | — | — | — | — | — |
| Provision for decline in real estate, net of tax and minority interest | (1,072) | — | — | — | (1,072) | — | — | — | — | — |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Depreciation and amortization — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Deferred taxes — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of rental properties | — | — | — | — | — | — | — | — | — | — |
| **Net earnings** | $14,686 | $ — | $ — | $ — | $14,686 | $(5,679) | $ — | $ — | $ — | $(5,679) |

**Forest City Enterprises, Inc. and Subsidiaries**
**Supplemental Financial Information**

## Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended January 31,2006 *(in thousands)* (continued)

| | Corporate Activities 2005 | | | | | Total 2005 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $ — | $ — | $ — | $ — | $ — | $332,756 | $48,949 | $86,592 | $10,518 | $380,917 |
| Exclude straight-line rent adjustment | — | — | — | — | — | (6,403) | — | — | — | (6,403) |
| Adjusted revenues | — | — | — | — | — | 326,353 | 48,949 | 86,592 | 10,518 | 374,514 |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | 10,825 | — | — | — | 10,825 | 186,902 | 17,824 | 57,062 | 8,151 | 234,291 |
| Exclude straight-line rent adjustment | — | — | — | — | — | (1,605) | — | — | (321) | (1,926) |
| Adjusted operating expenses | 10,825 | — | — | — | 10,825 | 185,297 | 17,824 | 57,062 | 7,830 | 232,365 |
| Add interest income | 377 | — | — | — | 377 | 9,351 | 983 | 713 | 138 | 9,219 |
| Add equity in earnings of unconsolidated entities | (21) | — | — | — | (21) | 9,172 | — | (8,957) | — | 215 |
| Add back equity method depreciation and amortization expense | — | — | — | — | — | 7,418 | — | (7,418) | — | — |
| **Net operating income** | (10,469) | — | — | — | (10,469) | 166,997 | 32,108 | 13,868 | 2,826 | 151,583 |
| Interest expense, including early extinguishment of debt | 12,837 | — | — | — | 12,837 | 75,228 | 6,262 | 13,868 | 4,240 | 87,074 |
| Income tax expense (benefit) | (3,624) | — | — | — | (3,624) | (8,164) | — | — | (984) | (9,148) |
| Minority interest in earnings before depreciation and amortization | — | — | — | — | — | 25,846 | 25,846 | — | — | — |
| Add: EBDT from discontinued operations | — | — | — | — | — | (430) | — | — | 430 | — |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $(19,682) | $ — | $ — | $ — | $(19,682) | $ 73,657 | $ — | $ — | $ — | $ 73,657 |
| Reconciliation to net earnings: | | | | | | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $(19,682) | $ — | $ — | $ — | $(19,682) | $ 73,657 | $ — | $ — | $ — | $ 73,657 |
| Depreciation and amortization — Real Estate Groups | — | — | — | — | — | (53,280) | — | — | (922) | (54,202) |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | (2,859) | — | — | (60) | (2,919) |
| Deferred taxes — Real Estate Groups | 6,021 | — | — | — | 6,021 | (12,402) | — | — | 66 | (12,336) |
| Straight-line rent adjustment | — | — | — | — | — | 4,798 | — | — | (321) | 4,477 |
| Gain on disposition of rental properties and other investments, net of tax | (61) | — | — | — | (61) | (61) | — | — | 20,691 | 20,630 |
| Provision for decline in real estate, net of tax and minority interest | — | — | — | — | — | (1,072) | — | — | — | (1,072) |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Depreciation and amortization — Real Estate Groups | — | — | — | — | — | (922) | — | — | 922 | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | (60) | — | — | 60 | — |
| Deferred taxes — Real Estate Groups | — | — | — | — | — | 66 | — | — | (66) | — |
| Straight-line rent adjustment | — | — | — | — | — | (321) | — | — | 321 | — |
| Gain on disposition of rental properties | — | — | — | — | — | 20,691 | — | — | (20,691) | — |
| **Net earnings** | $(13,722) | $ — | $ — | $ — | $(13,722) | $ 28,235 | $ — | $ — | $ — | $ 28,235 |

## Forest City Enterprises, Inc. and Subsidiaries
## Supplemental Financial Information

### Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2006 *(in thousands)*

| | Commercial Group 2005 | | | | | Residential Group 2005 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $ 878,648 | $117,775 | $96,766 | $43,349 | $900,988 | $214,258 | $14,965 | $121,084 | $ 11,300 | $ 331,677 |
| Exclude straight-line rent adjustment | (18,337) | — | — | — | (18,337) | (40) | — | — | — | (40) |
| Adjusted revenues | 860,311 | 117,775 | 96,766 | 43,349 | 882,651 | 214,218 | 14,965 | 121,084 | 11,300 | 331,637 |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | 447,706 | 51,724 | 54,970 | 33,171 | 484,123 | 145,220 | 9,945 | 67,861 | 6,211 | 209,347 |
| Exclude straight-line rent adjustment | (6,159) | — | — | (1,573) | (7,732) | — | — | — | — | — |
| Adjusted operating expenses | 441,547 | 51,724 | 54,970 | 31,598 | 476,391 | 145,220 | 9,945 | 67,861 | 6,211 | 209,347 |
| Add interest income | 4,614 | 862 | (863) | 74 | 2,963 | 3,965 | 41 | 1,656 | 209 | 5,789 |
| Add equity in earnings of unconsolidated entities | 24,637 | — | (24,503) | — | 134 | 13,815 | — | (14,235) | — | (420) |
| Remove gain on disposition recorded on equity method | (13,145) | — | 13,145 | — | — | (7,878) | — | 7,878 | — | — |
| Add back provision for decline in real estate recorded on equity method | 704 | — | (704) | — | — | — | — | — | — | — |
| Add back equity method depreciation and amortization expense | 11,211 | — | (11,211) | — | — | 16,938 | — | (16,938) | — | — |
| **Net operating income** | 446,785 | 66,913 | 17,660 | 11,825 | 409,357 | 95,838 | 5,061 | 31,584 | 5,298 | 127,659 |
| Interest expense, including early extinguishment of debt | 181,024 | 23,805 | 17,660 | 8,150 | 183,029 | 46,897 | 4,876 | 31,584 | 6,664 | 80,269 |
| Income tax expense (benefit) | (1,941) | — | — | (1,603) | (3,544) | (4,205) | — | — | (1,809) | (6,014) |
| Minority interest in earnings before depreciation and amortization | 43,108 | 43,108 | — | — | — | 185 | 185 | — | — | — |
| Add: EBDT from discontinued operations | 5,278 | — | — | (5,278) | — | 443 | — | — | (443) | — |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $ 229,872 | $ — | $ — | $ — | $229,872 | $ 53,404 | $ — | $ — | $ — | $ 53,404 |
| Reconciliation to net earnings: | | | | | | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $ 229,872 | $ — | $ — | $ — | $229,872 | $ 53,404 | $ — | $ — | $ — | $ 53,404 |
| Depreciation and amortization — Real Estate Groups | (126,482) | — | — | (3,874) | (130,356) | (59,566) | — | — | (2,603) | (62,169) |
| *Amortization of mortgage procurement costs* — Real Estate Groups | (8,713) | — | — | (336) | (9,049) | (2,429) | — | — | (100) | (2,529) |
| Deferred taxes — Real Estate Groups | (33,289) | — | — | (789) | (34,078) | 7,684 | — | — | (236) | 7,448 |
| Straight-line rent adjustment | 12,178 | — | — | (1,573) | 10,605 | 40 | — | — | — | 40 |
| Gain on disposition of rental properties and other investments, net of tax | — | — | 8,064 | — | 8,064 | — | — | 4,836 | 26,505 | 31,341 |
| Provision for decline in real estate, net of tax and minority interest | (920) | — | (432) | — | (1,352) | (1,960) | — | — | — | (1,960) |
| Gain on disposition recorded on equity method, net of tax | 8,064 | — | (8,064) | — | — | 4,836 | — | (4,836) | — | — |
| Provision for decline in real estate recorded on equity method, net of tax | (432) | — | 432 | — | — | — | — | — | — | — |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Depreciation and amortization — Real Estate Groups | (3,874) | — | — | 3,874 | — | (2,603) | — | — | 2,603 | — |
| Amortization of mortgage procurement costs — Real Estate Groups | (336) | — | — | 336 | — | (100) | — | — | 100 | — |
| Deferred taxes — Real Estate Groups | (789) | — | — | 789 | — | (236) | — | — | 236 | — |
| Straight-line rent adjustment | (1,573) | — | — | 1,573 | — | — | — | — | — | — |
| Gain on disposition of rental properties | — | — | — | — | — | 26,505 | — | — | (26,505) | — |
| **Net earnings** | $ 73,706 | $ — | $ — | $ — | $ 73,706 | $ 25,575 | $ — | $ — | $ — | $ 25,575 |

## Forest City Enterprises, Inc. and Subsidiaries
## Supplemental Financial Information

### Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2006 *(in thousands)* (continued)

| | Land Development Group 2005 | | | | | The Nets 2005 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $107,869 | $7,863 | $ 73,102 | $ — | $173,108 | $ — | $ — | $27,330 | $ — | $ 27,330 |
| Exclude straight-line rent adjustment | (15) | — | — | — | (15) | — | — | — | — | — |
| Adjusted revenues | 107,854 | 7,863 | 73,102 | — | 173,093 | — | — | 27,330 | — | 27,330 |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | 64,872 | 3,922 | 38,112 | — | 99,062 | — | — | 49,078 | — | 49,078 |
| Exclude straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Adjusted operating expenses | 64,872 | 3,922 | 38,112 | — | 99,062 | — | — | 49,078 | — | 49,078 |
| Add interest income | 17,716 | 1,763 | 137 | — | 16,090 | — | — | 288 | — | 288 |
| Add equity in earnings of unconsolidated entities | 41,304 | — | (34,774) | — | 6,530 | (24,534) | — | 24,452 | — | (82) |
| Remove gain on disposition recorded on equity method | — | — | — | — | — | — | — | — | — | — |
| Add back provision for decline in real estate recorded on equity method | — | — | — | — | — | — | — | — | — | — |
| Add back equity method depreciation and amortization expense | — | — | — | — | — | — | — | — | — | — |
| **Net operating income** | 102,002 | 5,704 | 353 | — | 96,651 | (24,534) | — | 2,992 | — | (21,542) |
| Interest expense, including early extinguishment of debt | 7,606 | 434 | 353 | — | 7,525 | — | — | 2,992 | — | 2,992 |
| Income tax expense (benefit) | 29,789 | — | — | — | 29,789 | (8,427) | — | — | — | (8,427) |
| Minority interest in earnings before depreciation and amortization | 5,270 | 5,270 | — | — | — | — | — | — | — | — |
| Add: EBDT from discontinued operations | — | — | — | — | — | — | — | — | — | — |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $ 59,337 | $ — | $ — | $ — | $ 59,337 | $(16,107) | $ — | $ — | $ — | $(16,107) |
| Reconciliation to net earnings: | | | | | | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $ 59,337 | $ — | $ — | $ — | $ 59,337 | $(16,107) | $ — | $ — | $ — | $(16,107) |
| Depreciation and amortization — Real Estate Groups | (190) | — | — | — | (190) | — | — | — | — | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Deferred taxes — Real Estate Groups | (6,004) | — | — | — | (6,004) | — | — | — | — | — |
| Straight-line rent adjustment | 15 | — | — | — | 15 | — | — | — | — | — |
| Gain on disposition of rental properties and other investments, net of tax | — | — | — | — | — | — | — | — | — | — |
| Provision for decline in real estate, net of tax and minority interest | (1,072) | — | — | — | (1,072) | — | — | — | — | — |
| Gain on disposition recorded on equity method, net of tax | — | — | — | — | — | — | — | — | — | — |
| Provision for decline in real estate recorded on equity method, net of tax | — | — | — | — | — | — | — | — | — | — |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Depreciation and amortization — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Deferred taxes — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of rental properties | — | — | — | — | — | — | — | — | — | — |
| **Net earnings** | $ 52,086 | $ — | $ — | $ — | $ 52,086 | $(16,107) | $ — | $ — | $ — | $(16,107) |

## Forest City Enterprises, Inc. and Subsidiaries
## Supplemental Financial Information

### Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2006 *(in thousands)* (continued)

| | Corporate Activities 2005 | | | | | Total 2005 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $ — | $ — | $ — | $ — | $ — | $1,200,775 | $140,603 | $318,282 | $54,649 | $1,433,103 |
| Exclude straight-line rent adjustment | — | — | — | — | — | (18,392) | — | — | — | (18,392) |
| Adjusted revenues | — | — | — | — | — | 1,182,383 | 140,603 | 318,282 | 54,649 | 1,414,711 |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | 37,971 | — | — | — | 37,971 | 695,769 | 65,591 | 210,021 | 39,382 | 879,581 |
| Exclude straight-line rent adjustment | — | — | — | — | — | (6,159) | — | — | (1,573) | (7,732) |
| Adjusted operating expenses | 37,971 | — | — | — | 37,971 | 689,610 | 65,591 | 210,021 | 37,809 | 871,849 |
| Add interest income | 1,800 | — | — | — | 1,800 | 28,095 | 2,666 | 1,218 | 283 | 26,930 |
| Add equity in earnings of unconsolidated entities | (21) | — | — | — | (21) | 55,201 | — | (49,060) | — | 6,141 |
| Remove gain on disposition recorded on equity method | — | — | — | — | — | (21,023) | — | 21,023 | — | — |
| Add back provision for decline in real estate recorded on equity method | — | — | — | — | — | 704 | — | (704) | — | — |
| Add back equity method depreciation and amortization expense | — | — | — | — | — | 28,149 | — | (28,149) | — | — |
| **Net operating income** | (36,192) | — | — | — | (36,192) | 583,899 | 77,678 | 52,589 | 17,123 | 575,933 |
| Interest expense, including early extinguishment of debt | 45,003 | — | — | — | 45,003 | 280,530 | 29,115 | 52,589 | 14,814 | 318,818 |
| Income tax expense (benefit) | (25,185) | — | — | — | (25,185) | (9,969) | — | — | (3,412) | (13,381) |
| Minority interest in earnings before depreciation and amortization | — | — | — | — | — | 48,563 | 48,563 | — | — | — |
| Add: EBDT from discontinued operations | | — | — | — | — | 5,721 | — | — | (5,721) | — |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $(56,010) | $ — | $ — | $ — | $(56,010) | $ 270,496 | $ — | $ — | $ — | $ 270,496 |
| Reconciliation to net earnings: | | | | | | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $(56,010) | $ — | $ — | $ — | $(56,010) | $ 270,496 | $ — | $ — | $ — | $ 270,496 |
| Depreciation and amortization — Real Estate Groups | — | — | — | — | — | (186,238) | — | — | (6,477) | (192,715) |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | (11,142) | — | — | (436) | (11,578) |
| Deferred taxes — Real Estate Groups | 3,958 | — | — | — | 3,958 | (27,651) | — | — | (1,025) | (28,676) |
| Straight-line rent adjustment | — | — | — | — | — | 12,233 | — | — | (1,573) | 10,660 |
| Gain on disposition of rental properties and other investments, net of tax | 311 | — | — | — | 311 | 311 | — | 12,900 | 26,505 | 39,716 |
| Provision for decline in real estate, net of tax and minority interest | — | — | — | — | — | (3,952) | — | (432) | — | (4,384) |
| Gain on disposition recorded on equity method, net of tax | — | — | — | — | — | 12,900 | — | (12,900) | — | — |
| Provision for decline in real estate recorded on equity method, net of tax | — | — | — | — | — | (432) | — | 432 | — | — |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Depreciation and amortization — Real Estate Groups | — | — | — | — | — | (6,477) | — | — | 6,477 | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | (436) | — | — | 436 | — |
| Deferred taxes — Real Estate Groups | — | — | — | — | — | (1,025) | — | — | 1,025 | — |
| Straight-line rent adjustment | — | — | — | — | — | (1,573) | — | — | 1,573 | — |
| Gain on disposition of rental properties | — | — | — | — | — | 26,505 | — | — | (26,505) | — |
| **Net earnings** | $(51,741) | $ — | $ — | $ — | $(51,741) | $ 83,519 | $ — | $ — | $ — | $ 83,519 |

## Forest City Enterprises, Inc. and Subsidiaries
## Supplemental Financial Information

### Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Three Months Ended January 31, 2005 *(in thousands)*

| | Commercial Group 2004 | | | | | Residential Group 2004 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $199,268 | $29,485 | $22,905 | $10,684 | $203,372 | $ 51,289 | $4,081 | $29,810 | $ 3,988 | $ 81,006 |
| Exclude straight-line rent adjustment | (2,640) | — | — | — | (2,640) | (56) | — | — | — | (56) |
| Adjusted revenues | 196,628 | 29,485 | 22,905 | 10,684 | 200,732 | 51,233 | 4,081 | 29,810 | 3,988 | 80,950 |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | 104,515 | 13,400 | 12,750 | 8,603 | 112,468 | 33,947 | 3,063 | 17,116 | 2,470 | 50,470 |
| Exclude straight-line rent adjustment | (1,617) | — | — | (443) | (2,060) | — | — | — | — | — |
| Adjusted operating expenses | 102,898 | 13,400 | 12,750 | 8,160 | 110,408 | 33,947 | 3,063 | 17,116 | 2,470 | 50,470 |
| Add interest income | 2,272 | 90 | (119) | 77 | 2,140 | 1,605 | 11 | 486 | 38 | 2,118 |
| Add equity in earnings of unconsolidated entities | 991 | — | (2,078) | — | (1,087) | 464 | — | (997) | — | (533) |
| Add back equity method depreciation and amortization expense | 2,638 | — | (2,638) | — | — | 4,746 | — | (4,746) | — | — |
| **Net operating income** | 99,631 | 16,175 | 5,320 | 2,601 | 91,377 | 24,101 | 1,029 | 7,437 | 1,556 | 32,065 |
| Interest expense, including early extinguishment of debt | 44,899 | 6,821 | 5,320 | 1,824 | 45,222 | 11,482 | 1,150 | 7,437 | 3,849 | 21,618 |
| Income tax expense (benefit) | 4,631 | — | — | (217) | 4,414 | (749) | — | — | (1,355) | (2,104) |
| Minority interest in earnings before depreciation and amortization | 9,354 | 9,354 | — | — | — | (121) | (121) | — | — | — |
| Add: EBDT from discontinued operations | 994 | — | — | (994) | — | (938) | — | — | 938 | — |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $ 41,741 | $ — | $ — | $ — | $ 41,741 | $ 12,551 | $ — | $ — | $ — | $ 12,551 |
| Reconciliation to net earnings: | | | | | | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $ 41,741 | $ — | $ — | $ — | $ 41,741 | $ 12,551 | $ — | $ — | $ — | $ 12,551 |
| Depreciation and amortization — Real Estate Groups | (35,015) | — | — | (1,085) | (36,100) | (13,457) | — | — | (1,316) | (14,773) |
| Amortization of mortgage procurement costs — Real Estate Groups | (1,407) | — | — | (95) | (1,502) | (878) | — | — | (35) | (913) |
| Deferred taxes — Real Estate Groups | (1,966) | — | — | 54 | (1,912) | 131 | — | — | 86 | 217 |
| Straight-line rent adjustment | 1,023 | — | — | (443) | 580 | 56 | — | — | — | 56 |
| Gain on disposition of rental properties and other investments, net of tax | — | — | — | 252 | 252 | — | — | — | 9,184 | 9,184 |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Depreciation and amortization — Real Estate Groups | (1,085) | — | — | 1,085 | — | (1,316) | — | — | 1,316 | — |
| Amortization of mortgage procurement costs — Real Estate Groups | (95) | — | — | 95 | — | (35) | — | — | 35 | — |
| Deferred taxes — Real Estate Groups | 54 | — | — | (54) | — | 86 | — | — | (86) | — |
| Straight-line rent adjustment | (443) | — | — | 443 | — | — | — | — | — | — |
| Gain on disposition of Lumber Group | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of rental properties | 252 | — | — | (252) | — | 9,184 | — | — | (9,184) | — |
| **Net earnings** | $ 3,059 | $ — | $ — | $ — | $ 3,059 | $ 6,322 | $ — | $ — | $ — | $ 6,322 |

**Forest City Enterprises, Inc. and Subsidiaries**
**Supplemental Financial Information**

## Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Three Months Ended January 31, 2005 *(in thousands)* (continued)

| | Land Development Group 2004 | | | | | Lumber Group 2004 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $21,575 | $2,034 | $2,272 | $— | $21,813 | $ — | $— | $— | $— | $ — |
| Exclude straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Adjusted revenues | 21,575 | 2,034 | 2,272 | — | 21,813 | — | — | — | — | — |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | 13,467 | 986 | 2,446 | — | 14,927 | — | — | — | — | — |
| Exclude straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Adjusted operating expenses | 13,467 | 986 | 2,446 | — | 14,927 | — | — | — | — | — |
| Add interest income | 4,458 | 438 | 29 | — | 4,049 | — | — | — | — | — |
| Add equity in earnings of unconsolidated entities | 1,505 | — | 22 | — | 1,527 | — | — | — | — | — |
| Add back equity method depreciation and amortization expense | — | — | — | — | — | — | — | — | — | — |
| **Net operating income** | 14,071 | 1,486 | (123) | — | 12,462 | — | — | — | — | — |
| Interest expense, including early extinguishment of debt | 1,996 | 125 | (123) | — | 1,748 | — | — | — | — | — |
| Income tax expense (benefit) | 10,644 | — | — | — | 10,644 | — | — | — | — | — |
| Minority interest in earnings before depreciation and amortization | 1,361 | 1,361 | — | — | — | — | — | — | — | — |
| Add: EBDT from discontinued operations | — | — | — | — | — | (1,219) | — | — | — | (1,219) |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $ 70 | $ — | $ — | $— | $ 70 | $ (1,219) | $— | $— | $— | $ (1,219) |
| Reconciliation to net earnings: | | | | | | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $ 70 | $ — | $ — | $— | $ 70 | $ (1,219) | $— | $— | $— | $ (1,219) |
| Depreciation and amortization — Real Estate Groups | (50) | — | — | — | (50) | — | — | — | — | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Deferred taxes — Real Estate Groups | 1,466 | — | — | — | 1,466 | — | — | — | — | — |
| Straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of rental properties and other investments, net of tax | — | — | — | — | — | — | — | — | — | — |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Depreciation and amortization — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Deferred taxes — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of Lumber Group | — | — | — | — | — | 12,162 | — | — | — | 12,162 |
| Gain on disposition of rental properties | — | — | — | — | — | — | — | — | — | — |
| **Net earnings** | $ 1,486 | $ — | $ — | $— | $ 1,486 | $ 10,943 | $— | $— | $— | $ 10,943 |

**Forest City Enterprises, Inc. and Subsidiaries**
**Supplemental Financial Information**

## Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Three Months Ended January 31, 2005 *(in thousands)* (continued)

| | The Nets 2004 | | | | | Corporate Activities 2004 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $ — | $ — | $5,303 | $ — | $ 5,303 | $ — | $ — | $ — | $ — | $ — |
| Exclude straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Adjusted revenues | — | — | 5,303 | — | 5,303 | — | — | — | — | — |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | — | — | 9,323 | — | 9,323 | 11,405 | — | — | — | 11,405 |
| Exclude straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Adjusted operating expenses | — | — | 9,323 | — | 9,323 | 11,405 | — | — | — | 11,405 |
| Add interest income | — | — | 38 | — | 38 | 149 | — | — | — | 149 |
| Add equity in earnings of unconsolidated entities | (9,259) | — | 4,344 | — | (4,915) | 20 | — | — | — | 20 |
| Add back equity method depreciation and amortization expense | — | — | — | — | — | — | — | — | — | — |
| **Net operating income** | (9,259) | — | 362 | — | (8,897) | (11,236) | — | — | — | (11,236) |
| Interest expense, including early extinguishment of debt | — | — | 362 | — | 362 | 8,892 | — | — | — | 8,892 |
| Income tax expense (benefit) | (4,136) | — | — | — | (4,136) | (8,439) | — | — | — | (8,439) |
| Minority interest in earnings before depreciation and amortization | — | — | — | — | — | — | — | — | — | — |
| Add: EBDT from discontinued operations | — | — | — | — | — | — | — | — | — | — |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $(5,123) | $ — | $ — | $ — | $(5,123) | $(11,689) | $ — | $ — | $ — | $(11,689) |
| Reconciliation to net earnings: | | | | | | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $(5,123) | $ — | $ — | $ — | $(5,123) | $(11,689) | $ — | $ — | $ — | $(11,689) |
| Depreciation and amortization — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Deferred taxes — Real Estate Groups | — | — | — | — | — | 577 | — | — | — | 577 |
| Straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of rental properties and other investments, net of tax | — | — | — | — | — | 265 | — | — | — | 265 |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Depreciation and amortization — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Deferred taxes — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of Lumber Group | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of rental properties | — | — | — | — | — | — | — | — | — | — |
| **Net earnings** | $(5,123) | $ — | $ — | $ — | $(5,123) | $(10,847) | $ — | $ — | $ — | $(10,847) |

**Forest City Enterprises, Inc. and Subsidiaries**
**Supplemental Financial Information**

## Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Three Months Ended January 31, 2005 *(in thousands)* (continued)

| | Total 2004 | | | | |
|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $272,132 | $35,600 | $60,290 | $14,672 | $311,494 |
| Exclude straight-line rent adjustment | (2,696) | — | — | — | (2,696) |
| Adjusted revenues | 269,436 | 35,600 | 60,290 | 14,672 | 308,798 |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | 163,334 | 17,449 | 41,635 | 11,073 | 198,593 |
| Exclude straight-line rent adjustment | (1,617) | — | — | (443) | (2,060) |
| Adjusted operating expenses | 161,717 | 17,449 | 41,635 | 10,630 | 196,533 |
| Add interest income | 8,484 | 539 | 434 | 115 | 8,494 |
| Add equity in earnings of unconsolidated entities | (6,279) | — | 1,291 | — | (4,988) |
| Add back equity method depreciation and amortization expense | 7,384 | — | (7,384) | — | — |
| **Net operating income** | 117,308 | 18,690 | 12,996 | 4,157 | 115,771 |
| Interest expense, including early extinguishment of debt | 67,269 | 8,096 | 12,996 | 5,673 | 77,842 |
| Income tax expense (benefit) | 1,951 | — | — | (1,572) | 379 |
| Minority interest in earnings before depreciation and amortization | 10,594 | 10,594 | — | — | — |
| Add: EBDT from discontinued operations | (1,163) | — | — | (56) | (1,219) |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $ 36,331 | $ — | $ — | $ — | $ 36,331 |
| Reconciliation to net earnings: | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $ 36,331 | $ — | $ — | $ — | $ 36,331 |
| Depreciation and amortization — Real Estate Groups | (48,522) | — | — | (2,401) | (50,923) |
| Amortization of mortgage procurement costs — Real Estate Groups | (2,285) | — | — | (130) | (2,415) |
| Deferred taxes — Real Estate Groups | 208 | — | — | 140 | 348 |
| Straight-line rent adjustment | 1,079 | — | — | (443) | 636 |
| Gain on disposition of rental properties and other investments, net of tax | 265 | — | — | 9,436 | 9,701 |
| Discontinued operations, net of tax and minority interest: | | | | | |
| Depreciation and amortization — Real Estate Groups | (2,401) | — | — | 2,401 | — |
| Amortization of mortgage procurement costs — Real Estate Groups | (130) | — | — | 130 | — |
| Deferred taxes — Real Estate Groups | 140 | — | — | (140) | — |
| Straight-line rent adjustment | (443) | — | — | 443 | — |
| Gain on disposition of Lumber Group | 12,162 | — | — | — | 12,162 |
| Gain on disposition of rental properties | 9,436 | — | — | (9,436) | — |
| **Net earnings** | **$ 5,840** | **$ —** | **$ —** | **$ —** | **$ 5,840** |

**Forest City Enterprises, Inc. and Subsidiaries**
**Supplemental Financial Information**

## Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2005 *(in thousands)*

| | Commercial Group 2004 | | | | | Residential Group 2004 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $ 703,110 | $112,791 | $ 99,813 | $38,251 | $ 728,383 | $190,283 | $14,677 | $117,775 | $ 24,764 | $318,145 |
| Exclude straight-line rent adjustment | (12,840) | — | — | (849) | (13,689) | 92 | — | — | — | 92 |
| Adjusted revenues | 690,270 | 112,791 | 99,813 | 37,402 | 714,694 | 190,375 | 14,677 | 117,775 | 24,764 | 318,237 |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | 355,066 | 57,493 | 57,961 | 27,046 | 382,580 | 123,132 | 10,386 | 65,396 | 13,292 | 191,434 |
| Exclude straight-line rent adjustment | (8,757) | — | — | (1,558) | (10,315) | — | — | — | — | — |
| Adjusted operating expenses | 346,309 | 57,493 | 57,961 | 25,488 | 372,265 | 123,132 | 10,386 | 65,396 | 13,292 | 191,434 |
| Add interest income | 7,135 | 818 | (610) | 157 | 5,864 | 3,444 | 24 | 976 | 96 | 4,492 |
| Add equity in earnings of unconsolidated entities | 41,005 | — | (40,998) | — | 7 | 7,802 | — | (7,716) | — | 86 |
| Remove gain on disposition recorded on equity method | (31,996) | — | 31,996 | — | — | — | — | — | — | — |
| Add back equity method depreciation and amortization expense | 11,506 | — | (11,506) | — | — | 16,958 | — | (16,721) | — | 237 |
| **Net operating income** | 371,611 | 56,116 | 20,734 | 12,071 | 348,300 | 95,447 | 4,315 | 28,918 | 11,568 | 131,618 |
| Interest expense, including early extinguishment of debt | 162,205 | 24,126 | 20,734 | 7,387 | 166,200 | 38,155 | 3,533 | 28,918 | 11,603 | 75,143 |
| Income tax expense (benefit) | 663 | — | — | (1,046) | (383) | (9,453) | — | — | (2,163) | (11,616) |
| Minority interest in earnings before depreciation and amortization | 31,990 | 31,990 | — | — | — | 782 | 782 | — | — | — |
| Add: EBDT from discontinued operations | 5,730 | — | — | (5,730) | — | 2,128 | — | — | (2,128) | — |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $ 182,483 | $ — | $ — | $ — | $ 182,483 | $ 68,091 | $ — | $ — | $ — | $ 68,091 |
| Reconciliation to net earnings: | | | | | | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $ 182,483 | $ — | $ — | $ — | $ 182,483 | $ 68,091 | $ — | $ — | $ — | $ 68,091 |
| Depreciation and amortization — Real Estate Groups | (119,074) | — | — | (4,327) | (123,401) | (49,414) | — | — | (6,353) | (55,767) |
| Amortization of mortgage procurement costs — Real Estate Groups | (8,400) | — | — | (516) | (8,916) | (3,023) | — | — | (161) | (3,184) |
| Deferred taxes — Real Estate Groups | (24,430) | — | — | (700) | (25,130) | (10,059) | — | — | 428 | (9,631) |
| Straight-line rent adjustment | 4,083 | — | — | (709) | 3,374 | (92) | — | — | — | (92) |
| Gain on disposition of rental properties and other investments, net of tax and minority interest | — | — | 19,341 | 4,574 | 23,915 | — | — | — | 36,319 | 36,319 |
| Gain on disposition recorded on equity method, net of tax | 19,341 | — | (19,341) | — | — | — | — | — | — | — |
| Cumulative effect of change in accounting principle, net of tax | (477) | — | — | — | (477) | (10,784) | — | — | — | (10,784) |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Depreciation and amortization — Real Estate Groups | (4,327) | — | — | 4,327 | — | (6,353) | — | — | 6,353 | — |
| Amortization of mortgage procurement costs — Real Estate Groups | (516) | — | — | 516 | — | (161) | — | — | 161 | — |
| Deferred taxes — Real Estate Groups | (700) | — | — | 700 | — | 428 | — | — | (428) | — |
| Straight-line rent adjustment | (709) | — | — | 709 | — | — | — | — | — | — |
| Gain on disposition of Lumber Group | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of rental properties | 4,574 | — | — | (4,574) | — | 36,319 | — | — | (36,319) | — |
| **Net earnings** | $ 51,848 | $ — | $ — | $ — | $ 51,848 | $ 24,952 | $ — | $ — | $ — | $ 24,952 |

# Forest City Enterprises, Inc. and Subsidiaries
# Supplemental Financial Information

## Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2005 *(in thousands)* (continued)

| | Land Development Group 2004 | | | | | Lumber Group 2004 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $92,657 | $6,418 | $37,933 | $ — | $124,172 | $ — | $ — | $ — | $ — | $ — |
| Exclude straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Adjusted revenues | 92,657 | 6,418 | 37,933 | — | 124,172 | — | — | — | — | — |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | 55,445 | 3,360 | 25,855 | | 77,940 | | | | | |
| Exclude straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Adjusted operating expenses | 55,445 | 3,360 | 25,855 | — | 77,940 | — | — | — | — | — |
| Add interest income | 34,475 | 3,402 | 100 | — | 31,173 | — | — | — | — | — |
| Add equity in earnings of unconsolidated entities | 16,454 | — | (11,630) | — | 4,824 | — | — | — | — | — |
| Remove gain on disposition recorded on equity method | — | — | — | — | — | — | — | — | — | — |
| Add back equity method depreciation and amortization expense | — | — | — | — | — | — | — | — | — | — |
| **Net operating income** | 88,141 | 6,460 | 548 | — | 82,229 | — | — | — | — | — |
| Interest expense, including early extinguishment of debt | 7,161 | 376 | 548 | — | 7,333 | — | — | — | — | — |
| Income tax expense (benefit) | 32,149 | — | — | — | 32,149 | — | — | — | — | — |
| Minority interest in earnings before depreciation and amortization | 6,084 | 6,084 | — | — | — | — | — | — | — | — |
| Add: EBDT from discontinued operations | — | — | — | — | — | 4,545 | — | — | — | 4,545 |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $42,747 | $ — | $ — | $ — | $ 42,747 | $ 4,545 | $ — | $ — | $ — | $ 4,545 |
| Reconciliation to net earnings: | | | | | | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $42,747 | $ — | $ — | $ — | $ 42,747 | $ 4,545 | $ — | $ — | $ — | $ 4,545 |
| Depreciation and amortization — Real Estate Groups | (41) | — | — | — | (41) | — | — | — | — | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Deferred taxes — Real Estate Groups | (2,532) | — | — | — | (2,532) | — | — | — | — | — |
| Straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of rental properties and other investments, net of tax and minority interest | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition recorded on equity method, net of tax | — | — | — | — | — | — | — | — | — | — |
| Cumulative effect of change in accounting principle, net of tax | — | — | — | — | — | — | — | — | — | — |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Depreciation and amortization — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Deferred taxes — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of Lumber Group | — | — | — | — | — | 11,501 | — | — | — | 11,501 |
| Gain on disposition of rental properties | — | — | — | — | — | — | — | — | — | — |
| **Net earnings** | $40,174 | $ — | $ — | $ — | $ 40,174 | $16,046 | $ — | $ — | $ — | $16,046 |

# Forest City Enterprises, Inc. and Subsidiaries
# Supplemental Financial Information

## Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Year Ended January 31, 2005 *(in thousands)* (continued)

| | The Nets 2004 | | | | | Corporate Activities 2004 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $ — | $ — | $5,323 | $ — | $ 5,323 | $ 4 | $ — | $ — | $ — | $ 4 |
| Exclude straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Adjusted revenues | — | — | 5,323 | — | 5,323 | 4 | — | — | — | 4 |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | — | — | 10,863 | — | 10,863 | 34,962 | — | — | — | 34,962 |
| Exclude straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Adjusted operating expenses | — | — | 10,863 | — | 10,863 | 34,962 | — | — | — | 34,962 |
| Add interest income | — | — | 84 | — | 84 | 248 | — | — | — | 248 |
| Add equity in earnings of unconsolidated entities | (10,889) | — | 5,974 | — | (4,915) | 20 | — | — | — | 20 |
| Remove gain on disposition recorded on equity method | — | — | — | — | — | — | — | — | — | — |
| Add back equity method depreciation and amortization expense | — | — | — | — | — | — | — | — | — | — |
| **Net operating income** | (10,889) | — | 518 | — | (10,371) | (34,690) | — | — | — | (34,690) |
| Interest expense, including early extinguishment of debt | — | — | 518 | — | 518 | 35,795 | — | — | — | 35,795 |
| Income tax expense (benefit) | (4,781) | — | — | — | (4,781) | (23,759) | — | — | — | (23,759) |
| Minority interest in earnings before depreciation and amortization | — | — | — | — | — | — | — | — | — | — |
| Add: EBDT from discontinued operations | — | — | — | — | — | — | — | — | — | — |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $ (6,108) | $ — | $ — | $ — | $ (6,108) | $(46,726) | $ — | $ — | $ — | $(46,726) |
| Reconciliation to net earnings: | | | | | | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $ (6,108) | $ — | $ — | $ — | $ (6,108) | $(46,726) | $ — | $ — | $ — | $(46,726) |
| Depreciation and amortization — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Deferred taxes — Real Estate Groups | — | — | — | — | — | 4,755 | — | — | — | 4,755 |
| Straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of rental properties and other investments, net of tax and minority interest | — | — | — | — | — | 265 | — | — | — | 265 |
| Gain on disposition recorded on equity method, net of tax | — | — | — | — | — | — | — | — | — | — |
| Cumulative effect of change in accounting principle, net of tax | — | — | — | — | — | — | — | — | — | — |
| Discontinued operations, net of tax and minority interest: | | | | | | | | | | |
| Depreciation and amortization — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Amortization of mortgage procurement costs — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Deferred taxes — Real Estate Groups | — | — | — | — | — | — | — | — | — | — |
| Straight-line rent adjustment | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of Lumber Group | — | — | — | — | — | — | — | — | — | — |
| Gain on disposition of rental properties | — | — | — | — | — | — | — | — | — | — |
| **Net earnings** | $ (6,108) | $ — | $ — | $ — | $ (6,108) | $(41,706) | $ — | $ — | $ — | $(41,706) |

## Forest City Enterprises, Inc. and Subsidiaries
## Supplemental Financial Information

### Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Year Ended January 31, 2005 *(in thousands)* (continued)

| | Total 2004 | | | | |
|---|---|---|---|---|---|
| | Full Consolidation (GAAP) | Less Minority Interest | Plus Unconsolidated Investments at Pro-Rata | Plus Discontinued Operations | Pro-Rata Consolidation (Non-GAAP) |
| Revenues from real estate operations | $ 986,054 | $133,886 | $260,844 | $ 63,015 | $1,176,027 |
| Exclude straight-line rent adjustment | (12,748) | — | — | (849) | (13,597) |
| Adjusted revenues | 973,306 | 133,886 | 260,844 | 62,166 | 1,162,430 |
| Operating expenses, including depreciation and amortization, and amortization of mortgage procurement costs for non-Real Estate Groups | 568,605 | 71,239 | 160,075 | 40,338 | 697,779 |
| Exclude straight-line rent adjustment | (8,757) | — | — | (1,558) | (10,315) |
| Adjusted operating expenses | 559,848 | 71,239 | 160,075 | 38,780 | 687,464 |
| Add interest income | 45,302 | 4,244 | 550 | 253 | 41,861 |
| Add equity in earnings of unconsolidated entities | 54,392 | — | (54,370) | — | 22 |
| Remove gain on disposition recorded on equity method | (31,996) | — | 31,996 | — | — |
| Add back equity method depreciation and amortization expense | 28,464 | — | (28,227) | — | 237 |
| **Net operating income** | 509,620 | 66,891 | 50,718 | 23,639 | 517,086 |
| Interest expense, including early extinguishment of debt | 243,316 | 28,035 | 50,718 | 18,990 | 284,989 |
| Income tax expense (benefit) | (5,181) | — | — | (3,209) | (8,390) |
| Minority interest in earnings before depreciation and amortization | 38,856 | 38,856 | — | — | — |
| Add: EBDT from discontinued operations | 12,403 | — | — | (7,858) | 4,545 |
| **Earnings before depreciation, amortization and deferred taxes (EBDT)** | $ 245,032 | $ — | $ — | $ — | $ 245,032 |
| Reconciliation to net earnings: | | | | | |
| Earnings before depreciation, amortization and deferred taxes (EBDT) | $ 245,032 | $ — | $ — | $ — | $ 245,032 |
| Depreciation and amortization — Real Estate Groups | (168,529) | — | — | (10,680) | (179,209) |
| Amortization of mortgage procurement costs — Real Estate Groups | (11,423) | — | — | (677) | (12,100) |
| Deferred taxes — Real Estate Groups | (32,266) | — | — | (272) | (32,538) |
| Straight-line rent adjustment | 3,991 | — | — | (709) | 3,282 |
| Gain on disposition of rental properties and other investments, net of tax and minority interest | 265 | — | 19,341 | 40,893 | 60,499 |
| Gain on disposition recorded on equity method, net of tax | 19,341 | — | (19,341) | — | — |
| Cumulative effect of change in accounting principle, net of tax | (11,261) | — | — | — | (11,261) |
| *Discontinued operations, net of tax and minority interest:* | | | | | |
| Depreciation and amortization — Real Estate Groups | (10,680) | — | — | 10,680 | — |
| Amortization of mortgage procurement costs — Real Estate Groups | (677) | — | — | 677 | — |
| Deferred taxes — Real Estate Groups | (272) | — | — | 272 | — |
| Straight-line rent adjustment | (709) | — | — | 709 | — |
| Gain on disposition of Lumber Group | 11,501 | — | — | — | 11,501 |
| Gain on disposition of rental properties | 40,893 | — | — | (40,893) | — |
| **Net earnings** | $ 85,206 | $ — | $ — | $ — | $ 85,206 |

(THIS PAGE INTENTIONALLY LEFT BLANK)

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT Of 1934
For the fiscal year ended January 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT Of 1934
For the transition period from _______ to_______

Commission file number 1-4372

FOREST CITY ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Ohio | 34-0863886 |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| Terminal Tower Suite 1100    50 Public Square Cleveland, Ohio | 44113 |
| (Address of principal executive offices) | (Zip Code) |
| Registrant's telephone number, including area code | 216-621-6060 |

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Class A Common Stock ($.33 1/3 par value) | New York Stock Exchange |
| Class B Common Stock ($.33 1/3 par value) | New York Stock Exchange |
| $100,000,000 Aggregate Principal Amount of 7.375% Senior Notes Due 2034 | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of ''accelerated filer and large accelerated filer'' in Rule 12b-2 of the Exchange Act: (Check one): Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the outstanding common equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter was $2,430,354,868.

The number of shares of registrant's common stock outstanding on March 23, 2006 was 75,831,825 and 26,007,870 for Class A and Class B common stock, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on June 15, 2006 are incorporated by reference into Part III to the extent described herein.

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**Forest City Enterprises, Inc. and Subsidiaries**

**Annual Report on Form 10-K**
**For The Year Ended January 31, 2006**

**Table of Contents**

**PART I**



**PART II**



**PART III**



**PART IV**

**PART I**
**Item 1. Business**

Founded in 1920 and publicly traded since 1960, Forest City Enterprises, Inc. (with its subsidiaries, the "Company" or "Forest City") is principally engaged in the ownership, development, management and acquisition of commercial and residential real estate properties in 25 states and the District of Columbia. At January 31, 2006, the Company had approximately $8.0 billion in consolidated assets, of which approximately $7.1 billion was invested in real estate, at cost. The Company's core markets include New York City/Philadelphia metropolitan area, Denver, Boston, Greater Washington D.C./ Baltimore metropolitan area, Chicago and California. The Company has offices in Boston, Chicago, Denver, Los Angeles, New York City, San Francisco, Washington, D.C., and the Company's headquarters are in Cleveland, Ohio. The Company's portfolio of real estate assets is diversified both geographically and among property types.

The Company operates through three primary strategic business units:

- Commercial Group, the Company's largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects.
- Residential Group owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments, adaptive re-use developments and supported-living communities. It also develops for-sale condominium projects and owns, develops and manages military family housing.
- Land Development Group acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects.

The Company has centralized the capital management, financial reporting and certain administrative functions of its business units. In most other respects, the strategic business units operate autonomously, with the Commercial Group and Residential Group each having its own development, acquisition, leasing, property and financial management functions. The Company believes this structure enables its employees to focus their expertise and to exercise the independent leadership, creativity and entrepreneurial skills appropriate for their particular business segment.

Segments of Business

The Company currently has five segments: Commercial Group, Residential Group, Land Development Group and the New Jersey Nets (the "Nets"), in addition to Corporate Activities. Financial information about industry segments required by this item is included in Item 8. Financial Statements and Supplementary Data, pages 107-109, Note L - Segment Information.

**Commercial Group**

The Company has developed retail projects for more than 50 years and office and mixed-use projects for more than 30 years. The Commercial Group owns a diverse portfolio in both urban and suburban locations in 14 states and the District of Columbia. The Commercial Group targets densely populated markets where it uses its expertise to develop complex projects, often employing public or private partnerships. As of January 31, 2006, the Commercial Group owned interests in 83 completed projects, including 42 retail properties (approximately 11.3 million gross leasable square feet), 34 office properties (approximately 9.5 million gross leasable square feet) and 7 hotels (2,496 rooms). The Commercial Group includes the New York City office operations through the Company's consolidated partnership with Forest City Ratner Companies.

The Company opened its first community retail center in 1948 and its first enclosed regional mall in 1962. Since then, it has developed regional malls and specialty retail centers. The specialty retail centers include urban retail centers, entertainment-based centers, community centers and power centers (collectively, "specialty retail centers"). As of January 31, 2006, the Commercial Group's retail portfolio consisted of 16 regional malls (3 under construction) with gross leasable area ("GLA") of 6.9 million square feet and 29 specialty retail centers with a total GLA of 6.0 million square feet.

Regional malls are developed in collaboration with anchor stores that typically own their facilities as an integral part of the mall structure and environment but do not generate significant direct payments to the Company. In contrast, anchor stores at specialty retail centers generally are tenants under long-term leases that contribute significant rental payments to the Company.

While the Company continues to develop regional malls in strong markets, it has also pioneered the concept of bringing specialty retailing to urban locations previously ignored by major retailers, primarily in the New York City metropolitan area. With high population densities and disposable income levels at or near those of the suburbs, urban development is proving to be economically advantageous for the Company, for the tenants who realize high sales per square foot and for the cities that benefit from the new jobs and taxes created in the urban locations.

In its office development activities, the Company is primarily a build-to-suit developer that works with tenants to meet their requirements. The Company's office development has focused primarily on mixed-use projects in urban developments, often built in conjunction with hotels and/or retail centers or as part of a major office or life science campus. As a result of this focus on new urban developments, the Company plans to concentrate future office and mixed-use developments largely in the New York City, Boston, Chicago, Washington, D.C., and Denver metropolitan areas.

### Residential Group

The Company's Residential Group owns, develops, acquires, leases and manages residential rental property in 19 states and the District of Columbia. The Company has been engaged in apartment community development for over 50 years beginning in Northeast Ohio and gradually expanding nationally. Its residential portfolio includes middle-market apartments, upscale urban properties and adaptive re-use developments. The Company also owns a select number of supported-living facilities located primarily in the New York City metropolitan area. Additionally, the Residential Group develops for-sale condominium projects and also owns, develops and manages military family housing.

At January 31, 2006, the Residential Group's operating portfolio consisted of 33,064 units in 115 properties in which Forest City has an ownership interest. In addition, the Company owns a residual interest in and manages 10 properties containing 1,765 units of syndicated senior citizen subsidized housing.

### Land Development Group

The Company has been in the land development business since the 1930's. The Land Development Group acquires and sells raw land and sells fully-entitled developed lots to residential, commercial and industrial customers. The Land Development Group also owns and develops raw land into master-planned communities, mixed-use projects and other residential developments. As of January 31, 2006, the Company owned more than 7,757 acres of undeveloped land for these commercial and residential development purposes and has an option to purchase 1,800 acres of developable land at the Company's Stapleton project in Denver, Colorado. The Company has land development projects in 10 states.

Historically, the Land Development Group's activities focused on land development projects in Northeast Ohio. Over time, the Land Development Group's activities expanded to larger, more complex projects. The Land Development Group has extended its activities on a national basis, first in Arizona, and more recently in Illinois, North Carolina, Florida, Colorado, Texas, New Mexico and South Carolina. Land development activities at the Company's Stapleton project in Denver and Central Station project in downtown Chicago are reported in the Land Development Group.

As of the end of fiscal 2005, the Company had purchased 1,135 acres at Stapleton, leaving a balance of 1,800 acres to be acquired for additional development over the course of the next 10 to 15 years. Over and above the developable land to be purchased by the Company, 1,116 acres of Stapleton are reserved for regional parks and open space. Aside from land sales activities, Stapleton currently has over 2,000,000 square feet of retail space in place or under construction, which is included in the Commercial Group segment.

In addition to sales activities of the Land Development Group, the Company also sells land acquired by its Commercial Group and Residential Group adjacent to their respective projects. Proceeds and related costs from such land sales are included in the revenues and expenses of such groups.

### The Nets

On August 16, 2004 the Company purchased an ownership interest in the Nets, a franchise of the National Basketball Association (''NBA''). The Company accounts for its investment on the equity method of accounting. Although the Company has an ownership interest of approximately 21% in the Nets, the Company currently recognized approximately 31% and 38% of the net loss for the years ended January 31, 2006 and 2005, respectively, because profits and losses are allocated to each member based on an analysis of the respective member's claim on the net book equity assuming a liquidation at book value at the end of the accounting period without regard to unrealized appreciation (if any) in the fair value of the Nets.

The purchase of the interest in the Nets is the first step in the Company's efforts to pursue development projects, which include a new entertainment arena complex and adjacent urban developments combining housing, offices, shops and public open space. The Nets segment is primarily comprised of and reports on the sports operations of the basketball team.

Competition

The real estate industry is highly competitive in many of the markets in which the Company operates. Competition could over-saturate any market, and as a result the Company may not have sufficient cash to meet the debt service requirements on certain of its properties. Although the Company may attempt to renegotiate a restructuring with the mortgagee, it may not be successful, which could cause a property to be transferred to the mortgagee.

There are numerous other developers, managers and owners of commercial and residential real estate that compete with us nationally, regionally and/or locally, some of whom may have greater financial resources. They compete with the Company for management and leasing revenues, land for development, properties for acquisition and disposition, for anchor department stores and tenants for properties. The Company may not be able to successfully compete in these areas.

Tenants at the Company's retail properties face continual competition in attracting customers from retailers at other shopping centers, catalogue companies, online merchants, warehouse stores, large discounters, outlet malls, wholesale clubs, direct mail and telemarketers. The Company's competitors and those of its tenants could have a material adverse effect on the Company's ability to lease space in its properties and on the rents it can charge or the concessions it can grant. This in turn could materially and adversely affect the Company's results of operations and cash flows and could affect the realizable value of its assets upon sale.

In addition to real estate competition, the Company faces competition related to the operation of the Nets, a professional sports franchise. Specifically, the Nets are in competition with other major league sports, college athletics and other sports-related entertainment. If the Company is not able to successfully manage this risk, it may incur its share of operating losses, which are allocated to each member based on an analysis of the respective members' net book equity assuming a sale of the assets at depreciated historical cost at the end of the accounting period without regard to unrealized appreciation in the value of the Nets.

Number of Employees

The Company had 4,279 employees as of January 31, 2006, of which 3,444 were full-time and 835 were part-time.

Available Information

Forest City Enterprises, Inc. is an Ohio corporation and its executive offices are located at Suite 1100, 50 Public Square, Cleveland, Ohio 44113. The Company makes available, free of charge, on its website at www.forestcity.net, its annual, quarterly and current reports, including amendments to such reports, as soon as practicable after the Company electronically files such material with, or furnishes such material to, the SEC. The Company's SEC filings can also be obtained from the SEC website at www.sec.gov. The Company's filings can be read and copied at the SEC's Public Reference Room office at 100 F. Street N.E., Washington, D.C. 20549. Information on the operation of the SEC's Public Reference Room can be obtained by calling 1-800-SEC-0330.

The Company's corporate governance guidelines (including the Company's code of ethics) and committee charters are also available on the Company's website at www.forestcity.net or in print to any stockholder upon written request addressed to Corporate Secretary, Forest City Enterprises, Inc., Suite 1100, 50 Public Square, Cleveland, Ohio 44113.

The information found on the Company's website or the SEC website is not part of this Annual Report on Form 10-K.

## Item 1A. Risk Factors

We are Subject to Risks Associated with Investments in Real Estate

The value of, and our income from, our properties may decline due to developments that adversely affect real estate generally and those that are specific to our properties. General factors that may adversely affect our real estate portfolios include:

- Increases in interest rates;
- A general tightening of the availability of credit;
- A decline in the economic conditions in one or more of our primary markets;
- An increase in competition for tenants and customers or a decrease in demand by tenants and customers;
- An increase in supply of our property types in our primary markets;
- A continuation of terrorist activities or other acts of violence or war in the United States of America or abroad or the occurrence of such activities or acts that impact properties in our real estate portfolios or that may impact the general economy;
- Continuation or escalation of tensions in the Middle East;
- Declines in consumer spending during an economic recession that adversely affect our revenue from our retail centers; and
- The adoption on the national, state or local level of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations and increased real estate taxes.

In addition, there are factors that may adversely affect the value of, and our income from, specific properties, including:

- Adverse changes in the perceptions of prospective tenants or purchasers of the attractiveness of the property;
- Opposition from local community or political groups with respect to development or construction at a particular site;
- Our inability to provide adequate management and maintenance or to obtain adequate insurance;
- Our inability to collect rent or other receivables;
- An increase in operating costs;
- Introduction of a competitor's property in or in close proximity to one of our current markets; and
- Earthquakes, floods, hurricanes or underinsured or uninsured natural disasters.

The occurrence of one or more of the above risks could result in significant delays or unexpected expenses. If any of these occur, we may not achieve our projected returns on properties under development and we could lose some or all of our investments in those properties.

We are Subject to Real Estate Development Risks

Our development projects are subject to significant risks relating to our ability to complete our projects on time and on budget. Factors that may result in a development project exceeding budget or being prevented from completion include:

- An inability to secure sufficient financing on favorable terms, including an inability to refinance construction loans;
- Construction delays or cost overruns, either of which may increase project development costs;
- An increase in commodity costs;

- An inability to obtain zoning, occupancy and other required governmental permits and authorizations;
- An inability to secure tenants or anchors necessary to support the project; and
- Failure to achieve or sustain anticipated occupancy or sales levels.

If any of these occur, we may not achieve our projected returns on properties under development and we could lose some or all of our investments in those properties.

In the past, we have elected not to proceed, or have been prevented from proceeding, with specific development projects, and we anticipate that this may occur again from time to time in the future. A development project may be delayed or terminated because a project partner or prospective anchor tenant withdraws or a third party challenges our entitlements or public financings.

We periodically serve as either the construction manager or the general contractor for our development projects. The construction of real estate projects entails unique risks, including risks that the project will fail to conform to building plans, specifications and timetables. These failures could be caused by strikes, weather, government regulations and other conditions beyond our control. In addition, we may become liable for injuries and accidents occurring during the construction process that are not insured.

In the construction of new projects, we generally guarantee the lender of the construction loan the lien-free completion of the project. This guaranty is recourse to us and places the risk of construction delays and cost overruns on us. In addition, from time to time we guarantee the construction obligations of a major tenant. This type of guaranty is released upon completion of the project. Furthermore, as the general partner of certain limited partnerships, we guarantee the funding of operating deficits of newly-opened apartment projects for an average of five years. We may have to make significant expenditures in the future in order to comply with our lien-free completion obligations and funding of operating deficits.

Examples of projects that face these and other development risks include the following:

- *New York Times Building.* Our New York Times building in Manhattan is expected to open in the second quarter of fiscal 2007 with 734,000 square feet of office space. To date, we have not been able to secure any tenants to lease space in this property. If we are not able to lease space in this building or if we lease space at rates below expected levels, the profitability of this property will be adversely affected.
- *Brooklyn Atlantic Yards.* We are in the process of developing Brooklyn Atlantic Yards, a $3.5 billion mixed-use project in downtown Brooklyn expected to feature an 800,000 square foot sports and entertainment arena for the Nets. The acquisition and development of Brooklyn Atlantic Yards is subject to the completion of negotiations with local and state governmental authorities, including negotiation of the applicable development rights, the satisfactory completion of due diligence, the receipt of governmental and non-governmental approvals and the possible condemnation of the land needed for the development. The negotiations relating to the acquisition and development rights for Brooklyn Atlantic Yards may not be successfully completed, the acquisition and development rights may not be obtained or completed on the terms described above and the Brooklyn Atlantic Yards may not be developed with the features we anticipate. The development of Brooklyn Atlantic Yards is being done in connection with the proposed move of the Nets to the planned arena. While we are part of an ownership group that acquired the Nets on August 16, 2004, any movement of the team is subject to approval by the NBA commissioner and the owners of the other NBA franchises. If we do not receive this approval, we may not be able to develop Brooklyn Atlantic Yards to the same extent or at all. Even if we are able to continue with the development, we would likely not be able to do so as quickly as originally planned.
- *Military Family Housing.* Hawaii Military Communities, LLC, a wholly owned subsidiary of the Company, has been selected to form a partnership to be known as Ohana Military Communities, LLC with the United States Department of the Navy. Ohana Military Communities, LLC will own, redevelop and operate military family housing at five United States Navy housing communities on the island of Oahu, Hawaii. Midwest Military Communities, LLC, a wholly owned subsidiary of the Company, has been selected to form a partnership to be known as Midwest Family Housing, LLC with the United States Department of the Navy. Midwest Family Housing, LLC will own, redevelop, and operate military family housing at eight United States Navy housing communities located primarily in the Chicago, Illinois area. We have not engaged in projects of this type before, and we cannot assure you we will be able to complete them successfully.

- *For-Sale Condominiums.* We are pursuing the development of condominiums in selected markets. Current condominium projects under construction include 1100 Wilshire Building and 3800 Wilshire Building, both previously unfinished office buildings in Los Angeles, and Cutters Ridge at Tobacco Row, located in Richmond, Virginia. Beekman, a site adjacent to a hospital in downtown Manhattan is currently under development. While we have previously developed for-sale condominium projects with partners, we are developing some of these projects without the development assistance of one or more partners. We may not be able to sell the units at the projected sales prices for a number of reasons, including, without limitation, a rise in interest rates.
- *Illinois Science and Technology.* Our life science campus in Skokie, Illinois is expected to open in phases beginning in the third quarter of fiscal 2006. This campus currently has over 600,000 square feet of space and, to date, we have not been able to secure tenants to lease the existing space in this property. If we are not able to lease space in these buildings or if we lease space at rates below expected levels, the profitability of this project will be adversely affected. The final completion of the campus includes a redevelopment of an additional 1,100,000 square feet for a total of over 1,700,000 square feet, of office space. This final redevelopment is contingent upon obtaining the necessary permits and government approval. If we are not successful in obtaining the necessary approvals, we may not be able to develop the additional 1,100,000 square feet, or we may not be able to develop the additional square feet with the features we anticipate. To help finance this redevelopment we expect to receive a portion of the redevelopment costs from government financing. If we do not receive these funds, or we receive amounts less than anticipated, we may be required to fund these amounts or seek additional financing sources that may not be available at the time of the planned redevelopment.

An Economic Decline in One or More of Our Primary Markets May Adversely Affect Our Operating Results and Financial Condition

Our core markets include New York City/Philadelphia metropolitan area, Denver, Boston, Greater Washington D.C./ Baltimore metropolitan area, Chicago and the state of California. We also have a concentration of real estate assets in Cleveland, Ohio. A downturn in any of these markets may impair or continue to impair:

- The ability of our tenants to make lease payments;
- Our ability to market new developments to prospective purchasers and tenants;
- Our rental and lease rates;
- Hotel occupancy and room rates;
- Land sales; and
- Occupancy rates for commercial and residential properties.

Adverse economic conditions may negatively impact our results of operations and cash flows. In addition, local real estate market conditions have been, and may continue to be, significantly impacted by one or more of the following events:

- Business layoffs and downsizing;
- Industry slowdowns;
- Relocations or closings of businesses;
- Changing demographics; and
- Any oversupply of or reduced demand for real estate.

Relative to historical results from operations, we have experienced weakness across almost all of the markets in which we hold investments in our Residential Group. For example, our Residential Group has been experiencing weakness in rental rates and occupancy rates in its portfolio in almost all of its markets. We do not expect these situations to change in the near to medium-term. With respect to particular markets, the Denver and Cleveland real estate markets have been significantly impacted by a continuing local economic downturn, which has made it more difficult to maintain occupancy levels at certain of our properties. In the Cleveland market, we have a concentration of significant office space with significant office vacancies due to weak market conditions. This situation has directly impacted us since we had a relatively low number of long-term office space leases in place and have had to significantly lower rental rates to attract and retain tenants. Unless this situation improves, our rate of return may be lower than expected. We may also have trouble refinancing our Cleveland office space or our lenders may require significant principal reductions.

Vacancies in Our Properties May Adversely Affect Our Results of Operations and Cash Flows

Our results of operations and cash flows may be adversely affected if we are unable to continue leasing a significant portion of our commercial and residential real estate portfolio. We depend on commercial and residential tenants in order to collect rents and other charges. Our ability-to sustain our current and historical occupancy levels depends on many factors that are discussed elsewhere in this section. For example, as discussed above, we have experienced decreased occupancy levels in our residential properties in all of our markets and in our commercial office properties in our Cleveland market. Our failure to successfully lease our property on favorable terms would adversely affect our results of operations and cash flows.

Our Properties and Businesses Face Significant Competition

The real estate industry is highly competitive in many of the markets in which we operate. Competition could over-saturate any market, as a result of which we may not have sufficient cash to meet the debt service requirements on certain of our properties. Although we may attempt to renegotiate a restructuring with the mortgagee, we may not be successful, which could cause a property to be transferred to the mortgagee.

There are numerous other developers, managers and owners of commercial and residential real estate and undeveloped land that compete with us nationally, regionally and/or locally, some of whom have greater financial resources than us. They compete with us for management and leasing revenues, land for development, properties for acquisition and disposition and for anchor department stores and tenants for properties. We may not be able to successfully compete in these areas.

Tenants at our retail properties face continual competition in attracting customers from retailers at other shopping centers, catalogue companies, online merchants, warehouse stores, large discounters, outlet malls, wholesale clubs, direct mail and telemarketers. Our competitors and those of our tenants could have a material adverse effect on our ability to lease space in our properties and on the rents we can charge or the concessions we can grant. This in turn could materially and adversely affect our results of operations and cash flows, and could affect the realizable value of our assets upon sale.

We May Be Unable to Sell Properties to Avoid Losses or to Reposition Our Portfolio

Because real estate investments are relatively illiquid, we may be unable to dispose of underperforming properties and may be unable to reposition our portfolio in response to changes in regional or local real estate markets. As a result, we may incur operating losses from some of our properties and may have to write down the value of some properties due to impairment.

Our Results of Operations and Cash Flows May Be Adversely Affected by Tenant Defaults or the Closing or Bankruptcy of Non-Tenant Anchors

Our results of operations and cash flows may be adversely affected if a significant number of our tenants are unable to meet their obligations or do not renew their leases, or if we are unable to lease a significant amount of space on economically favorable terms. In the event of a default by a tenant, we may experience delays in payments and incur substantial costs in recovering our losses. Our ability to collect rents and other charges will be even more difficult if the tenant is bankrupt or insolvent. Our tenants have from time to time filed for bankruptcy or been involved in insolvency proceedings and others may in the future, which could make it more difficult to enforce our rights as lessor and protect our investment.

Based on tenants with net base rent of greater than 2% as of January 31, 2006, our five largest office tenants by leased square feet were the City of New York, Millennium Pharmaceuticals Inc., U.S. Government, Morgan Stanley & Co. and Securities Industry Automation Corp. Based on tenants with net base rent of greater than 1% as of January 31, 2006, our five largest retail tenants by leased square feet were Regal Entertainment Group, AMC Entertainment Inc., The Gap, The Home Depot and TJX Companies. We believe that net base rent is an operating statistic and is not comparable to rental revenue, a GAAP financial measure. Net base rent is determined using the tenant's contractual rental agreements at the Company's ownership share of the base rental income from expiring leases as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent and contingent rental payments, which are not reasonably estimatable.

Current bankruptcies of some of our tenants and the potential bankruptcies of other tenants in the future could make it difficult for us to enforce our rights as lessor and protect our investment. With respect to our retail centers, we also could be adversely affected if one or more non-tenant anchors were to close or enter into bankruptcy. Although non-tenant anchors generally do not pay us rent, they typically contribute towards common area maintenance and other expenses. The loss of these revenues could adversely affect our results of operations and cash flows. Further, the temporary or permanent loss of an anchor likely would reduce customer traffic in the retail center, which could reduce the percentage of rent paid by retail center tenants or cause retail center tenants to close or to enter into bankruptcy. Rents obtained from other tenants may be adversely impacted. One or more of these factors could cause the retail center to fail to meet its debt service requirements.

### We May Be Negatively Impacted by Department Store Consolidations

Department store consolidations may result in the closure of existing department stores. With respect to existing department stores, we may be unable to re-lease this area or to re-lease it on comparable terms. Additionally, department store closures could result in decreased customer traffic, which could lead to decreased sales at other stores. Rents obtained from other tenants may also be adversely impacted. Consolidations may also negatively affect current and future development and redevelopment projects.

### Terrorist Attacks and Other Armed Conflicts May Adversely Affect Our Business

We have significant investments in large metropolitan areas, including New York City/Philadelphia, Boston, Washington D.C./Baltimore, Denver, Chicago, Los Angeles, and San Francisco, which face a heightened risk related to terrorism. Some tenants in these areas may choose to relocate their business to less populated, lower-profile areas of the United States of America that are not as likely to be targets of terrorist activity. This could result in a decrease in the demand for space in these areas, which could increase vacancies in our properties and force us to lease our properties on less favorable terms. In addition, properties in our real estate portfolio could be directly impacted by future terrorist attacks which could cause the value of our property and the level of our revenues to significantly decline.

Future terrorist activity, related armed conflicts or prolonged or increased tensions in the Middle East could cause consumer confidence and spending to decrease and adversely affect mall traffic. Additionally, future terrorist attacks could increase volatility in the U.S. and worldwide financial markets. Any of these occurrences could have a significant impact on our revenues, costs and operating results.

### We Have Limited Experience Participating in the Operation and Management of a Professional Basketball Team, and Future Losses Are Expected for the Nets

On August 16, 2004, we purchased a legal ownership interest in the Nets. This interest is reported on the equity method of accounting as a separate segment. The purchase of the interest in the Nets is the first step in our efforts to pursue development projects at Brooklyn Atlantic Yards, which include a new entertainment arena complex and adjacent developments combining housing, offices, shops and public open space. The relocation of the Nets is, among other items, subject to approval by the NBA commissioner and the owners of the other franchises, and we cannot assure you we will receive these approvals on a timely basis or at all. If we are unable to relocate the Nets to Brooklyn, we may be unable to achieve our projected returns on the related development projects, which could result in a delay, termination or losses on our investment. The Nets are currently operating at a loss and are projected to continue to operate at a loss as long as they remain in New Jersey. Even if we are able to relocate the Nets to Brooklyn, there can be no assurance that the Nets will be profitable in the future. Losses are allocated to each member based on an analysis of the respective member's claim on the net book equity assuming a liquidation at book value at the end of each accounting period without regard to unrealized appreciation (if any) in the fair value of the Nets. Therefore, losses allocated to us may exceed our legal ownership interest.

### The Operation of a Professional Sports Franchise Involves Certain Risks

Our investment in the Nets is subject to a number of operational risks, including risks associated with operating conditions, competitive factors, economic conditions and industry conditions. If we are not able to successfully manage the following operational risks, we may incur additional operating losses, which are allocated to each member based on an analysis of the respective members' claim on net book equity assuming a liquidation at book value at the end of the accounting period without regard to unrealized appreciation (if any) in the fair value of the Nets:

- Competition with other major league sports, college athletics and other sports-related entertainment;
- Dependence on competitive success of the Nets;

- Fluctuations in the amount of revenues from advertising, sponsorships, concessions, merchandise and parking, which are tied to the popularity and success of the Nets;
- Uncertainties of increases in players' salaries;
- Dependence on talented players;
- Risk of injuries to key players; and
- Dependence on television and cable network, radio and other media contracts.

We Are Controlled by the Ratner, Miller and Shafran Families, Whose Interests May Differ from Those of Other Shareholders

Our authorized common stock consists of Class A common stock and Class B common stock. The economic rights of each class of common stock are identical, but the voting rights differ. The Class A common stock, voting as a separate class, is entitled to elect 25% of the members of our board of directors, while the Class B common stock, voting as a separate class, is entitled to elect the remaining 75% of our board of directors. On all other matters, the Class A common stock and Class B common stock vote together as a single class, with each share of Class A common stock entitled to one vote per share and each share of Class B common stock entitled to ten votes per share.

At March 1, 2006, members of the Ratner, Miller and Shafran families, which include members of our current board of directors and executive officers, owned 74.8% of the Class B common stock. RMS, Limited Partnership (''RMS LP''), which owned 74.5% of the Class B common stock, is a limited partnership, comprised of interests of these families, with eight individual general partners, currently consisting of:

- Samuel H. Miller, Treasurer of Forest City and Co-Chairman of our Board of Directors;
- Charles A. Ratner, President, Chief Executive Officer of Forest City and a Director;
- Ronald A. Ratner, Executive Vice President of Forest City and a Director;
- Brian J. Ratner, Executive Vice President of Forest City and a Director;
- Deborah Ratner Salzberg, President of Forest City Washington, Inc., a subsidiary of Forest City, and a Director;
- Joan K. Shafran, a Director;
- Joseph Shafran; and
- Abraham Miller.

Joan K. Shafran is the sister of Joseph Shafran. Charles A. Ratner, James A. Ratner, Executive Vice President of Forest City and a Director, and Ronald A. Ratner are brothers. Albert B. Ratner, Co-Chairman of our Board of Directors, is the father of Brian J. Ratner and Deborah Ratner Salzberg and is first cousin to Charles A. Ratner, James A. Ratner, Ronald A. Ratner, Joan K. Shafran and Joseph Shafran. Samuel H. Miller was married to Ruth Ratner Miller (now deceased), a sister of Albert B. Ratner, and is the father of Abraham Miller. General partners holding 60% of the total voting power of RMS LP determine how to vote the Class B common stock held by RMS LP. No person may transfer his or her interest in the Class B common stock held by RMS LP without complying with various rights of first refusal.

In addition, at March 1, 2006, members of these families collectively owned 18.1% of the Class A common stock. As a result of their ownership in Forest City, these family members and RMS LP have the ability to elect a majority of our board of directors and to control the management and policies of Forest City. Generally, they may also determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets and prevent or cause a change in control of Forest City.

Even if these families or RMS LP reduce their level of ownership of Class B common stock below the level necessary to maintain a majority of voting power, specific provisions of Ohio law and our Amended Articles of Incorporation may have the effect of discouraging a third party from making a proposal to acquire us or delaying or preventing a change in control or management of Forest City without the approval of these families or RMS LP.

RMS Investment Corp. Provides Property Management and Leasing Services to Us and is Controlled By Some of Our Affiliates

We paid approximately $343,000 and $323,000 as total compensation during the year ended January 31, 2006 and 2005, respectively, to RMS Investment Corp. for property management and leasing services. RMS Investment Corp. is controlled by members of the Ratner, Miller and Shafran families, some of whom are our directors and executive officers.

RMS Investment Corp. manages and provides leasing services to two of our Cleveland-area specialty retail centers, Golden Gate, which has 362,000 square feet, and Midtown Plaza, which has 240,000 square feet. The current rate of compensation for these management services is 4% of all rental income, plus a leasing fee of generally 3% to 4% of rental income. Management believes these fees are comparable to those other management companies would charge to non-affiliated third parties.

Our Directors and Executive Officers May Have Interests in Competing Properties, and We Do Not Have Non-Compete Agreements with Our Directors and Executive Officers

Under our current policy, no director, officer or employee, including any member of the Ratner, Miller and Shafran families, is allowed to invest in a competing real estate opportunity without first obtaining the approval of the audit committee of our board of directors. We do not have non-compete agreements with any director, officer or employee, however, and upon leaving Forest City any director, officer or employee could compete with us. Notwithstanding our policy, we permit our principal shareholders who are officers and employees to own, alone or in conjunction with others, certain commercial, industrial and residential properties that may be developed, expanded, operated and sold independently of our business. As a result of their ownership of these properties, a conflict of interest may arise between them and Forest City. The conflict may involve the development or expansion of properties that may compete with our properties and the solicitation of tenants to lease these properties.

Our High Debt Leverage May Prevent Us from Responding to Changing Business and Economic Conditions

Our high degree of debt leverage could limit our ability to obtain additional financing or adversely affect our liquidity and financial condition. We have a relatively high ratio of debt, which consists of nonrecourse mortgage debt, the bank revolving credit facility and senior and subordinated debt, to total market capitalization, which was approximately 60.3% and 64.8% at January 31, 2006 and 2005, respectively, based on our long-term debt outstanding at that date and the market value of our outstanding Class A common stock and Class B common stock. Our high leverage may adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes and may make us more vulnerable to a downturn in the economy.

Nonrecourse mortgage debt is collateralized by completed rental properties, projects under development and undeveloped land. We do not expect to repay a substantial amount of the principal of our outstanding debt prior to maturity or to have available funds from operations sufficient to repay this debt at maturity. As a result, it will be necessary for us to refinance our debt through new debt financings or through equity offerings. If interest rates are higher at the time of refinancing, our interest expense would increase, which would adversely affect our results of operations and cash flows. In addition, in the event we were unable to secure refinancing on acceptable terms, we might be forced to sell properties on unfavorable terms, which could result in the recognition of losses and could adversely affect our financial position, results of operations and cash flows. If we were unable to make the required payments on any debt collateralized by a mortgage on one of our properties or to refinance that debt when it comes due, the mortgage lender could take that property through foreclosure and, as a result, we could lose income and asset value.

Of our outstanding debt of approximately $5.8 billion at January 31, 2006, approximately $686 million becomes due in fiscal 2006 and approximately $557 million becomes due in fiscal 2007. This is inclusive of credit enhanced mortgage debt we have obtained for a number of our properties. Generally, the credit enhancement, such as a letter of credit, expires prior to the term of the underlying mortgage debt and must be renewed or replaced to prevent acceleration of the underlying mortgage debt. We treat credit enhanced debt as maturing in the year the credit enhancement expires.

We cannot assure you that we will be able to refinance our debt, obtain renewals or replacement of credit enhancement devices, such as a letter of credit, or otherwise obtain funds by selling assets or by raising equity. Our inability to repay or refinance our debt when it becomes due could result in foreclosure on the properties pledged as collateral thereof.

From time to time, a nonrecourse mortgage may become past due and if we are unsuccessful in negotiating an extension or refinancing, the lender could commence foreclosure proceedings.

Our Credit Facility Covenants Could Adversely Affect Our Financial Condition

We have guaranteed the obligations of Forest City Rental Properties Corporation, or FCRPC, under the FCRPC credit agreement, dated as of March 22, 2004, as amended, among FCRPC, the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent. This guaranty imposes a number of restrictive covenants on Forest City, including a prohibition on certain consolidations and mergers and limitations on the amount of debt, guarantees and property liens that Forest City may incur. The guaranty also requires Forest City to maintain a specified minimum cash flow coverage ratio, consolidated shareholders' equity and Earnings Before Depreciation and Taxes, or EBDT.

While we are in compliance at January 31, 2006, failure to comply with any of the covenants under the guaranty or failure by FCRPC to comply with any of the covenants under the FCRPC credit agreement could result in an event of default, which would trigger Forest City's obligation to repay all amounts outstanding under the FCRPC credit agreement. Forest City's ability and FCRPC's ability to comply with these covenants will depend upon the future economic performance of Forest City and FCRPC. These covenants may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be desirable or advantageous to us.

Any Rise in Interest Rates Will Increase Our Interest Costs

Due to the protection provided by the interest rate swaps, caps and long-term contracts in place as of January 31, 2006, a 100 basis point increase in taxable interest rates (including properties accounted for under the equity method) would not materially increase the annual pre-tax interest cost for the next 12 months of our taxable variable-rate debt at January 31, 2006. A portion of our taxable variable-rate debt is related to construction loans for which the interest expense is capitalized. Although tax-exempt rates generally move in an amount that is smaller than corresponding changes in taxable interest rates, a 100 basis point increase in tax-exempt rates would increase the annual pre-tax interest cost for the next 12 months of our tax-exempt variable-rate debt, which includes subordinated debt, by approximately $9.3 million at January 31, 2006.

If We Are Unable to Obtain Tax-Exempt Financings, Our Interest Costs Would Rise

We regularly utilize tax-exempt financings and tax increment financings, which generally bear interest at rates below prevailing rates available through conventional taxable financing. We cannot assure you that tax-exempt bonds or similar government subsidized financing will continue to be available to us in the future, either for new development or acquisitions, or for the refinancing of outstanding debt. Our ability to obtain these financings or to refinance outstanding debt on favorable terms could significantly affect our ability to develop or acquire properties and could have a material adverse effect on our financial position, results of operations and cash flows.

Our Business Will Be Adversely Impacted Should an Uninsured Loss or a Loss in Excess of Insurance Limits Occur

We carry comprehensive general liability, special property, flood, earthquake and rental loss (and environmental insurance on certain locations) with respect to our properties within insured limits and policy specifications that we believe are customary for similar properties. There are, however, specific types of losses, generally of a catastrophic nature, such as losses from wars, terrorism, hurricanes or earthquakes, for which we may not have adequate insurance coverage or, in our judgment, for which we cannot obtain insurance at a reasonable cost. In the event of an uninsured loss or a loss in excess of our insurance limits, we could lose both our invested capital in, and anticipated profits from, the affected property. Any such loss could materially and adversely affect our results of operations, cash flows and financial position.

Under our current policies, which expire October 31, 2006, our properties are insured against acts of terrorism, subject to various limits, deductibles and exclusions for acts of war and terrorist acts involving biological, chemical and nuclear damage. Once this policy expires, we may not be able to obtain adequate terrorism coverage at a reasonable cost. In addition, our insurers may not be able to maintain reinsurance sufficient to cover any losses we may incur as a result of terrorist acts. As a result, our insurers' ability to provide future insurance for any damages that we sustain as a result of a terrorist attack may be reduced.

Additionally, most of our current project mortgages require special all-risk property insurance, and we cannot assure you that we will be able to obtain policies that will satisfy lender requirements.

We are self-insured as to the first $500,000 of liability coverage and self-insured on the first $250,000 of property damage per occurrence. We believe our wholly-owned captive insurance company, licensed and regulated by the state of Vermont, is adequately funded to cover the per occurrence limits for liability coverage and property damage subject to certain aggregate limits as defined in the respective policies. While we believe that our self-insurance reserves are adequate, we cannot assure you that we will not incur losses that exceed these self-insurance reserves.

We May Incur Unanticipated Costs and Liabilities Due to Environmental Problems

Under various federal, state and local environmental laws, an owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances at that property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to remediate these substances when present, may adversely affect the owner's ability to sell or rent that real property or to borrow funds using that real property as collateral, and it also may impose unanticipated costs and delays on projects. Persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediations of those wastes at the disposal or treatment facility, regardless of whether that facility is owned or operated by that person. In some instances, federal, state and local laws require abatement or removal of specific asbestos-containing materials in the event of demolition, renovations, remodeling, damage or decay. These laws also impose specific worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

We could be held liable for the environmental response costs associated with the release of some regulated substances or related claims, whether by us, our tenants, former owners or tenants of the affected property or others. In addition to remediation actions brought by federal, state and local agencies, the presence of hazardous substances on a property could result in personal injury, contribution or other claims by private parties. These claims could result in costs or liabilities that could exceed the value of the affected property. We are not aware of any notification by any private party or governmental authority of any claim in connection with environmental conditions at any of our properties that we believe will involve any material expenditure. Nor are we aware of any environmental condition on any of our properties that we believe will involve any material unrecorded expenditures. However, we cannot assure you that any non-compliance, liability, claim or expenditure will not arise in the future. To the extent that we are held liable for the release of regulated substances by tenants or others, we cannot assure you we would be able to recover our costs from those persons.

We Face Potential Liability from Residential Properties Accounted For on the Equity Method and Other Partnership Risks

As part of our financing strategy, we have financed several real estate projects through limited partnerships with investment partners. The investment partner, typically a large, sophisticated institution or corporate investor, invests cash in exchange for a limited partnership interest and special allocations of expenses and the majority of tax losses and credits associated with the project. These partnerships typically require us to indemnify, on an after-tax or ''grossed up'' basis, the investment partner against the failure to receive or the loss of allocated tax credits and tax losses. Due to the economic structure and relating economic substance, we have consolidated each of these properties in our consolidated financial statements.

We believe that all the necessary requirements for qualification for such tax credits have been and will be met and that our investment partners will be able to receive expense allocations associated with these properties. However, we cannot assure you that this will, in fact, be the case or that we will not be required to indemnify our investment partners on an after-tax basis for these amounts. Any indemnification payment could have a material adverse effect on our results of operations and cash flows.

In addition to partnerships, we also use limited liability companies, or LLCs, to finance some of our projects with third party lenders. Acting through our wholly-owned subsidiaries, we typically are a general partner or managing member in these partnerships or LLCs. There are, however, instances in which we do not control or even participate in management or day-to-day operations.

The use of a structure where we do not control the management of the entity involves special risks associated with the possibility that:

- Another partner or member may have interests or goals that are inconsistent with ours;
- A general partner or managing member may take actions contrary to our instructions, requests, policies or objectives with respect to our real estate investments; or
- A partner or a member could experience financial difficulties that prevent it from fulfilling its financial or other responsibilities to the project or its lender or the other partners or members.

To the extent we are a general partner, we may be exposed to unlimited liability, which may exceed our investment or equity in the partnership. If one of our subsidiaries is a general partner of a particular partnership it may be exposed to the same kind of unlimited liability.

Failure to Continue to Maintain Effective Internal Controls in Accordance with Section 404 of the Sarbanes-Oxley Act of 2002 Could Have a Material Adverse Effect on Our Ability to Ensure Timely and Reliable Financial Reporting

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires our management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting. We will continue our ongoing process of testing and evaluating the effectiveness of, and remediating any issues identified related to, our internal control over financial reporting. We also will strive to continue to improve our processes to improve efficiency of our financial reporting process. The process of documenting, testing and evaluating our internal control over financial reporting is complex and time consuming. Due to this complexity and the time-consuming nature of the process and because currently unforeseen events or circumstances beyond our control could arise, we cannot assure you that we ultimately will be able to continue to comply fully in subsequent fiscal periods with Section 404 in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, which could adversely affect public confidence in our ability to record, process, summarize and report financial data to ensure timely and reliable external financial reporting.

Compliance or Failure to Comply with the Americans with Disabilities Act and Other Similar Laws Could Result in Substantial Costs

The Americans with Disabilities Act generally requires that public buildings, including office buildings and hotels, be made accessible to disabled persons. In the event that we are not in compliance with the Americans with Disabilities Act, the federal government could fine us or private parties could be awarded damages against us. If we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our results of operations and cash flows.

We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, existing requirements may change and compliance with future requirements may require significant unanticipated expenditures that could adversely affect our cash flows and results of operations.

## Item 1B. Unresolved Staff Comments

None.

## Item 2. Properties

The Corporate headquarters of Forest City Enterprises, Inc. are located in Cleveland, Ohio and are owned by the Company. The Company's core markets include the New York City/Philadelphia metropolitan area, Denver, Boston, Greater Washington D.C./Baltimore metropolitan area, Chicago and California.

The following table provides summary information concerning the Company's real estate portfolio as of January 31, 2006. Consolidated properties are properties that we control and/or hold a variable interest in and are the primary beneficiary. Unconsolidated properties are properties that we do not control and/or are not the primary beneficiary.

## Forest City Enterprises, Inc. Portfolio of Real Estate

### COMMERCIAL GROUP
### OFFICE BUILDINGS

| Name | Date of Opening/ Acquisition/ Expansion | Legal Ownership [5] | Pro-Rata Ownership [6] | Location | Major Tenants | Leasable Square Feet | Leasable Square Feet at Pro-Rata % |
|---|---|---|---|---|---|---|---|
| **Consolidated Office Buildings** | | | | | | | |
| 2 Hanson Place | 2004 | 70.00 % | 100.00 % | Brooklyn, NY | Bank of New York, HSBC | 399,000 | 399,000 |
| 35 Landsdowne Street | 2002 | 100.00 % | 100.00 % | Cambridge, MA | Millennium Pharmaceuticals | 202,000 | 202,000 |
| 40 Landsdowne Street | 2003 | 100.00 % | 100.00 % | Cambridge, MA | Millennium Pharmaceuticals | 215,000 | 215,000 |
| 45/75 Sidney Street | 1999 | 100.00 % | 100.00 % | Cambridge, MA | Millennium Pharmaceuticals | 277,000 | 277,000 |
| 65/80 Landsdowne Street | 2001 | 100.00 % | 100.00 % | Cambridge, MA | Partners HealthCare System | 122,000 | 122,000 |
| 88 Sidney Street | 2002 | 100.00 % | 100.00 % | Cambridge, MA | Alkermes, Inc. | 145,000 | 145,000 |
| + Ballston Common Office Center | 2005 | 50.00 % | 100.00 % | Arlington, VA | US Coast Guard | 176,000 | 176,000 |
| Chase Financial Tower | 1991 | 95.00 % | 100.00 % | Cleveland, OH | Chase Manhattan Mortgage Corporation | 119,000 | 119,000 |
| * Edgeworth Building | 2006 | 100.00 % | 100.00 % | Richmond, VA | Heushler Flieshler | 187,000 | 187,000 |
| Eleven MetroTech Center | 1995 | 65.00 % | 65.00 % | Brooklyn, NY | City of New York - CDCSA; E-911 | 216,000 | 140,000 |
| Fifteen MetroTech Center | 2003 | 75.00 % | 95.00 % | Brooklyn, NY | Empire Blue Cross and Blue Shield; City of New York - HRA | 653,000 | 620,000 |
| Halle Building | 1986 | 75.00 % | 100.00 % | Cleveland, OH | First American Equity; Liggett-Stashower | 412,000 | 412,000 |
| Harlem Center | 2003 | 52.50 % | 75.00 % | Manhattan, NY | Office of General Services-Temporary Disability & Assistance; State Liquor Authority | 146,000 | 110,000 |
| * Illinois Science and Technology Park | 2006 | 100.00 % | 100.00 % | Skokie, IL | Leasing in progress | 661,000 | 661,000 |
| Jackson Building | 1987 | 100.00 % | 100.00 % | Cambridge, MA | Ariad Pharmaceuticals | 99,000 | 99,000 |
| Knight Ridder Building at Fairmont Plaza | 1998 | 85.00 % | 85.00 % | San Jose, CA | Knight Ridder; Merrill Lynch; PaineWebber; Calpine | 334,000 | 284,000 |
| [1] M. K. Ferguson Plaza | 1990 | 1.00 % | 1.00 % | Cleveland, OH | Washington Group; Chase Manhattan Mortgage Corporation; Educational Lending Group | 478,000 | 5,000 |
| Nine MetroTech Center North | 1997 | 65.00 % | 65.00 % | Brooklyn, NY | City of New York - Fire Department | 317,000 | 206,000 |
| One MetroTech Center | 1991 | 65.00 % | 65.00 % | Brooklyn, NY | Keyspan; Bear Stearns | 933,000 | 606,000 |
| One Pierrepont Plaza | 1988 | 85.00 % | 85.00 % | Brooklyn, NY | Morgan Stanley; Goldman Sachs; U.S. Attorney | 656,000 | 558,000 |
| Richards Building | 1990 | 100.00 % | 100.00 % | Cambridge, MA | Genzyme Biosurgery; Alkermes, Inc. | 126,000 | 126,000 |
| Skylight Office Tower | 1991 | 92.50 % | 92.50 % | Cleveland, OH | Cap Gemini; Ernst & Young L.L.P.; Travelers Indemnity; Ulmer & Berne, LLP | 320,000 | 296,000 |
| * Stapleton Medical Office Building | 2006 | 90.00 % | 90.00 % | Denver, CO | Leasing in progress | 45,000 | 41,000 |
| Ten MetroTech Center | 1992 | 80.00 % | 80.00 % | Brooklyn, NY | Internal Revenue Service | 409,000 | 327,000 |
| Terminal Tower | 1983 | 100.00 % | 100.00 % | Cleveland, OH | Forest City Enterprises, Inc.; Greater Cleveland Growth Association | 577,000 | 577,000 |
| Twelve MetroTech Center | 2004 | 80.00 % | 80.00 % | Brooklyn, NY | Leasing in progress | 177,000[3] | 142,000 |
| Two MetroTech Center | 1990 | 65.00 % | 65.00 % | Brooklyn, NY | Securities Industry Automation Corp.; City of New York - Board of Education | 521,000 | 339,000 |
| University of Pennsylvania | 2004 | 100.00 % | 100.00 % | Philadelphia, PA | University of Pennsylvania | 123,000 | 123,000 |
| *Consolidated Office Buildings Subtotal* | | | | | | 9,045,000 | 7,514,000 |

Forest City Enterprises, Inc. Portfolio of Real Estate

## COMMERCIAL GROUP
## OFFICE BUILDINGS (continued)

| Name | Date of Opening/ Acquisition/ Expansion | Legal Ownership [5] | Pro-Rata Ownership [6] | Location | Major Tenants | Leasable Square Feet | Leasable Square Feet at Pro-Rata % |
|---|---|---|---|---|---|---|---|
| **Unconsolidated Office Buildings** | | | | | | | |
| 350 Massachusetts Ave | 1998 | 50.00 % | 50.00 % | Cambridge, MA | Star Market; Tofias | 169,000 | 85,000 |
| * Advent Solar | 2006 | 50.00 % | 50.00 % | Albuquerque, NM | Advent Solar | 88,000 | 44,000 |
| Chagrin Plaza I & II | 1969 | 66.67 % | 66.67 % | Beachwood, OH | National City Bank; Benihana; H&R Block | 114,000 | 76,000 |
| Clark Building | 1989 | 50.00 % | 50.00 % | Cambridge, MA | Acambis | 122,000 | 61,000 |
| Emery-Richmond | 1991 | 50.00 % | 50.00 % | Warrensville Hts., OH | Allstate Insurance | 5,000 | 3,000 |
| Enterprise Place | 1998 | 50.00 % | 50.00 % | Beachwood, OH | University of Phoenix; Advance Payroll; PS Executive Centers | 132,000 | 66,000 |
| Liberty Center | 1986 | 50.00 % | 50.00 % | Pittsburgh, PA | Federated Investors | 527,000 | 264,000 |
| * New York Times | 2007 | 28.00 % | 40.00 % | Manhattan, NY | Leasing in Progress | 734,000 | 294,000 |
| One International Place | 2000 | 50.00 % | 50.00 % | Cleveland, OH | Preferred Financial Group; Transportation Security Administration; Battelle Memorial | 88,000 | 44,000 |
| Signature Square I | 1986 | 50.00 % | 50.00 % | Beachwood, OH | Ciuni & Panichi | 79,000 | 40,000 |
| Signature Square II | 1989 | 50.00 % | 50.00 % | Beachwood, OH | Cleveland Clinic Ophthalmology; Allen Telecom, Inc. | 82,000 | 41,000 |
| *Unconsolidated Office Buildings Subtotal* | | | | | | 2,140,000 | 1,018,000 |
| **Total Office Buildings at January 31, 2006** | | | | | | 11,185,000 | 8,532,000 |
| **Total Office Buildings at January 31, 2005** | | | | | | 10,082,000 | 7,460,000 |

# Forest City Enterprises, Inc. Portfolio of Real Estate

## COMMERCIAL GROUP
## RETAIL CENTERS

| | Name | Opening/ Acquisition/ Expansion | Legal Ownership [5] | Pro-Rata Ownership [6] | Location | Major Tenants | Total Square Feet | Total Square Feet at Pro-Rata % | Gross Leasable Area | Gross Leasable Area at Pro-Rata % |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Consolidated Regional Malls** | | | | | | | | | |
| | Antelope Valley Mall | 1990/1999 | 78.00 % | 78.00 % | Palmdale, CA | Sears; JCPenney; Harris Gottschalks; Mervyn's; Dillard's | 1,001,000 | 781,000 | 304,000 | 237,000 |
| | Avenue at Tower City Center | 1990 | 100.00 % | 100.00 % | Cleveland, OH | Hard Rock Café; Morton's of Chicago; Cleveland Cinemas | 367,000 | 367,000 | 367,000 | 367,000 |
| | Ballston Common Mall | 1986/1999 | 100.00 % | 100.00 % | Arlington, VA | Hecht's; Sport & Health; Regal Cinemas | 578,000 | 578,000 | 310,000 | 310,000 |
| (1) | Mall at Robinson | 2001 | 56.67 % | 100.00 % | Pittsburgh, PA | Kaufmann's; Sears; JCPenney; Dick's Sporting Goods | 872,000 | 872,000 | 318,000 | 318,000 |
| (1) | Mall at Stonecrest | 2001 | 66.67 % | 100.00 % | Atlanta, GA | Parisian; Sears; JCPenney; Dillard's; AMC Theatre; Macy's | 1,171,000 | 1,171,000 | 397,000 | 397,000 |
| ^* | Northfield at Stapleton | 2005/2006 | 95.00 % | 97.40 % | Denver, CO | Bass Pro; Target; Foley's; Harkins Theatre | 1,123,000 | 1,094,000 | 624,000 | 608,000 |
| * | Promenade Bolingbrook | 2007 | 100.00 % | 100.00 % | Bolingbrook, IL | Bass Pro; Marshall Fields | 731,000 | 731,000 | 405,000 | 405,000 |
| | Promenade in Temecula | 1999/2002 | 75.00 % | 100.00 % | Temecula, CA | JCPenney; Sears; Robinsons-May; Macy's; Edwards Cinema | 1,013,000 | 1,013,000 | 425,000 | 425,000 |
| (1)++ | Short Pump Town Center | 2003/2005 | 50.00 % | 100.00 % | Richmond, VA | Nordstrom; Hecht's; Dillard's; Dick's Sporting Goods | 1,193,000 | 1,193,000 | 670,000 | 670,000 |
| + | Simi Valley Town Center | 2005 | 85.00 % | 100.00 % | Simi Valley, CA | Robinsons-May; Macy's | 660,000 | 660,000 | 410,000 | 410,000 |
| | South Bay Galleria | 1985/2001 | 100.00 % | 100.00 % | Redondo Beach, CA | Robinsons-May; Mervyn's; Nordstrom; AMC Theater | 955,000 | 955,000 | 387,000 | 387,000 |
| | Victoria Gardens | 2004 | 40.00 % | 80.00 % | Rancho Cucamonga, CA | Robinsons-May; Macy's; JCPenney; AMC Theater | 1,128,000 | 902,000 | 659,000 | 527,000 |
| | *Consolidated Regional Malls Subtotal* | | | | | | 10,792,000 | 10,317,000 | 5,276,000 | 5,061,000 |

## Forest City Enterprises, Inc. Portfolio of Real Estate

### COMMERCIAL GROUP
### RETAIL CENTERS (continued)

| Name | Opening/ Acquisition/ Expansion | Legal Ownership [5] | Pro-Rata Ownership [6] | Location | Major Tenants | Total Square Feet | Total Square Feet at Pro-Rata % | Gross Leasable Area | Gross Leasable Area at Pro-Rata % |
|---|---|---|---|---|---|---|---|---|---|
| **Consolidated Specialty Retail Centers** | | | | | | | | | |
| 42nd Street | 1999 | 70.00 % | 70.00 % | Manhattan, NY | AMC Theaters; Madame Tussaud's Wax Museum; Modell's | 306,000 | 214,000 | 306,000 | 214,000 |
| Atlantic Center | 1996 | 75.00 % | 75.00 % | Brooklyn, NY | Pathmark; OfficeMax; Old Navy; Marshall's; Sterns; Circuit City; NYC - Dept. of Motor Vehicles | 399,000 | 299,000 | 399,000 | 299,000 |
| Atlantic Center Site V | 1998 | 70.00 % | 70.00 % | Brooklyn, NY | Modell's | 17,000 | 12,000 | 17,000 | 12,000 |
| Atlantic Terminal | 2004 | 70.00 % | 100.00 % | Brooklyn, NY | Target; Designer Shoe Warehouse; Chuck E. Cheese's; Daffy's | 373,000 | 373,000 | 373,000 | 373,000 |
| Battery Park City | 2000 | 70.00 % | 70.00 % | Manhattan, NY | United Artists; New York Sports Club | 166,000 | 116,000 | 166,000 | 116,000 |
| Brooklyn Commons | 2004 | 70.00 % | 100.00 % | Brooklyn, NY | Lowe's | 151,000 | 151,000 | 151,000 | 151,000 |
| Bruckner Boulevard | 1996 | 70.00 % | 70.00 % | Bronx, NY | Conway; Seaman's; Old Navy | 113,000 | 79,000 | 113,000 | 79,000 |
| Columbia Park Center | 1999 | 52.50 % | 52.50 % | North Bergen, NJ | Shop Rite; Old Navy; Circuit City; Staples; Bally's; Shopper's World | 347,000 | 182,000 | 347,000 | 182,000 |
| Court Street | 2000 | 70.00 % | 70.00 % | Brooklyn, NY | United Artists; Barnes & Noble | 103,000 | 72,000 | 103,000 | 72,000 |
| Eastchester | 2000 | 70.00 % | 70.00 % | Bronx, NY | Pathmark | 63,000 | 44,000 | 63,000 | 44,000 |
| Forest Avenue | 2000 | 70.00 % | 70.00 % | Staten Island, NY | United Artists | 70,000 | 49,000 | 70,000 | 49,000 |
| Grand Avenue | 1997 | 70.00 % | 70.00 % | Queens, NY | Stop & Shop | 100,000 | 70,000 | 100,000 | 70,000 |
| Gun Hill Road | 1997 | 70.00 % | 70.00 % | Bronx, NY | Home Depot; Chuck E. Cheese's | 147,000 | 103,000 | 147,000 | 103,000 |
| Harlem Center | 2002 | 52.50 % | 75.00 % | Manhattan, NY | Marshall's; CVS/Pharmacy; Staples; H&M | 126,000 | 95,000 | 126,000 | 95,000 |
| Kaufman Studios | 1999 | 70.00 % | 70.00 % | Queens, NY | United Artists | 84,000 | 59,000 | 84,000 | 59,000 |
| Market at Tobacco Row | 2002 | 100.00 % | 100.00 % | Richmond, VA | Rich Foods; CVS/Pharmacy | 43,000 | 43,000 | 43,000 | 43,000 |
| Northern Boulevard | 1997 | 70.00 % | 70.00 % | Queens, NY | Stop & Shop; Marshall's; Old Navy | 218,000 | 153,000 | 218,000 | 153,000 |
| Quartermaster Plaza | 2004 | 70.00 % | 100.00 % | Philadelphia, PA | A.J. Wright; Home Depot; BJ's Wholesale; Staples; PetSmart; Walgreen's | 459,000 | 459,000 | 459,000 | 459,000 |
| Quebec Square | 2002 | 90.00 % | 90.00 % | Denver, CO | Wal-Mart; Home Depot; Sam's Club; Ross Dress for Less; Office Depot | 740,000 | 666,000 | 218,000 | 196,000 |
| Queens Place | 2001 | 70.00 % | 70.00 % | Queens, NY | Target; Best Buy; Macy's Furniture; Designer Shoe Warehouse | 455,000 | 319,000 | 221,000 | 155,000 |
| Richmond Avenue | 1998 | 70.00 % | 70.00 % | Staten Island, NY | Circuit City; Staples | 76,000 | 53,000 | 76,000 | 53,000 |
| + Saddle Rock Village | 2005 | 80.00 % | 100.00 % | Aurora, CO | Target; JoAnn Fabrics | 354,000 | 354,000 | 180,000 | 180,000 |
| South Bay Southern Center | 1978 | 100.00 % | 100.00 % | Redondo Beach, CA | CompUSA | 78,000 | 78,000 | 78,000 | 78,000 |
| Station Square | 1994/2002 | 100.00 % | 100.00 % | Pittsburgh, PA | Hard Rock Café; Grand Concourse Restaurant; Clear Channel Amphitheater; Buca Di Beppo | 288,000 | 288,000 | 288,000 | 288,000 |
| Woodbridge Crossing | 2002 | 70.00 % | 100.00 % | Woodbridge, NJ | Great Indoors; Linens-N-Things; Circuit City; Modell's; Thomasville Furniture; Party City | 284,000 | 284,000 | 284,000 | 284,000 |
| *Consolidated Specialty Retail Centers Subtotal* | | | | | | 5,560,000 | 4,615,000 | 4,630,000 | 3,807,000 |
| *Consolidated Retail Centers Total* | | | | | | 16,352,000 | 14,932,000 | 9,906,000 | 8,868,000 |

**Forest City Enterprises, Inc. Portfolio of Real Estate**

## COMMERCIAL GROUP
## RETAIL CENTERS (continued)

| Name | Date of Opening/ Acquisition/ Expansion | Legal Ownership [5] | Pro-Rata Ownership [6] | Location | Major Tenants | Total Square Feet | Total Square Feet at Pro-Rata % | Gross Leasable Area | Gross Leasable Area at Pro-Rata % |
|---|---|---|---|---|---|---|---|---|---|
| **Unconsolidated Regional Malls** | | | | | | | | | |
| Boulevard Mall | 1996/2000 | 50.00 % | 50.00 % | Amherst, NY | JCPenney; Kaufmann's; Sears; Michael's | 904,000 | 452,000 | 327,000 | 164,000 |
| Charleston Town Center | 1983 | 50.00 % | 50.00 % | Charleston, WV | Kaufmann's; JCPenney; Sears | 897,000 | 449,000 | 361,000 | 181,000 |
| Galleria at Sunset | 1996/2002 | 60.00 % | 60.00 % | Henderson, NV | Dillard's; Robinsons-May; Mervyn's; JCPenney; Galyan's | 1,048,000 | 629,000 | 330,000 | 198,000 |
| * San Francisco Centre - Emporium | 2006 | 50.00 % | 50.00 % | San Francisco, CA | Bloomingdale's; Century Theaters | 964,000 | 482,000 | 626,000 | 313,000 |
| *Unconsolidated Regional Malls Subtotal* | | | | | | 3,813,000 | 2,012,000 | 1,644,000 | 856,000 |
| **Unconsolidated Specialty Retail Centers** | | | | | | | | | |
| Golden Gate | 1958 | 50.00 % | 50.00 % | Mayfield Hts., OH | OfficeMax; Old Navy; Linens-N-Things; Marshall's; Cost Plus | 362,000 | 181,000 | 362,000 | 181,000 |
| Marketplace at Riverpark | 1996 | 50.00 % | 50.00 % | Fresno, CA | JCPenney; Best Buy; Linens-N-Things; Marhsall's; Office Max; Old Navy; Target; Sports Authority | 471,000 | 236,000 | 296,000 | 148,000 |
| Midtown Plaza | 1961 | 50.00 % | 50.00 % | Parma, OH | Office Max; Marc's; Vanity Fair | 240,000 | 120,000 | 240,000 | 120,000 |
| Plaza at Robinson Town Center | 1989 | 50.00 % | 50.00 % | Pittsburgh, PA | TJ Maxx; Marshall's; CompUSA; IKEA Value City, JoAnn Fabrics | 507,000 | 254,000 | 507,000 | 254,000 |
| *Unconsolidated Specialty Retail Centers Subtotal* | | | | | | 1,580,000 | 791,000 | 1,405,000 | 703,000 |
| *Unconsolidated Retail Centers Subtotal* | | | | | | 5,393,000 | 2,803,000 | 3,049,000 | 1,559,000 |
| **Total Retail Centers at January 31, 2006** | | | | | | 21,745,000 | 17,735,000 | 12,955,000 | 10,427,000 |
| **Total Retail Centers at January 31, 2005** | | | | | | 21,201,000 | 17,068,000 | 12,444,000 | 9,828,000 |

## Forest City Enterprises, Inc. Portfolio of Real Estate

### COMMERCIAL GROUP
### HOTELS

| Name | Opening/ Acquisition/ Expansion | Legal Ownership [5] | Pro-Rata Ownership [6] | Location | Rooms | Hotel Rooms at Pro-Rata % |
|---|---|---|---|---|---|---|
| **Consolidated Hotels** | | | | | | |
| Charleston Marriott | 1983 | 95.00 % | 100.00 % | Charleston, WV | 352 | 352 |
| Embassy Suites Hotel | 2000 | 50.40 % | 50.40 % | Manhattan, NY | 463 | 233 |
| Ritz-Carlton, Cleveland | 1990 | 95.00 % | 100.00 % | Cleveland, OH | 206 | 206 |
| Sheraton Station Square | 1998/2001 | 100.00 % | 100.00 % | Pittsburgh, PA | 399 | 399 |
| *Consolidated Hotels Subtotal* | | | | | 1,420 | 1,190 |
| **Unconsolidated Hotels** | | | | | | |
| Courtyard by Marriott | 1985 | 3.97 % | 3.97 % | Detroit, MI | 250 | 10 |
| University Park at MIT | 1998 | 50.00 % | 50.00 % | Cambridge, MA | 210 | 105 |
| Westin Convention Center | 1986 | 50.00 % | 50.00 % | Pittsburgh, PA | 616 | 308 |
| *Unconsolidated Hotels Subtotal* | | | | | 1,076 | 423 |
| **Total Hotel Rooms at January 31, 2006** | | | | | 2,496 | 1,613 |
| **Total Hotel Rooms at January 31, 2005** | | | | | 2,937 | 1,831 |

Forest City Enterprises, Inc. Portfolio of Real Estate

## RESIDENTIAL GROUP
## APARTMENTS

| | Name | Date of Opening/ Acquisition/ Expansion | Legal Ownership [5] | Pro-Rata Ownership [6] | Location | Leasable Units | Leasable Units at Pro-Rata % |
|---|---|---|---|---|---|---|---|
| | **Consolidated Apartment Communities** | | | | | | |
| + | 100 Landsdowne Street | 2005 | 100.00 % | 100.00 % | Cambridge, MA | 203 | 203 |
| [1] | 101 San Fernando | 2000 | 66.50 % | 95.00 % | San Jose, CA | 323 | 307 |
| * | 1251 S. Michigan | 2006 | 100.00 % | 100.00 % | Chicago, IL | 91 | 91 |
| + | 23 Sidney Street | 2005 | 100.00 % | 100.00 % | Cambridge, MA | 51 | 51 |
| [1] | American Cigar Company | 2000 | 0.10 % | 100.00 % | Richmond, VA | 171 | 171 |
| + | Ashton Mill | 2005 | 90.00 % | 100.00 % | Cumberland, RI | 193 | 193 |
| | Autumn Ridge | 2002 | 100.00 % | 100.00 % | Sterling Heights, MI | 251 | 251 |
| | Botanica on the Green (East 29th Avenue Town Center) | 2004 | 90.00 % | 90.00 % | Denver, CO | 78 | 70 |
| | Bowin | 1998 | 1.99 % | 95.05 % | Detroit, MI | 193 | 183 |
| | Cambridge Towers | 2002 | 100.00 % | 100.00 % | Detroit, MI | 250 | 250 |
| | Consolidated-Carolina | 2003 | 89.99 % | 100.00 % | Richmond, VA | 158 | 158 |
| | Coraopolis Towers | 2002 | 80.00 % | 80.00 % | Coraopolis, PA | 200 | 160 |
| [7] | Crescent Flats (East 29th Avenue Town Center) | 2004 | 90.00 % | 90.00 % | Denver, CO | 66 | 59 |
| ^* | Dallas Mercantile | 2007-2008 | 100.00 % | 100.00 % | Dallas, TX | 362 | 362 |
| | Donora Towers | 2002 | 100.00 % | 100.00 % | Donora, PA | 103 | 103 |
| | Drake | 1998 | 1.99 % | 95.05 % | Philadelphia, PA | 280 | 266 |
| | Emerald Palms | 1996/2004 | 100.00 % | 100.00 % | Miami, FL | 505 | 505 |
| | Grand | 1999 | 85.50 % | 85.50 % | North Bethesda, MD | 546 | 467 |
| [1] | Grand Lowry Lofts | 2000 | 0.10 % | 90.00 % | Denver, CO | 261 | 235 |
| | Grove | 2003 | 100.00 % | 100.00 % | Ontario, CA | 101 | 101 |
| | Heritage | 2002 | 100.00 % | 100.00 % | San Diego, CA | 230 | 230 |
| | Independence Place II | 2003 | 100.00 % | 100.00 % | Parma Heights, OH | 201 | 201 |
| [1] | Kennedy Biscuit Lofts | 1990 | 2.99 % | 100.00 % | Cambridge, MA | 142 | 142 |
| [1] | Knolls | 1995 | 1.00 % | 100.00 % | Orange, CA | 260 | 260 |
| | Lakeland | 1998 | 1.98 % | 94.10 % | Waterford, MI | 200 | 188 |
| | Landings of Brentwood | 2002 | 100.00 % | 100.00 % | Nashville, TN | 724 | 724 |
| [9] | Lenox Club | 1991 | 95.00 % | 95.00 % | Arlington, VA | 385 | 366 |
| [9] | Lenox Park | 1992 | 95.00 % | 95.00 % | Silver Spring, MD | 406 | 386 |
| | Lofts at 1835 Arch | 2001 | 1.99 % | 95.05 % | Philadelphia, PA | 191 | 182 |
| + | Metro 417 | 2005 | 75.00 % | 100.00 % | Los Angeles, CA | 277 | 277 |
| | Metropolitan | 1989 | 100.00 % | 100.00 % | Los Angeles, CA | 270 | 270 |
| | Mount Vernon Square | 2000 | 99.00 % | 100.00 % | Alexandria, VA | 1,387 | 1,387 |
| | Museum Towers | 1997 | 100.00 % | 100.00 % | Philadelphia, PA | 286 | 286 |
| | One Franklintown | 1988 | 100.00 % | 100.00 % | Philadelphia, PA | 335 | 335 |
| | Parmatown Towers and Gardens | 1972-1973 | 100.00 % | 100.00 % | Parma, OH | 412 | 412 |

Forest City Enterprises, Inc. Portfolio of Real Estate

**RESIDENTIAL GROUP**
**APARTMENTS (continued)**

| | Name | Date of Opening/ Acquisition/ Expansion | Legal Ownership [5] | Pro-Rata Ownership [6] | Location | Leasable Units | Leasable Units at Pro-Rata % |
|---|---|---|---|---|---|---|---|
| | **Consolidated Apartment Communities (continued)** | | | | | | |
| (9) | Pavilion | 1992 | 95.00 % | 95.00 % | Chicago, IL | 1,115 | 1,059 |
| | Plymouth Square | 2003 | 100.00 % | 100.00 % | Detroit, MI | 280 | 280 |
| | Providence at Palm Harbor | 1991 | 99.00 % | 99.00 % | Tampa, FL | 236 | 234 |
| (1) | Queenswood | 1990 | 0.70 % | 100.00 % | Corona, NY | 296 | 296 |
| * | Sky55 | 2006 | 100.00 % | 100.00 % | Chicago, IL | 411 | 411 |
| | Southfield | 2002 | 100.00 % | 100.00 % | White Marsh, MD | 212 | 212 |
| | *Consolidated Apartment Communities Subtotal* | | | | | 12,642 | 12,324 |
| | **Consolidated Supported-Living Apartments** | | | | | | |
| | Forest Trace | 2000 | 100.00 % | 100.00 % | Lauderhill, FL | 324 | 324 |
| | Sterling Glen of Bayshore | 2001 | 80.00 % | 100.00 % | Bayshore, NY | 85 | 85 |
| | Sterling Glen of Center City | 2002 | 80.00 % | 100.00 % | Philadelphia, PA | 135 | 135 |
| | Sterling Glen of Darien | 2001 | 80.00 % | 100.00 % | Darien, CT | 86 | 86 |
| (1) | Sterling Glen of Forest Hills | 2001 | 56.00 % | 70.00 % | Forest Hills, NY | 84 | 59 |
| + | Sterling Glen of Lynbrook | 2005 | 80.00 % | 100.00 % | Lynbrook, NY | 100 | 100 |
| | Sterling Glen of Plainview | 2000 | 80.00 % | 100.00 % | Plainview, NY | 79 | 79 |
| * | Sterling Glen of Roslyn | 2006 | 40.00 % | 100.00 % | Roslyn, NY | 158 | 158 |
| (1) | Sterling Glen of Rye Brook | 2004 | 40.00 % | 50.00 % | Ryebrook, NY | 166 | 83 |
| | Sterling Glen of Stamford | 2000 | 80.00 % | 100.00 % | Stamford, CT | 167 | 167 |
| | *Consolidated Supported-Living Apartments Subtotal* | | | | | 1,384 | 1,276 |
| | *Consolidated Apartment Total* | | | | | 14,026 | 13,600 |

**RESIDENTIAL GROUP**
**APARTMENTS (continued)**

| | Name | Date of Opening/ Acquisition/ Expansion | Legal Ownership (5) | Pro-Rata Ownership (6) | Location | Leasable Units | Leasable Units at Pro-Rata % |
|---|---|---|---|---|---|---|---|
| | **Unconsolidated Apartment Communities** | | | | | | |
| ^* | Arbor Glen | 2001-2007 | 50.00 % | 50.00 % | Twinsburg, OH | 288 | 144 |
| | Bayside Village | 1988-1989 | 50.00 % | 50.00 % | San Francisco, CA | 862 | 431 |
| | Big Creek | 1996-2001 | 50.00 % | 50.00 % | Parma Hts., OH | 516 | 258 |
| | Boulevard Towers | 1969 | 50.00 % | 50.00 % | Amherst, NY | 402 | 201 |
| (4)(8) | Brookpark Place | 1976 | 100.00 % | 100.00 % | Wheeling, WV | 152 | 152 |
| | Brookview Place | 1979 | 3.00 % | 3.00 % | Dayton, OH | 232 | 7 |
| (2)(8) | Burton Place | 1999 | 90.00 % | 90.00 % | Burton, MI | 200 | 180 |
| | Camelot | 1967 | 50.00 % | 50.00 % | Parma, OH | 151 | 76 |
| (2)(8) | Carl D. Perkins | 2002 | 100.00 % | 100.00 % | Pikeville, KY | 150 | 150 |
| (4)(8) | Cedar Place | 1974 | 2.39 % | 100.00 % | Lansing, MI | 220 | 220 |
| | Cherry Tree | 1996-2000 | 50.00 % | 50.00 % | Strongsville, OH | 442 | 221 |
| | Chestnut Lake | 1969 | 50.00 % | 50.00 % | Strongsville, OH | 789 | 395 |
| | Clarkwood | 1963 | 50.00 % | 50.00 % | Warrensville Hts., OH | 568 | 284 |
| * | Cobblestone Court | 2006-2008 | 50.00 % | 50.00 % | Painesville, OH | 304 | 152 |
| | Colonial Grand | 2003 | 50.00 % | 50.00 % | Tampa, FL | 176 | 88 |
| (4) | Connellsville Towers | 1981 | 7.96 % | 7.96 % | Connellsville, PA | 111 | 9 |
| | Coppertree | 1998 | 50.00 % | 50.00 % | Mayfield Hts., OH | 342 | 171 |
| | Deer Run | 1987-1989 | 43.03 % | 43.03 % | Twinsburg, OH | 562 | 242 |
| | Eaton Ridge | 2002-2004 | 50.00 % | 50.00 % | Sagamore Hills, OH | 260 | 130 |
| (4)(8) | Farmington Place | 1980 | 100.00 % | 100.00 % | Farmington, MI | 153 | 153 |
| | Fenimore Court | 1982 | 7.06 % | 50.00 % | Detroit, MI | 144 | 72 |
| | Fort Lincoln II | 1979 | 45.00 % | 45.00 % | Washington, D.C. | 176 | 79 |
| | Fort Lincoln III & IV | 1981 | 24.90 % | 24.90 % | Washington, D.C. | 306 | 76 |
| (4)(8) | Frenchtown Place | 1975 | 4.92 % | 100.00 % | Monroe, MI | 151 | 151 |
| (4)(8) | Glendora Gardens | 1983 | 1.99 % | 99.00 % | Glendora, CA | 105 | 104 |
| | Granada Gardens | 1966 | 50.00 % | 50.00 % | Warrensville Hts., OH | 940 | 470 |
| | Hamptons | 1969 | 50.00 % | 50.00 % | Beachwood, OH | 649 | 325 |
| | Hunter's Hollow | 1990 | 50.00 % | 50.00 % | Strongsville, OH | 208 | 104 |
| | Independence Place I | 1973 | 50.00 % | 50.00 % | Parma Hts., OH | 202 | 101 |
| | Liberty Hills | 1979-1986 | 50.00 % | 50.00 % | Solon, OH | 396 | 198 |
| + | Met Lofts | 2005 | 50.00 % | 50.00 % | Los Angeles, CA | 264 | 132 |
| | Midtown Towers | 1969 | 50.00 % | 50.00 % | Parma, OH | 635 | 318 |
| (4)(8) | Millender Center | 1985 | 3.97 % | 100.00 % | Detroit, MI | 339 | 339 |
| (4)(8) | Miramar Towers | 1980 | 1.99 % | 100.00 % | Los Angeles, CA | 157 | 157 |

Forest City Enterprises, Inc. Portfolio of Real Estate

## RESIDENTIAL GROUP
## APARTMENTS (continued)

| | Name | Date of Opening/ Acquisition/ Expansion | Legal Ownership (5) | Pro-Rata Ownership (6) | Location | Leasable Units | Leasable Units at Pro-Rata % |
|---|---|---|---|---|---|---|---|
| | **Unconsolidated Apartment Communities (continued)** | | | | | | |
| + | Newport Landing | 2002-2005 | 50.00 % | 50.00 % | Coventry, OH | 336 | 168 |
| | Noble Towers | 1979 | 50.00 % | 50.00 % | Pittsburgh, PA | 133 | 67 |
| (4) | Nu Ken Tower (Citizen's Plaza) | 1981 | 8.84 % | 50.00 % | New Kensington, PA | 101 | 51 |
| (4)(8) | Oceanpointe Towers | 1980 | 1.99 % | 100.00 % | Long Branch, NJ | 151 | 151 |
| ^* | Ohana Military Communities | 2005-2008 | 10.00 % | 10.00 % | Honolulu, HI | 1,952 | 195 |
| (2)(8) | Panorama Towers | 1978 | 99.00 % | 99.00 % | Los Angeles, CA | 154 | 152 |
| (4)(8) | Park Place Towers | 1975 | 2.39 % | 100.00 % | Mt. Clemens, MI | 187 | 187 |
| | Parkwood Village | 2001-2002 | 50.00 % | 50.00 % | Brunswick, OH | 204 | 102 |
| | Pebble Creek | 1995-1996 | 50.00 % | 50.00 % | Twinsburg, OH | 148 | 74 |
| (4)(8) | Perrytown | 1973 | 4.92 % | 100.00 % | Pittsburgh, PA | 231 | 231 |
| (4)(8) | Pine Grove Manor | 1973 | 1.99 % | 100.00 % | Muskegon Township, MI | 172 | 172 |
| ** | Pine Ridge Valley | 1967-74, 2005-06 | 50.00 % | 50.00 % | Willoughby, OH | 1,309 | 655 |
| (4)(8) | Potomac Heights Village | 1981 | 1.99 % | 100.00 % | Keyser, WV | 141 | 141 |
| | Residences at University Park | 2002 | 25.00 % | 40.00 % | Cambridge, MA | 135 | 54 |
| (4)(8) | Riverside Towers | 1977 | 2.96 % | 100.00 % | Coshocton, OH | 100 | 100 |
| | Settler's Landing at Greentree | 2001-2004 | 50.00 % | 50.00 % | Streetsboro, OH | 408 | 204 |
| (2)(8) | Shippan Avenue | 1980 | 100.00 % | 100.00 % | Stamford, CT | 148 | 148 |
| | St. Mary's Villa | 2002 | 35.22 % | 35.22 % | Newark, NJ | 360 | 127 |
| | Surfside Towers | 1970 | 50.00 % | 50.00 % | Eastlake, OH | 246 | 123 |
| | Tamarac | 1990-2001 | 50.00 % | 50.00 % | Willoughby, OH | 642 | 321 |
| (4)(8) | The Springs | 1981 | 1.99 % | 100.00 % | La Mesa, CA | 129 | 129 |
| (2)(8) | Tower 43 | 2002 | 100.00 % | 100.00 % | Kent, OH | 101 | 101 |
| (4)(8) | Town Centre Place | 1975 | 4.43 % | 100.00 % | Ypsilanti, MI | 170 | 170 |
| | Twin Lake Towers | 1966 | 50.00 % | 50.00 % | Denver, CO | 254 | 127 |
| | Village Green | 1994-1995 | 25.00 % | 25.00 % | Beachwood, OH | 360 | 90 |
| (4)(8) | Village Square | 1978 | 100.00 % | 100.00 % | Williamsville, NY | 100 | 100 |
| | Westwood Reserve | 2002 | 50.00 % | 50.00 % | Tampa, FL | 340 | 170 |
| | White Acres | 1966 | 50.00 % | 50.00 % | Richmond Hts., OH | 473 | 237 |
| ^* | Woodgate/Evergreen Farms | 2004-2007 | 33.00 % | 33.00 % | Olmsted Township, OH | 348 | 115 |
| | Worth Street | 2003 | 35. 00 % | 50.00 % | Manhattan, NY | 330 | 165 |
| (4)(8) | Ziegler Place | 1978 | 100.00 % | 100.00 % | Livonia, MI | 141 | 141 |
| | *Unconsolidated Apartment Communities Subtotal* | | | | | 21,556 | 11,258 |

## RESIDENTIAL GROUP
## APARTMENTS (continued)

| Name | Date of Opening/ Acquisition/ Expansion | Legal Ownership (5) | Pro-Rata Ownership (6) | Location | Leasable Units | Leasable Units at Pro-Rata % |
|---|---|---|---|---|---|---|
| **Unconsolidated Supported-Living Apartments** | | | | | | |
| Classic Residence by Hyatt | 1989 | 50.00 % | 50.00 % | Teaneck, NJ | 221 | 111 |
| Classic Residence by Hyatt | 1990 | 50.00 % | 50.00 % | Chevy Chase, MD | 339 | 170 |
| Classic Residence by Hyatt | 2000 | 50.00 % | 50.00 % | Yonkers, NY | 310 | 155 |
| Sterling Glen of Glen Cove | 2000 | 40.00 % | 50.00 % | Glen Cove, NY | 79 | 40 |
| Sterling Glen of Great Neck | 2000 | 40.00 % | 50.00 % | Great Neck, NY | 144 | 72 |
| *Unconsolidated Supported-Living Apartments Subtotal* | | | | | 1,093 | 548 |
| *Unconsolidated Apartments Total* | | | | | 22,649 | 11,806 |
| *Combined Apartments Total* | | | | | 36,675 | 25,406 |
| **Federally Subsidized Housing (Total of 10 Buildings)** | | | | | 1,765 | |
| **Total Apartments at January 31, 2006** | | | | | 38,440 | |
| **Total Apartments at January 31, 2005** | | | | | 39,338 | |
| **Consolidated For Sale Condominiums** | | | | | | |
| * Cutters Ridge at Tobacco Row | 2006 | 100.00 % | 100.00 % | Richmond, VA | 12 | 12 |
| *Consolidated For Sale Condominiums Total* | | | | | 12 | 12 |
| **Unconsolidated For Sale Condominiums** | | | | | | |
| * 1100 Wilshire | 2006 | 50.00 % | 50.00 % | Los Angeles, CA | 228 | 114 |
| * Mercury | 2007 | 50.00 % | 50.00 % | Los Angeles, CA | 238 | 119 |
| *Unconsolidated For Sale Condominiums Total* | | | | | 466 | 233 |
| **Total For Sale Condominiums at January 31, 2006** | | | | | 478 | |
| **Total For Sale Condominiums at January 31, 2005** | | | | | 228 | |

## Forest City Enterprises, Inc. Portfolio of Real Estate

* Property under construction as of January 31, 2006.

** Expansion of property under construction as of January 31, 2006.

\+ Property opened or acquired in 2005.

++ Expansion of property opened in 2005.

^ Property to open in phases.

(1) This property was consolidated upon implementation of FIN No. 46(R) on February 1, 2004.

(2) This property was deconsolidated upon implementation of FIN No. 46(R) on February 1, 2004.

(3) The Company owns 177,000 square feet (approximately 16%) of the project's 1.1 million total square feet.

(4) This property was previously carried on the cost method of accounting and is now carried on the equity method of accounting in accordance with FIN No. 46(R) effective February 1, 2004.

(5) Represents the Company's share of a property's profits and losses upon settlement of any preferred returns to which the Company or its partner(s) may be entitled.

(6) Represents the Company's share of a property's profits and losses adjusted for any preferred returns to which the Company or its partner(s) may be entitled.

(7) Property also includes 141,000 total square feet (57,000 square feet owned/managed by FCE) of retail and 34,000 square feet of office space.

(8) This property is reported on the equity method of accounting as the U.S. Department of Housing and Urban Development is the primary beneficiary of the property primarily due to the fact that they are either the lender on the mortgage or the guarantor of the mortgage.

(9) This property was consolidated due to the acquisition of our limited partners' interest.

(10) Property includes 59,000 total square feet for proposed Cinemark expansion scheduled to open November 2006.

## Item 3. Legal Proceedings

The Company is involved in various claims and lawsuits incidental to its business, and management and legal counsel believe that these claims and lawsuits will not have a material adverse effect on the Company's consolidated financial statements.

## Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter.

## Item 4A. Executive Officers of the Registrant

The following list is included in Part I of this Report in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders to be held on June 15, 2006. The names, ages and positions held by the executive officers of the Company are presented in the following list. Each individual has been appointed to serve for the period which ends with the Annual Meeting of Shareholders to be held on June 15, 2006.

| Name and Position(s) Held | Date Appointed | Age |
|---|---|---|
| **Albert B. Ratner** | | |
| Co-Chairman of the Board of Directors of the Company since June 1995, Vice Chairman of the Board of the Company from June 1993 to June 1995, Chief Executive Officer prior to July 1995 and President prior to July 1993. | 6-13-95 | 78 |
| **Samuel H. Miller** | | |
| Co-Chairman of the Board of Directors of the Company since June 1995, Chairman of the Board of the Company from June 1993 to June 1995 and Vice Chairman of the Board, Chief Operating Officer of the Company prior to June 1993, Treasurer of the Company since December 1992. | 6-13-95 | 84 |
| **Charles A. Ratner** | | |
| President of the Company since June 1993, Chief Executive Officer of the Company since June 1995, Chief Operating Officer from June 1993 to June 1995 and Executive Vice President prior to June 1993; Director. | 6-13-95 | 64 |
| **James A. Ratner** | | |
| Executive Vice President; Director; Officer of various subsidiaries. | 3-09-88 | 61 |
| **Ronald A. Ratner** | | |
| Executive Vice President; Director; Officer of various subsidiaries. | 3-09-88 | 59 |
| **Thomas G. Smith** | | |
| Executive Vice President since October 2000, Senior Vice President prior to October 2000; Chief Financial Officer, Secretary, Officer of various subsidiaries since 1985. | 10-10-00 | 65 |
| **Linda M. Kane** | | |
| Senior Vice President and Corporate Controller since June 2002, Vice President and Corporate Controller from March 1995 to June 2002, Asset Manager—Commercial Group from July 1992 to March 1995 and Financial Manager—Residential Group from October 1990 to July 1992. | 6-17-02 | 48 |
| **Geralyn M. Presti** | | |
| Senior Vice President, General Counsel and Assistant Secretary since July 2002, Deputy General Counsel from January 2000 to June 2002, Associate General Counsel from December 1996 to January 2000, Assistant General Counsel from January 1995 to December 1996 and Corporate Counsel from November 1989 to January 1995. | 7-01-02 | 50 |

Note: Charles A. Ratner, James A. Ratner and Ronald A. Ratner are brothers. Albert B. Ratner is the first cousin to Charles A. Ratner, James A. Ratner and Ronald A. Ratner.

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

| | Quarter Ended | | | |
|---|---|---|---|---|
| | **January 31, 2006** | **October 31, 2005** | **July 31, 2005** | **April 30, 2005** |
| Market price range of common stock (2) | | | | |
| Class A | | | | |
| High | **$ 40.71** | **$ 38.10** | **$ 36.63** | **$ 32.76** |
| Low | **$ 36.59** | **$ 34.50** | **$ 31.00** | **$ 29.58** |
| Class B | | | | |
| High | **$ 40.48** | **$ 38.25** | **$ 36.80** | **$ 33.30** |
| Low | **$ 36.63** | **$ 34.54** | **$ 31.15** | **$ 29.70** |
| Quarterly dividends declared per common share Class A and Class B (1)(2) | **$ 0.06** | **$ 0.06** | **$ 0.06** | **$ 0.05** |

| | Quarter Ended | | | |
|---|---|---|---|---|
| | January 31, 2005 | October 31, 2004 | July 31, 2004 | April 30, 2004 |
| Market price range of common stock (2) | | | | |
| Class A | | | | |
| High | $ 29.35 | $ 28.25 | $ 26.88 | $ 27.50 |
| Low | $ 26.65 | $ 26.01 | $ 24.88 | $ 25.30 |
| Class B | | | | |
| High | $ 29.95 | $ 28.40 | $ 26.78 | $ 27.50 |
| Low | $ 26.80 | $ 26.03 | $ 24.95 | $ 25.92 |
| Quarterly dividends declared per common share Class A and Class B (1)(2) | $ 0.15(3) | $ 0.05 | $ 0.05 | $ 0.04 |

Both classes of common stock are traded on the New York Stock Exchange under the symbols FCEA and FCEB. As of March 1, 2006, the number of registered holders of Class A and Class B common stock were 709 and 477, respectively.

For the three months ended January 31, 2006 there were no unregistered issuances of stock and no repurchases of stock.

(1) Future dividends will depend upon such factors as earnings, capital requirements and financial condition of the Company. The Company has the ability to pay additional cash dividends, but does not anticipate doing so due to its capital reinvestment program. Retained earnings of $12,817 were available for payment of dividends as of January 31, 2006, under the restrictions contained in the revolving credit agreement with a group of banks. On March 22, 2006, the anniversary date of the bank revolving credit facility, this amount was restated to $30,000.

(2) This category has been restated to reflect a two-for-one stock split that occurred in July 2005.

(3) Includes special one-time dividend of $.10 per share (post-split) in recognition of the sale of an entire strategic business unit, Forest City Trading Group, Inc., a lumber wholesaler.

## Item 6. Selected Financial Data

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") on February 1, 2002. The Operating Results and per share amounts presented below have been reclassified for properties disposed of and/or classified as held for sale during the years ended January 31, 2006, 2005, 2004 and 2003. The following data should be read in conjunction with our financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K. Our historical operating results may not be comparable to our future operating results.

| | Year Ended January 31, | | | | |
|---|---|---|---|---|---|
| | **2006** | 2005 | 2004 | 2003 | 2002 |
| | *(in thousands, except per share data)* | | | | |
| **Operating Results:** | | | | | |
| Total revenues from real estate operations [2] | **$ 1,200,775** | $ 986,054 | $ 808,784 | $ 704,061 | $ 621,630 |
| Earnings from continuing operations [2] | **$ 60,804** | $ 44,008 | $ 36,244 | $ 42,993 | $ 97,549 [1] |
| Discontinued operations, net of tax and minority interest [2] | **22,715** | 52,459 | 6,425 | 5,838 | 6,682 |
| Cumulative effect of change in accounting principle, net of tax | **–** | (11,261) | – | – | (1,202) |
| **Net earnings** | **$ 83,519** | $ 85,206 | 42,669 | $ 48,831 | $ 103,029 |
| **Diluted Earnings per Common Share [4]:** | | | | | |
| Earnings from continuing operations [2] | **$ 0.59** | $ 0.43 | $ 0.36 | $ 0.43 | $ 1.03 |
| Discontinued operations, net of tax and minority interest [2] | **0.22** | 0.52 | 0.06 | 0.06 | 0.07 |
| Cumulative effect of change in accounting principle, net of tax | **–** | (0.11) | – | – | (0.01) |
| **Net earnings** | **$ 0.81** | $ 0.84 | $ 0.42 | $ 0.49 | $ 1.09 |
| **Weighted Average Diluted Shares Outstanding [4]** | **102,603,932** | 101,846,056 | 101,144,346 | 100,357,030 | 94,773,784 |
| **Cash Dividends Declared – Class A and Class B [4]** | **$ .2300** | $ .2950 [3] | $ .1650 | $ .1150 | $ .0933 |

| | January 31, | | | | |
|---|---|---|---|---|---|
| | **2006** | 2005 | 2004 | 2003 | 2002 |
| | *(in thousands)* | | | | |
| **Financial Position:** | | | | | |
| Consolidated assets | **$ 7,990,341** | $ 7,322,085 | $ 5,924,072 | $ 5,092,629 | $ 4,432,194 |
| Real estate portfolio, at cost | **$ 7,155,126** | $ 6,437,906 | $ 5,082,595 | $ 4,455,504 | $ 3,924,025 |
| Long-term debt, primarily nonrecourse mortgages | **$ 5,841,332** | $ 5,386,591 | $ 4,039,827 | $ 3,371,757 | $ 2,894,998 |

(1) Earnings from continuing operations for the year ended January 31, 2002 has not been reclassified for discontinued operations for properties sold prior to January 31, 2002 as the Company adopted SFAS No. 144 effective February 1, 2002.

(2) This category is adjusted for discontinued operations in accordance with SFAS No. 144. See the "Discontinued Operations" section of the Management Discussion and Analysis ("MD&A") of Item 7.

(3) On December 9, 2004, the Board of Directors approved a special one-time dividend of $.10 per share (post-split) in recognition of the sale of an entire strategic business unit, Forest City Trading Group, Inc., a lumber wholesaler.

(4) This category has been restated to reflect a two-for-one stock split that occurred in July 2005.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate Description

We principally engage in the ownership, development, management and acquisition of commercial and residential real estate and land throughout the United States. We operate through three strategic business units. The Commercial Group, our largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects. The Residential Group owns, develops, acquires and operates residential rental property, including upscale and middle-market apartments, adaptive re-use developments and supported-living communities. Additionally, the Residential Group develops for-sale condominium projects and also owns, develops and manages military family housing. New York City operations through our partnership with Forest City Ratner Companies are part of the Commercial Group or Residential Group depending on the nature of the operations. Real Estate Groups are the combined Commercial and Residential Groups. The Land Development Group acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects. The Nets, a franchise of the National Basketball Association (''NBA'') in which we account for our investment on the equity method of accounting, is a reportable segment of the Company.

We have approximately $8.0 billion of assets in 25 states and the District of Columbia at January 31, 2006. Our core markets include New York City/Philadelphia metropolitan area, Denver, Boston, Greater Washington D.C./Baltimore metropolitan area, Chicago and California. We have offices in Boston, Chicago, Denver, Los Angeles, New York City, San Francisco, Washington, D.C., and our corporate headquarters are in Cleveland, Ohio.

### Overview

During 2005, we completed 9 project openings, 1 acquisition and an expansion of a retail center. Three retail center openings included *Simi Valley Town Center,* an open-air regional lifestyle center in Southern California. In addition, we acquired the *Ballston Common Office Center,* which is located above our retail center in Arlington Virginia, and opened six residential communities.

Other significant milestones occurring during 2005 included:

- Entering into a public-private partnership for housing in the U.S. Navy's Midwest Region;
- Closing $1.74 billion in mortgage financing transactions on a fully consolidated basis at attractive interest rates;
- Taking advantage of market conditions and relatively high valuations by disposing of six properties, redeploying our capital toward projects in our core markets;
- Executed a two-for-one stock split effective as of July 11, 2005;
- Continuing to leverage our expertise in the development of life science projects, we were selected to enter into exclusive negotiations with The Fitzsimons Redevelopment Authority located in Aurora, Colorado, in pursuit of the development of a life science park; and
- Forest City Enterprises, Inc. and Co-Chairman Albert B. Ratner were named joint recipients of the 2005 Urban Land Institute J.C. Nichols Prize for Visionaries in Urban Development.

In April 2005, we amended our bank revolving credit facility. The amendment extends the maturity by one year to March 2008, lowers the borrowing rate to 1.95% over the London InterBank Offered Rate (''LIBOR''), eliminates the higher rate tier on the last $50,000,000 of borrowings and contains an accordion provision which allows us to increase the availability under the revolving line of credit by $100,000,000 to $550,000,000 during the next 24 months following the amendment. The amendment also lowers the Company's unused commitment fee and adds a swing line availability of $40,000,000 for up to three business days. In January 2006, we further amended the bank revolving credit facility to increase the combined availability of letters of credit or surety bonds by $40,000,000 to $100,000,000.

We have a track record of past successes and a strong pipeline of future opportunities. With a balanced portfolio concentrated in the product types and geographic markets that offer many unique, financially rewarding opportunities, we appear to be well positioned for future growth.

Critical Accounting Policies

Our consolidated financial statements include our accounts, all majority-owned subsidiaries where we have financial or operational control, and variable interest entities (''VIEs'') where we are deemed to be the primary beneficiary. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, we have identified certain critical accounting policies which are subject to judgment and uncertainties. We have used our best judgment to determine estimates of certain amounts included in the financial statements as a result of these policies, giving due consideration to materiality. As a result of uncertainties surrounding these events at the time the estimates are made, actual results could differ from these estimates causing adjustments to be made in subsequent periods to reflect more current information. The accounting policies that we believe contain uncertainties that are considered critical to understanding the consolidated financial statements are discussed below. Our management reviews and discusses the policies below on a regular basis. These policies have also been discussed with our audit committee of the Board of Directors.

**Recognition of Revenue**

**Real Estate Sales** – We recognize gains on sales of real estate pursuant to the provisions of SFAS No. 66 ''Accounting for Sales of Real Estate'' (''SFAS No. 66''). The specific timing of a sale is measured against various criteria in SFAS No. 66 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, we defer gain recognition and account for the continued operations of the property by applying the deposit, finance, installment or cost recovery methods, as appropriate.

We follow the provisions of SFAS No. 144 ''Accounting for the Impairment or Disposal of Long-Lived Assets'' for reporting dispositions of operating properties. Pursuant to the definition of a component of an entity in SFAS No. 144, assuming no significant continuing involvement, all earnings of properties which have been sold or determined by management to be held for sale are reported as discontinued operations. We consider assets held for sale when the transaction has been approved by the appropriate level of management and there are no significant contingencies related to the sale that may prevent the transaction from closing. In most transactions, these contingencies are not satisfied until the actual closing and, accordingly, the property is not identified as held for sale until the closing actually occurs. However, each potential sale is evaluated based on its separate facts and circumstances.

**Leasing Operations** – We enter into leases with tenants in our rental properties. The lease terms of tenants occupying space in the retail centers and office buildings generally range from 1 to 25 years, excluding leases with certain anchor tenants which typically run longer. Minimum rents are recognized on a straight-line basis over the non-cancelable term of the related leases, which includes the effects of rent steps and rent abatements under the leases. Overage rents are recognized in accordance with Staff Accounting Bulletin No. 104 ''Revenue Recognition'', which states that this income is to be recognized only after the contingency has been removed (i.e., sales thresholds have been achieved). Recoveries from tenants for taxes, insurance, and other commercial property operating expenses are recognized as revenues in the period the applicable costs are incurred.

**Construction** – Revenue and profit on long-term fixed-price contracts are recorded using the percentage-of-completion method. On reimbursable cost-plus fee contracts, revenues are recorded in the amount of the accrued reimbursable costs plus proportionate fees at the time the costs are incurred.

**Recognition of Costs and Expenses**

Operating expenses primarily represent the recognition of operating costs, which are charged to operations as incurred, administrative expenses and taxes other than income taxes. Interest expense and real estate taxes during active development and construction are capitalized as a part of the project cost.

Major improvements and tenant improvements are capitalized and expensed through depreciation charges. Repairs, maintenance and minor improvements are expensed as incurred.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by SFAS No. 34 ''Capitalization of Interest Cost'' and SFAS No. 67 ''Accounting for Costs and the Initial Rental Operations of Real Estate Properties.'' The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. We cease capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portion under construction. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the respective accounts and any resulting gains or losses are reported in the Consolidated Statements of Earnings.

We review our properties to determine if their carrying costs will be recovered from future operating cash flows whenever events or changes indicate that recoverability of long-lived assets may not be assured. In cases where we do not expect to recover the carrying costs, an impairment loss is recorded as a provision for decline in real estate.

**Allowance for Doubtful Accounts and Reserves on Notes Receivable** – We record allowances against our rent receivables from commercial and residential tenants that we deem to be uncollectible. These allowances are based on management's estimate of receivables that will not be realized from cash receipts in subsequent periods. We also maintain an allowance for receivables arising from the straight-lining of rents. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. This estimate is calculated based on a three-year history of early tenant lease terminations as well as an estimate for expected activity of current tenants in the case of the straight-line rent adjustments. There is a risk that our estimate of the expected activity of current tenants may not accurately reflect future events. If the estimate does not accurately reflect future tenant vacancies, the reserve for straight-line rent receivable may be over or understated by the actual tenant vacancies that occur. We estimate the allowance for notes receivable based on our assessment of the collectibility of the note. Our assessment of collectibility is based largely on expected future cash flows estimated to be paid to our limited partners. If our estimate of expected future cash flows does not accurately reflect actual events, our reserve on notes receivable may be over or understated by the actual cash flows that occur. Our allowance for doubtful accounts, which includes our straight-line allowance, was $11,022,000 and $11,135,000, at January 31, 2006 and 2005, respectively.

For the year ended January 31, 2004 we reduced reserves by $10,418,000, related to notes receivable at certain residential properties. These reserves were reduced due to the occurrence of a series of events. In the course of evaluating these events and their effect on the collectibility of the notes, we used estimates. These estimates included, but were not limited to, estimated appraisal values as well as future cash flows at these properties. These estimates can be affected by market conditions at the time that will not only affect the appraisal value but operating cash flow projections. Had different estimates been applied, the amount of the reserves reversed might have been different than the amounts actually recorded. Due to the Company's implementation of Financial Accounting Standards Board (''FASB'') Interpretation Number (''FIN'') No. 46 (R) ''Consolidation of Variable Interest Entities,'' the balances of these notes and the respective reserves were eliminated.

**Historic Tax Credit Entities** – We have certain investments in properties that have received, or we believe are entitled to receive, historic tax credits on qualifying expenditures under section 47 of the Internal Revenue Code of 1986. We typically enter into these investments with sophisticated financial investors. In exchange for the financial investors' initial contribution into these investments, they are entitled to substantially all of the benefits derived from the historic tax credit. Typically, these arrangements have put/call provisions (usually after five to seven years) whereby we may be obligated (or entitled) to repurchase the financial investors' interest. Due to the economic structure and resulting economic substance, we have consolidated each of these properties in our consolidated financial statements, and have reflected the investors' contribution as a liability in our Consolidated Balance Sheets. As the amount that we might be obligated to pay upon redemption of the financial investors' interest is not readily determinable or estimable, we will record any gain from such redemption in our Consolidated Statements of Earnings in the period the transaction is consummated. If we expect the redemption to result in a loss, such amount will be recognized in the Consolidated Statements of Earnings when deemed probable and estimable. To date, we have not redeemed any of our financial investors' interests.

**Economic Lives** – Depreciation and amortization is generally computed on a straight-line method over the estimated useful life of the asset. The estimated useful lives of buildings and certain first generation tenant allowances that are considered by management as a component of the building are primarily 50 years. Subsequent tenant improvements are generally amortized over the life of the tenant's lease. This estimate is based on the length of time the asset is expected to generate positive operating cash flows. Actual events and circumstances can cause the life of the building and tenant improvement to be different than the estimates made. Additionally, lease terminations can affect the economic life of the tenant improvements. We believe the estimated useful lives and classification of the depreciation and amortization of fixed assets and tenant improvements are reasonable and follow industry standards.

**Asset Impairment** – We review our investment portfolio to determine if its carrying costs will be recovered from future undiscounted cash flows whenever events or changes indicate that recoverability of long-lived assets may not be assured. In cases where we do not expect to recover our carrying costs, an impairment loss is recorded as a provision for decline in real estate for assets in our real estate portfolio pursuant to the guidance established in SFAS No. 144. As part of the analysis to determine if an impairment loss has occurred, we are required to make estimates to determine future operating cash flows. If different estimates are applied in determining future operating cash flows, such as occupancy rates and rent and expense increases, we may not record an impairment loss, or may record a greater impairment loss on a property.

**Allowance for Projects Under Development** – We record an allowance for development project write-offs for our Projects Under Development (included in Real Estate, at cost on our Consolidated Balance Sheets). A specific project is written off against this allowance when it is determined by management that the project will not be developed. The allowance, which is consistently applied, is adjusted on a quarterly basis based on our actual development project write-off history. The allowance decreased by $3,500,000 for the year ended January 31, 2006 and increased by $900,000 for the year ended January 31, 2005. There was no change in the allowance for the year ended January 31, 2004. Any change in the allowance is reported in operating expenses in our Consolidated Statements of Earnings.

**Variable Interest Entities** – Effective February 1, 2004, we adopted FIN No. 46 (R). Under FIN No. 46 (R), we are required to consolidate a VIE if our interest in the VIE is such that we will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, or both. Calculating expected losses and/or expected residual returns involves estimating expected future cash flows. If different estimates are applied in determining future cash flows, such as the probability of the future cash flows and the risk free rate, we may have otherwise concluded on the consolidation method of an entity.

**Fiscal Year** – The years 2005, 2004 and 2003 refer to the fiscal years ended January 31, 2006, 2005 and 2004, respectively.

## Results of Operations

We report our results of operations by each of our three strategic business units as we believe this provides the most meaningful understanding of our financial performance. In addition to our three strategic business units, we have two additional segments: the Nets and Corporate Activities.

**Net Earnings** – Net earnings for the year ended January 31, 2006 were $83,519,000 versus $85,206,000 for the year ended January 31, 2005. Although we have substantial recurring revenue sources from our properties, we are a transactional-based business, which could create substantial variances in net earnings between periods. This variance to the prior year is primarily attributable to the following decreases, which are net of tax and minority interest:

- Decrease of $40,893,000 related to the 2004 gains on disposition of ten consolidated Residential properties, *Regency Towers, Woodlake, Bridgewater, Pavilion, Trellis at Lee's Mill, Hunting Park, Arboretum, Flatbush Avenue, Colony Woods,* and *Silver Hill* (refer to the ''Gain on Disposition of Rental Properties'' table in page 52 for further information related to these properties);
- Decrease of $13,745,000 related to Stapleton Land, LLC's retained interest in a trust. Of this amount, $12,445,000 was earned in 2004 but attributable to other comprehensive income (''OCI'') in previous fiscal years and deferred until 2004 under the cost recovery method. The remaining amount of $1,300,000 was earned and recognized during the year ended January 31, 2005;
- Decrease of $11,501,000 related to the 2004 gain on disposition of Lumber Group and a decrease of $4,545,000 related to Lumber Group's net earnings last year with no corresponding amount in the current year;
- Increase of $9,999,000 in losses from our equity investment in the New Jersey Nets basketball team, which we did not own during the first half of 2004;
- Decrease of $8,134,000 related to our development fee profit at *Twelve MetroTech Center* in Brooklyn, New York that did not recur at the same level in 2005;
- Decrease of $6,441,000 due to gains on disposition of equity method properties of $12,900,000 in 2005 for *Showcase,* a specialty retail center located in Las Vegas Nevada, *Colony Place,* an apartment community located in Fort Myers, Florida and *Flower Park Plaza,* an apartment community located in Santa Ana, California, offset by $19,341,000 on 2004 gains on disposition of *Manhattan Town Center Mall,* a regional mall located in Manhattan, Kansas, *Chapel Hill*

*Suburban,* a specialty retail center located in Akron, Ohio and *Chapel Hill Mall,* a regional mall located in Akron, Ohio; and

- Increase of $5,981,000 in interest expense as a result of the issuance of $150,000,000 senior notes in January of 2005.

These decreases were partially offset by the following increases in earnings, net of tax and minority interest:

- Increase of $26,830,000 related to the Commercial Group land sales, primarily at *Simi Valley* and *Victoria Gardens* in California;
- Increase of $26,505,000 related to the 2005 gains on disposition of three consolidated residential properties, *Enclave,* a 637-unit apartment community located in San Jose, California, and *Cherrywood Village* and *Ranchstone,* 360-unit and 368-unit apartment communities, respectively, located in Denver, Colorado;
- Increase of $23,706,000 related to land sales reported primarily in the Land Development Group primarily at *Grass Farms,* in Manatee County, Florida, *Central Station,* in Chicago, Illinois and *Stapleton,* in Denver, Colorado;
- Increase of $11,261,000 related to the prior year charge for cumulative effect of change in accounting principle as a result of our implementation of FIN No. 46 (R), which did not recur; and
- Increase of approximately $10,000,000 related to a favorable change in our 2005 effective tax rate due to tax law changes in the state of Ohio resulting in a one-time reduction of deferred income taxes.

Net earnings for the year ended January 31, 2005 were $85,206,000 versus $42,669,000 for the year ended January 31, 2004. This variance to prior year was primarily attributable to the following increases, net of tax and minority interest:

- Increase of $40,893,000 related to the 2004 gains on disposition of ten Residential consolidated properties, *Regency Towers, Woodlake, Bridgewater, Pavilion, Trellis at Lee's Mill, Hunting Park, Arboretum, Flatbush Avenue, Colony Woods,* and *Silver Hill;*
- Increase of $21,501,000 due to gains on disposition of equity method properties, which represents the net of $19,341,000 on 2004 gains on disposition of three equity method properties, *Manhattan Town Center Mall, Chapel Hill Suburban* and *Chapel Hill Mall* offset by $2,160,000 on 2003 loss on disposition of one equity method property, *Waterford Village,* a 576-unit apartment community located in Indianapolis, Indiana;
- Increase of $13,745,000 related to Stapleton Land, LLC's retained interest in a trust. Of this amount $12,445,000 was earned in 2004 but attributable to OCI in previous fiscal years and deferred until 2004 under the cost recovery method. The remaining amount of $1,300,000 was earned and recognized during the year ended January 31, 2005;
- Increase of $11,501,000 related to the 2004 gain on disposition of Lumber Group (net of $1,093,000 loss on the disposition of Babin Building Centers, Inc.); and
- Increase of $7,374,000 related to our development fee profit at *Twelve MetroTech Center,* which was substantially completed during 2004.

These increases were partially offset by the following decreases in earnings, net of tax and minority interest:

- Decrease of $11,261,000 related to the 2004 charge for cumulative effect of change in accounting principle as a result of our implementation of FIN No. 46 (R) on February 1, 2004;
- Increase of $8,149,000 in interest expense for the Commercial Group related to the consolidation of the following entities that were not previously consolidated prior to the implementation of FIN No. 46 (R); *Mall at Robinson,* in Pittsburgh, Pennsylvania, *Mall at Stonecrest,* in Atlanta, Georgia, and *M.K. Ferguson Plaza,* in Cleveland, Ohio;
- Decrease of $7,375,000 related to the Residential Group's 2003 reduction of reserves on accrued interest related to reserves for notes receivable from certain syndicated properties;

- Increase of $6,108,000 on our loss on our equity investment in the New Jersey Nets basketball team, which was purchased on August 16, 2004;
- Increase of $4,087,000 in interest expense as a result of the issuance of $100,000,000 senior notes in February of 2004; and
- Decrease of $3,897,000 related to the 2003 gains on disposition of three consolidated properties, *Laurels,* a 520-unit apartment community located in Justice, Illinois, *Vineyards,* a 336-unit apartment community located in Broadview Heights, Ohio, and *Trowbridge,* a 305-unit apartment community, located in Southfield, Michigan.

**Summary of Segment Operating Results** – The following tables present a summary of revenues from real estate operations, interest income, equity in earnings (loss) of unconsolidated entities, operating expenses and interest expense incurred by each segment for the years ended January 31, 2006, 2005 and 2004, respectively. See discussion of these amounts by segment in the narratives following the tables.

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | | *(in thousands)* | |
| **Revenues from Real Estate Operations** | | | |
| Commercial Group | **$ 752,710** | $ 691,700 | $ 566,424 |
| Commercial Group Land Sales | **125,938** | 11,410 | 18,905 |
| Residential Group | **214,258** | 190,283 | 134,006 |
| Land Development Group | **107,869** | 92,657 | 89,458 |
| The Nets | **–** | – | – |
| Corporate Activities | **–** | 4 | (9) |
| **Total Revenues from Real Estate Operations** | **$ 1,200,775** | $ 986,054 | $ 808,784 |
| **Interest Income** | | | |
| Commercial Group | **$ 4,614** | $ 7,135 | $ 5,547 |
| Residential Group | **3,965** | 3,444 | 15,839 |
| Land Development Group | **17,716** | 34,475 | 721 |
| The Nets | **–** | – | – |
| Corporate Activities | **1,800** | 248 | 552 |
| **Total Interest Income** | **$ 28,095** | $ 45,302 | $ 22,659 |
| **Equity in Earnings (Loss) of Unconsolidated Entities** | | | |
| Commercial Group | **$ 24,638** | $ 41,005 | $ 11,215 |
| Residential Group | **13,814** | 7,802 | 10,192 |
| Land Development Group | **41,304** | 16,454 | 10,330 |
| The Nets | **(24,534)** | (10,889) | – |
| Corporate Activities | **(21)** | 20 | 14 |
| **Total Equity in Earnings of Unconsolidated Entities** | **$ 55,201** | $ 54,392 | $ 31,751 |
| **Operating Expenses** | | | |
| Commercial Group | **$ 382,032** | $ 344,988 | $ 292,999 |
| Cost of Commercial Group Land Sales | **65,675** | 10,078 | 17,893 |
| Residential Group | **145,219** | 123,132 | 87,344 |
| Land Development Group | **64,463** | 55,126 | 58,474 |
| The Nets | **–** | – | – |
| Corporate Activities | **36,907** | 33,952 | 24,690 |
| **Total Operating Expenses** | **$ 694,296** | $ 567,276 | $ 481,400 |
| **Interest Expense** | | | |
| Commercial Group | **$ 174,324** | $ 157,790 | $ 127,232 |
| Residential Group | **46,182** | 37,488 | 22,647 |
| Land Development Group | **7,606** | 7,161 | 3,098 |
| The Nets | **–** | – | – |
| Corporate Activities | **45,003** | 35,795 | 26,583 |
| **Total Interest Expense** | **$ 273,115** | $ 238,234 | $ 179,560 |

*Commercial Group*

**Revenues from Real Estate Operations** — Revenues from real estate operations for the Commercial Group increased by $175,538,000, or 25.0%, for the year ended January 31, 2006 over the same period in the prior year. This increase was primarily the result of:

- Increase of $48,716,000 related to new property openings, as noted in the first table below;
- Increase of $6,147,000 primarily related to an increase in occupancy at *Embassy Suites Hotel* in Manhattan, New York and an increase in rates in a majority of our entire hotel portfolio;
- Increase of $114,528,000 related to commercial land sales primarily at *Simi Valley* in Simi Valley, California, *Twelve MetroTech Center* in Brooklyn, New York, *Wadsworth, Victoria Gardens* in Rancho Cucamonga, California, *Promenade Bolingbrook* in Bolingbrook, Illinois and Salt Lake City; and
- Increase of $4,528,000 related to the sale of a development project in Las Vegas, Nevada.

These increases were partially offset by the following decrease:

- Decrease of $22,586,000 related to development fee revenue at *Twelve MetroTech Center,* that was earned in the prior year and did not recur at the same level.

The balance of the remaining increase in revenues from real estate operations of approximately $24,205,000 was generally due to fluctuations in mature properties.

Revenues from real estate operations for the Commercial Group increased by $117,781,000, or 20.1%, for the year ended January 31, 2005 over the same period in the prior year. This increase was primarily the result of:

- Increase of $67,399,000 related to new property openings, as noted in the second table below;
- Increase $9,552,000 in our hotel portfolio of primarily related to an increase in occupancy and rates;
- Increase of $10,605,000 in commercial land sales primarily at *Antelope Valley* in Palmdale, California, *Saddle Rock Village* in Aurora Colorado, and *Northfield at Stapleton* in Denver Colorado;
- Increase of $42,752,000 related to the consolidation of the following entities that were not previously consolidated prior to the implementation of FIN No. 46 (R): *Mall at Robinson* in Pittsburgh, Pennsylvania, *Mall at Stonecrest* in Atlanta, Georgia, and *M.K. Ferguson Plaza* in Cleveland, Ohio (See the ''Variable Interest Entities'' section of the MD&A); and
- Increase of $20,331,000 primarily related to development fee revenue at *Twelve MetroTech Center,* which was substantially completed during 2004.

These increases were partially offset by the following decreases:

- Decrease of $18,100,000 related to the sale of land in Queens, New York in 2003; and
- Decrease of $10,318,000 related to insurance proceeds at the *Embassy Suites Hotel* in Manhattan, New York recognized in 2003.

The balance of the remaining decrease in revenues from real estate operations of approximately $4,440,000 was generally due to fluctuations in mature properties.

**Operating and Interest Expenses** — Operating expenses increased $92,641,000, or 26.1%, for the year ended January 31, 2006 over the same period in the prior year. This increase was primarily the result of:

- Increase of $17,593,000 related to new property openings, as noted in the first table below;
- Increase of $4,667,000 primarily related to an increase in occupancy at *Embassy Suites Hotel* in Manhattan, New York;
- Increase of $55,597,000 related to commercial land sales primarily at *Simi Valley, Twelve MetroTech Center, Wadsworth, Victoria Gardens, Promenade Bolingbrook,* and Salt Lake City;
- Increase of approximately $1,542,000 related to the Commercial Group's allocated share of a write-off of a portion of our enterprise resource planning project; and
- Increase of $2,836,000 related to non-capitalizable promotional costs for new development projects.

These increases were partially offset by the following decrease:

- Decrease of $6,460,000 in project write-offs of abandoned development projects.

The balance of the remaining increase in operating expenses of approximately $16,866,000 was generally due to fluctuations in mature properties and general operating activities.

Operating expenses increased $44,174,000, or 14.2%, for the year ended January 31, 2005 over the same period in the prior year. This increase in operating expenses was primarily the result of:

- Increase of $22,532,000 related to new property openings, as noted in the second table below;
- Increase of $428,000 in our hotel portfolio primarily related to an increase in occupancy;
- Increase of $19,411,000 related to the consolidation of the following entities that were not previously consolidated prior to the implementation of FIN 46 No. 46 (R): *Mall at Robinson, Mall at Stoncecrest,* and *M.K Ferguson Plaza;* and
- Increase of $9,691,000 related to commercial land sales primarily at *Antelope Valley, Saddle Rock Village,* and *Northfield at Stapleton.*

These increases were partially offset by the following decrease:

- Decrease of $17,605,000 related to the sale of land in Queens, New York in 2003.

The balance of the remaining increase in operating expenses of approximately $9,717,000 was generally due to fluctuations in mature properties and general operating activities.

Interest expense for the Commercial Group increased by $16,534,000, or 10.5%, during the year ended January 31, 2006 compared to the same period in the prior year. The increase is primarily attributable to openings of the properties in the first table listed below. Interest expense for the Commercial Group increased by $30,558,000, or 24.0%, during the year ended January 31, 2005 compared to the same period in the prior year. The increase was primarily attributable to the consolidation of three properties listed above that were previously accounted for under the equity method of accounting prior to the implementation of FIN No. 46 (R) and the opening of the properties listed in the second table below.

The following table presents the increases in revenue and operating expenses incurred by the Commercial Group for newly-opened properties for the year ended January 31, 2006 compared to the same period in the prior year (dollars in thousands):

| Property | Location | Quarter/Year Opened/Acquired | Square Feet | Revenue from Real Estate Operations | Operating Expenses |
|---|---|---|---|---|---|
| **Retail Centers:** | | | | | |
| Northfield at Stapleton Phase I | Denver, Colorado | Q4-2005 | 400,000 | $ 330 | $ 264 |
| Simi Valley Town Center | Simi Valley, California | Q3-2005 | 660,000 | 4,000 | 2,632 |
| Saddle Rock Village | Aurora, Colorado | Q1-2005 | 354,000 | 900 | 495 |
| Quartermaster Plaza | Philadelphia, Pennsylvania | Q3-2004 | 459,000 | 5,920 | 1,884 |
| Victoria Gardens | Rancho Cucamonga, California | Q3-2004 | 1,034,000 | 19,584 | 5,211 |
| Atlantic Terminal | Brooklyn, New York | Q2-2004 | 373,000 | 2,037 | 608 |
| Brooklyn Commons | Brooklyn, New York | Q2-2004 | 151,000 | 550 | (11) |
| **Office Buildings:** | | | | | |
| Ballston Common Office Center | Arlington, Virginia | Q2-2005 | 176,000 | 4,310 | 1,602 |
| Twelve MetroTech Center (330 Jay Street) | Brooklyn, New York | Q4-2004 | 177,000 | – | 929 |
| University of Pennsylvania | Philadelphia, Pennsylvania | Q4-2004 | 123,000 | 4,871 | 882 |
| Atlantic Terminal (2 Hanson Place) | Brooklyn, New York | Q2-2004 | 399,000 | 6,214 | 3,097 |
| **Total** | | | | **$ 48,716** | **$ 17,593** |

The following table presents the increases in revenue and operating expenses incurred by the Commercial Group for newly-opened properties for the year ended January 31, 2005 compared to the same period in the prior year (dollars in thousands):

| Property | Location | Quarter/Year Opened | Square Feet | Revenue from Real Estate Operations | Operating Expenses |
|---|---|---|---|---|---|
| **Retail Centers:** | | | | | |
| Quartermaster Plaza | Philadelphia, Pennsylvania | Q3-2004 | 459,000 | $ 1,435 | $ 500 |
| Victoria Gardens | Rancho Cucamonga, California | Q3-2004 | 1,034,000 | 4,857 | 2,308 |
| Atlantic Terminal | Brooklyn, New York | Q2-2004 | 373,000 | 7,947 | 3,490 |
| Brooklyn Commons | Brooklyn, New York | Q2-2004 | 151,000 | 1,651 | 43 |
| Short Pump Town Center (1) | Richmond, Virginia | Q3-2003 | 1,251,000 | 19,881 | 7,106 |
| **Office Buildings:** | | | | | |
| University of Pennsylvania | Philadelphia, Pennsylvania | Q4-2004 | 123,000 | 2,431 | 872 |
| Twelve MetroTech Center | Brooklyn, New York | Q4-2004 | 177,000 | – (2) | – (2) |
| Atlantic Terminal | Brooklyn, New York | Q2-2004 | 399,000 | 9,303 | 2,724 |
| Harlem Center | Manhattan, New York | Q4-2003 | 146,000 | 3,394 | 1,245 |
| Fifteen MetroTech Center | Brooklyn, New York | Q2-2003 | 653,000 | 12,619 | 3,692 |
| 40 Landsdowne Street | Cambridge, Massachusetts | Q2-2003 | 215,000 | 3,881 | 552 |
| **Total** | | | | **$ 67,399** | **$ 22,532** |

(1) This property was consolidated in accordance with FIN No. 46 (R) effective February 1, 2004.
(2) This property opened in January 2005.

***Residential Group***

**Revenues from Real Estate Operations** – Revenues from real estate operations for the Residential Group increased by $23,975,000, or 12.6%, during the year ended January 31, 2006 compared to the same period in the prior year. This increase was primarily the result of:

- Increase of $7,145,000 related to new property openings, as noted in the first table below;
- Increase of $4,896,000 related to fees earned from the new management of U.S. Navy family housing at Hawaii's Pearl Harbor and in Midwest Chicago;

- Increase of $4,882,000 related to an increase in occupancy primarily at the following properties: *Mount Vernon Square* in Alexandria, Virginia, *Grand* in North Bethesda, Maryland, *One Franklintown* in Philadelphia, Pennsylvania, and *Sterling Glen of Darien* in Darien, Connecticut;
- Increase of $3,125,000 due to the consolidation of three properties previously accounted for on the equity method of accounting as a result of the buyout of a partner on these properties; and
- Increase of $805,000 related to a land sale at *Tobacco Row*.

These increases were partially offset by the following decrease:

- Decrease of $1,100,000 from the sale of a parcel of land in Salem, Massachusetts in the prior year.

The balance of the remaining increase of approximately $4,222,000 was generally due to fluctuations in mature properties.

Revenues from real estate operations for the Residential Group increased by $56,277,000, or 42.0%, during the year ended January 31, 2005 compared to the same period in the prior year. This increase was primarily the result of:

- Increase of $7,018,000 related to new property openings and acquisitions, as noted in the second table below;
- Increase of $22,989,000 due to the consolidation of three properties previously accounted for on the equity method of accounting as a result of the buyout of a partner on these properties;
- Increase of $15,416,000 due to the consolidation of five properties previously accounted for on the equity method of accounting as a result of an amendment to the partnership agreements;
- Increase of $22,547,000 due to the consolidation of seven properties that were unconsolidated prior to the implementation of FIN No. 46 (R); and
- Increase of $1,100,000 from the sale of a parcel of land in Salem, Massachusetts.

These increases were partially offset by the following decreases:

- Decrease of $3,517,000 related to the recognition in the prior comparable period of interest income from a participating note receivable;
- Decrease of $6,191,000 due to the deconsolidation of five properties that were consolidated prior to the implementation of FIN No. 46 (R); and
- Decrease of $3,113,000 from the sale of a parcel of land in Long Island, New York.

The balance of the remaining increase of approximately $28,000 was generally due to fluctuations in mature properties.

**Operating and Interest Expenses** – Operating expenses for the Residential Group increased by $22,087,000, or 17.9%, during the year ended January 31, 2006 compared to the same period in the prior year. This increase was primarily the result of:

- Increase of $8,151,000 related to new property openings, as noted in the first table below;
- Increase of $1,860,000 from damages incurred at *Emerald Palms* in Miami, Florida and *Forest Trace* in Lauderhill, Florida from hurricanes Katrina and Wilma;
- Increase of $1,590,000 related to three properties previously accounted for under the equity method of accounting as a result of the buyout of the partner on these properties;
- Increase of $1,022,000 related to marketing expenses for the following properties under construction: *Sterling Glen of Roslyn* in Roslyn, New York, *Dallas Mercantile* in Dallas, Texas; *Sky 55* and *1251 S. Michigan*, both located in Chicago, Illinois.

- Increase of $908,000 related to Residential Group's allocated share of a write-off of a portion of our enterprise resource planning project;
- Increase of $654,000 related to management expenditures associated with military housing fee income; and
- Increase of $291,000 related to a land sale at *Tobacco Row*.

These increases were partially offset by the following decrease:

- Decrease of $661,000 related to the sale of a parcel of land in Salem, Massachusetts in the prior year.

The balance of the remaining increase of approximately $8,272,000 was generally due to fluctuations in mature properties and general operating activities.

Operating expenses for the Residential Group increased by $35,788,000, or 41.0%, during the year ended January 31, 2005 compared to the same period in the prior year. This increase was primarily the result of:

- Increase of $12,823,000 related to seven properties that were unconsolidated prior to the implementation of FIN No. 46 (R);
- Increase of $11,483,000 related to three properties previously accounted for under the equity method of accounting as a result of the buyout of the partner on these properties;
- Increase of $7,143,000 related to five properties previously accounted for on the equity method of accounting as the result of an amendment to the partnership agreements;
- Increase of $6,012,000 related to new property openings and acquisitions, as noted in the second table below; and
- Increase of $661,000 related to the sale of a parcel of land in Salem, Massachusetts.

These increases in operating expenses were partially offset by the following decreases:

- Decrease of $3,769,000 relating to the deconsolidation of five properties that were consolidated prior to the implementation of FIN No. 46 (R);
- Decrease of $3,554,000 related to the sale of a parcel of land in Long Island, New York; and
- Decrease of $961,000 in project write-offs of abandoned development projects compared to the prior year.

The balance of the remaining increase of approximately $5,950,000 was generally due to fluctuations in mature properties and general operating activities.

Interest expense for the Residential Group increased by $8,694,000, or 23.2%, during the year ended January 31, 2006 compared to the same period in the prior year. The increase is primarily attributable to openings of properties in the first table below and an increase in variable interest rates. Interest expense for the Residential Group increased by $14,841,000, or 65.5%, during the year ended January 31, 2005 compared to the same period in the prior year. Interest expense increased by $4,472,000 due to the consolidation of several properties that were previously accounted for on the equity method of accounting and $5,797,000 related to properties that were previously unconsolidated prior to the implementation of FIN No. 46 (R). The remaining increase of $4,572,000 is primarily attributable to openings and acquisitions of properties in the second table below.

The following table presents the increases in revenue and operating expenses incurred by the Residential Group for newly-opened properties which have not yet reached stabilization for the year ended January 31, 2006 compared to the same period in the prior year (dollars in thousands):

| Property | Location | Quarter/Year Opened/Acquired | Number of Units | Revenue from Real Estate Operations | Operating Expenses |
|---|---|---|---|---|---|
| Sterling Glen of Lynbrook | Lynbrook, New York | Q4-2005 | 100 | $ 656 | $ 1,306 |
| 100 Landsdowne Street | Cambridge, Massachusetts | Q3-2005 | 203 | 369 | 1,411 |
| Ashton Mill | Providence, Rhode Island | Q3-2005 | 193 | 282 | 985 |
| Metro 417 | Los Angeles, California | Q2-2005 | 277 | 501 | 1,437 |
| 23 Sidney Street | Cambridge, Massachusetts | Q1-2005 | 51 | 427 | 565 |
| Emerald Palms Expansion | Miami, Florida | Q2-2004 | 86 | 719 | 302 |
| East 29th Avenue Town Center | Denver, Colorado | Q1-2004 | 156 (1) | 1,202 | 638 |
| Sterling Glen of Rye Brook | Rye Brook, New York | Q1-2004 | 165 | 2,989 | 1,507 |
| **Total** | | | | **$ 7,145** | **$ 8,151** |

(1) Project also includes 141,000 square feet (57,000 square feet of owned/managed by us) of retail and 34,000 square feet of office space, which is included in the amounts above.

The following table presents the increases in revenue and operating expenses incurred by the Residential Group for newly-opened or acquired properties for the year ended January 31, 2005 compared to the same period in the prior year (dollars in thousands):

| Property | Location | Quarter/Year Opened/Acquired | Number of Units | Revenue from Real Estate Operations | Operating Expenses |
|---|---|---|---|---|---|
| Emerald Palms Expansion | Miami, Florida | Q2-2004 | 86 | $ 430 | $ 191 |
| East 29th Avenue Town Center | Denver, Colorado | Q1-2004 | 156 (2) | 2,322 | 1,419 |
| Sterling Glen of Rye Brook | Rye Brook, New York | Q1-2004 | 165 | 2,404 | 3,594 |
| Consolidated-Carolina | Richmond, Virginia | Q2-2003 | 158 | 1,320 | 495 |
| **Federally Assisted Housing (FAH) Properties** | | | | | |
| Grove | Ontario, California | Q3-2003 (1) | 101 | 490 | 218 |
| Independence Place II | Parma Heights, Ohio | Q1-2003 (1) | 201 | 55 | 53 |
| Plymouth Square | Detroit, Michigan | Q1-2003 (1) | 280 | (3) | 42 |
| **Total** | | | | **$ 7,018** | **$ 6,012** |

(1) Acquired property
(2) Project also includes 141,000 total square feet (57,000 square feet of owned/managed by us) of retail and 34,000 square feet of office space, which is included in the amounts above.

### *Land Development Group*

**Revenues from real estate operations** – Land sales and the related gross margins vary from period to period depending on market conditions relating to the disposition of significant land holdings. Interest income for the Land Development Group is discussed beginning on page 44. Revenues from real estate operations for the Land Development Group increased by $15,212,000 for the year ended January 31, 2006 compared to the same period in the prior year. This increase is primarily the result of:

- Increase of $14,444,000 in land sales at *Stapleton* in Denver, Colorado;
- Increase of $6,758,000 in land sales at *Suncoast Lakes* in Pasco County, Florida; and
- Increase of $5,170,000 in land sales primarily at three major land development projects, *Waterbury* in North Ridgeville, Ohio, *LaDue Reserve* in Mantua, Ohio and *New Haven* in Barberton, Ohio, combined with several smaller sales increases at various land development projects.

These increases were partially offset by the following decrease:

- Decrease of $11,160,000 primarily at five major land development projects, *Central Station* in Chicago, Illinois, *Mill Creek* in Bethel Township, South Carolina, *Thornbury* in Solon, Ohio, *Creekstone* in Copley, Ohio and *Wheatfield Lakes* in Wheatfield, New York, combined with several smaller sales decreases at various other land development projects.

Revenues from real estate operations for the Land Development Group increased by $3,199,000 for the year ended January 31, 2005 compared to the same period in the prior year. This increase is primarily the result of:

- Increase of $13,237,000 in land sales primarily at four major land development projects, *Central Station, Waterbury, Creekstone* and *Suncoast Lakes,* combined with several smaller sales increases at various land development projects;
- Increase of $12,951,000 in land sales at *Stapleton;* and
- Increase of $8,258,000 in land sales related to the consolidation of the *Thornbury* land development project that was previously accounted for on the equity method of accounting prior to the implementation of FIN No. 46 (R).

These increases were partially offset by the following decreases:

- Decrease of $30,000,000 related to the 2003 sale of the *Hawk's Haven* subdivision in Fort. Myers, Florida; and
- Decrease of $1,247,000 which is comprised of smaller sales decreases at various land development projects.

**Operating and Interest Expenses** – Operating expenses increased by $9,337,000 for the year ended January 31, 2006 compared to the same period in the prior year. This increase is primarily the result of:

- Increase of $7,974,000 primarily at four major land development projects, *Central Station, LaDue Reserve, Waterbury,* and *New Haven,*combined with several smaller expense increases at various land development projects;
- Increase of $5,581,000 at *Stapleton;* and
- Increase of $3,545,000 at *Suncoast Lakes.*

These increases were partially offset by the following decrease:

- Decrease of $7,763,000 primarily at three major land development projects, *Thornbury, Wheatfield Lake* and *Creekstone* combined with several other expense decreases at various land development projects.

Operating expenses decreased by $3,348,000 during the year ended January 31, 2005 compared to the same period in the prior year. This decrease was primarily the result of:

- Decrease of $17,000,000 related to cost of the *Hawk's Haven* subdivision sold in 2003; and
- Decrease of $3,601,000, which is comprised of smaller expense decreases at various land development projects.

These decreases were partially offset by the following increases:

- Increase of $12,211,000 primarily related to four major land development projects, *Stapleton, Waterbury, Creekstone* and *Suncoast Lakes,* combined with several smaller increases at various land development projects; and
- Increase of $5,042,000 related to the consolidation of the *Thornbury*land development project that was previously accounted for on the equity method of accounting prior to the implementation of FIN No. 46 (R).

Interest expense increased by $445,000 for the year ended January 31, 2006 compared to the same period in the prior year. Interest expense increased by $4,063,000 for the year ended January 31, 2005 compared to the same period in the prior year. Interest expense varies from year to year depending on the level of interest-bearing debt within the Land Development Group.

*The Nets*

Our equity investment in the Nets incurred a pre-tax loss of $24,534,000 for the year ended January 31, 2006 and a pre-tax loss of $10,889,000 for the period August 16, 2004 (inception) through January 31, 2005 representing an increase of $13,645,000 over the partial period of the previous year. This increase in the loss substantially relates to the fact that the Nets investment closed on August 16, 2004, with fiscal year 2004 results reflecting a shortened period compared to fiscal year 2005.

Included in the loss for the year ended January 31, 2006 is approximately $16,213,000 of amortization, at our share, of certain assets related to the purchase of the team and insurance premiums purchased on policies related to the standard indemnification required by the NBA. The remainder of the loss substantially relates to the operations of the team. The basketball team's current year cash losses have been funded by draws on the team's credit facilities.

*Corporate Activities*

**Operating and Interest Expenses** – Operating expenses for Corporate Activities increased $2,955,000 in 2005 compared to 2004 and increased $9,262,000 in 2004 compared to 2003. The increase in operating expenses in 2005 over 2004 includes a $1,000,000 charitable contribution to the Tulane University Katrina Relief Fund. The increase is also attributable to $2,600,000 in incentive costs, $560,000 related to the write-off of a portion of enterprise resource planning project, $360,000 related to our insurance program, $177,000 related to registration costs of the stock split and the remaining amount related to general corporate expenses. These increases were partially offset by a reduction of $3,035,000 in costs related to our compliance with Section 404. Operating expenses for 2004 increased over 2003 primarily related to approximately $7,200,000 in consulting fees related to our compliance with Section 404, $800,000 related to our insurance program, $400,000 in incentive and severance costs and the remaining amount related to general corporate expenses.

Interest expense for Corporate Activities consists primarily of interest expense on the senior notes and the bank revolving credit facility, excluding the portion allocated to the Land Development Group (see the ''Financial Condition and Liquidity'' section of the MD&A). Interest expense increased by $9,208,000 in 2005 compared to 2004 primarily related to the issuance of an additional $150,000,000 of senior notes at 6.5% in a public offering in January 2005. Interest expense increased by $9,212,000 in 2004 compared to 2003 primarily related to the issuance of senior notes of $300,000,000 at 7.625% and $100,000,000 at 7.375% in public offerings in May 2003 and February 2004, respectively.

*Other Activity*

The following items are discussed on a consolidated basis.

**Interest Income**

Interest income was $28,095,000 for the year ended January 31, 2006 compared to $45,302,000 for the year ended January 31, 2005 representing a decrease of $17,207,000. This decrease was primarily the result of the following:

- Land Development Group
  - Decrease of $25,262,000 related to the recognition of income on Stapleton Land, LLC's, a consolidated subsidiary, retained interest in a trust holding bonds of $145,000,000. As the bonds were successfully removed from the trust, Stapleton Land, LLC recognized $25,262,000 of interest income during the year ended January 31, 2005. Of this amount, $22,870,000 was recognized in other comprehensive income, but deferred under the cost recovery method, until 2004 upon receipt of the proceeds. Stapleton Land, LLC is not obligated to pay, nor is it entitled to, any further amounts related to this retained interest (see the ''Financing Arrangements'' section of the MD&A); and
  - Decrease of $408,000 related to interest income earned by Stapleton Land II, LLC on the Residual Interest Tax-Exempt Securities Receipts (''RITES'') and the collateral (see the ''Financing Arrangements'' section of the MD&A).

These decreases were partially offset by the following increases:

- Land Development Group
  - Increase of $516,000 related to interest income earned by Stapleton Land II, LLC on the collateral and the 1% fee related to an agreement on the $65,000,000 Senior Subordinate Limited Property Tax Supported Revenue Refunding and Improvement Bonds (''Senior Subordinate Bonds'') (see the ''Financing Arrangements'' section of the MD&A);
  - Increase of $5,618,000 related to changes in the fair value of a derivative held by Stapleton Land, LLC on the Denver Urban Renewal Authority (''DURA'') bonds (see the ''Financing Arrangements'' section of the MD&A);
  - Increase of $2,546,000 related to interest income and changes in the fair value of a derivative held by Stapleton Land, LLC on an interest rate swap related to the $75,000,000 Tax Increment Financing (''TIF'') bonds (see the ''Financing Arrangements'' section of the MD&A); and
  - Increase of $466,000 related to interest income earned by Stapleton Land, LLC's other financing arrangements.
- Corporate Activities
  - Increase of $1,543,000 which primarily relates to additional cash investments generated from the issuance of $150,000,000 6.50% senior notes in January 2005.

The balance of the remaining decrease of approximately $2,226,000 was due to other general investing activities.

Interest income was $45,302,000 for the year ended January 31, 2005 compared to $22,659,000 for the year ended January 31, 2004 representing an increase of $22,643,000. This increase was primarily the result of the following:

- Increase of $25,262,000 related to the recognition of income on Stapleton Land, LLC's retained interest in a trust holding bonds totaling $145,000,000. As the bonds were successfully removed from the trust, Stapleton Land, LLC recognized $25,262,000 of interest income during the year ended January 31, 2005. Stapleton Land, LLC is not obligated to pay, nor is entitled to, any further amounts related to this retained interest;
- Increase of $4,055,000 related to interest income earned by Stapleton Land, LLC on an interest rate swap related to the $75,000,000 TIF bonds;
- Increase of $3,078,000 related to interest income earned by Stapleton Land II, LLC on the RITES and the collateral;
- Increase of $813,000 related to interest income earned by Stapleton Land, LLC on the DURA bonds; and
- Increase of $670,000 related to interest income related to Stapleton Land, LLC's other financing arrangements.

These increases were partially offset by the following decrease:

- Residential Group
  - Decrease of $12,201,000 related to a prior year reduction of reserves on accrued interest related to reserves for notes receivable from certain syndicated properties.

The balance of the remaining increase of approximately $966,000 was due to other general investing activities.

**Equity in Earnings of Unconsolidated Entities**

Equity in earnings of unconsolidated entities was $55,201,000 for the year ended January 31, 2006 compared to $54,392,000 for the year ended January 31, 2005, representing an increase of $809,000. This increase was primarily the result of the following activities that occurred within our investments in unconsolidated entities:

– Commercial Group

- Increase of $13,145,000 related to our portion of the gain on disposition of *Showcase,* a specialty retail center located in Las Vegas, Nevada.

– Residential Group

- Increase of $5,352,000 related to our portion of the gain on disposition of *Colony Place,* an apartment community located in Fort Myers, Florida; and
- Increase of $2,526,000 related to our portion of the gain on disposition of *Flower Park Plaza,* an apartment community located in Santa Ana, California.

– Land Development Group

- Increase of $11,416,000 related to increased land sales at *Central Station,* located in Chicago, Illinois;
- Increase of $10,566,000 related to increased land sales at *Grass Farms,* located in Manatee County, Florida; and
- Increase of $3,528,000 related to increased land sales at *Gladden Farms,* located in Marana, Arizona.

These increases were partially offset by the following decreases:

– Commercial Group

- Decrease of $31,996,000 related to our portion of the gains on disposition of *Chapel Hill Mall,* a regional mall located in Akron, Ohio, *Chapel Hill Suburban,* a specialty retail center located in Akron, Ohio, and *Manhattan Town Center,* a regional mall located in Manhattan, Kansas, that occurred in the second quarter of 2004.

– The Nets

- Decrease of $13,645,000 due to the pre-tax loss related to our equity investment in the Nets. Included in the loss for 2005 is approximately $16,213,000 of amortization of certain assets related to the purchase of the team and insurance premiums purchased on policies related to the standard indemnification required by the NBA. The basketball team's current year cash losses have been funded by draws on the team's credit facilities.

The balance of the remaining decrease of approximately $83,000 was due to fluctuations in the operations of equity method investments.

Equity in earnings of unconsolidated entities was $54,392,000 for the year ended January 31, 2005 compared to $31,751,000 for the year ended January 31, 2004 representing an increase of $22,641,000. This increase was primarily the result of the following:

– Commercial Group

- Increase of $28,858,000 related to our portion of the gain on disposition of *Chapel Hill Mall* and *Chapel Hill Suburban;* and
- Increase of $3,138,000 related to our portion of the gain on disposition of *Manhattan Town Center Mall.*

– Residential Group

- Increase of $3,573,000 related to our portion of the loss on disposition in 2003 of *Waterford Village,* an apartment community located in Indianapolis, Indiana that did not recur in 2004.

– Land Development Group

- Increase of $5,677,000 in land sales primarily at two major land development projects, *Central Station* and *Sweetwater Ranch* in Austin, Texas, combined with several smaller sales increases at various land development projects; and

- Increase of $4,621,000 related to a non-recurring charge for the provision for decline in real estate recorded on a land development project in the fourth quarter of 2003. This impairment was the result of changes in our estimate of the project's net realizable value due to changes in sales projections as well as changes in our estimate of the overall recoverability of the project. This did not recur in 2004.

These increases were partially offset by the following decreases:

– Commercial Group

  - Decrease of $1,140,000 related to the consolidation of *Mall at Robinson* in Pittsburgh, Pennsylvania, *Short Pump Town Center* in Richmond, Virginia and *Mall at Stonecrest* in Atlanta, Georgia, which were previously accounted for under the equity method of accounting prior to the implementation of FIN No. 46 (R).

– Residential Group

  - Decrease of $6,042,000 due to the consolidation of ten properties in the third quarter of 2003, which were previously accounted for on the equity method of accounting resulting from the amending of partnership agreements.

– Land Development Group

  - Decreases of $5,146,000 in land sales primarily at two major land development projects, *Paseo del Este* in El Paso, Texas, and *Seven Hills* in Henderson, Nevada, combined with several smaller sales decreases at various land development projects.

– The Nets

  - Decrease of $10,889,000 due to the pre-tax loss related to our investment in the Nets. The loss primarily relates to amortization of certain assets related to the purchase of the team in August 2004 and insurance premiums purchased on policies related to the standard indemnification required by the NBA.

The balance of the remaining decrease of approximately $9,000 was due to fluctuations in the operations of equity method investments.

**Amortization of Mortgage Procurement Costs**

Mortgage procurement costs are amortized on a straight-line basis over the life of the related nonrecourse mortgage debt, which approximates the effective interest method. For the years ended January 31, 2006, 2005 and 2004, we recorded amortization of mortgage procurement costs of $12,547,000, $13,427,000 and $9,548,000, respectively. Amortization of mortgage procurement costs decreased $880,000 for the year ended January 31, 2006 compared to the same period in the prior year. Amortization of mortgage procurement costs increased $3,879,000 for the year ended January 31, 2005 compared to the same period in the prior year. This increase is primarily attributable to the increase in nonrecourse mortgage debt as a result of the openings of new properties as well as the consolidation of several entities as a result of the implementation of FIN No. 46 (R) (see the ''Variable Interest Entities'' section of the MD&A).

**Early Extinguishment of Debt**

For the years ended January 31, 2006 and 2005, we recorded $7,415,000 and $5,082,000, respectively, as loss on early extinguishment of debt, which primarily represents the impact of early extinguishment of nonrecourse mortgage debt in order to secure more favorable financing terms. For the year ended January 31, 2004, we recorded $10,718,000 as loss on early extinguishment of debt. This amount was primarily the result of the payment in full of our $200,000,000 8.5% senior notes due in 2008 at a premium of 104.25% for a loss on extinguishment of $8,500,000 related to a redemption premium and approximately $3,000,000 related to the write-off of unamortized debt issue costs. These charges were offset, in part, by net gains on early extinguishment of debt of approximately $800,000 on several residential properties.

The following table summarizes early extinguishment of debt included in discontinued operations.

| | | Years Ended January 31, | | |
|---|---|---|---|---|
| | | **2006** | 2005 | 2004 |
| | | (in thousands) | | |
| Enclave | San Jose, California | **$ 948** | $ – | $ – |
| Ranchstone | Denver, Colorado | **565** | – | – |
| Cherrywood Village | Denver, Colorado | **546** | – | – |
| Hilton Times Square | Manhattan, New York | **510** | – | – |
| Bridgewater | Hampton, Virginia | **–** | 1,557 | – |
| Trellis at Lee's Mill | Newport News, Virginia | **–** | 624 | – |
| Woodlake | Silver Spring, Maryland | **–** | 238 | – |
| Regency Towers | Jackson, New Jersey | **–** | 157 | – |
| Laurels | Justice, Illinois | **–** | – | 145 |
| Vineyards | Broadview Heights, Ohio | **–** | – | 45 |
| **Total** | | **$ 2,569** | $ 2,576 | $ 190 |

### Provision for Decline in Real Estate

We review our investment portfolio to determine if our carrying costs will be recovered from future undiscounted cash flows whenever events or changes indicate that recoverability of long-lived assets may not be assured. In cases where we do not expect to recover our carrying costs, an impairment loss is recorded as a provision for decline in real estate for assets in our real estate portfolio pursuant to the guidance established in SFAS No. 144.

We recorded a provision for decline in real estate of $7,874,000, $-0- and $2,134,000 for the years ended January 31, 2006, 2005 and 2004, respectively. For the year ended January 31, 2006, we recorded a provision for decline in real estate in the Land Development Group of $1,330,000 related to *Rockport Square*, a 174,000 square-foot residential and retail development project located in Lakewood, Ohio, a provision of $256,000 related to *Syracuse Village*, an affordable housing community located in Denver, Colorado and a provision of $188,000 related to *Kline's Farm*, a 378 acre planned residential community located in Girard, Ohio. We also recorded a provision of $4,600,000 related to *Sterling Glen of Forest Hills*, an 84-unit supported living Residential community located in Queens, New York and $1,500,000 related to the *Ritz Carlton*, a 206 room Commercial hotel located in Cleveland, Ohio.

For the year ended January 31, 2004, we recorded a provision for decline in real estate of $1,624,000 related to land held by the Residential Group and a provision of $510,000 related to *G Street*, a 13,000 square-foot specialty retail center located in Philadelphia, Pennsylvania. These provisions represent a write down to the estimated fair value, less cost to sell, due to a change in events (which typically include an unexpected sales offer, loss of a significant tenant or decreased unit sales) related to the estimated future cash flows.

### Depreciation and Amortization

We recorded depreciation and amortization of $174,792,000, $153,085,000 and $106,249,000 for the years ended January 31, 2006, 2005 and 2004, respectively. Depreciation and amortization increased $21,707,000 for the year ended January 31, 2006, compared to same period in the prior year. This increase is primarily attributable to acquisitions and new property openings. Depreciation and amortization increased $46,836,000 for the year ended January 31, 2005, compared to the same period in the prior year. This increase is primarily attributable to the consolidation of several entities as a result of the implementation of FIN No. 46(R) (see the ''Variable Interest Entities'' section of the MD&A), and the consolidation of several Residential properties that were previously accounted for on the equity method due to amendments in the partnership agreements or the buyout of the partner. The remainder of the increase is attributable to acquisitions and new property openings.

### Income Taxes

Income tax expense totaled $23,238,000, $39,913,000 and $25,532,000 for the years ended January 31, 2006, 2005 and 2004, respectively. Income tax expense decreased for the year ended January 31, 2006 compared to the same period in the prior year due to a state of Ohio tax law change enacted on June 30, 2005 that replaced the Ohio income-based franchise tax and the Ohio personal property tax with a commercial activity tax. As a result of the state of Ohio tax law change, there was a decrease in the Company's effective state tax rate. The impact of the tax rate change of approximately $10,000,000 is reflected as a deferred tax benefit in the Consolidated Statements of Earnings for the year ended January 31, 2006 and as a reduction of the cumulative deferred tax liability. At January 31, 2006, we had a net operating loss carryforward for tax purposes of $110,229,000 (generated primarily from the impact on our net earnings of tax depreciation expense from real estate properties) that will expire in the years ending January 31, 2022 through January 31, 2026, a charitable contribution deduction carryforward of $33,747,000 that will expire in the years ending January 31, 2007 through January 31, 2011, general business credit carryovers of $11,765,000 that will expire in the years ending January 31, 2007 through 2026 and an alternative minimum tax (''AMT'') credit carryforward of $26,867,000 that is available until used to reduce Federal tax to the AMT amount. Our policy is to consider a variety of tax-deferral strategies, including tax deferred exchanges, when evaluating our future tax position.

**Discontinued Operations**

Pursuant to the definition of a component of an entity in SFAS No. 144 ''Accounting for the Impairment or Disposal of Long-Lived Assets,'' all earnings of discontinued operations sold or held for sale, assuming no significant continuing involvement, have been reclassified in the Consolidated Statements of Earnings for the years ended January 31, 2006, 2005 and 2004. We consider assets held for sale when the transaction has been approved and there are no significant contingencies related to the sale that may prevent the transaction from closing. We anticipate reinvesting the capital proceeds from this disposition as further described in the Financial Condition and Liquidity Section of the MD&A on page 56. We do not expect the disposition of *Hilton Times Square Hotel* to have a material impact on our operations.

Summarized financial information for *Hilton Times Square Hotel's* assets, liabilities and minority interest that were held for sale as of January 31, 2006 were as follows:

| | January 31, 2006 |
|---|---|
| | *(in thousands)* |
| **Assets** | |
| Real estate | $ 101,374 |
| Cash and equivalents | 2,854 |
| Restricted cash | 2,808 |
| Notes and accounts receivable, net | 3,154 |
| Other assets | 3,030 |
| **Total Assets** | $ 113,220 |
| **Liabilities** | |
| Mortgage debt, nonrecourse | $ 81,133 |
| Notes payable | 15,000 |
| Accounts payable and accrued expenses | 14,421 |
| **Total Liabilities** | 110,554 |
| Minority interest | 3,843 |
| **Total Liabilities and Minority Interest** | $ 114,397 |

The following table lists the formerly consolidated rental properties included in discontinued operations.

| Property | Location | Square Feet/ Number of Units | Quarter/ Year Disposed | Year Ended 1/31/2006 | Year Ended 1/31/2005 | Year Ended 1/31/2004 |
|---|---|---|---|---|---|---|
| *Commercial Group:* | | | | | | |
| Hilton Times Square | Manhattan, New York | 444 rooms | Q-1 2006 | Yes | Yes | Yes |
| Flatbush Avenue | Brooklyn, New York | 142,000 square feet | Q-3 2004 | – | Yes | Yes |
| Pavilion | San Jose, California | 250,000 square feet | Q-3 2004 | – | Yes | Yes |
| Hunting Park | Philadelphia, Pennsylvania | 125,000 square feet | Q-2 2004 | – | Yes | Yes |
| *Residential Group:* | | | | | | |
| Enclave | San Jose, California | 637 units | Q-4 2005 | Yes | Yes | Yes |
| Cherrywood Village | Denver, Colorado | 360 units | Q-3 2005 | Yes | Yes | Yes |
| Ranchstone | Denver, Colorado | 368 units | Q-3 2005 | Yes | Yes | Yes |
| Arboretum Place | Newport News, Virginia | 184 units | Q-4 2004 | – | Yes | Yes |
| Bridgewater | Hampton, Virginia | 216 units | Q-4 2004 | – | Yes | Yes |
| Colony Woods | Bellevue, Washington | 396 units | Q-4 2004 | – | Yes | Yes |
| Silver Hill | Newport News, Virginia | 153 units | Q-4 2004 | – | Yes | Yes |
| Trellis at Lee's Mill | Newport News, Virginia | 176 units | Q-4 2004 | – | Yes | Yes |
| Regency Towers | Jackson, New Jersey | 372 units | Q-3 2004 | – | Yes | Yes |
| Woodlake | Silver Spring, Maryland | 534 units | Q-1 2004 | – | Yes | Yes |
| Laurels | Justice, Illinois | 520 units | Q-3 2003 | – | – | Yes |
| Vineyards | Broadview Heights, Ohio | 336 units | Q-3 2003 | – | – | Yes |
| Trowbridge | Southfield, Michigan | 305 units | Q-1 2003 | – | – | Yes |

In addition, our Lumber Group strategic business unit was included in discontinued operations for the years ended January 31, 2005 and 2004. Lumber Group was a lumber wholesaler that was sold to its employees on November 12, 2004. Also included in discontinued operations is Babin Building Centers, Inc. (''Babin''), a division of Lumber Group, which was sold in July 2004. Babin sold building materials to the new construction industry and to home remodelers.

Substantially all of the assets of the Lumber Group were sold for $39,085,902, $35,000,000 of which was paid in cash at closing. Pursuant to the terms of a note receivable with a 6% interest rate from the buyer, the remaining purchase price will be paid in four annual installments with payments commencing November 12, 2006. In the year ended January 31, 2005, we reported a gain on disposition of this segment of $20,920,000 ($11,501,000, net of tax) net of $1,093,000 loss related to the sale of Babin. We have deferred a gain of $4,085,902 (approximately $2,400,000, net of tax) relating to the note receivable due, in part, to the subordination to the buyer's senior financing. The gain and any interest income will be recognized as the note receivable principal and interest are collected.

The operating results related to discontinued operations were as follows:

| | Year Ended January 31, 2006 | Year Ended January 31, 2005 | | |
|---|---|---|---|---|
| | Rental Properties | Lumber Group | Rental Properties | Total |
| | (in thousands) | (in thousands) | | |
| **Revenues** | **$ 61,609** | $ 111,516 | $ 74,554 | $ 186,070 |
| **Expenses** | | | | |
| Operating expenses | **43,998** | 97,235 | 49,930 | 147,165 |
| Interest expense | **12,186** | 3,633 | 17,652 | 21,285 |
| Amortization of mortgage procurement costs | **703** | – | 1,006 | 1,006 |
| Loss on early extinguishment of debt | **2,569** | – | 2,576 | 2,576 |
| Depreciation and amortization | **6,578** | 1,272 | 11,002 | 12,274 |
| | **66,034** | 102,140 | 82,166 | 184,306 |
| Interest income | **341** | 14 | 283 | 297 |
| Gain on disposition of rental properties and Lumber Group | **43,198** | 20,920 | 71,325 | 92,245 |
| **Earnings before income taxes** | **39,114** | 30,310 | 63,996 | 94,306 |
| **Income tax expense (benefit)** | | | | |
| Current | **(4,223)** | 9,703 | 3,155 | 12,858 |
| Deferred | **18,529** | 4,561 | 20,660 | 25,221 |
| | **14,306** | 14,264 | 23,815 | 38,079 |
| Earnings before minority interest | **24,808** | 16,046 | 40,181 | 56,227 |
| Minority interest | **2,093** | – | 3,768 | 3,768 |
| **Net earnings from discontinued operations** | **$ 22,715** | $ 16,046 | $ 36,413 | $ 52,459 |

| | Year Ended January 31, 2004 | | |
|---|---|---|---|
| | Lumber Group | Rental Properties | Total |
| | | (in thousands) | |
| **Revenues** | $ 123,238 | $ 72,786 | $ 196,024 |
| **Expenses** | | | |
| Operating expenses | 110,139 | 49,403 | 159,542 |
| Interest expense | 3,302 | 16,293 | 19,595 |
| Amortization of mortgage procurement costs | – | 1,377 | 1,377 |
| Loss on early extinguishment of debt | – | 190 | 190 |
| Provision for decline in real estate | – | 1,104 | 1,104 |
| Depreciation and amortization | 1,891 | 9,347 | 11,238 |
| | 115,332 | 77,714 | 193,046 |
| Interest income | 11 | 159 | 170 |
| Gain on disposition of rental properties and Lumber Group | – | 6,769 | 6,769 |
| **Earnings before income taxes** | 7,917 | 2,000 | 9,917 |
| **Income tax expense** | | | |
| Current | 3,798 | 527 | 4,325 |
| Deferred | 418 | 837 | 1,255 |
| | 4,216 | 1,364 | 5,580 |
| Earnings before minority interest | 3,701 | 636 | 4,337 |
| Minority interest | – | (2,088) | (2,088) |
| **Net earnings from discontinued operations** | $ 3,701 | $ 2,724 | $ 6,425 |

## Gain on Disposition of Rental Properties and Lumber Group

The following table summarizes the gain on disposition of Rental Properties and Lumber Group for the years ended January 31, 2006, 2005 and 2004.

| | | Years Ended January 31, | | |
|---|---|---|---|---|
| | | **2006** | 2005 | 2004 |
| | | (in thousands) | | |
| Discontinued Operations: | | | | |
| Enclave (Apartments) (2) | San Jose, California | **$ 33,722** | $ – | $ – |
| Ranchstone (Apartments) (2) | Denver, Colorado | **5,079** | – | – |
| Cherrywood Village (Apartments) (2) | Denver, Colorado | **4,397** | – | – |
| Regency Towers (Apartments) (2) | Jackson, New Jersey | – | 25,390 | – |
| Lumber Group (1) | Portland, Oregon | – | 20,920 | – |
| Woodlake (Apartments) (2) | Silver Spring, Maryland | – | 19,499 | – |
| Bridgewater (Apartments) | Hampton, Virginia | – | 7,161 | – |
| Colony Woods (Apartments) (2) | Bellevue, Washington | – | 5,193 | – |
| Pavilion (Office Building) | San Jose, California | – | 4,222 | – |
| Trellis at Lee's Mill (Apartments) | Newport News, Virginia | – | 3,444 | – |
| Hunting Park (Specialty Retail Center) | Philadelphia, Pennsylvania | – | 2,176 | – |
| Flatbush Avenue (Specialty Retail Center) (2) | Brooklyn, New York | – | 2,060 | – |
| Arboretum (Apartments) | Newport News, Virginia | – | 2,047 | – |
| Silver Hill (Apartments) | Newport News, Virginia | – | 133 | – |
| Laurels (Apartments) (2) | Justice, Illinois | – | – | 4,249 |
| Vineyards (Apartments) (2) | Broadview Heights, Ohio | – | – | 2,109 |
| Trowbridge (Supported-Living Community) | Southfield, Michigan | – | – | 538 |
| Other | | – | – | (127) |
| **Total** | | **$ 43,198** | $ 92,245 | $ 6,769 |

(1) Net of $1,093 loss on the disposition of Babin Building Centers, Inc.

(2) Sold in a tax-deferred exchange. The proceeds are reinvested through a qualified intermediary in replacement assets under Section 1031 of the Internal Revenue Code.

Investments accounted for on the equity method are not subject to the provisions of SFAS No. 144, and therefore the gains or losses on the sales of equity method properties are reported in continuing operations when sold. Any changes in fair value that are other than temporary are recognized in the period such decrease has occurred. The following table summarizes the Company's proportionate share of gains (losses) on equity method investments disposed of during the years ended January 31, 2006, 2005 and 2004, which are included in equity in earnings of unconsolidated entities in the Consolidated Statements of Earnings.

| | | Years Ended January 31, | | |
|---|---|---|---|---|
| | | **2006** | 2005 | 2004 |
| | | (in thousands) | | |
| Showcase (Specialty Retail Center) | Las Vegas, Nevada | **$ 13,145** | $ – | $ – |
| Colony Place (Apartments) | Fort Myers, Florida | **5,352** | – | – |
| Flower Park Plaza (Apartments) | Santa Ana, California | **2,526** | – | – |
| Chapel Hill Mall (Regional Mall) | Akron, Ohio | – | 27,943 | – |
| Manhattan Town Center Mall (Regional Mall) | Manhattan, Kansas | – | 3,138 | – |
| Chapel Hill Suburban (Specialty Retail Center) | Akron, Ohio | – | 915 | – |
| Waterford Village (Apartments) | Indianapolis, Indiana | – | – | (3,573) |
| **Total** | | **$ 21,023** | $ 31,996 | $ (3,573) |

**Cumulative Effect of Change in Accounting Principle**

For the year ended January 31, 2005, we recorded a charge for the cumulative effect of change in accounting principle in accordance with FIN No. 46 (R) which has resulted in a reduction of net earnings of $18,628,000 ($11,261,000 net of tax). This charge consisted primarily of accumulated depreciation and amortization expense, net of minority interest, of the newly-consolidated VIEs which were previously accounted for on the cost method. See the ''Variable Interest Entities'' section of the MD&A for further information.

The overall impact resulting from the adoption of FIN No. 46 (R) to the Commercial Group was a pre-tax charge of $789,000 from the consolidation of a development project located in Las Vegas, Nevada that was previously accounted for under the equity method of accounting.

The overall impact resulting from the adoption of FIN No. 46 (R) to the Residential Group was a pre-tax charge of $17,839,000. The following summarizes the key components of the impact of the adoption FIN No. 46 (R):

- Cumulative effect of $4,403,000 resulting from us being deemed the primary beneficiary in VIEs that hold notes payable to the Residential Group and have equity method investments in 16 properties that are subsidized by the U.S. Department of Housing and Urban Development. Our investments were previously accounted for under the cost method;
- Cumulative effect of $3,801,000 resulting from us being deemed the primary beneficiary in a VIE that holds a note payable to the Residential Group and has an equity method investment in *Millender Center,* a mixed-use residential, office and retail complex in Detroit, Michigan. Our investment was previously accounted for under the cost method;
- Cumulative effect of $3,301,000 resulting from us being deemed the primary beneficiary in a VIE that holds a note payable to the Residential Group and has an equity method investment in *101 San Fernando,* a residential community in San Jose, California. Our investment was previously accounted for under the equity method; and
- Cumulative effect of $6,334,000 resulting from us being deemed the primary beneficiary in a VIE, *Queenswood,* a residential community in Corona, New York. Our investment was previously accounted for under the equity method.

## FINANCIAL CONDITION AND LIQUIDITY

We believe that our sources of liquidity and capital are adequate to meet our funding obligations. Our principal sources of funds are cash provided by operations, our long-term credit facility, refinancings of nonrecourse mortgage debt, dispositions of mature properties and proceeds from the issuance of senior notes. Our principal use of funds are the financing of development and acquisitions of real estate projects, capital expenditures for our existing portfolio, payments on nonrecourse mortgage debt, payments on our long-term credit facility and retirement of senior notes previously issued. The discussion below under Bank Revolving Credit Facility and Senior and Subordinated Debt outline recent events that have significantly enhanced our liquidity and financial flexibility which will be important in our efforts to continue to develop and acquire quality real estate assets.

Effective December 1, 2005, the Securities and Exchange Commission (''SEC'') adopted new rules which substantially modify the registration, communications and offering procedures under the Securities Act of 1933. These new rules streamline the shelf registration process for ''well-known seasoned issuers'' (''WKSI'') by allowing them to file shelf registration statements that automatically become effective. Based upon the criteria set forth in the new rules, we have determined that we are a WKSI as of January 31, 2006. In the meantime, we may still issue securities under our existing shelf registration statement described below.

### Bank Revolving Credit Facility

On March 22, 2004, we increased the availability under our bank revolving credit facility to $450,000,000. The revolving credit facility provided for interest rates, at our election, of 2.125% over LIBOR or ½% over prime with the last $50,000,000 of borrowings at 2.75% over LIBOR or ¾% over prime. The revolving line of credit allowed up to $50,000,000 in outstanding letters of credit or surety bonds.

On April 7, 2005, we amended our bank revolving credit facility. The amendment to the credit facility extends the maturity by one year to March 2008, lowers the borrowing rate to 1.95% over London Interbank Offered Rate (''LIBOR''), eliminates the higher rate tier on the last $50,000,000 of borrowings and contains an accordion provision that allows us to increase the availability under the revolving line of credit by $100,000,000 to $550,000,000 during the next 24 months following the amendment. The amendment also lowers our unused commitment fee from 37.5 basis points on any unused portion to 25 basis points if the revolver usage is less than 50% and 15 basis points if the revolver usage is greater than 50%. The amendment also increases the combined availability of letters of credit or surety bonds by $10,000,000 to $60,000,000 and adds a swing line availability of $40,000,000 for up to three business days.

On January 20, 2006, we further amended the bank revolving credit facility to increase the combined availability of letters of credit or surety bonds by $40,000,000 to $100,000,000. There was $67,071,000 and $41,678,000 in letters of credit and $-0- in surety bonds outstanding at January 31, 2006 and 2005, respectively.

The amended credit facility provides, among other things, for 1) at our election, interest rates of 1.95% over LIBOR or ½% over the prime rate; 2) maintenance of debt service coverage ratios and specified levels of net worth and cash flows (as defined in the credit facility); and 3) restrictions on dividend payments and stock repurchases. At January 31, 2006, retained earnings of $12,817,000 were available for payment of dividends. Under this amended credit facility, this limitation will be reset each March 22 to $30,000,000.

The outstanding balance of the revolving credit facility was $82,500,000 and $-0- at January 31, 2006 and 2005, respectively.

Interest incurred and paid on the bank revolving credit facility was as follows:

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | *(in thousands)* | | |
| Interest incurred | **$3,688** | $4,906 | $4,645 |
| Interest paid | **$3,746** | $5,164 | $4,386 |

## Senior and Subordinated Debt

### Senior Notes

Along with our wholly-owned subsidiaries, Forest City Enterprises Capital Trust I (''Trust I'') and Forest City Enterprises Capital Trust II (''Trust II''), we filed an amended shelf registration statement with the SEC on May 24, 2002. This shelf registration statement amended the registration statement previously filed with the SEC in December 1997. This registration statement is intended to provide us flexibility to raise funds from the offering of Class A common stock, preferred stock, depositary shares and a variety of debt securities, warrants and other securities. Trust I and Trust II have not issued securities to date and, if issued, would represent the sole net assets of the trusts. We have $292,180,000 available under our shelf registration at January 31, 2006.

On January 25, 2005, we issued $150,000,000 of 6.50% senior notes due February 1, 2017 in a public offering under our shelf registration statement. The proceeds from this offering (net of approximately $4,300,000 of offering costs) were used to repay the outstanding balance under our bank revolving credit facility (see above) and for general working capital purposes. Accrued interest is payable semi-annually on February 1 and August 1, commencing on August 1, 2005. These senior notes may be redeemed by us, at any time on or after February 1, 2010 at a redemption price of 103.250% beginning February 1, 2010 and systematically reduced to 100% in the years thereafter. However, if we complete one or more public equity offerings prior to February 1, 2008, up to 35% of the original principal amount of the notes may be redeemed using all or a portion of the net proceeds within 75 days of the completion of the public equity offering at 106.50% of the principal amount of the notes.

On February 10, 2004, we issued $100,000,000 of 7.375% senior notes due February 1, 2034 in a public offering under our shelf registration statement. The proceeds from this offering (net of $3,808,000 of offering costs) were used to repay the outstanding term loan balance of $56,250,000 under our previous credit facility and for general working capital purposes. Accrued interest is payable quarterly on February 1, May 1, August 1, and November 1. These senior notes may be redeemed by us, in whole or in part, at any time on or after February 10, 2009 at a redemption price equal to 100% of their principal amount plus accrued interest.

On May 19, 2003, we issued $300,000,000 of 7.625% senior notes due June 1, 2015 in a public offering under our shelf registration statement. The proceeds from this offering (net of $8,151,000 of offering costs) were used to redeem all of the outstanding 8.5% senior notes originally due in 2008 at a redemption price equal to 104.25%, or $208,500,000. The remaining proceeds were used to repay the balance outstanding under our previous credit facility and for general working capital purposes. Accrued interest is payable semi-annually on December 1 and June 1. These senior notes may be redeemed by us, at any time on or after June 1, 2008 at a redemption price of 103.813% beginning June 1, 2008 and systematically reduced to 100% in years thereafter. However, if we complete one or more public equity offerings prior to June 1, 2006, up to 35% of the original principal amount of the notes may be redeemed using all or a portion of the net proceeds within 75 days of the completion of the public equity offering at 107.625% of the principal amount of the notes.

Our senior notes are unsecured senior obligations and rank equally with all existing and future unsecured indebtedness; however, they are effectively subordinated to all existing and future secured indebtedness and other liabilities of our subsidiaries to the extent of the value of the collateral securing such other debt, including our bank revolving credit facility. The indenture governing our senior notes contains covenants providing, among other things, limitations on incurring additional debt and payment of dividends.

### Subordinated Debt

In May 2003, we purchased $29,000,000 of subordinate tax revenue bonds that were contemporaneously transferred to a custodian, which in turn issued custodial receipts that represent ownership in the bonds to unrelated third parties. We evaluated the transfer pursuant to the provisions of SFAS No. 140 ''Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities'' (''SFAS No. 140'') and have determined that the transfer does not qualify for sale accounting treatment principally because we have guaranteed the payment of principal and interest in the unlikely event that there is insufficient tax revenue to support the bonds when the custodial receipts are subject to mandatory tender on December 1, 2013. As such, we are the primary beneficiary of this VIE (see the ''Variable Interest Entities'' section of the MD&A), and the book value (which approximates amortized costs) of the bonds was recorded as a collateralized borrowing with a liability reported as senior and subordinated debt and held-to-maturity securities reported as other assets in the Consolidated Balance Sheets.

In November 2000, we issued $20,400,000 of redevelopment bonds in a private placement. The bonds bear a fixed interest rate of 8.25% and are due September 15, 2010. We have entered into a total rate of return swap (''TRS'') for the benefit of these bonds that expires on September 15, 2008. Under this TRS, we receive a rate of 8.25% and pay the Bond Market Association (''BMA'') plus a spread (1.15% through September 2006 and 0.90% thereafter.) Interest is payable semi-annually on March 15 and September 15. This debt is unsecured and subordinated to the senior notes and the bank revolving credit facility.

The following table summarizes interest incurred and paid on senior and subordinated debt.

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | (in thousands) | | |
| Interest incurred | $ 41,845 | $ 31,749 | $ 24,118 |
| Interest paid | $ 36,971 | $ 29,905 | $ 26,822 |

**Financing Arrangements**

**Collateralized Borrowings**

In 2001, Stapleton Land, LLC, a subsidiary of Forest City Rental Properties Corporation, purchased $75,000,000 in TIF bonds and $70,000,000 in revenue bonds (for an aggregate of $145,000,000, collectively the ''Bonds'') from the Park Creek Metropolitan District (the ''District''). The Bonds were immediately sold to Lehman Brothers, Inc. (''Lehman'') and were subsequently acquired by a qualified special purpose entity (the ''Trust''), which in turn issued trust certificates to third parties. The District had a call option on the revenue bonds that began in August 2004 and had a call option on the TIF bonds that began in August 2003. In the event the Bonds were not removed from the Trust, we had the obligation to repurchase the Bonds from the Trust. Upon removal of the Bonds from the Trust, Stapleton Land, LLC was entitled to the difference between the interest paid on the Bonds and the cumulative interest paid to the certificate holders less trustee fees, remarketing fees and credit enhancement fees (the ''Retained Interest'').

We assessed our transfer of the Bonds to Lehman at inception and determined that it qualified for sale accounting treatment pursuant to the provisions of SFAS No. 140 because we did not maintain control over the Trust, and the Bonds were legally isolated from our creditors. At inception, the Retained Interest had no determinable fair value as the cash flows were not practical to estimate because of the uncertain nature of the tax base still under development. In accordance with SFAS No. 140, no gain or loss was recognized on the sale of the Bonds to Lehman. As a result, the Retained Interest was recorded at zero with all future income to be recorded under the cost recovery method. We separately assessed the obligation to redeem the Bonds from the Trust pursuant to the provisions of SFAS No. 140 and concluded the liability was not material. The original principal outstanding under the securitization structure described above was $145,000,000, which was not recorded on the Consolidated Balance Sheets.

We reassessed the fair value and adjusted the amount of the Retained Interest through OCI on a quarterly basis. We measured our Retained Interest in the Trust at its estimated fair value based on the present value of the expected future cash flows, which were determined based on the expected future cash flows from the underlying Bonds and from expected changes in the rates paid to the certificate holders discounted at market yield, which considered the related risk. The difference between the amortized cost of the Retained Interest (approximately zero) and the fair value was recorded, net of the related tax and minority interest, in shareholders' equity as a change in accumulated OCI. The quarterly fair value calculations were determined based on the application of key assumptions determined at the time of transfer including an estimated weighted average life of two years and a 6.50% residual cash flows discount rate.

In August 2004, the $75,000,000 TIF bonds were defeased and removed from the Trust with the proceeds of a new $75,000,000 bond issue by DURA, and the $70,000,000 revenue bonds, which bear interest at a rate of 8.5%, were removed from the Trust through a third party purchase. Upon removal of the $70,000,000 revenue bonds from the Trust, the third party deposited the bonds into a special-purpose entity (the ''Entity''). As the TIF and revenue bonds were successfully removed from the Trust, Stapleton Land, LLC recognized $25,262,000 ($13,745,000 net of tax and minority interest) of interest income for the year ended January 31, 2005 in the Consolidated Statements of Earnings upon receipt of the Retained Interest. Of this amount, the fair value of $22,870,000 ($12,445,000 net of tax and minority interest) was recognized in OCI in previous fiscal years and deferred until August 2004 under the cost recovery method of revenue recognition. The remaining amount of $2,392,000 ($1,300,000 net of tax and minority interest) was earned and recognized during the year ended January 31, 2005. Stapleton Land, LLC is not obligated to pay, nor is entitled to, any further amounts related to this Retained Interest.

Also in August 2004, the Entity issued two types of securities, 1) Puttable Floating Option Tax-Exempt Receipts (''P-FLOATs''), which bear interest at a short-term floating rate as determined by the remarketing agent and 2) RITES, which receive the residual interest from the revenue bonds after the P-FLOAT interest and various program fees have been paid. The P-FLOATs were sold to third parties. Stapleton Land II, LLC, a consolidated affiliate of ours, acquired the RITES for a nominal amount and provided credit enhancement to the trustor of the Entity including an initial collateral contribution of $10,000,000. During the year ended January 31, 2005, we contributed additional net collateral of $2,094,000. We have consolidated the collateralized borrowing because of our obligation to absorb the majority of the expected losses. The book value (which approximates amortized cost) of the P-FLOATs was reported as nonrecourse mortgage debt until terminated in

July 2005. The revenue bonds of $70,000,000 and the collateral of $12,094,000 were reported as other assets and restricted cash, respectively, in the Consolidated Balance Sheets at January 31, 2005. As the bonds were redeemed in July 2005, there are no balances reported for the revenue bonds or collateral at January 31, 2006. For the year ended January 31, 2006, we recorded approximately $2,670,000 and $1,162,000 of interest income and interest expense, respectively, related to this collateralized borrowing in the Consolidated Statements of Earnings. Of the interest income amount, approximately $2,588,000 is interest income on the RITES and $82,000 is interest income on the collateral. For the year ended January 31, 2005, we recorded approximately $3,078,000 and $1,159,000 of interest income and interest expense, respectively, related to this collateralized borrowing in the Consolidated Statements of Earnings. Of the interest income amount, approximately $2,958,000 is interest income on the RITES and $120,000 is interest income on the collateral.

On July 13, 2005, the District issued $63,000,000 Senior Limited Property Tax Supported Revenue Refunding Bonds (''Senior Limited Bonds''), Series 2005 and $65,000,000 Senior Subordinate Limited Property Tax Supported Revenue Refunding and Improvement Bonds (''Senior Subordinate Bonds''), Series 2005 (collectively, the ''2005 Bonds''). Proceeds from the issuance of the 2005 Bonds were used to redeem the $70,000,000 revenue bonds held by the Entity, which were then removed from our Consolidated Balance Sheets. The Entity, in turn, redeemed the outstanding P-FLOATs. As holder of the RITES, Stapleton Land II, LLC was entitled to the remaining capital balances of the Entity after payment of P-FLOAT interest and other program fees. The District used additional proceeds of $30,271,000 to repay developer advances and accrued interest to Stapleton Land, LLC. Stapleton Land II, LLC was refunded $12,060,000 of collateral provided as credit enhancement under this borrowing.

On July 13, 2005, Stapleton Land II, LLC, entered into an agreement whereby it will receive a 1% fee on the $65,000,000 Senior Subordinate Bonds described above and in exchange for providing certain credit enhancement. In connection with this transaction, Stapleton Land II, LLC provided collateral of approximately $10,000,000, which is recorded as restricted cash in the Consolidated Balance Sheets. For the year ended January 31, 2006, we recorded approximately $516,000 of interest income related to this arrangement in the Consolidated Statements of Earnings. Of the interest income amount, approximately $362,000 is interest income on the Senior Subordinate Bonds and $154,000 is interest income on the collateral. The counterparty to the credit enhancement arrangement also owns the underlying Senior Subordinate Bonds and can exercise its rights requiring payment from Stapleton Land II, LLC upon an event of default of the Senior Subordinate Bonds, a refunding of the Senior Subordinate Bonds, or failure of Stapleton Land II, LLC to post required collateral. The agreement is scheduled to expire on July 1, 2009. The maximum potential amount of payments Stapleton Land II, LLC could be required to make under the agreement is the par value of the bonds. We do not have any rights or obligations to acquire the $65,000,000 Senior Subordinate Bonds under this agreement. At January 31, 2006, the fair value of this agreement, which is deemed to be a derivative financial instrument, was immaterial. Subsequent changes in fair value, if any, will be marked to market through earnings.

On August 16, 2005, the District issued $58,000,000 Junior Subordinated Limited Property Tax Supported Revenue Bonds, Series 2005 (the ''Junior Subordinated Bonds''). The Junior Subordinated Bonds initially pay a variable rate of interest. Upon issuance, the Junior Subordinated Bonds were purchased by a third party and the sales proceeds were deposited with a trustee pursuant to the terms of the Series 2005 Investment Agreement. Under the terms of the Series 2005 Investment Agreement, after March 1, 2006, the District may elect to withdraw funds from the trustee for reimbursement for certain qualified infrastructure and interest expenditures (''Qualifying Expenditures''). In the event that funds from the trustee are used for Qualifying Expenditures, a corresponding amount of the Junior Subordinated Bonds converts to an 8.5% fixed rate and mature in December 2037 (''Converted Bonds''). On August 16, 2005, Stapleton Land, LLC entered into a forward delivery placement agreement whereby Stapleton Land, LLC is entitled to and obligated to purchase the converted fixed rate Junior Subordinated Bonds through June 2, 2008. Prior to the incurrence of Qualifying Expenditures and the resulting Converted Bonds, Stapleton Land, LLC has no rights or obligations relating to the Junior Subordinated Bonds. In the event the District does not incur Qualifying Expenditures, the Junior Subordinated Bonds will mature on June 2, 2008. As of January 31, 2006, no draws have been made by the District.

**Other Financing Arrangements**

In May 2004, a third party purchased $200,000,000 in tax increment revenue bonds issued by DURA, with a fixed-rate coupon of 8.0% and maturity date of October 1, 2024, which were used to fund the infrastructure costs associated with phase II of the Stapleton development project. The DURA bonds were transferred to a trust that issued floating rate trust certificates. Stapleton Land, LLC entered into an agreement with the third party to purchase the DURA bonds from the trust if they are not repurchased or remarketed between June 1, 2007 and June 1, 2009. Stapleton Land, LLC will receive a fee upon removal of the DURA bonds from the trust equal to the 8.0% coupon rate, less the BMA index (fixed at 2.85% through June 1, 2007), plus 40 basis points, less all fees and expenses due to the third party (collectively, the ''Fee'').

We have concluded that the trust described above is considered a qualified special purpose entity pursuant to the provisions of SFAS No. 140 and thus is excluded from the scope of FIN No. 46 (R). As a result, the DURA bonds and the activity of the trust have not been recorded in the consolidated financial statements. The purchase obligation and the Fee have been accounted for as a derivative with changes in fair value recorded through earnings.

The fair market value of the purchase obligation and the Fee is determined based on the present value of the estimated amount of future cash flows considering possible variations in the amount and/or timing. The fair value of approximately $7,244,000 at January 31, 2006 and $813,000 at January 31, 2005, is recorded in other assets in the Consolidated Balance Sheets. For the years ended January 31, 2006 and 2005, we have reported interest income of approximately $6,431,000 and $813,000, respectively, related to the Fee in the Consolidated Statements of Earnings.

Also in May 2004, Stapleton Land, LLC entered into a TRS and an interest rate swap both with notional amounts of $75,000,000. Stapleton Land, LLC receives a rate of 6.3% and pays BMA plus 60 basis points on the TRS (Stapleton Land, LLC paid BMA plus 160 basis points for the first 6 months under this agreement). On the interest rate swap, Stapleton Land, LLC pays a rate of 2.85% and receives BMA. Stapleton Land, LLC does not hold the underlying borrowings on the TRS.

**Mortgage Financings**

Our primary capital strategy seeks to isolate the financial risk at the property level to maximize returns and reduce risk on and of our equity capital. Our mortgage debt is nonrecourse, including our construction loans. We operate as a C-corporation and retain substantially all of our internally generated cash flows. We recycle this cash flow, together with refinancing and property sale proceeds to fund new development and acquisitions that drive favorable returns for our shareholders. This strategy provides us with the necessary liquidity to take advantage of investment opportunities.

We use taxable and tax-exempt nonrecourse debt for our real estate projects. For those projects financed with taxable debt, we generally seek long-term, fixed-rate financing for those real estate project loans which mature within the next 12 months, as well as those real estate projects which are projected to open and achieve stabilized operations during that same time frame. For real estate projects financed with tax-exempt debt, we generally utilize variable-rate debt. For construction loans, we generally pursue variable-rate financings with maturities ranging from two to five years.

We are actively working to extend the maturities and/or refinance the nonrecourse debt that is coming due in 2006 and 2007. During the year ended January 31, 2006, we completed the following financings:

| Purpose of Financing | Amount |
|---|---|
| | *(in thousands)* |
| Refinancings | $ 891,304 |
| Development projects (commitment)/acquisitions | 622,659 |
| Loan extensions/additional fundings | 226,639 |
| | $ 1,740,602 |

**Interest Rate Exposure**

At January 31, 2006, the composition of nonrecourse mortgage debt was as follows:

| | Operating Properties | Development Projects | Total | Total Weighted Average Rate |
|---|---|---|---|---|
| | | *(dollars in thousands)* | | |
| Fixed | $ 3,510,611 | $ 35,296 | $ 3,545,907 | 6.39 % |
| Variable(1) | | | | |
| Taxable | 494,079 | 184,517 | 678,596 | 6.40 % |
| Tax-Exempt | 513,506 | 318,000 | 831,506 | 4.47 % |
| Urban Development Action Grant | 103,423 | – | 103,423 | 1.69 % |
| | $ 4,621,619 | $ 537,813 | $ 5,159,432 | 5.98 % |
| Commitment from lenders | | $ 816,403 | | |

(1) Taxable variable-rate debt of $678,596 and tax-exempt variable rate debt of $831,506 as of January 31, 2006 are protected with swaps and caps described below.

To mitigate short-term variable-interest rate risk, we have purchased interest rate hedges for our mortgage debt portfolio as follows:

**Taxable** (Priced off of London Interbank Offered Rate (''LIBOR'') Index)

| | Caps | | Swaps[1] | |
|---|---|---|---|---|
| **Period Covered** | **Amount** | **Average Base Rate** | **Amount** | **Average Base Rate** |
| | *(dollars in thousands)* | | | |
| 02/01/06-02/01/07 [2] | $ 814,383 | 5.40 % | $ 467,001 | 4.01 % |
| 02/01/07-02/01/08 | 693,379 | 5.43 | 350,878 | 4.72 |
| 02/01/08-02/01/09 | 92,035 | 5.20 | 49,690 | 4.54 |
| 02/01/09-02/01/10 | 73,500 | 5.00 | 48,432 | 4.54 |

(1) Swaps include LIBOR contracts that have an initial maturity greater than six months.

(2) These LIBOR-based hedges as of February 1, 2006 protect the debt currently outstanding as well as the anticipated increase in debt outstanding for projects under development or anticipated to be under development during the year ending January 31, 2007.

**Tax-Exempt** (Priced off of Bond Municipal Association (''BMA'') Index)

| | Caps | | Swaps | |
|---|---|---|---|---|
| **Period Covered** | **Amount** | **Average Base Rate** | **Amount** | **Average Base Rate** |
| | *(dollars in thousands)* | | | |
| 02/01/06-02/01/07 | $ 267,006 | 5.64 % | $ 35,000 | 3.95 % |
| 02/01/07-02/01/08 | 175,025 | 5.71 | – | – |
| 02/01/08-02/01/09 | 119,200 | 5.62 | – | – |

The tax-exempt caps expressed above mainly represent protection that was purchased in conjunction with lender hedging requirements that require the borrower to protect against significant fluctuations in interest rates. Outside of such requirements, we generally do not hedge tax-exempt debt because, since 1990, the base rate of this type of financing has averaged 3.02% and has never exceeded 7.90%.

Due to the protection provided by the interest rate swaps, caps and long-term contracts in place as of January 31, 2006, a 100 basis point increase in taxable interest rates (including properties accounted for under the equity method) would not materially increase the annual pre-tax interest cost for the next 12 months of our taxable variable-rate debt at January 31, 2006. A portion of our taxable variable-rate debt is related to construction loans for which the interest expense is capitalized. Although tax-exempt rates generally move in an amount that is smaller than corresponding changes in taxable interest rates, a 100 basis point increase in tax-exempt rates would increase the annual pre-tax interest cost for the next 12 months of our tax-exempt variable-rate debt by approximately $9,098,000 at January 31, 2006.

From time to time, certain of our joint ventures (the ''Joint Ventures'') enter into TRS on various tax-exempt fixed-rate borrowings generally held within the Joint Ventures. The TRS convert these borrowings from a fixed rate to a variable rate and provide an efficient financing product to lower the cost of capital. In exchange for a fixed rate, the TRS require that the Joint Ventures pay a variable rate, generally equivalent to the BMA rate. Additionally, the Joint Ventures have guaranteed the principal balance of the underlying borrowing. Any fluctuation in the value of the guarantee would be offset by the fluctuation in the value of the underlying borrowing, resulting in no financial impact to the Joint Ventures or the Company. At January 31, 2006, the aggregate notional amount of TRS in which the Joint Ventures have an interest is approximately $459,390,000. The fair value of such contracts is immaterial at January 31, 2006 and 2005. We believe the economic return and related risk associated with a TRS is generally comparable to that of nonrecourse variable-rate mortgage debt.

## Cash Flows

### *Operating Activities*

Net cash provided by operating activities was $344,153,000, $389,798,000, and $166,123,000 for the years ended January 31, 2006, 2005 and 2004, respectively. The decrease in net cash provided by operating activities in the year ended January 31, 2006 compared to the year ended January 31, 2005 of $45,645,000 and the increase in net cash provided by operating activities for the year ended January 31, 2005 compared to the year ended January 31, 2004 of $223,675,000 are the result of the following:

| | Years Ended January 31, | |
|---|---|---|
| | **2006 vs. 2005** | 2005 vs. 2004 |
| | *(in thousands)* | |
| Increase in rents and other revenues received | **$ 59,363** | $ 187,765 |
| (Decrease) increase in interest received | **(15,761)** | 21,492 |
| (Decrease) increase in cash distributions from unconsolidated entities | **(27,551)** | 48,882 |
| Increase in proceeds from land sales – Land Development Group | **24,506** | 26,943 |
| Increase (decrease) in proceeds from land sales – Commercial Group | **82,947** | (16,928) |
| Increase in land development expenditures | **(36,506)** | (36,270) |
| Increase in operating expenditures | **(9,099)** | (25,879) |
| (Increase) decrease in cost of sales from land sales – Commercial Group | **(66,007)** | 21,265 |
| Increase in interest paid | **(28,531)** | (56,772) |
| Lumber Group cash provided from operating activities | **(29,006)** | 53,177 |
| Net (decrease) increase in cash provided by operating activities | **$ (45,645)** | $ 223,675 |

*Investing Activities*

Net cash used in investing activities was $857,040,000, $867,897,000 and $428,144,000 for the years ended January 31, 2006, 2005 and 2004, respectively.

The net cash used in investing activities consisted of the following:

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | (in thousands) | | |
| Capital expenditures* | **$ (973,375)** | $ (905,444) | $ (456,154) |
| Change in escrows to be used for capital expenditures and other investing activities: | | | |
| *Victoria Gardens,* a retail center in Rancho Cucamonga, California | **(14,357)** | – | – |
| *Simi Valley Town Center,* a retail center in Simi Valley, California | **(12,587)** | – | – |
| *Atlantic Yards,* a commercial development project in Brooklyn, New York | **(9,068)** | (2,195) | – |
| *Atlantic Terminal,* an office building in Brooklyn, New York | **7,324** | (7,324) | – |
| *The Nets,* a National Basketball Association franchise | **–** | 20,000 | (20,000) |
| Sale proceeds released from (placed in) escrow for future acquisitions: | | | |
| *Pavilion,* an office building in San Jose, California | **16,114** | (16,114) | – |
| *Colony Woods,* an apartment complex in Bellevue, Washington | **12,790** | (12,790) | – |
| *Vineyards and Laurels,* apartment complexes in Broadview Heights, Ohio and Justice, Illinois, respectively | **–** | 9,024 | (9,024) |
| *Courtland Center,* a retail center located in Flint, Michigan | **–** | – | 2,459 |
| Other | **(6,961)** | – | – |
| Subtotal | **$ (6,745)** | $ (9,399) | $ (26,565) |
| Net proceeds from disposition of rental properties and other investments: | | | |
| *Enclave,* an apartment complex in San Jose, California | **$ 38,613** | $ – | $ – |
| *Cherrywood Village* and *Ranchstone,* apartment complexes in Denver, Colorado | **30,698** | – | – |
| *Pavilion,* an office building in San Jose, California | **–** | 37,329 | – |
| *Woodlake,* an apartment building community in Silver Spring, Maryland | **–** | 17,497 | – |
| *Regency Towers,* an apartment complex in Jackson, New Jersey | **–** | 15,977 | – |
| *Colony Woods,* an apartment complex in Bellevue, Washington | **–** | 12,790 | – |
| *Flatbush Avenue,* a specialty retail center in Brooklyn, New York | **–** | 12,121 | 9,060 |
| *Trellis at Lee's Mill* and *Aboretum Place,* apartment complexes in Newport News, Virginia | **–** | 8,199 | – |
| *Bridgewater,* an apartment complex in Hampton, Virginia | **–** | 7,112 | – |
| *Babin Building Centers, Inc.* | **–** | 1,448 | – |
| Proceeds from disposition of Lumber Group | **–** | 35,000 | – |
| Other | **187** | 1,616 | 54 |
| Subtotal | **$ 69,498** | $ 149,089 | $ 9,114 |

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | *(in thousands)* | | |
| Change in investments in and advances to affiliates – (Investment in) or return of investment: | | | |
| Dispositions: | | | |
| *Showcase* an unconsolidated development project in Las Vegas, Nevada | **$ 13,623** | $ – | $ – |
| *Flower Park Plaza,* an unconsolidated apartment complex in Santa Ana, California | **7,337** | – | – |
| *Colony Place,* an unconsolidated apartment complex in Fort Myers, Florida | **6,747** | – | – |
| *Chapel Hill Mall,* an unconsolidated commercial property in Akron, Ohio | **–** | 13,355 | – |
| Land Development: | | | |
| *Mesa De Sol,* an unconsolidated land development project in Covington, New Mexico | **(3,578)** | (692) | (304) |
| *Sweetwater Ranch,* an unconsolidated land development project in Austin, Texas | **(32)** | (11,369) | – |
| *Grass Farms,* an unconsolidated land development project in Manatee City, Florida | **12,108** | (1,590) | – |
| *Central Station,* an unconsolidated land development project in Chicago, Illinois | **(772)** | 14,672 | 6,692 |
| Residential Projects: | | | |
| *1100 Wilshire Condominiums,* an unconsolidated condominium development project in Los Angeles, California | **572** | (9,432) | – |
| *Metropolitan Lofts,* an unconsolidated apartment complex in Los Angeles, California | **(4,276)** | – | – |
| *Clarkwood Apartments,* primarily refinancing proceeds from an unconsolidated apartment complex in Warrensville Heights, Ohio | **3,790** | – | – |
| *Enclave,* return of advance on behalf of partner in a consolidated apartment complex in San Jose, California | **10,724** | – | – |
| *Granada Gardens,* primarily refinancing proceeds from an unconsolidated apartment complex in Warrensville Heights, Ohio | **2,410** | – | – |
| On behalf of partner in residential supported-living development projects | **–** | (10,057) | 426 |
| New York City Projects: | | | |
| Sports arena complex and related development projects in Brooklyn, New York | **(20,037)** | (13,781) | – |
| Unconsolidated land component associated with *Ridge Hill,* a commercial mixed-use project in Yonkers, New York | **(8,930)** | – | – |
| *East River Plaza,* an unconsolidated commercial development project in Manhattan, New York | **283** | (22,331) | – |
| Acquisition of the *Nets,* a National Basketball Association Franchise | **–** | (50,250) | – |
| Investment related activities in the *Nets* segment | **2,108** | (5,199) | – |
| Repayment (advance) on a loan to unconsolidated projects in Brooklyn, New York | **9,379** | (9,385) | – |
| Commercial Projects: | | | |
| *San Francisco Centre,* an unconsolidated retail project under construction in San Francisco, California | **(7,050)** | (25,338) | (1,817) |
| *Golden Gate,* primarily refinancing proceeds from an unconsolidated commercial development project in Mayfield Heights, Ohio | **5,700** | – | – |
| *Clark Building,* primarily refinancing proceeds from an unconsolidated commercial development project in Cambridge, Massachusetts | **4,400** | – | – |
| *Victoria Gardens,* primarily return of advance on behalf of a partner from refinancing proceeds of a commercial development project in Rancho Cucamonga, California | **–** | 17,317 | – |
| *Short PumpTown Center,* an unconsolidated entity prior to February 1, 2004, primarily refinancing proceeds from a commercial development project in Richmond, Virginia | **–** | – | 38,204 |
| *Mall at Stonecrest,* an unconsolidated entity prior to February 1, 2004, primarily refinancing proceeds from a commercial development project in Atlanta, Georgia | **–** | – | 17,828 |
| Other net returns of investment (investment in) of equity method investments and other advances to affiliates | **19,076** | 11,937 | (15,568) |
| Subtotal | **$ 53,582** | $ (102,143) | $ 45,461 |
| **Net cash used in investing activities** | **$ (857,040)** | $ (867,897) | $ (428,144) |
| *Capital expenditures were financed as follows: | | | |
| New nonrecourse mortgage indebtedness | **$ 606,249** | $ 634,171 | $ 391,554 |
| Net proceeds from issuance of senior notes less repayment of term loan | **–** | 185,680 | – |
| Net borrowings under the bank revolving credit facility | **82,500** | – | 19,000 |
| Proceeds from disposition of rental properties including release of investing escrows (see above) | **98,215** | 85,593 | 11,519 |
| Portion of cash provided by operating activities | **186,411** | – | 34,081 |
| **Total Capital Expenditures** | **$ 973,375** | $ 905,444 | $ 456,154 |

*Financing Activities*

Net cash provided by the financing activities was $491,129,000, $622,910,000 and $247,156,000 in the years ended January 31, 2006, 2005 and 2004, respectively.

Net cash provided by financing activities reflected the following:

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | (in thousands) | | |
| Proceeds from issuance of senior notes | **$ –** | $ 250,000 | $ 300,000 |
| Payment of senior notes issuance costs | **–** | (8,070) | (8,151) |
| Retirement of $200,000,000 senior notes and premium | **–** | – | (208,500) |
| Borrowings on bank revolving credit facility | **100,000** | – | 19,000 |
| Repayment of borrowings under bank revolving credit facility | **(17,500)** | – | (73,000) |
| Repayment of term loan | **–** | (56,250) | (25,000) |
| Increase in nonrecourse mortgage debt | **1,092,926** | 1,195,138 | 963,583 |
| Principal payments on nonrecourse mortgage debt | **(540,354)** | (592,146) | (572,849) |
| Net (decrease) increase in notes payable | **(10,993)** | 336 | 9,022 |
| (Increase) decrease in restricted cash and offsetting withdrawals for escrow deposits: | | | |
| *Uptown Apartments*, a residential development project in Oakland, California ($160,000 of which was funded by mortgage proceeds above) | **(169,498)** | – | – |
| *Sky55*, a residential development project in Chicago, Illinois | **57,060** | (79,698) | – |
| *1251 S. Michigan*, a residential development project in Chicago, Illinois | **(9,747)** | – | – |
| *100 Landsdowne*, an apartment complex in Cambridge, Massachusetts | **22,152** | 15,400 | (45,000) |
| *Sterling Glen of Roslyn*, a supported-living community in Roslyn, New York | **19,459** | 14,426 | (59,650) |
| *University of Pennsylvania*, an office building in Philadelphia, Pennsylvania | **18,723** | (266) | (16,362) |
| *Sterling Glen of Lynbrook*, a supported-living community in Lynbrook, New York | **10,513** | 9,214 | 10,064 |
| *Victoria Gardens*, a regional shopping center in Rancho Cucamonga, California | **2,810** | (2,795) | – |
| *Stapleton*, a land development project in Denver, Colorado | **2,169** | (12,109) | – |
| *Lenox Club*, an apartment complex in Arlington, Virginia | **–** | (5,000) | – |
| *Consolidated-Carolina*, an apartment complex in Richmond, Virginia | **–** | 1,991 | 9,884 |
| Other | **(6,854)** | (9,596) | 42 |
| Increase (decrease) in book overdrafts, representing checks issued but not yet paid | **20,608** | (11,280) | (18,111) |
| Payment of deferred financing costs | **(83,752)** | (24,855) | (33,603) |
| Proceeds from the exercise of stock options | **12,590** | 5,360 | 3,635 |
| Payment of dividends | **(22,221)** | (29,099) | (14,960) |
| Purchase of treasury stock | **(1,945)** | – | – |
| Decrease in minority interest | **(5,017)** | (18,957) | (16,924) |
| Change in Lumber Group — assets held for sale | **–** | (18,834) | 24,036 |
| **Total** | **$ 491,129** | $ 622,910 | $ 247,156 |

## COMMITMENTS AND CONTINGENCIES

We have adopted the provisions of FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). We believe the risk of payment under these guarantees as described below is remote and, to date, no payments have been made under these guarantees.

As of January 31, 2006, we have a guaranteed loan of $1,400,000 relating to our share of a bond issue made by the *Village of Woodridge,* relating to a Land Development Group project in suburban Chicago, Illinois. This guarantee was entered into prior to January 31, 2003, and therefore, has not been recorded in our Consolidated Financial Statements at January 31, 2006, pursuant to the provisions of FIN No. 45. This bond issue guarantee terminates April 30, 2015, unless the bonds are paid sooner, and is limited to $500,000 in any one year. We also had outstanding letters of credit of $67,071,000 as of January 31, 2006. The maximum potential amount of future payments on the guaranteed loans and letters of credit we could be required to make are the total amounts noted above.

As a general partner for certain limited partnerships, we guaranteed the funding of operating deficits of newly-opened apartment projects for an average of five years. These guarantees were entered into prior to January 31, 2003, and therefore, have not been recorded in our consolidated financial statements at January 31, 2006, pursuant to the provisions of FIN No. 45. At January 31, 2006, the maximum potential amount of future payments on these operating deficit guarantees we could be required to make was approximately $5,900,000. We would seek to recover any amounts paid through refinancing or sales proceeds of the apartment project. These partnerships typically require us to indemnify, on an after-tax or "grossed up" basis, the investment partner against the failure to receive, or the loss of allocated tax credits and tax losses. At January 31, 2006, the maximum potential payment under these tax indemnity guarantees was approximately $65,084,000. We believe that all necessary requirements for qualifications for such tax credits have been and will continue to be met and that our investment partners will be able to receive expense allocations associated with the properties. We have obtained legal opinions from nationally recognized law firms supporting the validity of the tax credits. We do not expect to make any payments under these guarantees.

Our mortgage loans are nonrecourse, however in some cases lenders carve out certain items from the nonrecourse provisions. These carve-out items enable the lenders to seek recourse if we or the joint venture commit fraud, voluntarily file for bankruptcy, intentionally misapply funds, transfer title without lender consent, or intentionally misrepresent facts. We have also provided certain environmental guarantees. Under these environmental remediation guarantees, we must remediate any hazardous materials brought onto the property in violation of environmental laws. The maximum potential amount of future payments we could be required to make is limited to the actual losses suffered or actual remediation costs incurred. A portion of these carve-outs and guarantees have been made on behalf of joint ventures and while the amount of the potential liability is currently indeterminable, we believe any liability would not exceed our partners' share of the outstanding principal balance of the loans in which these carve-outs and environmental guarantees have been made. At January 31, 2006, the outstanding balance of the partners' share of these loans was approximately $516,911,000. We believe the risk of payment on the carve-out guarantees is mitigated in most cases by the fact we manage the property, and in the event our partner did violate one of the carve-out items, we would seek recovery from our partner for any payments we would make. Additionally, we further mitigate our exposure through environmental insurance.

We have guaranteed the obligations of Forest City Rental Properties Corporation, or FCRPC, under the FCRPC credit agreement, dated as of March 22, 2004, as amended, among FCRPC, the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent. This guaranty imposes a number of restrictive covenants on us, including a prohibition on certain consolidations and mergers and limitations on the amount of debt, guarantees and property liens that we may incur. The guaranty also requires us to maintain a specified minimum cash flow coverage ratio, consolidated shareholders' equity and Earnings Before Depreciation and Taxes, or EBDT. We are in compliance with the covenants under the guaranty at January 31, 2006.

We monitor our properties for the presence of hazardous or toxic substances. Other than those environmental matters identified during the acquisition of a site (which are generally remediated prior to the commencement of development), we are not aware of any environmental liability with respect to our operating properties that would have a material adverse effect on our financial position, cash flows, or results of operations. However, there can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability could have an adverse effect on our results of operations and cash flow. We carry environmental insurance and believe that the policy terms, conditions, limits and deductibles are adequate and appropriate under the circumstances, given the relative risk of loss, the cost of such coverage and current industry practice.

We customarily guarantee lien-free completion of projects under construction. Upon completion, the guarantees are released. Additionally, we also provide lien-free completion guarantees on the infrastructure on the land we develop and is later sold to customers or is held for master-planned communities or mixed-use projects. At January 31, 2006, we had provided the following completion guarantees:

| | Total Costs | Percent Completed | Total External Funding Sources | Outstanding Loan Balance |
|---|---|---|---|---|
| | | (in thousands) | | |
| Projects under construction | $ 2,549,190 | 55 % | $ 1,985,251 | $ 1,299,070 |
| Land | 765,500 | 60 | 630,101 | 187,874 |

Our subsidiaries have been successful in consistently delivering lien-free completion of construction and land projects, without calling our guarantees of completion.

We are also involved in certain claims and litigation related to our operations. Based on the facts known at this time, management has consulted with legal counsel and is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on our financial condition, results of operations or cash flows.

On August 16, 2004, we purchased an ownership interest in the NBA franchise known as the Nets that is reported on the equity method of accounting. Although we have an ownership interest of approximately 21% in the Nets, we currently recognized approximately 31% and 38% of the net loss for the years ended January 31, 2006 and 2005, respectively, because profits and losses are allocated to each member based on an analysis of the respective member's claim on the net book equity assuming a liquidation at book value at the end of the accounting period without regard to unrealized appreciation (if any) in the fair value of the Nets. In connection with the purchase of the franchise, we and certain of our partners have provided an indemnity guarantee to the NBA for any losses arising from the transaction, including the potential relocation of the team. Our indemnity is limited to $100,000,000 and is effective as long as we own an interest in the team. The indemnification provisions are standard provisions that are required by the NBA. We have insurance coverage of approximately $100,000,000 in connection with such indemnity. We evaluated the indemnity guarantee in accordance with FIN No. 45 and determined that the fair value for our liability for our obligations under the guarantee was not material.

In addition, the Nets are a party to an arbitration challenging an insurance company's denial of temporary total disability benefits on one of its former players. The maximum amount of our share of this claim approximates $8,000,000. This claim is being vigorously defended, and is not possible to predict the ultimate outcome of this dispute at this time. As management of the Nets believe that an adverse judgment is not probable, and the amount of loss, if any, cannot be reasonably estimated, or otherwise management believes is recoverable from the previous owners, the Nets have not accrued a loss associated with this matter at January 31, 2006.

Certain of our ground leases include provisions requiring us to indemnify the ground lessor against claims or damages occurring on or about the leased property during the term of the ground lease. These indemnities generally were entered into prior to January 31, 2003, and therefore, have not been recorded in our consolidated financial statements at January 31, 2006 in accordance with FIN No. 45. The maximum potential amount of future payments we could be required to make is limited to the actual losses suffered. We mitigate our exposure to loss related to these indemnities through insurance coverage.

We are party to an easement agreement under which we have agreed to indemnify a third party for any claims or damages arising from the use of the easement area of one of our development projects. We have also entered into an environmental indemnity at one of our development projects whereby we agree to indemnify a third party for the cost of remediating any environmental condition. The maximum potential amount of future payments we could be required to make is limited to the actual losses suffered or actual remediation costs incurred. We mitigate our exposure to loss related to the easement agreement and environmental indemnity through insurance coverage.

We are party to an agreement whereby we have issued a $40,000,000 guarantee in connection with certain environmental work to the extent such environmental work is required as a result of investigative work which is being performed to determine the feasibility of constructing a mixed-use development project in Brooklyn, New York. The guaranty expires at some point in time between six and nine years after completion of the investigative work as stipulated in the agreement. We have recorded a liability of $21,700,000 related to this agreement for the year ended January 31, 2006, which is included in accounts payable and accrued expenses in the Consolidated Balance Sheets. We mitigate our exposure to loss related to this agreement through an environmental insurance policy.

Stapleton Land, LLC has committed to fund $24,500,000 to the Park Creek Metropolitan District to be used for certain infrastructure projects. The first $4,500,000 is due in August 2007. The remaining balance is due no later than May 2009.

## CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET ARRANGEMENTS

As of January 31, 2006, we were subject to certain contractual payment obligations, some of which are off balance sheet as described in the table below. Refer to the "Financing Arrangements" section of the MD&A for information related to certain off balance sheet arrangements related to Stapleton that are not included in the table below.

| | Payments Due by Period January 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | 2007 | 2008 | 2009 | 2010 | 2011 | Thereafter |
| | (in thousands) | | | | | | |
| Long-Term Debt: | | | | | | | |
| Nonrecourse mortgage debt [4] | $ 5,159,432 | $ 685,744 | $ 556,794 | $ 165,077 | $ 548,566 | $ 441,942 | $ 2,761,309 |
| Share of nonrecourse mortgage debt of unconsolidated investments | 966,107 | 148,983 | 155,031 | 151,500 | 148,561 | 30,795 | 331,237 |
| Notes payable | 89,174 | 18,168 | 12,445 | 395 | 281 | 92 | 57,793 |
| Share of notes payable of unconsolidated investments | 91,710 | 33,641 | 4,693 | 12,808 | 28,983 | 173 | 11,412 |
| Bank revolving credit facility | 82,500 | – | – | 82,500 | – | – | – |
| Senior and subordinated debt [3] | 599,400 | – | – | 20,400 | – | – | 579,000 |
| Accounts payable and accrued expenses | 674,949 | 626,678 | 4,485 | 3,102 | 2,992 | 2,746 | 34,946 |
| Operating leases | 917,356 | 18,115 | 17,348 | 16,841 | 16,110 | 16,018 | 832,924 |
| Share of leases of unconsolidated investments | 45,303 | 1,092 | 1,083 | 1,060 | 1,014 | 1,007 | 40,047 |
| Construction contracts | 522,406 | 458,289 | 63,620 | 497 | – | – | – |
| The Nets contracts [1] | 262,192 | 78,922 | 64,068 | 56,776 | 34,585 | 18,739 | 9,102 |
| Other [2] | 258,971 | 17,451 | 9,826 | 3,586 | 220,847 | 597 | 6,664 |
| **Total Contractual Obligations** | $ 9,669,500 | $ 2,087,083 | $ 889,393 | $ 514,542 | $ 1,001,939 | $ 512,109 | $ 4,664,434 |

(1) These amounts primarily represent obligations at 100% to be paid under various player and executive contracts. The Company has an effective ownership interest of approximately 31% in the Nets for the year ended January 31, 2006. The timing of these obligations can be accelerated or deferred due to player retirements, trades and renegotiation.

(2) These amounts represent funds that we are legally obligated to pay under various service contracts, employment contracts and licenses over the next several years. These contracts are typically greater than one year and either do not contain a cancellation clause or cannot be terminated without substantial penalty. We have several service contracts with vendors related to our property management including maintenance, landscaping, security, phone service, etc. In addition, we have other service contacts that we enter into during our normal course of business which extend beyond one year and are based on usage including snow plowing, answering services, copier maintenance and cycle painting. As we are unable to predict the usage variables, these contracts have been excluded from our summary of contractual obligations at January 31, 2006.

(3) Refer to Item 7A – Quantitative and Qualitative Disclosures About Market Risk.

(4) We have a substantial amount of non-recourse mortgage debt, the details of which are further described within the Interest Rate Exposure section of this MD&A. We are contractually obligated to pay the interest and principle when due on these mortgages. Because we utilize mortgage debt as one of our primary sources of capital, the balances and the terms of the mortgages and therefore the estimate of future contractual obligations are subject to frequent changes due to property dispositions, mortgage refinancings, changes in variable interest rates and new mortgage debt in connection with property additions. We believe that the information contained within the MD&A provides reasonable information to assist an investor in estimating the future interest obligations related to the non-recourse mortgage debt reflected on our Consolidated Balance Sheets.

## STOCK SPLIT

On June 21, 2005, the Board of Directors declared a two-for-one stock split of our outstanding Class A and Class B common stock effective July 11, 2005 to shareholders of record on June 27, 2005. The stock split is given retroactive effect to the beginning of the earliest period presented in the accompanying Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity by transferring the par value of the additional shares issued from the additional paid-in-capital account to the common stock accounts. All share and per share data included in this annual report have been restated to reflect the stock split.

## DIVIDENDS

The Board of Directors declared regular quarterly cash dividends on both Class A and Class B common shares as follows:

| Date Declared | Date of Record | Payment Date | Amount Per Share |
|---|---|---|---|
| March 24, 2005 | June 1, 2005 | June 15, 2005 | $ 0.05 (post-split) |
| June 21, 2005 | September 1, 2005 | September 15, 2005 | $ 0.06 |
| September 29, 2005 | December 1, 2005 | December 15, 2005 | $ 0.06 |
| December 13, 2005 | March 1, 2006 | March 15, 2006 | $ 0.06 |
| March 23, 2006 [(1)] | June 1, 2006 | June 15, 2006 | $ 0.06 |

(1) Since this dividend was declared after January 31, 2006, it is not reflected in the consolidated financial statements.

## INFLATION

Substantially all of our long-term leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling us to receive additional rental income from escalation clauses, which generally increase rental rates during the terms of the leases and/or percentage rentals based on tenants' gross sales. Such escalations are determined by negotiation, increases in the consumer price index or similar inflation indices. In addition, we seek increased rents upon renewal at market rates for our short-term leases. Most of our leases require the tenants to pay a share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation.

## LEGAL PROCEEDINGS

We are involved in various claims and lawsuits incidental to our business, and management and legal counsel believe that these claims and lawsuits will not have a material adverse effect on our consolidated financial statements.

## NEW ACCOUNTING STANDARDS

In November 2005, the FASB issued FASB Staff Position (''FSP'') Nos. FAS 115-1 and FAS 124-1, ''The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments''. The guidance in this FSP amends SFAS No. 115, ''Accounting for Certain Investments in Debt and Equity Securities'', SFAS No. 124, ''Accounting for Certain Investments Held by Not-for-Profit Organizations'', Accounting Principles Board (''APB'') Opinion No. 18, ''The Equity Method of Accounting for Investments in Common Stock'' and Emerging Issues Task Force (''EITF'') Issue No. 03-1, ''The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.'' This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP Nos. FAS 115-1 and FAS 124-1 are effective no later than the first reporting period beginning after December 15, 2005. We do not expect this statement to have a material impact on our consolidated financial statements.

In October 2005, the FASB issued FSP FAS No. 13-1, ''Accounting for Rental Costs Incurred during a Construction Period'' (''FSP FAS No. 13-1''). FSP FAS No. 13-1 requires that rental costs associated with ground or building operating leases incurred during a construction period be recognized as rental expense. However, FSP No. FAS 13-1 does not address lessees that account for the sale or rental of real estate projects under SFAS No. 67, ''Accounting for Costs and Initial Rental Operations of Real Estate Projects'' (''SFAS No. 67''). We generally own rather than lease land upon which new real estate projects are constructed. When we lease the land under a real estate project under construction, it is our policy to capitalize rental costs associated with ground leases incurred during construction periods under SFAS No. 67. FSP FAS No. 13-1 is effective for the first reporting period beginning after December 15, 2005. The adoption of this statement did not have a material impact on our consolidated financial statements.

In June 2005, EITF No. 04-5, ''Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights'' (''EITF No. 04-5''), was ratified by the FASB. EITF No. 04-5 addresses what rights held by the limited partner(s) preclude consolidation in circumstances in which the sole general partner would consolidate the limited partnership in accordance with generally accepted accounting principles. The assessment of limited partners' rights and their impact on the presumption of control of the limited partnership by the sole general partner should be made when the investor becomes the sole general partner and should be reassessed if there is a change in terms or the exercise of the rights of the limited partners, the sole general partner increases or decreases its ownership, or there is an increase or decrease in the number of outstanding limited partner interests. For pre-existing agreements that are not modified, the consensus is effective as of the beginning of the first fiscal reporting period beginning after December 15, 2005. For all new and modified agreements, the consensus was effective on June 29, 2005 and did not have a material impact on our consolidated financial statements. For all existing agreements, we will adopt the consensus effective February 1, 2006, and we do not expect this statement to have a material impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, ''Accounting Changes and Error Corrections—a replacement of Accounting Principles Board Opinion No. 20 and FASB Statement No. 3'' (''SFAS No. 154''). This statement changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect this statement to have a material impact on our consolidated financial statements.

In March 2005, the FASB issued FIN No. 47, ''Accounting for Conditional Asset Retirement Obligations'' (''FIN No. 47''), which clarifies that the term ''conditional asset retirement obligation'' as used in SFAS No. 143, ''Accounting for Asset Retirement Obligations'', refers to a legal obligation to perform an asset retirement activity even when the timing and/or method of settlement is conditional on a future event that may or may not be within our control. We are required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN No. 47 became effective and was adopted by the Company on January 31, 2006. The adoption of FIN No. 47 did not have a material impact on our consolidated financial statements.

In March 2005, the FASB issued FSP FIN 46 (R)-5, ''Implicit Variable Interests Under FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities'' (''FSP FIN No. 46 (R)-5''), to address whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. The guidance describes an implicit variable interest as an implied financial interest in an entity that changes with changes in the fair market value of the entity's net assets exclusive of variable interests. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). FSP No. 46 (R)-5 is effective for the first reporting period beginning after March 3, 2005. The adoption of this statement did not have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised) ''Share-Based Payment'' (''SFAS No. 123 (R)''). This statement requires the recognition of compensation costs related to the estimated fair value of employee stock options and similar stock awards. Among other changes, SFAS No. 123 (R) provides for certain changes to the method of valuing share-based payments. On April 14, 2005, the SEC adopted a new rule amending the compliance dates for SFAS No. 123 (R) which extended the implementation date to February 1, 2006. We will adopt the modified prospective application method which requires the provisions of SFAS No. 123 (R) to be applied to unvested awards outstanding at the date of adoption and all new awards. At February 1, 2006, we had approximately $3,700,000 ($2,900,000 net of tax) of unamortized compensation costs related to outstanding unvested stock options expected to be recognized during the year ending January 31, 2007, a portion of which relates to certain development personnel that will be capitalized into the basis of qualifying real estate projects under development.

We will continue to recognize compensation costs related to restricted stock awards upon adoption of SFAS No. 123 (R), however the unearned compensation costs of $4,151,000 recorded as a reduction of shareholders' equity at January 31, 2006 will be reclassified to additional paid-in capital upon adoption.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This standard amended APB Opinion No. 29, "Accounting for Nonmonetary Transactions," to eliminate the exception from fair-value measurement for nonmonetary exchanges of similar productive assets. This standard replaces the exception with a general exception from fair-value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has no commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for all nonmonetary asset exchanges completed by the company starting July 1, 2005. The adoption of this standard is not expected to have a material impact on our financial position, results of operations or cash flows.

## VARIABLE INTEREST ENTITIES

In January 2003, FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), was issued. In December 2003, the FASB published a revision of the interpretation ("FIN No. 46 (R)") to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. The objective of this interpretation is to provide guidance on how to identify a VIE and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE are to be included in the consolidated financial statements. A company that holds a variable interest in a VIE consolidates the entity if the company's interest is such that the company will absorb a majority of the VIEs' expected losses and/or receive a majority of the VIEs' expected residual returns, if they occur. FIN No. 46 (R) also requires additional disclosures by primary beneficiaries and other significant variable interest holders.

We implemented FIN No. 46 (R) on February 1, 2004. Previously, we adopted the consolidation requirements for VIEs created after January 31, 2003, and the disclosure provisions of the interpretation that were effective upon issuance. As a result, we determined that we are the primary beneficiary of 25 previously unconsolidated VIEs representing 14 properties (19 VIEs representing eight properties in Residential Group, five VIEs/properties in Commercial Group, and one VIE/property in Land Development Group). Of these 25 VIEs, 14 VIEs representing 13 properties (nine VIEs representing eight properties in Residential Group, four VIEs/properties in Commercial Group, and one VIE/property in Land Development Group) that were previously accounted for using the equity method of accounting have been fully consolidated. The remaining 11 VIEs representing one property (ten VIEs in Residential Group and one VIE/property in Commercial Group) that were previously accounted for using the cost method of accounting have also been fully consolidated.

In addition, five properties in the Residential Group, which were determined to be VIEs, have been deconsolidated because we are not considered the primary beneficiary of these properties. Although we are an equity investor in these properties, we lack certain decision-making authority. Specifically, these properties are part of government sponsored housing programs that are administered by the U.S. Department of Housing and Urban Development ("HUD"). We determined through a review of the contractual agreements for these government-sponsored programs that the decision-making rights of HUD, a non-equity investor, are restrictive rights that have a significant impact on these five properties. We determined that HUD is the primary beneficiary of these VIEs because it is most closely associated with the VIEs. The VIEs' activities include providing affordable housing for those individuals that qualify as low-income individuals, which is also HUD's primary goal, mission, or purpose. Consistent with the provisions of FIN No. 46 (R), we do not consider the activities of these VIEs significant as they only have a de minimus effect on all the principal captions in the Consolidated Balance Sheet.

For the year ended January 31, 2005, we recorded a charge of $18,628,000 ($11,261,000 net of tax) for the cumulative effect of change in accounting principle in accordance with FIN No. 46 (R), which resulted in a reduction of net earnings. This charge consisted primarily of our share of accumulated depreciation and amortization expense of the newly-consolidated VIEs that were previously accounted for on the cost method.

Upon implementation of FIN No. 46 (R) on February 1, 2004, we determined that we hold variable interests in 39 other VIEs representing 39 properties (38 in Residential Group and one in Land Development Group) for which we are not the primary beneficiary. Of the 38 Residential entities, including the five that were previously consolidated have been subsequently deconsolidated as disclosed above in accordance with the provisions of FIN No. 46 (R). We are involved with these unconsolidated VIEs as an equity holder, lender, management agent, or through other contractual relationships. The maximum exposure to loss as a result of our involvement with these unconsolidated VIEs was limited to our recorded investments in those VIEs totaling approximately $25,000,000 at February 1, 2004, which are recorded as investments in and advances to affiliates. In addition, we have various VIEs that were previously consolidated that remain consolidated under FIN No. 46 (R).

As of January 31, 2006, we determined that we are the primary beneficiary of 30 VIEs representing 18 properties (19 VIEs representing 8 properties in Residential Group, 10 VIEs representing 9 properties in Commercial Group, and 1 VIE/property in Land Development Group). As of January 31, 2006, we held variable interests in 41 VIEs for which we are not the primary beneficiary. The maximum exposure to loss as a result of our involvement with these unconsolidated VIEs is limited to our recorded investments in those VIEs totaling approximately $105,956,000 at January 31, 2006, which is recorded as investments in and advances to affiliates. In addition, we have various VIEs that were previously consolidated that remain consolidated under FIN No. 46 (R). These VIEs consist of joint ventures that are engaged, directly or indirectly, in the ownership, development and management of office buildings, regional malls, specialty retail centers, apartment communities, supported-living apartments and land development.

The total assets, nonrecourse mortgage debt, total liabilities and minority interest of VIEs consolidated due to the implementation of FIN No. 46 (R) for which we are the primary beneficiary (net of the five deconsolidated properties) are as follows:

| | **January 31, 2006** | January 31, 2005 | February 1, 2004 |
|---|---|---|---|
| | | *(in thousands)* | |
| Total Assets | **$ 940,000** | $ 877,000 | $ 555,000 |
| Nonrecourse Mortgage Debt | **839,000** | 756,000 | 520,000 |
| Total Liabilities (including nonrecourse mortgage debt) | **900,000** | 813,000 | 540,000 |
| Minority Interest | **40,000** | 64,000 | 15,000 |

In addition to the VIEs described above, we have also determined that we are the primary beneficiary of a VIE which holds collateralized borrowings of $29,000,000 (see the ''Senior and Subordinated Debt'' section of the MD&A) as of January 31, 2006.

### SUBSEQUENT EVENT

On March 17, 2006, we sold our investment in *Hilton Times Square Hotel* for $242,450,000. This 444-room hotel opened in 2000 and is located in Manhattan, New York. We have taken the initial steps to structure this sale as a tax-deferred exchange.

### INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, together with other statements and information publicly disseminated by the Company, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements reflect management's current views with respect to financial results related to future events and are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial or otherwise, may differ from the results discussed in the forward-looking statements. Risk factors discussed in Item 1A. of this Form 10-K and other factors that might cause differences, some of which could be material, include, but are not limited to, real estate development and investment risks including lack of satisfactory financing, construction and lease-up delays and cost overruns, the effect of economic and market conditions on a nationwide basis as well as regionally in areas where the Company has a geographic concentration of properties, reliance on major tenants, the impact of terrorist acts, the Company's substantial leverage and the ability to obtain and service debt, guarantees under the Company's credit facility, the level and volatility of interest rates, continued availability of tax-exempt government financing, the sustainability of substantial operations at the subsidiary level, illiquidity of real estate investments, dependence on rental income from real property, conflicts of interest, financial stability of tenants within the retail industry which may be impacted by competition and consumer spending, potential liability from syndicated properties, effects of uninsured loss, environmental liabilities, partnership risks, litigation risks, risks associated with an investment in a professional sports franchise, the rate revenue increases versus the rate of expense increases, as well as other risks listed from time to time in the Company's reports filed with the United States Securities and Exchange Commission. The Company has no obligation to revise or update any forward-looking statements, other than imposed by law, as a result of future events or new information. Readers are cautioned not to place undue reliance on such forward-looking statements.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk. At January 31, 2006, our outstanding variable-rate debt portfolio consisted of $761,096,000 of taxable debt (which includes $82,500,000 related to the bank revolving credit facility) and $851,906,000 of tax-exempt variable-rate debt (which includes $20,400,000 of subordinated debt). Upon opening and achieving stabilized operations, we generally pursue long-term fixed-rate nonrecourse financing for our rental properties. Additionally, when the properties' fixed-rate debt matures, the maturing amounts are subject to interest rate risk.

To mitigate short-term variable interest rate risk, we have purchased interest rate hedges for our variable-rate debt as follows:

**Taxable** (Priced off of London Interbank Offering Rate (''LIBOR'') Index)

| | Caps | | Swaps (1) | |
|---|---|---|---|---|
| **Period Covered** | **Amount** | **Average Base Rate** | **Amount** | **Average Base Rate** |
| | *(dollars in thousands)* | | | |
| 02/01/06-02/01/07 (2) | $ 814,383 | 5.40% | $ 467,001 | 4.01% |
| 02/01/07-02/01/08 | 693,379 | 5.43 | 350,878 | 4.72 |
| 02/01/08-02/01/09 | 92,035 | 5.20 | 49,690 | 4.54 |
| 02/01/09-02/01/10 | 73,500 | 5.00 | 48,432 | 4.54 |

(1) Swaps include LIBOR contracts that have an initial maturity greater than six months.

(2) These LIBOR-based hedges as of February 1, 2006 protect the debt currently outstanding as well as the anticipated increase in debt outstanding for projects under development or anticipated to be under development during the year ending January 31, 2007.

**Tax-Exempt** (Priced off of Bond Municipal Association (''BMA'') Index)

| | Caps | | Swaps | |
|---|---|---|---|---|
| | **Amount** | **Average Base Rate** | **Amount** | **Average Base Rate** |
| | *(dollars in thousands)* | | | |
| **Period Covered** | | | | |
| 02/01/06-02/01/07 | $ 267,006 | 5.64% | $ 35,000 | 3.95% |
| 02/01/07-02/01/08 | 175,025 | 5.71 | – | – |
| 02/01/08-02/01/09 | 119,200 | 5.62 | – | – |

The tax-exempt caps expressed above mainly represent protection that was purchased in conjunction with lender hedging requirements that require the borrower to protect against significant fluctuations in interest rates. Outside of such requirements, we generally do not hedge tax-exempt debt because, since 1990, the base rate of this type of financing has averaged 3.02% and has never exceeded 7.90%.

We estimate the fair value of our debt instruments by discounting future cash payments at interest rates that approximate the current market. Based on these parameters, the carrying amount of our total fixed-rate debt at January 31, 2006 was $4,228,330,000 compared to an estimated fair value of $4,181,084,000. We estimate that a 100 basis point decrease in market interest rates would change the fair value of this fixed-rate debt to approximately $4,435,497,000 at January 31, 2006.

We estimate the fair value of our hedging instruments based on interest rate market pricing models. At January 31, 2006 and 2005, interest rate caps were reported at fair value of approximately $9,698,000 and $1,405,000, respectively, in other assets in the Consolidated Balance Sheets. The fair value of interest rate swap and floor agreements which had a net positive fair value of $7,887,000 at January 31, 2006 are included in other assets in the Consolidated Balance Sheets. The fair value of interest rate swap and floor agreements which had a net negative fair value of $1,394,000 at January 31, 2005 is included in accounts payable and accrued expenses in the Consolidated Balance Sheets.

The following tables provide information about our financial instruments that are sensitive to changes in interest rates.

## Item 7A. Quantitative and Qualitative Disclosures about Market Risk (continued)

**January 31, 2006**

| Long-Term Debt | Expected Maturity Date — Fiscal Year Ending January 31, 2007 | 2008 | 2009 | 2010 | 2011 | Period Thereafter | Total Outstanding 1/31/06 | Fair Market Value 1/31/06 |
|---|---|---|---|---|---|---|---|---|
| | (dollars in thousands) | | | | | | | |
| **Fixed:** | | | | | | | | |
| Fixed-rate debt | $ 292,266 | $ 160,787 | $ 122,819 | $ 267,652 | $ 345,062 | $ 2,357,321 | $ 3,545,907 | $3,524,313 |
| Weighted average interest rate | 7.07 % | 6.90 % | 6.81 % | 7.04 % | 6.88 % | 6.10 % | 6.39 % | |
| UDAG | 8,385 | 728 | 726 | 724 | 20,671 | 72,189 | 103,423 | 62,071 |
| Weighted average interest rate | 0.23 % | 2.56 % | 2.50 % | 2.44 % | 1.80 % | 1.81 % | 1.69 % | |
| Senior & subordinated debt [1] | – | – | – | – | – | 579,000 | 579,000 | 594,700 |
| Weighted average interest rate | – | – | – | – | – | 7.30 % | 7.30 % | |
| **Total Fixed-Rate Debt** | 300,651 | 161,515 | 123,545 | 268,376 | 365,733 | 3,008,510 | 4,228,330 | 4,181,084 |
| **Variable:** | | | | | | | | |
| Variable-rate debt | 272,941 | 267,609 | 25,532 | 3,190 | 47,549 | 61,775 | 678,596 | 678,596 |
| Weighted average interest rate | 6.50 % | 6.50 % | 6.47 % | 5.81 % | 5.74 % | 5.99 % | 6.40 % | |
| Tax-exempt | 112,152 | 127,670 | 16,000 | 277,000 | 28,660 | 270,024 | 831,506 | 831,506 |
| Weighted average interest rate | 4.25 % | 4.50 % | 4.59 % | 4.70 % | 5.29 % | 4.20 % | 4.47 % | |
| Bank revolving credit facility [1] | – | – | 82,500 | – | – | – | 82,500 | 82,500 |
| Weighted average interest rate | – | – | 6.39 % | – | – | – | 6.39 % | |
| Subordinated debt [1] | – | – | 20,400 | – | – | – | 20,400 | 20,400 |
| Weighted average interest rate | – | – | 4.17 % | – | – | – | 4.17 % | |
| **Total Variable-Rate Debt** | 385,093 | 395,279 | 144,432 | 280,190 | 76,209 | 331,799 | 1,613,002 | 1,613,002 |
| **Total Long Term Debt** | $ 685,744 | $ 556,794 | $ 267,977 | $ 548,566 | $ 441,942 | $ 3,340,309 | $ 5,841,332 | $5,794,086 |
| Weighted average interest rate | 6.30 % | 6.15 % | 6.30 % | 5.85 % | 6.42 % | 6.06 % | 6.11 % | |

(1) Represents recourse debt.

**January 31, 2005**

| Long-Term Debt | Expected Maturity Date — Fiscal Year Ending January 31, 2006 | 2007 | 2008 | 2009 | 2010 | Period Thereafter | Total Outstanding 1/31/05 | Fair Market Value 1/31/05 |
|---|---|---|---|---|---|---|---|---|
| | *(dollars in thousands)* | | | | | | | |
| **Fixed:** | | | | | | | | |
| Fixed-rate debt | $ 142,486 | $ 485,747 | $ 160,957 | $ 217,394 | $ 252,615 | $ 2,040,246 | $ 3,299,445 | $ 3,411,543 |
| Weighted average interest rate | 7.08 % | 6.66 % | 6.82 % | 7.19 % | 7.10 % | 6.44 % | 6.62 % | |
| UDAG | 28,860 | 8,169 | 589 | 581 | 573 | 65,237 | 104,009 | 66,001 |
| Weighted average interest rate | 1.46 % | 0.09 % | 2.16 % | 2.06 % | 1.96 % | 1.74 % | 1.54 % | |
| Senior & subordinated debt [1] | – | – | – | – | – | 599,400 | 599,400 | 623,653 |
| Weighted average interest rate | – | – | – | – | – | 7.34 % | 7.34 % | |
| **Total Fixed-Rate Debt** | 171,346 | 493,916 | 161,546 | 217,975 | 253,188 | 2,704,883 | 4,002,854 | 4,101,197 |
| **Variable:** | | | | | | | | |
| Variable-rate debt | 164,584 | 273,931 | 99,136 | 36,391 | 2,097 | 64,248 | 640,387 | 640,387 |
| Weighted average interest rate | 4.80 % | 5.48 % | 4.57 % | 4.70 % | 5.35 % | 5.59 % | 5.13 % | |
| Tax-exempt | 182,055 | 51,000 | 127,670 | 16,000 | – | 366,625 | 743,350 | 743,350 |
| Weighted average interest rate | 3.17 % | 2.37 % | 3.33 % | 3.39 % | – | 2.87 % | 3.00 % | |
| Bank revolving credit facility [1] | – | – | – | – | – | – | – | – |
| Weighted average interest rate | – | – | – | – | – | – | – | |
| **Total Variable-Rate Debt** | 346,639 | 324,931 | 226,806 | 52,391 | 2,097 | 430,873 | 1,383,737 | 1,383,737 |
| **Total Long Term Debt** | $ 517,985 | $ 818,847 | $ 388,352 | $ 270,366 | $ 255,285 | $ 3,135,756 | $ 5,386,591 | $ 5,484,934 |
| **Weighted average interest rate** | 4.67 % | 5.93 % | 5.09 % | 6.62 % | 7.08 % | 6.08 % | 5.92 % | |

(1) Represents recourse debt.

## INDEX TO FINANCIAL STATEMENTS



All other schedules are omitted because they are not applicable or the required information is presented in the consolidated financial statements or the notes thereto.

Financial statements of the Company's unconsolidated joint venture companies have been omitted because each of the joint venture's proportionate share of the income from continuing operations is less than 20% of the respective consolidated amount, and the investment in and advances to each joint venture is less than 20% of consolidated total assets.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Forest City Enterprises, Inc.:

We have completed integrated audits of Forest City Enterprises, Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of January 31, 2006, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedules

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Forest City Enterprises, Inc. and its subsidiaries (the "Company") at January 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the Consolidated Financial Statements, the Company, on February 1, 2004, adopted FIN 46 (R), "Consolidation of Variable Interest Entities – an Interpretation of ARB 51", as interpreted.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of January 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Cleveland, OH
March 24, 2006

## Forest City Enterprises, Inc. and Subsidiaries
## Consolidated Balance Sheets

| | January 31, 2006 | January 31, 2005 |
|---|---|---|
| | *(in thousands)* | |
| **Assets** | | |
| Real Estate | | |
| Completed rental properties | **$ 6,162,995** | $ 5,708,558 |
| Projects under development | **886,256** | 634,441 |
| Land held for development or sale | **105,875** | 94,907 |
| Total Real Estate | **7,155,126** | 6,437,906 |
| Less accumulated depreciation | **(986,594)** | (865,562) |
| Real Estate, net | **6,168,532** | 5,572,344 |
| Cash and equivalents | **254,734** | 276,492 |
| Restricted cash | **430,264** | 347,267 |
| Notes and accounts receivable, net | **265,264** | 212,868 |
| Investments in and advances to affiliates | **361,942** | 415,234 |
| Other assets | **509,605** | 497,880 |
| **Total Assets** | **$ 7,990,341** | $ 7,322,085 |
| **Liabilities and Shareholders' Equity** | | |
| **Liabilities** | | |
| Mortgage debt, nonrecourse | **$ 5,159,432** | $ 4,787,191 |
| Notes payable | **89,174** | 93,432 |
| Bank revolving credit facility | **82,500** | – |
| Senior and subordinated debt | **599,400** | 599,400 |
| Accounts payable and accrued expenses | **674,949** | 587,274 |
| Deferred income taxes | **387,788** | 354,490 |
| **Total Liabilities** | **6,993,243** | 6,421,787 |
| Minority Interest | **102,716** | 95,773 |
| Commitments and Contingencies | – | – |
| Company-Obligated Trust Preferred Securities | – | – |
| **Shareholders' Equity** | | |
| Preferred stock – without par value; 5,000,000 shares authorized; no shares issued | – | – |
| Common stock – $.33 1/3 par value | | |
| Class A, 96,000,000 shares authorized; 75,695,084 and 74,205,642 shares issued and outstanding, respectively | **25,232** | 24,736 |
| Class B, convertible, 36,000,000 shares authorized; 26,149,070 and 26,496,960 shares issued and outstanding, respectively; 6,257,961 shares issuable | **8,716** | 8,832 |
| | **33,948** | 33,568 |
| Additional paid-in capital | **251,991** | 230,188 |
| Unearned compensation | **(4,151)** | (3,087) |
| Retained earnings | **612,371** | 552,106 |
| | **894,159** | 812,775 |
| Accumulated other comprehensive income (loss) | **223** | (8,250) |
| **Total Shareholders' Equity** | **894,382** | 804,525 |
| **Total Liabilities and Shareholders' Equity** | **$ 7,990,341** | $ 7,322,085 |

The accompanying notes are an integral part of these consolidated financial statements.

## Forest City Enterprises, Inc. and Subsidiaries
## Consolidated Statements of Earnings

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | *(in thousands, except per share data)* | | |
| **Revenues from real estate operations** | **$1,200,775** | $986,054 | $808,784 |
| **Expenses** | | | |
| Operating expenses | **694,296** | 567,276 | 481,400 |
| Interest expense | **273,115** | 238,234 | 179,560 |
| Amortization of mortgage procurement costs | **12,547** | 13,427 | 9,548 |
| Loss on early extinguishment of debt | **7,415** | 5,082 | 10,718 |
| Provision for decline in real estate | **7,874** | – | 2,134 |
| Depreciation and amortization | **174,792** | 153,085 | 106,249 |
| | **1,170,039** | 977,104 | 789,609 |
| **Interest income** | **28,095** | 45,302 | 22,659 |
| **Equity in earnings of unconsolidated entities** | **55,201** | 54,392 | 31,751 |
| **Gain (loss) on disposition of other investments** | **506** | 438 | (171) |
| **Earnings before income taxes** | **114,538** | 109,082 | 73,414 |
| **Income tax expense (benefit)** | | | |
| Current | **1,263** | (12,857) | (4,340) |
| Deferred | **21,975** | 52,770 | 29,872 |
| | **23,238** | 39,913 | 25,532 |
| Earnings before minority interest, discontinued operations and cumulative effect of change in accounting principle | **91,300** | 69,169 | 47,882 |
| Minority interest | **(30,496)** | (25,161) | (11,638) |
| **Earnings from continuing operations** | **60,804** | 44,008 | 36,244 |
| Discontinued operations, net of tax and minority interest | | | |
| Operating earnings from Lumber Group | – | 4,545 | 3,701 |
| Operating loss from rental properties | **(3,790)** | (4,480) | (1,173) |
| Gain on disposition of Lumber Group | – | 11,501 | – |
| Gain on disposition of rental properties | **26,505** | 40,893 | 3,897 |
| | **22,715** | 52,459 | 6,425 |
| Cumulative effect of change in accounting principle, net of tax | – | (11,261) | – |
| **Net earnings** | **$ 83,519** | $ 85,206 | $ 42,669 |
| **Basic earnings per common share** (1) | | | |
| Earnings from continuing operations | **$ 0.60** | $ 0.44 | $ 0.36 |
| Earnings from discontinued operations, net of tax and minority interest | **0.23** | 0.52 | 0.07 |
| Cumulative effect of change in accounting principle, net of tax | – | (0.11) | – |
| **Net earnings** | **$ 0.83** | $ 0.85 | $ 0.43 |
| **Diluted earnings per common share** (1) | | | |
| Earnings from continuing operations | **$ 0.59** | $ 0.43 | $ 0.36 |
| Earnings from discontinued operations, net of tax and minority interest | **0.22** | 0.52 | 0.06 |
| Cumulative effect of change in accounting principle, net of tax | – | (0.11) | – |
| **Net earnings** | **$ 0.81** | $ 0.84 | $ 0.42 |

(1) Earnings per share and weighted average shares outstanding for the years ended January 31, 2006, 2005 and 2004 have been restated to reflect a two-for-one stock split that occurred in July 2005.

The accompanying notes are an integral part of these consolidated financial statements.

## Forest City Enterprises, Inc. and Subsidiaries
## *Consolidated Statements of Comprehensive Income*

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | *(in thousands)* | | |
| **Net earnings** | **$83,519** | $85,206 | $42,669 |
| Other comprehensive income (loss), net of tax and minority interest: | | | |
| Unrealized net gains (losses) on investment securities | **57** | (435) | 687 |
| Change in unrealized net gains (losses) on interest rate derivative contracts | **8,416** | 2,641 | (2,421) |
| Change in fair value of retained interest (Footnote I) | **–** | (12,442) | 4,052 |
| Other comprehensive income (loss), net of tax and minority interest | **8,473** | (10,236) | 2,318 |
| **Comprehensive income** | **$91,992** | $74,970 | $44,987 |

The accompanying notes are an integral part of these consolidated financial statements.

# Forest City Enterprises, Inc. and Subsidiaries
# Consolidated Statements of Shareholders' Equity

| | Common Stock | | | | Additional Paid-In Capital | Unearned Compensation | Retained Earnings | Treasury Stock | | Accumulated Other Comprehensive (Loss) Income | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Class A | | Class B | | | | | | | | |
| | Shares | Amount | Shares | Amount | | | | Shares | Amount | | |
| | | | | | | (in thousands) | | | | | |
| **Balances at January 31, 2003, as previously reported** | 35,678 | $ 11,892 | 14,548 | $ 4,850 | $ 238,143 | $ (6,114) | $ 470,348 | 570 | $ (4,425) | $ (332) | $ 714,362 |
| Two-for-one stock split effective July 11, 2005, applied retroactively | 35,678 | 11,892 | 14,548 | 4,850 | (16,742) | – | – | 570 | – | – | – |
| **Balances at January 31, 2003, as restated** | 71,356 | $ 23,784 | 29,096 | $ 9,700 | $ 221,401 | $ (6,114) | $ 470,348 | 1,140 | $ (4,425) | $ (332) | $ 714,362 |
| Net earnings | | | | | | | 42,669 | | | | 42,669 |
| Other comprehensive income, net of tax and minority interest | | | | | | | | | | 2,318 | 2,318 |
| Dividends $.165 per share | | | | | | | (16,480) | | | | (16,480) |
| Conversion of Class B to Class A shares | 1,664 | 556 | (1,664) | (556) | | | | | | | – |
| Exercise of stock options | | | | | 1,975 | | | (436) | 1,660 | | 3,635 |
| Income tax benefit from stock option exercises | | | | | 1,212 | | | | | | 1,212 |
| Restricted stock issued | | | | | (1,013) | | | (226) | 1,013 | | – |
| Amortization of unearned compensation | | | | | | 1,195 | | | | | 1,195 |
| **Balances at January 31, 2004, as restated** | 73,020 | $ 24,340 | 27,432 | $ 9,144 | $ 223,575 | $ (4,919) | $ 496,537 | 478 | $ (1,752) | $ 1,986 | $ 748,911 |
| Net earnings | | | | | | | 85,206 | | | | 85,206 |
| Other comprehensive loss, net of tax and minority interest | | | | | | | | | | (10,236) | (10,236) |
| Dividends $.295 per share | | | | | | | (29,637) | | | | (29,637) |
| Conversion of Class B to Class A shares | 935 | 312 | (935) | (312) | | | | | | | – |
| Exercise of stock options | 251 | 84 | | | 3,524 | | | (478) | 1,752 | | 5,360 |
| Income tax benefit from stock option exercises | | | | | 4,256 | | | | | | 4,256 |
| Amortization of unearned compensation | | | | | | 1,832 | | | | | 1,832 |
| Distribution of accumulated equity to minority partners | | | | | (1,167) | | | | | | (1,167) |
| **Balances at January 31, 2005** | 74,206 | $ 24,736 | 26,497 | $ 8,832 | $ 230,188 | $ (3,087) | $ 552,106 | – | $ – | $ (8,250) | $ 804,525 |
| Net earnings | | | | | | | 83,519 | | | | 83,519 |
| Other comprehensive income, net of tax and minority interest | | | | | | | | | | 8,473 | 8,473 |
| Dividends $.23 per share | | | | | | | (23,254) | | | | (23,254) |
| Purchase of treasury stock | | | | | | | | 62 | (1,945) | | (1,945) |
| Conversion of Class B to Class A shares | 348 | 116 | (348) | (116) | | | | | | | – |
| Exercise of stock options | 1,051 | 350 | | | 10,295 | | | (62) | 1,945 | | 12,590 |
| Income tax benefit from stock option exercises and vesting of restricted stock | | | | | 9,195 | | | | | | 9,195 |
| Restricted stock issued | 90 | 30 | | | 2,827 | (2,857) | | | | | – |
| Amortization of unearned compensation | | | | | | 1,793 | | | | | 1,793 |
| Distribution of accumulated equity to minority partners | | | | | (514) | | | | | | (514) |
| **Balances at January 31, 2006** | 75,695 | $ 25,232 | 26,149 | $ 8,716 | $ 251,991 | $ (4,151) | $ 612,371 | – | $ – | $ 223 | $ 894,382 |

The accompanying notes are an integral part of these consolidated financial statements.

**Forest City Enterprises, Inc. and Subsidiaries**
**Consolidated Statements of Cash Flows**

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | *(in thousands)* | | |
| **Net Earnings** | **$ 83,519** | $ 85,206 | $ 42,669 |
| Amortization of mortgage procurement costs | **12,547** | 13,427 | 9,548 |
| Loss on early extinguishment of debt | **7,415** | 5,082 | 10,718 |
| Provision for decline in real estate | **7,874** | – | 2,134 |
| Depreciation and amortization | **174,792** | 153,085 | 106,249 |
| Equity in earnings of unconsolidated entities | **(55,201)** | (54,392) | (31,751) |
| (Gain) loss on disposition of other investments | **(506)** | (438) | 171 |
| Deferred income taxes | **21,975** | 44,077 | 30,777 |
| Minority interest | **30,496** | 25,161 | 11,638 |
| Amortization of unearned compensation | **1,793** | 1,832 | 1,195 |
| Cash distributions from operations of unconsolidated entities | **46,457** | 74,008 | 25,126 |
| Non-cash operating expenses: | | | |
| Write-off of a portion of enterprise resource planning project | **3,162** | – | – |
| Write-off of abandoned development projects | **3,821** | 13,898 | 17,722 |
| Discontinued operations: | | | |
| Loss on early extinguishment of debt | **2,569** | 2,576 | 190 |
| Provision for decline in real estate | – | – | 1,104 |
| Depreciation and amortization | **6,578** | 12,274 | 11,238 |
| Amortization of mortgage procurement costs | **703** | 1,006 | 1,377 |
| Gain on disposition of rental properties and Lumber Group | **(43,198)** | (92,245) | (6,769) |
| Minority interest | **2,093** | 3,768 | (2,088) |
| Deferred taxes | **18,529** | 25,221 | 1,255 |
| Cumulative effect of change in accounting principle | – | 18,628 | – |
| Cost of sales of land included in projects under development and completed rental properties | **73,944** | 7,937 | 29,202 |
| (Increase) decrease in land held for development or sale | **(10,024)** | (11,520) | 1,586 |
| Increase in notes and accounts receivable | **(52,396)** | (36,126) | (30,478) |
| Increase in other assets | **(15,455)** | (879) | (43,073) |
| (Increase) decrease in restricted cash used for operating purposes | **(23,039)** | 3,090 | 4,601 |
| Increase in accounts payable and accrued expenses | **45,705** | 62,507 | 1,545 |
| Change in Lumber Group – assets held for sale | – | 32,615 | (29,763) |
| **Net cash provided by operating activities** | **$344,153** | $389,798 | $166,123 |

The accompanying notes are an integral part of these consolidated financial statements.

## Forest City Enterprises, Inc. and Subsidiaries
## Consolidated Statements of Cash Flows

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | | (in thousands) | |
| **Cash Flows from Investing Activities** | | | |
| Capital expenditures | **$ (973,375)** | $ (905,444) | $ (456,154) |
| Change in restricted cash to be used for capital expenditures | **(6,745)** | (9,399) | (26,565) |
| Proceeds from disposition of Lumber Group | – | 35,000 | – |
| Proceeds from disposition of rental properties and other investments | **69,498** | 114,089 | 9,114 |
| Change in investments in and advances to affiliates | **53,582** | (102,143) | 45,461 |
| **Net cash used in investing activities** | **(857,040)** | (867,897) | (428,144) |
| **Cash Flows from Financing Activities** | | | |
| Proceeds from issuance of senior notes | – | 250,000 | 300,000 |
| Payment of senior notes issuance costs | – | (8,070) | (8,151) |
| Retirement of senior notes | – | – | (208,500) |
| Borrowings on bank revolving credit facility | **100,000** | – | 19,000 |
| Payments on bank revolving credit facility | **(17,500)** | – | (73,000) |
| Repayment of term loan | – | (56,250) | (25,000) |
| Proceeds from nonrecourse mortgage debt | **1,092,926** | 1,195,138 | 963,583 |
| Principal payments on nonrecourse mortgage debt | **(540,354)** | (592,146) | (572,849) |
| Proceeds from notes payable | **31,594** | 34,552 | 31,173 |
| Payments on notes payable | **(42,587)** | (34,216) | (22,151) |
| Change in restricted cash and book overdrafts | **(32,605)** | (79,713) | (119,133) |
| Payment of deferred financing costs | **(83,752)** | (24,855) | (33,603) |
| Purchase of treasury stock | **(1,945)** | – | – |
| Exercise of stock options | **12,590** | 5,360 | 3,635 |
| Dividends paid to shareholders | **(22,221)** | (29,099) | (14,960) |
| Decrease in minority interest | **(5,017)** | (18,957) | (16,924) |
| Change in Lumber Group — assets held for sale | – | (18,834) | 24,036 |
| **Net cash provided by financing activities** | **491,129** | 622,910 | 247,156 |
| **Net increase (decrease) in cash and equivalents** | **(21,758)** | 144,811 | (14,865) |
| **Cash and equivalents at beginning of year** | **276,492** | 131,681 | 146,546 |
| **Cash and equivalents at end of year** | **$ 254,734** | $ 276,492 | $ 131,681 |
| **Supplemental Disclosure of Cash Flow Information** | | | |
| Cash paid during the year for interest | **$ (274,708)** | $ (249,809) | $ (192,707) |
| Cash (refunded) paid during the year for income taxes | **$ (8,170)** | $ 4,582 | $ (147) |

The accompanying notes are an integral part of these consolidated financial statements.

**Supplemental Non-Cash Disclosures:**

The table below represents the effect of the following non-cash transactions for the years ended January 31, 2006, 2005 and 2004:

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | | (in thousands) | |
| **Operating Activities** | | | |
| Decrease (increase) in notes and accounts receivable | **$ –** | $ 37,078 | $ (204) |
| Increase in land held for development or sale | **–** | (12,534) | – |
| Decrease (increase) in other assets | **70,000** | (127,735) | (37,253) |
| Increase in restricted cash | **–** | (9,070) | (7,763) |
| Increase in deferred profit | **–** | 4,086 | – |
| Decrease in deferred taxes | **–** | (3,038) | – |
| Increase in accounts payable and accrued expenses | **22,733** | 42,748 | 23,813 |
| Total effect on operating activities | **$ 92,733** | $ (68,465) | $ (21,407) |
| **Investing Activities** | | | |
| (Increase) decrease in investments in and advances to real estate affiliates | **$ –** | $ 44,766 | $ 19,709 |
| Increase in projects under development | **(21,700)** | – | – |
| Increase in completed rental properties | **–** | (559,145) | (227,902) |
| Non-cash proceeds from disposition of properties | **120,315** | – | – |
| Total effect on investing activities | **$ 98,615** | $ (514,379) | $(208,193) |
| **Financing Activities** | | | |
| Increase (decrease) in notes and loans payable | **$ –** | $ 7,065 | $ (286) |
| Increase in long-term debt | **–** | – | 29,000 |
| (Decrease) increase in nonrecourse mortgage debt | **(190,315)** | 542,363 | 227,911 |
| Increase in restricted cash | **–** | (5,661) | – |
| (Decrease) increase in minority interest | **–** | 39,615 | (25,505) |
| Dividends declared but not yet paid | **(1,033)** | (538) | (1,520) |
| Total effect on financing activities | **$ (191,348)** | $ 582,844 | $ 229,600 |

**2006**

- Retired $70,000,000 Stapleton Revenue Bonds consolidated by the Company in accordance with FIN No. 46 (R), but owned by a third party special purpose entity (See Note I – Financing Arrangements).
- Assumption of nonrecourse mortgage debt by the buyer upon sale of *Enclave, Cherrywood Village* and *Ranchstone* properties in the Residential Group.
- Estimate for environmental liability for *Atlantic Yards,* a commercial development project in Brooklyn, New York.

**2005**

- Change in consolidation methods due to FIN No. 46 (R).
- Change to full consolidation method of accounting from equity method due to acquisition of partners' interests in four properties: *Lenox Park, Lenox Club* and *Pavilion* in the Residential Group and *Tangerine* in the Land Development Group.
- Modification of certain provisions of the Company's arrangement with its partner in the New York operations for certain property partnerships.
- Decrease of ownership interest in *Victoria Gardens,* a retail center in Rancho Cucamonga, California, due to admission of an additional partner.

The accompanying notes are an integral part of these consolidated financial statements.

- Disposition of the Lumber Group.
- Disposition of *Regency Towers, Woodlake, Bridgewater, Trellis at Lee's Mill, Hunting Park, Arboretum, Flatbush Avenue, Colony Woods* and *Silver Hill.*

**2004**

- Increase in interest in *Station Square Freight House,* a specialty retail center.
- Disposition of interest in *Trowbridge,* a supported-living community.
- Increase in long-term debt and other assets related to the consolidation of a collateralized borrowing.
- Acquisitions of additional interests in ten syndicated residential properties: *Arboretum Place, Bowin, Bridgewater, Drake, Enclave, Grand, Lakeland, Lofts at 1835 Arch, Silver Hill* and *Trellis at Lee's Mill.*
- Acquisition of *Grove,* an apartment community.
- Change to equity method of accounting from full consolidation due to admission of a 50% partner in *San Francisco Centre,* a retail project under development.

A. Summary of Significant Accounting Policies

### Nature of Business

Forest City Enterprises, Inc. (the "Company") principally engages in the ownership, development, management and acquisition of commercial and residential real estate and land throughout the United States. The Company operates through three strategic business units and five reportable segments. The **Commercial Group,** the Company's largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects. The **Residential Group** owns, develops, acquires, and operates residential rental property, including upscale and middle-market apartments, adaptive re-use developments and supported-living communities. It also develops for-sale condominium projects and owns, develops and manages military housing. New York City operations through the Company's partnership with Forest City Ratner Companies are part of the Commercial Group or Residential Group depending on the nature of the operations. **Real Estate Groups** are the combined Commercial and Residential Groups. The **Land Development Group** acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects. **Corporate Activities** and the **Nets,** a franchise of the National Basketball Association ("NBA") in which the Company accounts for its investment on the equity method of accounting, are reportable segments of the Company.

The Company has approximately $8.0 billion in total assets in 25 states and the District of Columbia at January 31, 2006. The Company's core markets include New York City/Philadelphia metropolitan area, Denver, Boston, Greater Washington, D.C./ Baltimore metropolitan area, Chicago and California. The Company has offices in Boston, Chicago, Denver, Los Angeles, New York City, San Francisco, Washington, D.C. and the Company's corporate headquarters are in Cleveland, Ohio.

### Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Forest City Enterprises, Inc., its wholly-owned subsidiaries and entities in which it has a controlling interest in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in consolidation.

In accordance with the Financial Accounting Standards Board Interpretation ("FIN") No. 46 (R) "Consolidation of Variable Interest Entities" ("FIN No. 46 (R)"), the Company consolidates variable interest entities ("VIEs") in which it has a variable interest (or a combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, based on an assessment performed at the time the Company becomes involved with the entity. VIEs are entities in which the equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company reconsiders this assessment only if the entity's governing documents or the contractual arrangements among the parties involved change in a manner that changes the characteristics or adequacy of the entity's equity investment at risk, some or all of the equity investment is returned to the investors and other parties become exposed to expected losses of the entity, the entity undertakes additional activities or acquires additional assets beyond those that were anticipated at inception or at the last reconsideration date that increase its expected losses, or the entity receives an additional equity investment that is at risk, or curtails or modifies its activities in a way that decreases its expected losses (Refer to the Variable Interest Entities section of this Note).

For entities not deemed to be VIEs, the Company consolidates those entities in which it exerts effective control or owns a majority of the voting securities or interests, except in those instances in which the minority voting interest owner effectively participates through substantive participative rights. Substantive participatory rights include the ability to select, terminate, and set compensation of the investee's management, approve refinancings, participate in capital and operating decisions of the investee (including budgets), in the ordinary course of business.

A. Summary of Significant Accounting Policies (continued)

### Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. Some of the critical estimates made by the Company include, but are not limited to, estimates of useful lives for long-lived assets, reserves for collection on accounts and notes receivable and other investments, provisions for decline in real estate and the computation of expected losses on VIEs. As a result of the nature of estimates made by the Company, actual results could differ.

As a result of a state of Ohio tax law change enacted on June 30, 2005 that replaced the Ohio income-based franchise tax and the Ohio personal property tax with a commercial activity tax, there was a decrease in the Company's effective state tax rate. The impact of the tax rate change of approximately $10,000,000 is reflected as a deferred tax benefit in the Consolidated Statements of Earnings for the year ended January 31, 2006.

### Reclassification

Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's presentation. Effective July 31, 2005 the Company changed from the direct method of cash flow presentation to the indirect method to be consistent with the disclosure common throughout the real estate industry. The prior period cash flow has been revised to conform to the indirect method. The direct method reports major classes of gross cash receipts and gross cash payments versus the indirect method which reconciles net earnings to net cash used in or provided by operating activities.

### Fiscal Year

The years 2005, 2004 and 2003 refer to the fiscal years ended January 31, 2006, 2005 and 2004, respectively.

### Land Operations

Land held for development or sale is stated at the lower of carrying amount or fair market value less cost to sell.

### Recognition of Revenue

**Real Estate Sales** — The Company recognizes gains on sales of real estate pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66 "Accounting for Sales of Real Estate" ("SFAS No. 66"). The specific timing of a sale is measured against various criteria in SFAS No. 66 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, the Company defers gain recognition and accounts for the continued operations of the property by applying the deposit, finance, installment or cost recovery methods, as appropriate.

The Company follows the provisions of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") for reporting dispositions of operating properties. Pursuant to the definition of a component of an entity in SFAS No. 144, assuming no significant continuing involvement, all earnings of properties which have been sold or determined by management to be held for sale are reported as discontinued operations. The Company considers assets held for sale when the transaction has been approved by the appropriate level of management and there are no significant contingencies related to the sale that may prevent the transaction from closing. In most transactions, these contingencies are not satisfied until the actual closing and, accordingly, the property is not identified as held for sale until the closing actually occurs. However, each potential sale is evaluated based on its separate facts and circumstances.

**Leasing Operations** — The Company enters into leases with tenants in its rental properties. The lease terms of tenants occupying space in the retail centers and office buildings generally range from 1 to 25 years, excluding leases with certain anchor tenants which typically run longer. Minimum rents are recognized on a straight-line basis over the non-cancelable term of the related leases, which includes the effects of rent steps and rent abatements under the leases. Overage rents are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition", which states that this income is to be recognized only after the contingency has been removed (i.e., sales thresholds have been achieved). Recoveries from

A. Summary of Significant Accounting Policies (continued)

tenants for taxes, insurance, and other commercial property operating expenses are recognized as revenues in the period the applicable costs are incurred. See Note M — Leases for further information on tenant reimbursements.

**Construction** — Revenue and profit on long-term fixed-price contracts are recorded using the percentage-of-completion method. On reimbursable cost-plus fee contracts, revenues are recorded in the amount of the accrued reimbursable costs plus proportionate fees at the time the costs are incurred.

### Recognition of Costs and Expenses

Operating expenses primarily represent the recognition of operating costs, which are charged to operations as incurred, administrative expenses and taxes other than income taxes. Interest expense and real estate taxes during development and construction are capitalized as a part of the project cost.

The Company provides an allowance for doubtful accounts against the portion of accounts or notes receivable that is estimated to be uncollectible. Such allowances are reviewed and updated quarterly for changes in expected collectibility.

Depreciation and amortization is generally computed on a straight-line method over the estimated useful life of the asset. The estimated useful lives of buildings and certain first generation tenant allowances that are considered by management as a component of the building are primarily 50 years. Subsequent tenant improvements are amortized over the life of the tenant's lease. This estimate is based on the length of time the asset is expected to generate positive operating cash flows.

Major improvements and tenant improvements are capitalized and expensed through depreciation charges. Repairs, maintenance and minor improvements are expensed as incurred.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The Company's capitalization policy on development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and the Initial Rental Operations of Real Estate Properties." The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. The Company considers a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. The Company ceases capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalizes only those costs associated with the portion under construction. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the respective accounts and any resulting gains or losses are reported in the Consolidated Statements of Earnings.

The Company reviews its properties to determine if its carrying costs will be recovered from future operating cash flows whenever events or changes indicate that recoverability of long-lived assets may not be assured. In cases where the Company does not expect to recover its carrying costs, an impairment loss is recorded as a provision for decline in real estate.

### Capitalized Software Costs

Costs related to software developed or obtained for internal use are capitalized pursuant to Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and amortized using the straight-line method over their estimated useful life, which is primarily three years. The Company capitalizes significant costs incurred in the acquisition or development of software for internal use, including the costs of the software, materials, consultants, interest and payroll and payroll-related costs for employees incurred in developing internal-use computer software once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. At January 31, 2006, 2005 and 2004, the Company has capitalized $14,365,000, $10,639,000 and $3,074,000 of software costs net of amortization, respectively. The amortization expense and accumulated amortization related to capitalized software was immaterial at January 31, 2006 and 2005. During the year ended January 31, 2006, following certain developments in the software industry, the Company modified its implementation plan involving an enterprise resource planning project resulting in an impairment charge of $3,162,000, which is recorded within operating expenses in our Consolidated Statements of Earnings.

A. Summary of Significant Accounting Policies (continued)

**Investments in Unconsolidated Entities**

The Company accounts for its investments in unconsolidated entities (included in Investments in and Advances to Affiliates on the Consolidated Balance Sheets) using the equity method of accounting whereby the cost of an investment is adjusted for the Company's share of income or loss from the date of acquisition, and reduced by distributions received. The income or loss for each unconsolidated entity is allocated in accordance with the provisions of the applicable operating agreements, which may differ from the ownership interest held by each investor. Differences between the Company's carrying value of its investment in the unconsolidated entities and the Company's underlying equity of such unconsolidated entities are amortized over the respective lives of the underlying assets or liabilities, as applicable. The Company records income or loss in certain unconsolidated entities based on the distribution priorities, which may change upon the achievement of certain return thresholds. The Company evaluates the fair value of its investments in unconsolidated entities and any decreases in fair value which is other than temporary are recognized as incurred.

**Minority Interest**

Interests held by partners in real estate partnerships consolidated by the Company are reflected in minority interest on the Consolidated Balance Sheets. Minority interest represents the minority partners' share of the underlying net assets of our consolidated subsidiaries. Distributions to minority partners in excess of their recorded minority interest balance related to refinancing proceeds from nonrecourse debt, which generally arise from appreciation of the underlying real estate assets, are reported, as a reduction of additional paid-in-capital in the Consolidated Statements of Shareholders' Equity. In situations where distributions and losses otherwise allocable to a partner's minority interest balance exceeds its partner's recorded capital account, such excess amounts are charge against the Company's interests in its Consolidated Statements of Earnings when there is no legal obligation for the partner to restore their deficit capital account, except as described above involving distributions on nonrecourse debt refinancing proceeds. If a partner has a legal obligation to repay its deficit capital account, the Company will record such amount as an investment in and advances to affiliates on its Consolidated Balance Sheets if management determines such amounts are collectible and legally enforceable (subject to a contractual obligation).

**Allowance for Projects Under Development**

The Company records an allowance for development project write-offs for its Projects Under Development (included in Real Estate, at cost on its Consolidated Balance Sheets). Specific projects are written off against this allowance when it is determined by management that the project will not be developed. The allowance is adjusted on a quarterly basis based on the Company's actual development project write-off history. The allowance decreased by $3,500,000 for the year ended January 31, 2006 and increased $900,000 for the year ended January 31, 2005. There was no change in the allowance for the year ended January 31, 2004. Any change in the allowance is reported in operating expenses in the Consolidated Statements of Earnings.

**Acquisition of Rental Properties**

Upon acquisition of rental property, the Company estimates the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities generally consisting of the fair value of (i) above and below market leases, (ii) in-place leases and (iii) tenant relationships. The Company allocates the purchase price to the assets acquired and liabilities assumed based on their relative fair values. In estimating the fair value of the tangible and intangible assets acquired, the Company considers information obtained about each property as a result of its due diligence and marketing and leasing activities, and utilizes various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

**Cash and Equivalents**

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

The Company maintains operating cash and reserves for replacement balances in financial institutions which, from time to time, may exceed Federally-insured limits. The Company periodically assesses the financial condition of these institutions and believes that the risk of loss is minimal.

A. Summary of Significant Accounting Policies (continued)

**Restricted Cash**

Restricted cash represents legally restricted deposits with financial institutions for taxes and insurance, security deposits, capital replacement, improvement and operating reserves, bond funds, development escrows, construction escrows and collateral on total rate of return swaps, as well as certain internally restricted deposits with qualified intermediaries related to like-kind exchanges.

**Allowance for Doubtful Accounts and Reserves on Notes Receivable**

The Company records allowances for rent receivables from commercial tenants that are deemed to be uncollectible. These allowances are based on management's estimate of receivables that will not be realized from cash receipts in subsequent periods. The Company also maintains an allowance for receivables arising from the straight-lining of rents. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. The allowance against the Company's straight-line rent receivable is based on the Company's historical experience with early lease terminations. There is a risk that the Company's estimate of the expected activity of current tenants may not accurately reflect future events. If the estimate does not accurately reflect future tenant vacancies, the reserve for straight-line rent receivable may be over or understated by the actual tenant vacancies that occur. The Company estimates the allowance for notes receivable based on its assessment of the collectibility of the note. The assessment of collectibility is based largely on expected future cash flows estimated to be paid to the Company's limited partners. If the estimate of expected future cash flows does not accurately reflect actual events, the Company's reserve on notes receivable may be over or understated by the actual cash flows that occur.

**Investments in Partnerships**

As is customary within the real estate industry, the Company invests in certain projects through partnerships and limited liability entities. The Company may provide funding for certain of its partners' equity contributions. Such advances are typically interest-bearing or entitle the Company to a preference on and of such advances on property cash flows and are included in investments in and advances to affiliates in the accompanying Consolidated Balance Sheets.

**Intangible Assets**

Upon an acquisition of a business, the Company records intangible assets acquired at their estimated fair value separate and apart from goodwill. The Company amortizes identified intangible assets that are determined to have finite lives which are based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the business acquired. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its estimated fair value.

Included with the Nets, an investment accounted for by the Company on the equity method of accounting, is the Company's share of approximately $64,252,000 of the net book value of intangible assets, consisting primarily of the fair value of the franchise asset, players' contracts and the arena lease that were acquired in connection with the team in August 2004. With exception of the franchise asset, which the management of the Nets has determined is an indefinite-lived intangible asset, such intangibles are generally amortized over their estimated useful lives, which has been determined to be five years. The amortization of these intangible assets is included as a component of the Company's proportionate share of loss from the Nets within equity in earnings of unconsolidated entities in the Company's Consolidated Statements of Earnings. The Company's portion of amortization expense recorded by the Nets was $12,546,000 and $6,588,000 for the years ended January 31, 2006 and 2005, respectively.

**Other Assets**

Included in other assets are costs incurred in connection with obtaining mortgage-debt, nonrecourse financings which are deferred and amortized on a straight-line basis, which approximates the effective interest method, over the life of the related debt. The amortization of these costs was $12,547,000, $13,427,000 and $9,548,000 for the years ended January 31, 2006, 2005 and 2004, respectively, and is reported as amortization of mortgage procurement costs in the Consolidated Statements of Earnings. Costs incurred in connection with leasing space to tenants are also included in other assets and are deferred and amortized using the straight-line method over the lives of the related leases.

A. Summary of Significant Accounting Policies (continued)

Investments in securities classified as available-for-sale are reflected in other assets at market value with the unrealized gains or losses reflected as accumulated other comprehensive income (loss) in Statements of Shareholders' Equity.

### Other Comprehensive Income

Net unrealized gains or losses on securities are included in other comprehensive income (''OCI'') and represent the difference between the market value of investments in unaffiliated companies that are available-for-sale at the balance sheet date and the Company's cost. Also included in OCI is the Company's portion of the unrealized gains and losses on the effective portions of derivative instruments designated and qualified as cash flow hedges and changes in fair value of retained interest (see Note I — Financing Arrangements). The amount of income tax expense (benefit) related to OCI was $141,000, $(5,397,000) and $1,299,000 for the years ended January 31, 2006, 2005 and 2004, respectively.

The following table summarizes the components of accumulated other comprehensive income (loss) included within the Company's Consolidated Balance Sheets, net of tax and minority interest.

| | January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | | *(in thousands)* | |
| Unrealized gains on securities | **$ 270** | $ 213 | $ 648 |
| Unrealized losses on interest rate contracts | **(47)** | (8,463) | (11,104) |
| Fair value of retained interest (Note I) | **—** | — | 12,442 |
| **Accumulated Other Comprehensive Income (Loss)** | **$ 223** | $ (8,250) | $ 1,986 |

### Fair Value of Financial Instruments

The Company estimates the fair value of its debt instruments by discounting future cash payments at interest rates that the Company believes approximates the current market. The carrying amount of the Company's total fixed-rate debt at January 31, 2006 was $4,228,330,000 compared to an estimated fair value of $4,181,084,000.

The Company estimates the fair value of its hedging instruments based on interest rate market pricing models. At January 31, 2006 and 2005, interest rate caps were reported at fair value of approximately $9,698,000 and $1,405,000, respectively, in other assets in the Consolidated Balance Sheets. The fair value of interest rate swap and floor agreements which had a net positive fair value of $7,887,000 at January 31, 2006 are included in other assets in the Consolidated Balance Sheets. The fair value of interest rate swap and floor agreements which had a net negative fair value of $1,394,000 at January 31, 2005 is included in accounts payable and accrued expenses in the Consolidated Balance Sheets.

### Accounting for Derivative Instruments and Hedging Activities

The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned decreases in earnings and cash flow that may be caused by interest rate volatility. Derivative instruments that are used as part of the Company's strategy include interest rate swaps and option contracts that have indices related to the pricing of specific balance sheet liabilities. The Company enters into interest rate swaps to convert certain floating-rate debt to fixed-rate long-term debt, and vice-versa, depending on market conditions. Option products utilized include interest rate caps, floors and Treasury options. The use of these option products is consistent with the Company's risk management objective to reduce or eliminate exposure to variability in future cash flows primarily attributable to changes in benchmark rates relating to forecasted financings, and the variability in cash flows attributable to increases relating to interest payments on its floating-rate debt. The caps and floors have typical durations ranging from one to three years while the Treasury options are for periods of five to 10 years. The Company also enters into interest rate swap agreements for hedging purposes for periods that are generally one to five years. The Company does not have any Treasury options outstanding at January 31, 2006.

A. Summary of Significant Accounting Policies (continued)

The principal credit risk to the Company through its interest rate risk management strategy is the potential inability of the financial institution from which the derivative financial instruments were purchased to cover all of its obligations. If a counterparty fails to fulfill its performance obligations under a derivative contract, the Company's credit risk will equal the fair-value gain in a derivative. To mitigate this exposure, the Company generally purchases its derivative financial instruments from either the institution that holds the debt or from institutions with a minimum A- credit rating.

Derivatives are reported in the Consolidated Balance Sheets at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as a hedge of a forecasted transaction or the variability of cash flows that are to be paid in connection with a recognized or forecasted liability (a ''cash flow hedge''), or to convert certain fixed-rate long-term debt to variable-rate debt (a ''fair value hedge''). The effective portion of the change in fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in OCI until earnings are affected by the variability of cash flows of the hedged transaction. The ineffective portion of all hedges is immediately recognized in the Consolidated Statements of Earnings.

The Company assesses hedge effectiveness based on the total changes in cash flows on its interest rate caps and Treasury options as described by the Derivative Implementation Group (DIG) Issue G20 ''Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge'' and records subsequent changes in fair value in OCI, including the changes in the option's time value. Gains or losses on interest rate caps used to hedge interest rate risk on variable-rate debt will be reclassified out of accumulated OCI into earnings when the forecasted transaction occurs using the ''caplet'' methodology. Gains or losses on Treasury options used to hedge the interest rate risk associated with the anticipated issuance of fixed-rate debt will be reclassified from accumulated OCI into earnings over the term of the debt, based on an effective-yield method.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. The Company discontinues hedge accounting prospectively when: (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated OCI and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in OCI will be recognized immediately in net earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will report the derivative at its fair value in the Consolidated Balance Sheets, immediately recognizing changes in the fair value in the Consolidated Statements of Earnings.

For the years ended January 31, 2006 and 2005, the Company recorded interest income of approximately $267,000 and $1,110,000, respectively, in the Consolidated Statements of Earnings, which represented the total ineffectiveness of all cash flow hedges. For the year ended January 31, 2004, the Company recorded interest expense of approximately $631,000 in the Consolidated Statements of Earnings, which represented the total ineffectiveness of all cash flow hedges. The amount of hedge ineffectiveness relating to hedges designated and qualifying as fair value hedges under SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities'', was not material. The amount of net derivative losses reclassified into earnings from OCI as a result of forecasted transactions that did not occur by the end of the originally specified time period or within an additional two-month period of time thereafter was $218,000, $-0- and $-0- for the years ended January 31, 2006, 2005 and 2004, respectively. As of January 31, 2006, the Company expects that within the next twelve months it will reclassify amounts recorded in accumulated OCI into earnings as interest income of approximately $1,759,000, net of tax.

A. Summary of Significant Accounting Policies (continued)

From time to time, certain of the Company's joint ventures (the "Joint Ventures") enter into total rate of return swaps ("TRS") on various tax-exempt fixed rate borrowings generally held within the Joint Ventures. The TRS convert these borrowings from a fixed rate to a variable rate and provide an efficient financing product to lower the cost of capital. In exchange for a fixed rate, the TRS require that the Joint Ventures pay a variable rate, generally equivalent to the Bond Market Association ("BMA") rate. Additionally, the Joint Ventures have guaranteed the principal balance of the underlying borrowing. Any fluctuation in the value of the guarantee would be offset by the fluctuation in the value of the underlying borrowing, resulting in no financial impact to the Joint Ventures or the Company. At January 31, 2006, the aggregate notional amount of TRS in which the Joint Ventures have an interest is approximately $479,790,000. The fair value of such contracts is immaterial at January 31, 2006 and 2005. The Company believes the economic return and related risk associated with a TRS is generally comparable to that of nonrecourse variable-rate mortgage debt.

### Income Taxes

Deferred tax assets and liabilities reflect the tax consequences on future years of differences between the tax and financial statement basis of assets and liabilities at year end. The Company has recognized the benefits of its tax loss carryforward and general business tax credits which it expects to use as a reduction of the deferred tax expense.

### Stock-Based Compensation

Through January 31, 2006, the Company followed APB No. 25 "Accounting for Stock Issued to Employees" and related interpretations to account for stock-based compensation. As such, compensation cost for stock options is measured using the intrinsic value method, that is, the excess, if any, of the quoted market price of the Company's stock on the date of grant over the amount the employee is required to pay for the stock. All options granted under the 1994 Stock Plan, as amended ("Plan") had an exercise price equal to the market value of the underlying common stock on the date of grant, therefore, no stock-based employee compensation costs have been reflected in net earnings for stock options. Stock-based compensation costs, relating to restricted stock awards were charged to earnings in the amount of $1,793,000 ($1,100,000 net of tax), $1,832,000 ($1,107,000 net of tax) and $1,195,000 ($723,000 net of tax) during the years ended January 31, 2006, 2005 and 2004, respectively. The following table illustrates the effect on net earnings and earnings per share if the Company had also applied the fair value recognition provisions of SFAS No. 123 "Share-Based Payment" to stock options.

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | | *(in thousands)* | |
| Net earnings | | | |
| As reported | **$ 83,519** | $ 85,206 | $ 42,669 |
| Deduct stock-based employee compensation expense for stock options determined under the fair value based method, net of tax | **$ (2,925)** | $ (3,303) | $ (3,354) |
| Pro forma | **$ 80,594** | $ 81,903 | $ 39,315 |
| Basic earnings per share | | | |
| As reported | **$ .83** | $ .85 | $ .43 |
| Pro forma | **$ .80** | $ .82 | $ .39 |
| Diluted earnings per share | | | |
| As reported | **$ .81** | $ .84 | $ .42 |
| Pro forma | **$ .79** | $ .80 | $ .39 |

See Note O – Stock-Based Compensation for additional disclosures relating to stock-based compensation.

### Capital Stock

The Company's authorized common stock consists of Class A common stock and Class B common stock. The economic rights of each class of common stock are identical, but the voting rights differ. The Class A common stock, voting as a separate class, is entitled to elect 25% of the members of the Company's board of directors, while the Class B common stock, voting as a separate class, is entitled to elect the remaining 75% of the Company's board of directors. When the Class A common stock and Class B common stock vote together as a single class, each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Class B Common Stock is convertible into Class A common stock on a share-for-share basis at the option of the holder.

A. Summary of Significant Accounting Policies (continued)

**Earnings Per Share**

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilutive effect of the Company's stock option plan by adjusting the denominator using the treasury stock method. The sum of the four quarters' earnings per share may not equal the annual earnings per share due to the weighting of stock and option activity occurring during the year.

**New Accounting Standards**

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The guidance in this FSP amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations", APB No. 18, "The Equity Method of Accounting for Investments in Common Stock" and Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP Nos. FAS 115-1 and FAS 124-1 are effective no later than the first reporting period beginning after December 15, 2005. The Company does not expect this statement to have a material impact on its consolidated financial statements.

In October 2005, the FASB issued FSP FAS No. 13-1, "Accounting for Rental Costs Incurred during a Construction Period" ("FSP FAS No. 13-1"). FSP FAS No. 13-1 requires that rental costs associated with ground or building operating leases incurred during a construction period be recognized as rental expense. However, FSP No. FAS 13-1 does not address lessees that account for the sale or rental of real estate projects under SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS No. 67"). The Company generally owns rather than leases land upon which new real estate projects are constructed. When the Company leases the land under a real estate project under construction, it is the Company's policy to capitalize rental costs associated with ground leases incurred during construction periods under SFAS No. 67. FSP FAS No. 13-1 is effective for the first reporting period beginning after December 15, 2005. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In June 2005, EITF No. 04-5, "Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights" ("EITF No. 04-5"), was ratified by the FASB. EITF No. 04-5 addresses what rights held by the limited partner(s) preclude consolidation in circumstances in which the sole general partner would consolidate the limited partnership in accordance with generally accepted accounting principles. The assessment of limited partners' rights and their impact on the presumption of control of the limited partnership by the sole general partner should be made when the investor becomes the sole general partner and should be reassessed if there is a change in terms or the exercise of the rights of the limited partners, the sole general partner increases or decreases its ownership, or there is an increase or decrease in the number of outstanding limited partner interests. For pre-existing agreements that are not modified, the consensus is effective as of the beginning of the first fiscal reporting period beginning after December 15, 2005. For all new and modified agreements, the consensus was effective on June 29, 2005 and did not have a material impact on the Company's consolidated financial statements. For all existing agreements, the Company will adopt the consensus effective February 1, 2006, and the Company does not expect this statement to have a material impact on its consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of Accounting Principles Board Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). This statement changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this statement to have a material impact on its consolidated financial statements.

A. Summary of Significant Accounting Policies (continued)

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN No. 47"), which clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations", refers to a legal obligation to perform an asset retirement activity even when the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the Company. The Company is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN No. 47 is effective no later than the first reporting period beginning after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on the Company's consolidated financial statements.

In March 2005, the FASB issued FSP FIN 46 (R)-5, "Implicit Variable Interests Under FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities" ("FSP FIN No. 46 (R)-5"), to address whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. The guidance describes an implicit variable interest as an implied financial interest in an entity that changes with changes in the fair market value of the entity's net assets exclusive of variable interests. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). FSP FIN No. 46 (R)-5 is effective for the first reporting period beginning after March 3, 2005. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised) "Share-Based Payment" ("SFAS No. 123 (R)"). This statement requires the recognition of compensation costs related to the estimated fair value of employee stock options and similar stock awards. Among other changes, SFAS No. 123 (R) provides for certain changes to the method of valuing share-based payments. On April 14, 2005, the U.S. Securities and Exchange Commission ("SEC") adopted a new rule amending the compliance dates for SFAS No. 123 (R), which extended the implementation date to February 1, 2006. The Company will adopt the modified prospective application method, which requires the provisions of SFAS No. 123 (R) to be applied to unvested awards outstanding at the date of adoption and all new awards. At February 1, 2006, the Company had approximately $3,700,000 ($2,900,000 net of tax) of unamortized compensation costs related to outstanding unvested stock options expected to be recognized during the year ending January 31, 2007, a portion of which relates to certain development personnel that will be capitalized into the basis of qualifying real estate projects under development.

The Company will continue to recognize compensation costs related to restricted stock awards upon adoption of SFAS No. 123 (R), however the unearned compensation costs of $4,151,000 recorded as a reduction of shareholders' equity at January 31, 2006 will be reclassified to additional paid-in capital upon adoption. See the Stock-Based Compensation section of Note A and Note O for further stock-based compensation costs related disclosures.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This standard amended APB Opinion No. 29, "Accounting for Nonmonetary Transactions," to eliminate the exception from fair-value measurement for nonmonetary exchanges of similar productive assets. This standard replaces the exception with a general exception from fair-value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has no commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for all nonmonetary asset exchanges completed by the company starting July 1, 2005. The adoption of this standard is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

**Variable Interest Entities**

In January 2003, FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), was issued. In December 2003, the FASB published a revision of the interpretation ("FIN No. 46 (R)") to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. The objective of this interpretation is to provide guidance on how to identify a VIE and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE are to be included in the consolidated financial statements. A company that holds a variable interest in a VIE consolidates the entity if the company's interest is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. FIN No. 46 (R) also requires additional disclosures by primary beneficiaries and other significant variable interest holders.

The Company implemented FIN No. 46 (R) on February 1, 2004. Previously, the Company adopted the consolidation requirements for VIEs created after January 31, 2003 and the disclosure provisions of the interpretation that were effective upon issuance. As a result, the Company determined that it is the primary beneficiary of 25 previously unconsolidated VIEs representing 14 properties (19 VIEs representing eight properties in Residential Group, five VIEs/properties in Commercial

A. Summary of Significant Accounting Policies (continued)

Group, and one VIE/property in Land Development Group). Of these 25 VIEs, 14 VIEs representing 13 properties (nine VIEs representing eight properties in Residential Group, four VIEs/properties in Commercial Group, and one VIE/property in Land Development Group) that were previously accounted for using the equity method of accounting have been fully consolidated. The remaining 11 VIEs representing one property (ten VIEs in Residential Group and one VIE/property in Commercial Group) that were previously accounted for using the cost method of accounting have also been fully consolidated.

In addition, five properties in the Residential Group, which were determined to be VIEs, have been deconsolidated because the Company is not considered the primary beneficiary of these properties. Although the Company is an equity investor in these properties, it lacks certain decision-making authority. Specifically, these properties are part of government sponsored housing programs that are administered by the U.S. Department of Housing and Urban Development (''HUD''). The Company determined through a review of the contractual agreements for these government sponsored programs that the decision-making rights of HUD, a non-equity investor, are restrictive rights that have a significant impact on these five properties. The Company determined that HUD is the primary beneficiary of these VIEs because it is most closely associated with the VIEs. The VIEs' activities include providing affordable housing for those individuals that qualify as low-income individuals; which is also HUD's primary goal, mission, or purpose. Consistent with the provisions of FIN No. 46 (R), the Company does not consider the activities of these VIEs significant as they only have a de minimus effect on all the principal captions in the Consolidated Balance Sheets.

For the year ended January 31, 2005, the Company recorded a charge of $18,628,000 ($11,261,000 net of tax) for the cumulative effect of change in accounting principle in accordance with FIN No. 46 (R), which resulted in a reduction of net earnings. This charge consisted primarily of the Company's share of accumulated depreciation and amortization expense of the newly-consolidated VIEs that were previously accounted for on the cost method.

Upon implementation of FIN No. 46 (R) on February 1, 2004, the Company determined that it holds variable interests in 39 other VIEs representing 39 properties (38 in Residential Group and one in Land Development Group) for which it is not the primary beneficiary. Of the 38 Residential entities, including the five that were previously consolidated have been subsequently deconsolidated as disclosed above in accordance with the provisions of FIN No. 46 (R). The Company is involved with these unconsolidated VIEs as an equity holder, lender, management agent, or through other contractual relationships. The maximum exposure to loss as a result of the Company's involvement with these unconsolidated VIEs was limited to its recorded investments in those VIEs totaling approximately $25,000,000 at February 1, 2004, which are recorded as investments in and advances to affiliates. In addition, the Company has various VIEs that were previously consolidated that remain consolidated under FIN No. 46 (R).

As of January 31, 2006, the Company determined that it is the primary beneficiary of 30 VIEs representing 18 properties (19 VIEs representing 8 properties in Residential Group, 10 VIEs representing 9 properties in Commercial Group, and 1 VIE/property in Land Development Group). As of January 31, 2006, the Company held variable interests in 41 VIEs for which it is not the primary beneficiary. The maximum exposure to loss as a result of the Company's involvement with these unconsolidated VIEs is limited to its recorded investments in those VIEs totaling approximately $105,956,000 at January 31, 2006, which is recorded as investments in and advances to affiliates. In addition, the Company has various VIEs that were previously consolidated that remain consolidated under FIN No. 46 (R). These VIEs consist of joint ventures that are engaged, directly or indirectly, in the ownership, development and management of office buildings, regional malls, specialty retail centers, apartment communities, supported-living apartments and land development.

The total assets, nonrecourse mortgage debt, total liabilities and minority interest of VIEs consolidated due to the implementation of FIN No. 46 (R) for which the Company is the primary beneficiary (net of the five deconsolidated properties) are as follows:

| | January 31, 2006 | January 31, 2005 | February 1, 2004 |
|---|---|---|---|
| | | *(in thousands)* | |
| Total Assets | **$ 940,000** | $ 877,000 | $ 555,000 |
| Nonrecourse Mortgage Debt | **839,000** | 756,000 | 520,000 |
| Total Liabilities (including nonrecourse mortgage debt) | **900,000** | 813,000 | 540,000 |
| Minority Interest | **40,000** | 64,000 | 15,000 |

In addition to the VIEs described above, the Company has also determined that it is the primary beneficiary of a VIE which holds collateralized borrowings of $29,000,000 (see Note H — Senior and Subordinated Debt) as of January 31, 2006.

B. Notes and Accounts Receivable, Net

The components of notes and accounts receivable, net are as follows.

| | January 31, | |
|---|---|---|
| | **2006** | 2005 |
| | *(in thousands)* | |
| Straight-line rent from tenants | **$ 98,804** | $ 78,899 |
| Receivables from tenants | **42,637** | 29,566 |
| Stapleton advances (see below) | **3,846** | 20,875 |
| Other notes receivables | **30,013** | 24,337 |
| Other accounts receivables | **100,986** | 70,326 |
| | **276,286** | 224,003 |
| Allowance for doubtful accounts | **(11,022)** | (11,135) |
| **Notes and Accounts Receivable, Net** | **$ 265,264** | $ 212,868 |
| Weighted average interest rate | **6.71%** | 4.57% |
| Notes receivable due within one year | **$ 2,529** | $ 5,203 |

**Stapleton Advances**

Stapleton Land, LLC has made certain advances to the Park Creek Metropolitan District (the ''District'') for in-tract infrastructure. The advances are subordinate to the District's senior and subordinated bonds (See Note I – Financing Arrangements). For the years ended January 31, 2006 and 2005, Stapleton Land, LLC had advanced $3,846,000 and $20,875,000, respectively, included in other receivables in the Company's Consolidated Balance Sheets. The Company recorded approximately $1,131,000 and $519,000 of interest income related to these advances in the Consolidated Statements of Earnings, for the years ended January 31, 2006 and 2005, respectively. The Company believes the amount outstanding as of January 31, 2006 is fully collectible.

**Reduction of Reserves on Notes Receivable and Recognition of Contingent Interest Income**

**FIN No. 46 (R)** – The Company's implementation of FIN No. 46 (R) as of February 1, 2004 (see the Variable Interest Entities section in Note A), resulted in the full consolidation of the 19 VIEs mentioned below, which were previously accounted for using the equity or cost method of accounting. The balances of the federally subsidized housing projects notes, the *Millender Center* note and any remaining reserves were eliminated as a result of the new consolidation requirements. Prior to the implementation of FIN No. 46 (R), the reported balance of the remaining notes for the federally subsidized housing projects at January 31, 2004 was $15,392,771 under the equity or cost method of accounting, which includes a reserve for accrued interest and principal of $11,223,000. The reported balance of the note from *Millender Center* at January 31, 2004 was $20,385,000 under the equity method of accounting, which includes a reserve for accrued interest and the principal balance of $5,382,000.

Approximately 20 years ago, the Company, through its Residential Group, became a 1% general partner in 18 federally subsidized housing projects owned by syndicated partnerships. Upon formation, the Company received interest-bearing notes receivable as consideration for development and other fee services. At their inception, these notes were fully reserved as their collection was doubtful based on the limited cash flows generated by the properties pursuant to their government subsidy contracts. Likewise, a reserve for the related accrued interest was established each year.

During the year ended January 31, 2004, 14 of these properties completed a series of events that led to the reduction of these reserves. The first event was the modification or expiration of the government contracts that now allow for market rate apartment rentals, which provided a significant increase in expected future cash flows. This, in turn, increased the appraised values of these properties and in some instances, resulted in a settlement with the limited partners to obtain their ownership share of these properties in exchange for the balance of the notes and related accrued interest.

As a result, the Company determined that the collection of a portion of these notes receivable and related accrued interest was probable. As such, for the year ended January 31, 2004, a reduction of the reserves of $1,035,000 is included in revenues from real estate operations and $3,750,000 in interest income in the Consolidated Statements of Earnings.

B. Notes and Accounts Receivable, Net (continued)

**Millender Center** – In addition to the notes receivable discussed above, the Company owns a 4% partnership interest in *Millender Center* (the "Project"), a mixed-use apartment, retail and hotel project located in downtown Detroit, Michigan, and in 1985 loaned $14,775,000 to the 99% limited partners. A full reserve against the note and accrued interest was recorded in 1995 when the Company determined that collection was doubtful due to the operating performance of the Project at that time.

In October 1998, the Project entered into a lease agreement with General Motors ("GM") whereby the Project, except for the apartments, is leased to GM through 2010. It is expected that GM will exercise the purchase option. This lease arrangement, coupled with the resurgence of downtown Detroit as a result of GM's relocation of its corporate headquarters adjacent to the Project and the entry of the gaming industry, has significantly improved the operating performance of the Project. At the same time, the note was restructured to extend the term from December 31, 2000 to December 31, 2022.

The Project improved operating performance and the extension of its tax advantaged financing have resulted in improved cash projections which supports the Company's assessment that a portion of the note was collectible. As such, for the year ended January 31, 2004, the Company reduced the reserves for the Project by $2,482,000, which is reported as revenues from real estate operations and $3,151,000 is reported as interest income in the Consolidated Statements of Earnings.

C. Investments in and Advances to Affiliates

Included in investments in and advances to affiliates are unconsolidated investments in entities which the Company does not control and/or is not deemed to be the primary beneficiary, and which are accounted for under the equity method of accounting, as well as advances to partners and other affiliates.

Following is a reconciliation of members' and partners' equity to the Company's carrying value in the accompanying Consolidated Balance Sheets:

| | January 31, | |
|---|---|---|
| | **2006** | 2005 |
| | *(in thousands)* | |
| Members' and partners' equity as below | **$ 564,280** | $ 619,670 |
| Equity of other members and partners | **409,035** | 453,333 |
| Company's investment in partnerships | **155,245** | 166,337 |
| Advances to and on behalf of other affiliates[1] | **206,697** | 248,897 |
| **Total Investments in and Advances to Affiliates** | **$ 361,942** | $ 415,234 |

(1) As is customary within the real estate industry, the Company invests in certain projects through joint ventures. The Company provides funding for certain of its partners' equity contributions. The most significant partnership for which the Company provides funding relates to Forest City Ratner Companies, representing the Commercial Group's New York City operations and one unconsolidated project reported in the Residential Group. The Company consolidates the majority of its investments in these Commercial Group projects. The Company's partner is the President and Chief Executive Officer of Forest City Ratner Companies and is the cousin to five executive officers of the Company. At January 31, 2006 and 2005, amounts advanced for projects on behalf of this partner, collateralized solely by each respective partnership interest were $50,230 and $63,213, respectively, of the $206,697 and $248,897 presented above for "Advances to and on behalf of other affiliates." These advances entitle the Company to a preferred return on and of the outstanding balances, which are payable solely from cash flows of each respective property, as well as a deficit restoration obligation provided by the partner. Effective February 1, 2004, the Company modified certain provisions of its arrangement with its partner in the New York operations for certain existing and all prospective property partnerships. These modifications had, and are expected to have, an insignificant financial impact on the Company. As a result of these modifications, during the first quarter of 2004, the Company reclassified in its Consolidated Balance Sheets a net amount of approximately $30,000 from investments in and advances to affiliates to minority interest, which had no impact to its Consolidated Statements of Earnings, Comprehensive Income or Cash Flows.

C. Investments in and Advances to Affiliates (continued)

Summarized financial information for the equity method investments is as follows:

| | (Combined 100%) January 31, | |
|---|---|---|
| | **2006** | 2005 |
| | *(in thousands)* | |
| **Balance Sheet:** | | |
| Completed rental properties | **$ 1,946,922** | $ 1,879,706 |
| Projects under development | **854,316** | 564,712 |
| Land held for development or sale | **181,315** | 177,080 |
| Accumulated depreciation | **(529,501)** | (497,566) |
| Restricted cash | **317,850** | 362,583 |
| Other assets | **469,676** | 542,567 |
| Total assets | **$ 3,240,578** | $ 3,029,082 |
| Mortgage debt, nonrecourse | **$ 2,145,146** | $ 2,012,578 |
| Other liabilities | **531,152** | 396,834 |
| Members' and partners' equity | **564,280** | 619,670 |
| Total Liabilities and Members'/Partners' Equity | **$ 3,240,578** | $ 3,029,082 |

| | (Combined 100%) Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | | *(in thousands)* | |
| **Operations:** | | | |
| Revenues | **$ 692,793** | $ 530,990 | $ 565,754 |
| Operating expenses | **(427,520)** | (318,625) | (305,792) |
| Interest expense including early extinguishment of debt | **(122,550)** | (106,556) | (132,062) |
| Provision for decline in real estate | **(704)** | – | (4,621) |
| Depreciation and amortization | **(113,144)** | (77,985) | (78,615) |
| Interest income | **9,756** | 3,592 | 952 |
| Gain (loss) on disposition of rental properties (2) | **85,802** | 61,427 | (3,573) |
| Net Earnings (pre-tax) | **$ 124,433** | $ 92,843 | $ 42,043 |
| Company's portion of net earnings (pre-tax) | **$ 55,201** | $ 54,392 | $ 31,751 |

(2) The following table shows the detail of gain (loss) on disposition of rental properties that were held by equity method investments:

| | | (Combined 100%) Years Ended January 31, | | |
|---|---|---|---|---|
| | | **2006** | 2005 | 2004 |
| | | | *(in thousands)* | |
| Showcase (Specialty Retail Center) | (Las Vegas, Nevada) | **$ 71,005** | $ – | $ – |
| Colony Place (Apartments) | (Fort Myers, Florida) | **10,703** | – | – |
| Flower Park Plaza (Apartments) | (Santa Ana, California) | **4,094** | – | – |
| Chapel Hill Mall (Regional Malls) | (Akron, Ohio) | **–** | 56,455 | – |
| Manhattan Town Center Mall (Regional Malls) | (Manhattan, Kansas) | **–** | 3,141 | – |
| Chapel Hill Suburban (Specialty Retail Center) | (Akron, Ohio) | **–** | 1,831 | – |
| Waterford Village (Apartments) | (Indianapolis, Indiana) | **–** | – | (3,573) |
| Total gain (loss) on disposition of equity method rental properties | | **$ 85,802** | $ 61,427 | $ (3,573) |
| Company's portion of gain (loss) on disposition of equity method rental properties | | **$ 21,023** | $ 31,996 | $ (3,573) |

D. Other Assets

Included in other assets are costs incurred in connection with obtaining financing, which are deferred and amortized over the life of the related debt. Costs incurred in connection with leasing space to tenants are also included in other assets and are deferred and amortized using the straight-line method over the lives of the related leases.

| | January 31, 2006 | January 31, 2005 |
|---|---|---|
| | *(in thousands)* | |
| Deferred costs, net | **$ 352,331** | $ 314,292 |
| Prepaid expenses | **157,274** | 183,588 |
| | **$ 509,605** | $ 497,880 |

E. Mortgage Debt, Nonrecourse

Nonrecourse mortgage debt, which is collateralized solely by completed rental properties, projects under development and undeveloped land, was as follows:

**January 31, 2006**

| | Operating Properties | Development Projects | Total | Total Weighted Average Rate |
|---|---|---|---|---|
| | *(dollars in thousands)* | | | |
| Fixed | $ 3,510,611 | $ 35,296 | $ 3,545,907 | 6.39 % |
| Variable[(1)] | | | | |
| Taxable | 494,079 | 184,517 | 678,596 | 6.40 % |
| Tax-Exempt | 513,506 | 318,000 | 831,506 | 4.47 % |
| Urban Development Action Grant ("UDAG") | 103,423 | – | 103,423 | 1.69 % |
| | $ 4,621,619 | $ 537,813 | $ 5,159,432 | 5.98 % |
| Commitment from lenders | | $ 816,403 | | |

(1) Taxable variable-rate debt of $678,596 and tax-exempt variable rate debt of $831,506 as of January 31, 2006 are protected with swaps and caps described below.

**January 31, 2005**

| | Operating Properties | Development Projects | Total | Total Weighted Average Rate |
|---|---|---|---|---|
| | *(dollars in thousands)* | | | |
| Fixed | $ 3,296,565 | $ 2,880 | $ 3,299,445 | 6.62 % |
| Variable[(1)] | | | | |
| Taxable | 503,113 | 137,274 | 640,387 | 5.13 % |
| Tax-Exempt | 455,840 | 287,510 | 743,350 | 3.00 % |
| UDAG | 104,009 | – | 104,009 | 1.54 % |
| | $ 4,359,527 | $ 427,664 | $ 4,787,191 | 5.75 % |
| Commitment from lenders | | $ 629,239 | | |

(1) Taxable variable-rate debt of $640,387 and tax-exempt variable rate debt of $743,350 as of January 31, 2005 are protected with swaps and caps described below.

The Company generally borrows funds for development and construction projects with maturities of two to five years utilizing variable-rate financing. Upon opening and achieving stabilized operations, the Company generally pursues long-term fixed-rate financing.

E. Mortgage Debt, Nonrecourse (continued)

The Company has purchased interest rate hedges for its nonrecourse mortgage debt portfolio as follows:

**Taxable** (Priced off of London Interbank Offered Rate (''LIBOR'') Index)

| | Caps | | Swaps[(1)] | |
|---|---|---|---|---|
| **Period Covered** | **Amount** | **Average Base Rate** | **Amount** | **Average Base Rate** |
| | (dollars in thousands) | | | |
| 02/01/06-02/01/07[(2)] | $ 814,383 | 5.40 % | $ 467,001 | 4.01 % |
| 02/01/07-02/01/08 | 693,379 | 5.43 | 350,878 | 4.72 |
| 02/01/08-02/01/09 | 92,035 | 5.20 | 49,690 | 4.54 |
| 02/01/09-02/01/10 | 73,500 | 5.00 | 48,432 | 4.54 |

(1) Swaps include LIBOR contracts that have an initial maturity greater than six months.
(2) These LIBOR-based hedges as of February 1, 2006 protect the debt currently outstanding as well as the anticipated increase in debt outstanding for projects under development or anticipated to be under development during the year ending January 31, 2007.

**Tax-Exempt** (Priced off of Bond Municipal Association ('BMA'') Index)

| | Caps | | Swaps | |
|---|---|---|---|---|
| **Period Covered** | **Amount** | **Average Base Rate** | **Amount** | **Average Base Rate** |
| | (dollars in thousands) | | | |
| 02/01/06-02/01/07 | $ 267,006 | 5.64 % | $ 35,000 | 3.95 % |
| 02/01/07-02/01/08 | 175,025 | 5.71 | – | – |
| 02/01/08-02/01/09 | 119,200 | 5.62 | – | – |

The Company is engaged in discussions with its current lenders, and is actively working to extend and/or refinance maturing mortgage debt. As of January 31, 2006, the composition of mortgage debt maturities including scheduled amortization and balloon payments is as follows:

**Mortgage Debt Nonrecourse Table**

| **Fiscal Years Ending January 31,** | **Total Maturities** | **Scheduled Amortization** | **Balloons** |
|---|---|---|---|
| | | (in thousands) | |
| 2007 | $ 685,744 | $ 70,339 | $ 615,404 |
| 2008 | $ 556,794 | $ 63,283 | $ 493,510 |
| 2009 | $ 165,077 | $ 68,012 | $ 97,064 |
| 2010 | $ 548,566 | $ 65,822 | $ 482,744 |
| 2011 | $ 441,942 | $ 68,168 | $ 373,773 |

The following table summarizes interest incurred and paid on mortgage debt, nonrecourse.

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | (in thousands) | | |
| Interest incurred | **$ 291,056** | $ 240,389 | $ 180,739 |
| Interest paid | **$ 282,880** | $ 239,797 | $ 179,720 |

F. Notes Payable

Notes payable, composed of notes due to lenders other than banks at January 31, 2006 and 2005, are $89,174,000 and $93,432,000, respectively. The weighted average interest rate at January 31, 2006 and 2005 are 4.39% and 5.09%, respectively.

The following table summarizes interest incurred and paid on notes payable:

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | | *(in thousands)* | |
| Interest incurred | **$ 2,698** | $ 3,333 | $ 2,999 |
| Interest incurred from discontinued operations | **$ 1,217** | $ 1,423 | $ 1,409 |
| Interest paid | **$ 5,097** | $ 7,866 | $ 1,717 |

G. Bank Revolving Credit Facility

On March 22, 2004, the Company increased the availability under its bank revolving credit facility to $450,000,000. The revolving credit facility provided for interest rates, at the Company's election, of 2.125% over LIBOR or $\frac{1}{2}$% over prime with the last $50,000,000 of borrowings at 2.75% over LIBOR or $\frac{3}{4}$% over prime. The revolving line of credit allowed up to $50,000,000 in outstanding letters of credit or surety bonds.

On April 7, 2005, the Company amended its bank revolving credit facility. The amendment to the credit facility extends the maturity by one year to March 2008, lowers the borrowing rate to 1.95% over LIBOR, eliminates the higher rate tier on the last $50,000,000 of borrowings and contains an accordion provision that allows the Company to increase the availability under the revolving line of credit by $100,000,000 to $550,000,000 during the next 24 months following the amendment. The amendment also lowers the Company's unused commitment fee from 37.5 basis points on any unused portion to 25 basis points if the revolver usage is less than 50% and 15 basis points if the revolver usage is greater than 50%. The amendment also increases the combined availability of letters of credit or surety bonds by $10,000,000 to $60,000,000 and adds a swing line availability of $40,000,000 for up to three business days.

On January 20, 2006, the Company further amended the bank revolving credit facility to increase the combined availability of letters of credit or surety bonds by $40,000,000 to $100,000,000. There was $67,071,000 and $41,678,000 in letters of credit and $-0- in surety bonds outstanding at January 31, 2006 and 2005, respectively.

The amended credit facility provides, among other things, for 1) at the Company's election, interest rates of 1.95% over LIBOR or $\frac{1}{2}$% over the prime rate; 2) maintenance of debt service coverage ratios and specified levels of net worth and cash flows (as defined in the credit facility); and 3) restrictions on dividend payments and stock repurchases. At January 31, 2006, retained earnings of $12,817,000 were available for payment of dividends. Under this amended credit facility, this limitation will be reset each March 22 to $30,000,000.

The outstanding balance of the revolving credit facility was $82,500,000 and $-0- at January 31, 2006 and 2005, respectively.

Interest incurred and paid on the bank revolving credit facility was as follows:

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | | *(in thousands)* | |
| Interest incurred | **$ 3,688** | $ 4,906 | $ 4,645 |
| Interest paid | **$ 3,746** | $ 5,164 | $ 4,386 |

H. Senior and Subordinated Debt

### Senior Notes

Along with its wholly-owned subsidiaries, Forest City Enterprises Capital Trust I (''Trust I'') and Forest City Enterprises Capital Trust II (''Trust II''), the Company filed an amended shelf registration statement with the Securities and Exchange Commission (''SEC'') on May 24, 2002. This shelf registration statement amended the registration statement previously filed with the SEC in December 1997. This registration statement is intended to provide the Company flexibility to raise funds from the offering of Class A common stock, preferred stock, depositary shares and a variety of debt securities, warrants and other securities. Trust I and Trust II have not issued securities to date and, if issued, would represent the sole net assets of the trusts. The Company has $292,180,000 available under its shelf registration at January 31, 2006.

On January 25, 2005, the Company issued $150,000,000 of 6.50% senior notes due February 1, 2017 in a public offering under its shelf registration statement. The proceeds from this offering (net of approximately $4,300,000 of offering costs) were used to repay the outstanding balance under the Company's bank revolving credit facility (see Note G — Bank Revolving Credit Facility) and for general working capital purposes. Accrued interest is payable semi-annually on February 1 and August 1, commencing on August 1, 2005. These senior notes may be redeemed by the Company, at any time on or after February 1, 2010 at a redemption price of 103.250% beginning February 1, 2010 and systematically reduced to 100% in the years thereafter. However, if the Company completes one or more public equity offerings prior to February 1, 2008, up to 35% of the original principal amount of the notes may be redeemed using all or a portion of the net proceeds within 75 days of the completion of the public equity offering at 106.50% of the principal amount of the notes.

On February 10, 2004, the Company issued $100,000,000 of 7.375% senior notes due February 1, 2034 in a public offering under its shelf registration statement. The proceeds from this offering (net of $3,808,000 of offering costs) were used to repay the outstanding term loan balance of $56,250,000 under the previous credit facility and for general working capital purposes. Accrued interest is payable quarterly on February 1, May 1, August 1, and November 1. These senior notes may be redeemed by the Company, in whole or in part, at any time on or after February 10, 2009 at a redemption price equal to 100% of their principal amount plus accrued interest.

On May 19, 2003, the Company issued $300,000,000 of 7.625% senior notes due June 1, 2015 in a public offering under its shelf registration statement. The proceeds from this offering (net of $8,151,000 of offering costs) were used to redeem all of the outstanding 8.5% senior notes originally due in 2008 at a redemption price equal to 104.25%, or $208,500,000. The remaining proceeds were used to repay the balance outstanding under the Company's previous credit facility and for general working capital purposes. Accrued interest is payable semi-annually on December 1 and June 1. These senior notes may be redeemed by the Company, at any time on or after June 1, 2008 at a redemption price of 103.813% beginning June 1, 2008 and systematically reduced to 100% in years thereafter. However, if the Company completes one or more public equity offerings prior to June 1, 2006, up to 35% of the original principal amount of the notes may be redeemed using all or a portion of the net proceeds within 75 days of the completion of the public equity offering at 107.625% of the principal amount of the notes.

The Company's senior notes are unsecured senior obligations and rank equally with all existing and future unsecured indebtedness; however, they are effectively subordinated to all existing and future secured indebtedness and other liabilities of the Company's subsidiaries to the extent of the value of the collateral securing such other debt, including the bank revolving credit facility. The indenture governing the senior notes contains covenants providing, among other things, limitations on incurring additional debt and payment of dividends.

### Subordinated Debt

In May 2003, the Company purchased $29,000,000 of subordinate tax revenue bonds that were contemporaneously transferred to a custodian, which in turn issued custodial receipts that represent ownership in the bonds to unrelated third parties. The Company evaluated the transfer pursuant to the provisions of SFAS No. 140 ''Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities'' (''SFAS No. 140'') and has determined that the transfer does not qualify for sale accounting treatment principally because the Company has guaranteed the payment of principal and interest in the unlikely event that there is insufficient tax revenue to support the bonds when the custodial receipts are subject to mandatory tender on December 1, 2013. As such, the Company is the primary beneficiary of this VIE (see the Variable Interest Entities section in Note A) and the book value (which approximates amortized costs) of the bonds was recorded as a collateralized borrowing with a liability reported as senior and subordinated debt and held-to-maturity securities reported as other assets in the Consolidated Balance Sheets.

H. Senior and Subordinated Debt (continued)

In November 2000, the Company issued $20,400,000 of redevelopment bonds in a private placement. The bonds bear a fixed interest rate of 8.25% and are due September 15, 2010. The Company has entered into a TRS for the benefit of these bonds that expires on September 15, 2008. Under this TRS, the Company receives a rate of 8.25% and pays BMA plus a spread (1.15% through September 2006 and 0.90% thereafter). Interest is payable semi-annually on March 15 and September 15. This debt is unsecured and subordinated to the senior notes and the bank revolving credit facility.

The following table summarizes interest incurred and paid on senior and subordinated debt.

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | | *(in thousands)* | |
| Interest incurred | **$ 41,845** | $ 31,749 | $ 24,118 |
| Interest paid | **$ 36,971** | $ 29,905 | $ 26,822 |

**Consolidated Interest Expense**

The following table summarizes interest incurred, capitalized and paid on all forms of indebtedness (included in Notes E, F, G and H).

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | | *(in thousands)* | |
| Interest incurred | **$ 339,287** | $ 280,377 | $ 212,501 |
| Interest capitalized | **$ (66,172)** | $ (42,143) | $ (32,941) |
| Net interest expense | **$ 273,115** | $ 238,234 | $ 179,560 |
| Interest paid | **$ 328,694** | $ 282,732 | $ 212,645 |

I. Financing Arrangements

**Collateralized Borrowings**

In 2001, Stapleton Land, LLC, a subsidiary of Forest City Rental Properties Corporation, purchased $75,000,000 in Tax Increment Financing (''TIF'') bonds and $70,000,000 in revenue bonds (for an aggregate of $145,000,000, collectively the ''Bonds'') from the Park Creek Metropolitan District (the ''District''). The Bonds were immediately sold to Lehman Brothers, Inc. (''Lehman'') and were subsequently acquired by a qualified special purpose entity (the ''Trust''), which in turn issued trust certificates to third parties. The District had a call option on the revenue bonds that began in August 2004 and had a call option on the TIF bonds that began in August 2003. In the event the Bonds were not removed from the Trust, the Company had the obligation to repurchase the Bonds from the Trust. Upon removal of the Bonds from the Trust, Stapleton Land, LLC was entitled to the difference between the interest paid on the Bonds and the cumulative interest paid to the certificate holders less trustee fees, remarketing fees and credit enhancement fees (the ''Retained Interest'').

The Company assessed its transfer of the Bonds to Lehman at inception and determined that it qualified for sale accounting treatment pursuant to the provisions of SFAS No. 140 because the Company did not maintain control over the Trust, and the Bonds were legally isolated from the Company's creditors. At inception, the Retained Interest had no determinable fair value as the cash flows were not practical to estimate because of the uncertain nature of the tax base still under development. In accordance with SFAS No. 140, no gain or loss was recognized on the sale of the Bonds to Lehman. As a result, the Retained Interest was recorded at zero with all future income to be recorded under the cost recovery method. The Company separately assessed the obligation to redeem the Bonds from the Trust pursuant to the provisions of SFAS No. 140 and concluded the liability was not material. The original principal outstanding under the securitization structure described above was $145,000,000, which was not recorded on the Consolidated Balance Sheets.

I. Financing Arrangements (continued)

The Company reassessed the fair value and adjusted the amount of the Retained Interest through OCI on a quarterly basis. The Company measured its Retained Interest in the Trust at its estimated fair value based on the present value of the expected future cash flows, which were determined based on the expected future cash flows from the underlying Bonds and from expected changes in the rates paid to the certificate holders discounted at market yield, which considered the related risk. The difference between the amortized cost of the Retained Interest (approximately zero) and the fair value was recorded, net of the related tax and minority interest, in shareholders' equity as a change in accumulated OCI. The quarterly fair value calculations were determined based on the application of key assumptions determined at the time of transfer including an estimated weighted average life of two years and a 6.50% residual cash flows discount rate.

In August 2004, the $75,000,000 TIF bonds were defeased and removed from the Trust with the proceeds of a new $75,000,000 bond issue by the Denver Urban Renewal Authority (''DURA''), and the $70,000,000 revenue bonds, which bear interest at a rate of 8.5%, were removed from the Trust through a third party purchase. Upon removal of the $70,000,000 revenue bonds from the Trust, the third party deposited the bonds into a special-purpose entity (the ''Entity''). As the TIF and revenue bonds were successfully removed from the Trust, Stapleton Land, LLC recognized $25,262,000 ($13,745,000 net of tax and minority interest) of interest income for the year ended January 31, 2005 in the Consolidated Statements of Earnings upon receipt of the Retained Interest. Of this amount, the fair value of $22,870,000 ($12,445,000 net of tax and minority interest) was recognized in OCI in previous fiscal years and deferred until August 2004 under the cost recovery method of revenue recognition. The remaining amount of $2,392,000 ($1,300,000 net of tax and minority interest) was earned and recognized during the year ended January 31, 2005. Stapleton Land, LLC is not obligated to pay, nor is entitled to, any further amounts related to this Retained Interest.

Also in August 2004, the Entity issued two types of securities, 1) Puttable Floating Option Tax-Exempt Receipts (''P-FLOATS''), which bear interest at a short-term floating rate as determined by the remarketing agent and 2) Residual Interest Tax-Exempt Securities Receipts (''RITES''), which receive the residual interest from the revenue bonds after the P-FLOAT interest and various program fees have been paid. The P-FLOATs were sold to third parties. Stapleton Land II, LLC, a consolidated affiliate of the Company, acquired the RITES for a nominal amount and provided credit enhancement to the trustor of the Entity including an initial collateral contribution of $10,000,000. During the year ended January 31, 2005, the Company contributed additional net collateral of $2,094,000. The Company has consolidated the collateralized borrowing given its obligation to absorb the majority of the expected losses. The book value (which approximates amortized cost) of the P-FLOATs was reported as nonrecourse mortgage debt until terminated in July 2005. The revenue bonds of $70,000,000 and the collateral of $12,094,000 were reported as other assets and restricted cash, respectively, in the Consolidated Balance Sheets at January 31, 2005. As the bonds were redeemed in July 2005, there are no balances reported for the revenue bonds or collateral at January 31, 2006. For the year ended January 31, 2006, the Company recorded approximately $2,670,000 and $1,162,000 of interest income and interest expense, respectively, related to this collateralized borrowing in the Consolidated Statements of Earnings. Of the interest income amount, approximately $2,588,000 is interest income on the RITES and $82,000 is interest income on the collateral. For the year ended January 31, 2005, the Company recorded approximately $3,078,000 and $1,159,000 of interest income and interest expense, respectively, related to this collateralized borrowing in the Consolidated Statements of Earnings. Of the interest income amount, approximately $2,958,000 is interest income on the RITES and $120,000 is interest income on the collateral.

On July 13, 2005, the District issued $63,000,000 Senior Limited Property Tax Supported Revenue Refunding Bonds (''Senior Limited Bonds''), Series 2005 and $65,000,000 Senior Subordinate Limited Property Tax Supported Revenue Refunding and Improvement Bonds (''Senior Subordinate Bonds''), Series 2005 (collectively, the ''2005 Bonds''). Proceeds from the issuance of the 2005 Bonds were used to redeem the $70,000,000 revenue bonds held by the Entity, which were then removed from the Company's Consolidated Balance Sheets. The Entity, in turn, redeemed the outstanding P-FLOATs. As holder of the RITES, Stapleton Land II, LLC was entitled to the remaining capital balances of the Entity after payment of P-FLOAT interest and other program fees. The District used additional proceeds of $30,271,000 to repay developer advances and accrued interest to Stapleton Land, LLC. Stapleton Land II, LLC was refunded $12,060,000 of collateral provided as credit enhancement under this borrowing.

On July 13, 2005, Stapleton Land II, LLC, entered into an agreement whereby it will receive a 1% fee on the $65,000,000 Senior Subordinate Bonds described above and in exchange for providing certain credit enhancement. In connection with this transaction, Stapleton Land II, LLC provided collateral of approximately $10,000,000, which is recorded as restricted cash in the Consolidated Balance Sheets. For the year ended January 31, 2006, the Company recorded approximately $516,000 of interest income related to this arrangement in the Consolidated Statements of Earnings. Of the interest income amount, approximately $362,000 is interest income on the Senior Subordinate Bonds and $154,000 is interest income on the collateral. The counterparty to the credit enhancement arrangement also owns the underlying Senior Subordinate Bonds and can exercise its rights requiring payment from Stapleton Land II, LLC upon an event of default of the Senior Subordinate Bonds, a refunding of the Senior Subordinate Bonds, or failure of Stapleton Land II, LLC to post required collateral. The

I. Financing Arrangements (continued)

agreement is scheduled to expire on July 1, 2009. The maximum potential amount of payments Stapleton Land II, LLC could be required to make under the agreement is the par value of the bonds. The Company does not have any rights or obligations to acquire the $65,000,000 Senior Subordinate Bonds under this agreement. At January 31, 2006, the fair value of this agreement, which is deemed to be a derivative financial instrument, was immaterial. Subsequent changes in fair value, if any, will be marked to market through earnings.

On August 16, 2005, the District issued $58,000,000 Junior Subordinated Limited Property Tax Supported Revenue Bonds, Series 2005 (the ''Junior Subordinated Bonds''). The Junior Subordinated Bonds initially pay a variable rate of interest. Upon issuance, the Junior Subordinated Bonds were purchased by a third party and the sales proceeds were deposited with a trustee pursuant to the terms of the Series 2005 Investment Agreement. Under the terms of the Series 2005 Investment Agreement, after March 1, 2006, the District may elect to withdraw funds from the trustee for reimbursement for certain qualified infrastructure and interest expenditures (''Qualifying Expenditures''). In the event that funds from the trustee are used for Qualifying Expenditures, a corresponding amount of the Junior Subordinated Bonds converts to an 8.5% fixed rate and matures in December 2037 (''Converted Bonds''). On August 16, 2005, Stapleton Land, LLC entered into a forward delivery placement agreement whereby Stapleton Land, LLC is entitled to and obligated to purchase the converted fixed rate Junior Subordinated Bonds through June 2, 2008. Prior to the incurrence of Qualifying Expenditures and the resulting Converted Bonds, Stapleton Land, LLC has no rights or obligations relating to the Junior Subordinated Bonds. In the event the District does not incur Qualifying Expenditures, the Junior Subordinated Bonds will mature on June 2, 2008. As of January 31, 2006, no draws have been made by the District.

**Other Financing Arrangements**

In May 2004, a third party purchased $200,000,000 in tax increment revenue bonds issued by DURA, with a fixed-rate coupon of 8.0% and maturity date of October 1, 2024, which were used to fund the infrastructure costs associated with phase II of the Stapleton development project. The DURA bonds were transferred to a trust that issued floating rate trust certificates. Stapleton Land, LLC entered into an agreement with the third party to purchase the DURA bonds from the trust if they are not repurchased or remarketed between June 1, 2007 and June 1, 2009. Stapleton Land, LLC will receive a fee upon removal of the DURA bonds from the trust equal to the 8.0% coupon rate, less the BMA index (fixed at 2.85% through June 1, 2007), plus 40 basis points, less all fees and expenses due to the third party (collectively, the ''Fee'').

The Company has concluded that the trust described above is considered a qualified special purpose entity pursuant to the provisions of SFAS No. 140 and thus is excluded from the scope of FIN No. 46 (R). As a result, the DURA bonds and the activity of the trust have not been recorded in the consolidated financial statements. The purchase obligation and the Fee have been accounted for as a derivative with changes in fair value recorded through earnings.

The fair market value of the purchase obligation and the Fee is determined based on the present value of the estimated amount of future cash flows considering possible variations in the amount and/or timing. The fair value of approximately $7,244,000 at January 31, 2006 and $813,000 at January 31, 2005, is recorded in other assets in the Consolidated Balance Sheets. For the years ended January 31, 2006 and 2005, the Company has reported interest income of approximately $6,431,000 and $813,000, respectively, related to the Fee in the Consolidated Statements of Earnings.

Also in May 2004, Stapleton Land, LLC entered into a TRS and an interest rate swap both with notional amounts of $75,000,000. Stapleton Land, LLC receives a rate of 6.3% and pays BMA plus 60 basis points on the TRS (Stapleton Land, LLC paid BMA plus 160 basis points for the first 6 months under this agreement). On the interest rate swap, Stapleton Land, LLC pays a rate of 2.85% and receives BMA. Stapleton Land, LLC does not hold the underlying borrowings on the TRS. (See the Accounting for Derivative Instruments and Hedging Activities section in Note A).

J. Accounts Payable and Accrued Expenses

Included in accounts payable and accrued expenses at January 31, 2006 and 2005 are book overdrafts of approximately $22,587,000 and $1,979,000, respectively. The overdrafts are a result of the Company's cash management program and represent checks issued but not yet presented to a bank for collection.

K. Income Taxes

The income tax provision related to continuing operations consists of the following:

| | Years Ended January 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | | (in thousands) | |
| Current | | | |
| Federal | $ 244 | $ (12,046) | $ (4,300) |
| State | 1,019 | (811) | (40) |
| | 1,263 | (12,857) | (4,340) |
| Deferred | | | |
| Federal | 34,578 | 42,675 | 24,492 |
| State | (12,603) | 10,095 | 5,380 |
| | 21,975 | 52,770 | 29,872 |
| Total provision | $ 23,238 | $ 39,913 | $ 25,532 |

The effective tax rate for income taxes from continuing operations varies from the federal statutory rate of 35% due to the following items:

| | Years Ended January 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | | (in thousands) | |
| Financial statement earnings before income taxes, after minority interest | $ 84,042 | $ 83,921 | $ 61,776 |
| Income taxes computed at the statutory rate | $ 29,414 | $ 29,372 | $ 21,622 |
| Increase (decrease) in tax resulting from: | | | |
| State taxes, net of federal benefit | 2,745 | 4,347 | 3,418 |
| State tax rate cumulative effect | (9,978) | – | – |
| State net operating loss | (5,854) | (1,229) | (2,905) |
| General Business Credits | (2,084) | (992) | (657) |
| Valuation allowance | 8,800 | 7,510 | 2,899 |
| Other items | 195 | 905 | 1,155 |
| Total provision | $ 23,238 | $ 39,913 | $ 25,532 |
| Effective tax rate | 27.65 % | 47.56 % | 41.33 % |
| The components of the deferred tax provision for continuing operations are as follows: | | | |
| Excess of tax over financial statement depreciation and amortization | $ 24,310 | $ 24,036 | $ 13,225 |
| Costs on land and rental properties under development expensed for tax purposes | (1,599) | 24,206 | 4,539 |
| Revenues and expenses recognized in different periods for tax and financial statement purposes | 11,580 | (25,517) | 4,726 |
| Difference between tax and financial statements related to unconsolidated entities | 5,993 | 20,728 | 7,916 |
| Provision for decline in real estate | (2,255) | – | (155) |
| Deferred state taxes, net of federal benefit | (741) | 7,329 | 715 |
| Benefit of tax loss carryforward excluding effect of stock options | (15,003) | (6,109) | (5,235) |
| State tax rate cumulative effect | (9,978) | – | – |
| Valuation allowance | 8,800 | 7,510 | 2,899 |
| General Business Credits | (2,734) | (810) | (657) |
| Alternative Minimum Tax credits | 3,602 | 1,397 | 1,899 |
| Deferred provision | $ 21,975 | $ 52,770 | $ 29,872 |

See Note S for disclosure of income taxes for discontinued operations.

K. Income Taxes (continued)

The components of the deferred income tax liability are as follows.

| | January 31, | | | |
|---|---|---|---|---|
| | Temporary Differences | | Deferred Tax | |
| | **2006** | 2005 | **2006** | 2005 |
| | *(in thousands)* | | | |
| Depreciation | **$ 306,690** | $ 296,818 | **$ 118,505** | $ 117,391 |
| Capitalized costs [(1)] | **539,022** | 593,427 | **208,278** | 234,700 |
| Tax loss carryforward [(2)] | **(110,229)** | (53,131) | **(38,580)** | (18,596) |
| Federal tax credits | **–** | – | **(38,632)** | (39,373) |
| Other comprehensive income (loss) | **364** | (13,647) | **141** | (5,397) |
| Basis in unconsolidated entities | **210,017** | 192,911 | **81,150** | 76,297 |
| Other [(1)] | **88,662** | (26,630) | **56,926** | (10,532) |
| | **$ 1,034,526** | $ 989,748 | **$ 387,788** | $ 354,490 |

(1) Additions to capitalized costs and other during the year ended January 31, 2006 and 2005 include $73,556 and $83,291, respectively, related to replacement property of tax-deferred exchanges (see Note S).
(2) Includes deferred tax benefit related to stock options exercised which was recorded through additional paid-in-capital.

Income taxes (refunded) paid were $(8,170,000), $4,582,000 and $(147,000) for the years ended January 31, 2006, 2005 and 2004, respectively. At January 31, 2006, the Company had a net operating loss carryforward of $110,229,000 (generated primarily from the impact on its net earnings of tax depreciation expense from real estate properties) that will expire in the years ending January 31, 2022 through January 31, 2026, a charitable contribution deduction carryforward of $33,747,000 that will expire in the years ending January 31, 2007 through January 31, 2011, General Business Credit carryovers of $11,765,000 that will expire in the years ending January 31, 2007 through January 31, 2026, and an alternative minimum tax (''AMT'') credit carryforward of $26,867,000 that is available until used to reduce Federal tax to the AMT amount. The Company's policy is to consider a variety of tax-deferral strategies, including tax deferred exchanges, when evaluating its future tax position.

The components of the net deferred tax liability are as follows:

| | At January 31, | |
|---|---|---|
| | **2006** | 2005 |
| | *(in thousands)* | |
| Deferred tax liabilities | **$ 965,327** | $ 790,952 |
| Deferred tax assets | **606,588** | 456,002 |
| Less: valuation allowance [(1)] | **(29,049)** | (19,540) |
| | **(577,539)** | (436,462) |
| Net deferred tax liability | **$ 387,788** | $ 354,490 |

(1) The valuation allowance is related to state taxes, general business credits and charitable contributions.

L. Segment Information

The Company uses a measure defined as Earnings Before Depreciation, Amortization and Deferred Taxes (''EBDT'') to report its operating results. EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of rental properties, division and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) non-cash charges from real estate operations of Forest City Rental Properties Corporation, a wholly-owned subsidiary of the Company, for depreciation, amortization, amortization of mortgage procurement costs and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax).

The Company believes that, although its business has many facets such as development, acquisitions, disposals, and property management, the core of its business is the recurring operations of its portfolio of real estate assets. The Company's Chief Executive Officer (''CEO''), the chief operating decision maker, uses EBDT, as presented, to assess performance of its portfolio of real estate assets by operating segment because it provides information on the financial performance of the core real estate portfolio operations. EBDT tells the CEO how profitable a real estate segment is simply by operating for the sole purpose of collecting rent, paying operating expenses and servicing its debt. The Company's segments adhere to the accounting policies further described in Note A.

Continued on Page 108

L. Segment Information (continued)

The following tables summarize financial data for the following strategic business units: Commercial Group, Residential Group, Land Development Group and the following additional segments: the Nets (an equity method investment) and Corporate Activities. All amounts are presented in thousands.

| | January 31, | | Years Ended January 31, | | |
|---|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 | 2004 |
| | Identifiable Assets | | Expenditures for Additions to Real Estate | | |
| Commercial Group | **$ 5,357,159** | $ 4,683,977 | **$ 700,223** | $ 513,879 | $ 288,404 |
| Residential Group | **2,161,902** | 2,045,864 | **271,708** | 353,797 | 141,777 |
| Land Development Group | **229,914** | 289,702 | **2,514** | 30,237 | 54,172 |
| The Nets | **19,236** | 41,861 | **–** | – | – |
| Corporate Activities | **222,130** | 260,681 | **2,694** | 9,757 | 2,795 |
| Other[1] | **–** | – | **–** | 523 | 1,186 |
| | **$ 7,990,341** | $ 7,322,085 | **$ 977,139** | $ 908,193 | $ 488,334 |

| | Years Ended January 31, | | | Years Ended January 31, | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | 2004 | **2006** | 2005 | 2004 |
| | Revenues from Real Estate Operations | | | Operating Expenses | | |
| Commercial Group | **$ 752,710** | $ 691,700 | $ 566,424 | **$ 382,032** | $ 344,988 | $ 292,999 |
| Commercial Group Land Sales | **125,938** | 11,410 | 18,905 | **65,675** | 10,078 | 17,893 |
| Residential Group | **214,258** | 190,283 | 134,006 | **145,219** | 123,132 | 87,344 |
| Land Development Group | **107,869** | 92,657 | 89,458 | **64,463** | 55,126 | 58,474 |
| The Nets | **–** | – | – | **–** | – | – |
| Corporate Activities | **–** | 4 | (9) | **36,907** | 33,952 | 24,690 |
| | **$ 1,200,775** | $ 986,054 | $ 808,784 | **$ 694,296** | $ 567,276 | $ 481,400 |

| | Years Ended January 31, | | | Years Ended January 31, | | | Years Ended January 31, | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2006** | 2005 | 2004 | **2006** | 2005 | 2004 | **2006** | 2005 | 2004 |
| | Interest Income | | | Interest Expense | | | Depreciation and Amortization Expense | | |
| Commercial Group | **$ 4,614** | $ 7,135 | $ 5,547 | **$ 174,324** | $ 157,790 | $ 127,232 | $ 125,925 | $ 113,770 | $ 85,190 |
| Residential Group | **3,965** | 3,444 | 15,839 | **46,182** | 37,488 | 22,647 | 47,552 | 38,183 | 19,063 |
| Land Development Group | **17,716** | 34,475 | 721 | **7,606** | 7,161 | 3,098 | 251 | 122 | 159 |
| The Nets | **–** | – | – | **–** | – | – | – | – | – |
| Corporate Activities | **1,800** | 248 | 552 | **45,003** | 35,795 | 26,583 | 1,064 | 1,010 | 1,837 |
| | **$ 28,095** | $ 45,302 | $ 22,659 | **$ 273,115** | $ 238,234 | $ 179,560 | $ 174,792 | $ 153,085 | $ 106,249 |

| | Years Ended January 31, | | | Years Ended January 31, | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | 2004 | **2006** | 2005 | 2004 |
| | Earnings Before Income Taxes (EBIT)[2] | | | Earnings Before Depreciation, Amortization & Deferred Taxes (EBDT) | | |
| Commercial Group | **$ 130,524** | $ 77,836 | $ 70,085 | **$ 229,872** | $ 182,483 | $ 154,057 |
| Gain on disposition of equity method properties | **13,145** | 31,996 | – | **–** | – | – |
| Provision for decline in real estate | **(1,500)** | – | (510) | **–** | – | – |
| Provision for decline in real estate recorded on equity method | **(704)** | – | – | **–** | – | – |
| Residential Group | **(17,408)** | (748) | 34,616 | **53,404** | 68,091 | 72,075 |
| Gain (loss) on disposition of equity method properties | **7,878** | – | (3,573) | **–** | – | – |
| Provision for decline in real estate | **(4,600)** | – | (1,624) | **–** | – | – |
| Land Development Group | **94,200** | 80,934 | 38,631 | **59,337** | 42,747 | 28,601 |
| Provision for decline in real estate | **(1,774)** | – | – | **–** | – | – |
| The Nets | **(24,534)** | (10,889) | – | **(16,107)** | (6,108) | – |
| Corporate Activities | **(81,195)** | (70,485) | (64,040) | **(56,010)** | (46,726) | (46,042) |
| Gain (loss) on disposition of other investments | **506** | 438 | (171) | **–** | – | – |
| Other | **–** | – | – | **–** | 4,545 | 3,701 |
| | **$ 114,538** | $ 109,082 | $ 73,414 | **$ 270,496** | $ 245,032 | $ 212,392 |

L. Segment Information (continued)

## Reconciliation of Earnings Before Depreciation Amortization and Deferred Taxes (EBDT) to net earnings by Segment:

| Year Ended January 31, 2006 | Commercial Group | Residential Group | Land Development Group | The Nets | Corporate | Other[1] | Total |
|---|---|---|---|---|---|---|---|
| **EBDT** | **$ 229,872** | **$ 53,404** | **$ 59,337** | **$ (16,107)** | **$ (56,010)** | **$ –** | **$ 270,496** |
| Depreciation and amortization – Real Estate Groups | **(126,482)** | **(59,566)** | **(190)** | – | – | – | **(186,238)** |
| Amortization of mortgage procurement costs – Real Estate Groups | **(8,713)** | **(2,429)** | – | – | – | – | **(11,142)** |
| Deferred taxes – Real Estate Groups | **(33,289)** | **7,684** | **(6,004)** | – | **3,958** | – | **(27,651)** |
| Straight-line rent adjustment | **12,178** | **40** | **15** | – | – | – | **12,233** |
| Gain on disposition of other investments, net of tax | – | – | – | – | **311** | – | **311** |
| Provision for decline in real estate, net of tax and minority interest | **(920)** | **(1,960)** | **(1,072)** | – | – | – | **(3,952)** |
| Gain on disposition recorded on equity method, net of tax | **8,064** | **4,836** | – | – | – | – | **12,900** |
| Provision for decline in real estate recorded on equity method, net of tax | **(432)** | – | – | – | – | – | **(432)** |
| Discontinued operations, net of tax and minority interest:[3] | | | | | | | |
| Depreciation and amortization – Real Estate Groups | **(3,874)** | **(2,603)** | – | – | – | – | **(6,477)** |
| Amortization of mortgage procurement costs – Real Estate Groups | **(336)** | **(100)** | – | – | – | – | **(436)** |
| Deferred taxes – Real Estate Groups | **(789)** | **(236)** | – | – | – | – | **(1,025)** |
| Straight-line rent adjustment | **(1,573)** | – | – | – | – | – | **(1,573)** |
| Gain on disposition of rental properties | – | **26,505** | – | – | – | – | **26,505** |
| **Net earnings** | **$ 73,706** | **$ 25,575** | **$ 52,086** | **$ (16,107)** | **$ (51,741)** | **$ –** | **$ 83,519** |
| **Year Ended January 31, 2005** | | | | | | | |
| **EBDT** | $ 182,483 | $ 68,091 | $ 42,747 | $ (6,108) | $ (46,726) | $ 4,545 | $ 245,032 |
| Depreciation and amortization – Real Estate Groups | (119,074) | (49,414) | (41) | – | – | – | (168,529) |
| Amortization of mortgage procurement costs – Real Estate Groups | (8,400) | (3,023) | – | – | – | – | (11,423) |
| Deferred taxes – Real Estate Groups | (24,430) | (10,059) | (2,532) | – | 4,755 | – | (32,266) |
| Straight-line rent adjustment | 4,083 | (92) | – | – | – | – | 3,991 |
| Gain on disposition of other investments, net of tax | – | – | – | – | 265 | – | 265 |
| Gain on disposition recorded on equity method, net of tax | 19,341 | – | – | – | – | – | 19,341 |
| Cumulative effect of change in accounting principle, net of tax | (477) | (10,784) | – | – | – | – | (11,261) |
| Discontinued operations, net of tax and minority interest:[3] | | | | | | | |
| Depreciation and amortization – Real Estate Groups | (4,327) | (6,353) | – | – | – | – | (10,680) |
| Amortization of mortgage procurement costs – Real Estate Groups | (516) | (161) | – | – | – | – | (677) |
| Deferred taxes – Real Estate Groups | (700) | 428 | – | – | – | – | (272) |
| Straight-line rent adjustment | (709) | – | – | – | – | – | (709) |
| Gain on disposition of Lumber Group | – | – | – | – | – | 11,501 | 11,501 |
| Gain on disposition of rental properties | 4,574 | 36,319 | – | – | – | – | 40,893 |
| **Net earnings** | $ 51,848 | $ 24,952 | $ 40,174 | $ (6,108) | $ (41,706) | $ 16,046 | $ 85,206 |
| **Year Ended January 31, 2004** | | | | | | | |
| **EBDT** | $ 154,057 | $ 72,075 | $ 28,601 | $ – | $ (46,042) | $ 3,701 | $ 212,392 |
| Depreciation and amortization – Real Estate Groups | (89,336) | (31,393) | 158 | – | – | – | (120,571) |
| Amortization of mortgage procurement costs – Real Estate Groups | (10,088) | (1,133) | (278) | – | – | – | (11,499) |
| Deferred taxes – Real Estate Groups | (22,894) | (19,862) | (14,093) | – | 24,552 | – | (32,297) |
| Straight-line rent adjustment | 6,699 | 526 | – | – | – | – | 7,225 |
| Provision for decline in real estate, net of tax and minority interest | (216) | (982) | – | – | – | – | (1,198) |
| Provision for decline in real estate recorded on equity method, net of tax | – | – | (2,793) | – | – | – | (2,793) |
| Gain (loss) on other investments, net of tax | – | 280 | – | – | (384) | – | (104) |
| Loss on disposition recorded on equity method, net of tax | – | (2,160) | – | – | – | – | (2,160) |
| Discontinued operations, net of tax and minority interest:[3] | | | | | | | |
| Depreciation and amortization – Real Estate Groups | (3,365) | (4,197) | – | – | – | – | (7,562) |
| Amortization of mortgage procurement costs – Real Estate Groups | (701) | (185) | – | – | – | – | (886) |
| Deferred taxes – Real Estate Groups | (959) | (184) | – | – | – | – | (1,143) |
| Straight-line rent adjustment | (165) | – | – | – | – | – | (165) |
| Provision for decline in real estate | (467) | – | – | – | – | – | (467) |
| (Loss) gain on disposition of rental properties | (64) | 3,961 | – | – | – | – | 3,897 |
| **Net earnings** | $ 32,501 | $ 16,746 | $ 11,595 | $ – | $ (21,874) | $ 3,701 | $ 42,669 |

(1) Expenditures for additions to real estate, EBDT and net earnings presented under the caption ''Other'' relates to the Lumber Group, which was sold in November 2004 and is no longer a reportable segment.
(2) See Consolidated Statements of Earnings on page 77 for reconciliation of EBIT to net earnings.
(3) See Note S – Discontinued Operations starting on page 116 for more information.

M. Leases

The following tables include all lease obligations of the Company.

**The Company as Lessor**

The following table summarizes the minimum future rental income to be received on non-cancelable operating leases of commercial properties that generally extend for periods of more than one year.

| Years Ending January 31, | *(in thousands)* |
|---|---|
| 2007 | $ 425,277 |
| 2008 | 410,629 |
| 2009 | 404,084 |
| 2010 | 389,911 |
| 2011 | 371,534 |
| Later years | 2,477,529 |
| | $ 4,478,964 |

Most of the commercial leases include provisions for reimbursements of other charges including real estate taxes, utilities and operating costs which is included in revenues from real estate operations in the Consolidated Statements of Earnings. The following table summarizes total reimbursements.

| Years Ending January 31, | *(in thousands)* |
|---|---|
| **2006** | **$ 150,334** |
| 2005 | $ 135,619 |
| 2004 | $ 105,944 |

**The Company as Lessee**

The Company is a lessee under various operating leasing arrangements for real property and equipment. The most significant of these involve ground leases in Boston and New York City, the majority of which expire between the years 2035 and 2100, excluding optional renewal periods.

Minimum fixed rental payments under long-term leases (over one year) in effect at January 31, 2006 are as follows.

| Years Ending January 31, | *(in thousands)* |
|---|---|
| 2007 | $ 18,115 |
| 2008 | 17,348 |
| 2009 | 16,841 |
| 2010 | 16,110 |
| 2011 | 16,018 |
| Later years | 832,924 |
| | $ 917,356 |

The following table summarizes rent expense paid.

| Years Ending January 31, | *(in thousands)* |
|---|---|
| **2006** | **$ 18,034** |
| 2005 | $ 20,979 |
| 2004 | $ 20,725 |

N. Commitments and Contingencies

The Company has adopted the provisions of FIN No. 45 ''Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'' (''FIN No. 45''). The Company believes the risk of payment under these guarantees, as described below, is remote and, to date, no payments have been made under these guarantees.

As of January 31, 2006, the Company has a guaranteed loan of $1,400,000 relating to the Company's share of a bond issue made by the *Village of Woodridge*, relating to a Land Development Group project in suburban Chicago, Illinois. This guarantee was entered into prior to January 31, 2003, and therefore, has not been recorded in the Company's Consolidated Financial Statements at January 31, 2006, pursuant to the provisions of FIN No. 45. This bond issue guarantee terminates April 30, 2015, unless the bonds are paid sooner, and is limited to $500,000 in any one year. The Company also had outstanding letters of credit of $67,071,000 as of January 31, 2006. The maximum potential amount of future payments on the guaranteed loans and letters of credit the Company could be required to make is the total amounts noted above.

As a general partner for certain limited partnerships, the Company guaranteed the funding of operating deficits of newly-opened apartment projects for an average of five years. These guarantees were entered into prior to January 31, 2003, and therefore, have not been recorded in the Company's Consolidated Financial Statements at January 31, 2006, pursuant to the provisions of FIN No. 45. At January 31, 2006, the maximum potential amount of future payments on these operating deficit guarantees the Company could be required to make was approximately $5,900,000. The Company would seek to recover any amounts paid through refinancing or sales proceeds of the apartment project. These partnerships typically require the Company to indemnify, on an after-tax or ''grossed up'' basis, the investment partner against the failure to receive, or the loss of allocated tax credits and tax losses. At January 31, 2006, the maximum potential payment under these tax indemnity guarantees was approximately $65,084,000. The Company believes that all necessary requirements for qualifications for such tax credits have been and will continue to be met and that the Company's investment partners will be able to receive expense allocations associated with the properties. The Company has obtained legal opinions from nationally recognized law firms supporting the validity of the tax credits. The Company does not expect to make any payments under these guarantees.

The Company's mortgage loans are nonrecourse, however in some cases lenders carve out certain items from the nonrecourse provisions. These carve-out items enable the lenders to seek recourse if the Company or the joint venture commit fraud, voluntarily file for bankruptcy, intentionally misapply funds, transfer title without lender consent, or intentionally misrepresent facts. The Company has also provided certain environmental guarantees. Under these environmental remediation guarantees, the Company must remediate any hazardous materials brought onto the property in violation of environmental laws. The maximum potential amount of future payments the Company could be required to make is limited to the actual losses suffered or actual remediation costs incurred. A portion of these carve-outs and guarantees have been made on behalf of joint ventures and while the amount of the potential liability is currently indeterminable, the Company believes any liability would not exceed its partners' share of the outstanding principal balance of the loans in which these carve-outs and environmental guarantees have been made. At January 31, 2006, the outstanding balance of the partners' share of these loans was approximately $516,911,000. The Company believes the risk of payment on the carve-out guarantees is mitigated in most cases by the fact the Company manages the property, and in the event the Company's partner did violate one of the carve-out items, the Company would seek recovery from its partner for any payments the Company would make. Additionally, the Company further mitigates its exposure through environmental insurance and insurance coverage for items such as fraud.

The Company has guaranteed the obligations of Forest City Rental Properties Corporation, or FCRPC, under the FCRPC credit agreement, dated as of March 22, 2004, as amended, among FCRPC, the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent. This guaranty imposes a number of restrictive covenants on the Company, including a prohibition on certain consolidations and mergers and limitations on the amount of debt, guarantees and property liens that the Company may incur. The guaranty also requires the Company to maintain a specified minimum cash flow coverage ratio, consolidated shareholders' equity and Earnings Before Depreciation and Taxes, or EBDT. The Company is in compliance with the covenants under the guaranty at January 31, 2006.

N. Commitments and Contingencies (continued)

The Company monitors its properties for the presence of hazardous or toxic substances. Other than those environmental matters identified during the acquisition of a site (which are generally remediated prior to the commencement of development), the Company is not aware of any environmental liability with respect to its operating properties that would have a material adverse effect on its financial position, cash flows, or results of operations. However, there can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability could have an adverse effect on the Company's results of operations and cash flow. The Company carries environmental insurance and believes that the policy terms, conditions, limits and deductibles are adequate and appropriate under the circumstances, given the relative risk of loss, the cost of such coverage and current industry practice.

The Company customarily guarantees lien-free completion of projects under construction. Upon completion, the guarantees are released. Additionally, the Company also provides lien-free completion guarantees on the infrastructure on the land it develops and is later sold to customers or is held for master-planned communities or mixed-use projects. At January 31, 2006, the Company has provided the following completion guarantees:

| | Total Costs | Percent Completed | Total External Funding Sources | Outstanding Loan Balance |
|---|---|---|---|---|
| | *(in thousands)* | | | |
| Projects under construction | $ 2,549,190 | 55 % | $ 1,985,251 | $ 1,299,070 |
| Land | 765,500 | 60 | 630,101 | 187,874 |

The Company's subsidiaries have been successful in consistently delivering lien-free completion of construction and land projects, without calling the Company's guarantees of completion.

The Company is also involved in certain claims and litigation related to its operations. Based on the facts known at this time, management has consulted with legal counsel and is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

On August 16, 2004, the Company purchased an ownership interest in the NBA franchise known as the Nets that is reported on the equity method of accounting. Although the Company has an ownership interest of approximately 21% in the Nets, the Company currently recognized approximately 31% and 38% of the net loss for the years ended January 31, 2006 and 2005, respectively, because profits and losses are allocated to each member based on an analysis of the respective member's claim on the net book equity assuming a liquidation at book value at the end of the accounting period without regard to unrealized appreciation (if any) in the fair value of the Nets. In connection with the purchase of the franchise, the Company and certain of its partners have provided an indemnity guarantee to the NBA for any losses arising from the transaction, including the potential relocation of the team. The Company's indemnity is limited to $100,000,000 and is effective as long as the Company owns an interest in the team. The indemnification provisions are standard provisions that are required by the NBA. The Company has insurance coverage of approximately $100,000,000 in connection with such indemnity. The Company evaluated the indemnity guarantee in accordance with FIN No. 45 and determined that the fair value for the Company's liability for its obligations under the guarantee was not material.

In addition, the Nets are a party to an arbitration challenging an insurance company's denial of temporary total disability benefits on one of its former players. The maximum amount of the Company's share of this claim approximates $8,000,000. This claim is being vigorously defended, and is not possible to predict the ultimate outcome of this dispute at this time. As management of the Nets believe that an adverse judgment is not probable, and the amount of loss, if any, cannot be reasonably estimated, or otherwise management believes is recoverable from the previous owners, the Nets have not accrued a loss associated with this matter at January 31, 2006.

Certain of the Company's ground leases include provisions requiring it to indemnify the ground lessor against claims or damages occurring on or about the leased property during the term of the ground lease. These indemnities generally were entered into prior to January 31, 2003, and therefore, have not been recorded in the Company's consolidated financial statements at January 31, 2006 in accordance with FIN No. 45. The maximum potential amount of future payments the Company could be required to make is limited to the actual losses suffered. The Company mitigates its exposure to loss related to these indemnities through insurance coverage.

N. Commitments and Contingencies (continued)

The Company is party to an easement agreement under which it has agreed to indemnify a third party for any claims or damages arising from the use of the easement area of one of its development projects. The Company has also entered into an environmental indemnity at one of its development projects whereby it agrees to indemnify a third party for the cost of remediating any environmental condition. The maximum potential amount of future payments the Company could be required to make is limited to the actual losses suffered or actual remediation costs incurred. The Company mitigates its exposure to loss related to the easement agreement and environmental indemnity through insurance coverage.

The Company is party to an agreement whereby it is has issued a $40,000,000 guarantee in connection with certain environmental work to the extent such environmental work is required as a result of investigative work which is being performed to determine the feasibility of constructing a mixed-use development project in Brooklyn, New York. The guaranty expires at some point in time between six and nine years after completion of the investigative work as stipulated in the agreement. The Company has recorded a liability of $21,700,000 related to this agreement for the year ended January 31, 2006, which is included in accounts payable and accrued expenses in the Consolidated Balance Sheets. The Company mitigates its exposure to loss related to this agreement through an environmental insurance policy.

Stapleton Land, LLC has committed to fund $24,500,000 to the Park Creek Metropolitan District to be used for certain infrastructure projects. The first $4,500,000 is due in August 2007. The remaining balance is due no later than May 2009.

O. Stock-Based Compensation

The 1994 Stock Plan, as amended, (''Plan'') permits the award of Class A stock options, restricted shares, restricted stock units and stock appreciation rights to key employees and non-employee directors of the Company. The aggregate maximum number of shares that may be issued during the term of the Plan is 500,000 for restricted shares or restricted stock units and 11,750,000 for all types of awards. The maximum annual award to an individual is 400,000 stock options or stock appreciation rights and 225,000 restricted shares or restricted stock units. Stock options have a maximum term of 10 years and are awarded with an exercise price at least equal to the market value per share of the stock on the date of grant. The Plan does not allow the exercise price to be lowered for outstanding options or to cancel and replace stock options at a lower exercise price. The Company has not amended the terms of any previously issued options. The Plan is administered by the Compensation Committee of the Board of Directors. The Company granted 793,800, -0- and 1,354,600 stock options in 2005, 2004 and 2003, respectively. All options granted under the Plan to date have been for a term of 10 years and have graded vesting over four years.

The information required by SFAS No. 148 ''Accounting for Stock-Based Compensation – Transition and Disclosure'' relating to the pro forma effect on net earnings and earnings per share had the fair value based method under SFAS No. 123 been used for stock options is located in the Stock-Based Compensation section in Note A.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the grants in 2005 and 2003, respectively: dividend yield of .7% in both years; expected volatility of 22.9% and 22.7%; risk-free interest rate of 4.34% and 3.7%; and expected life of 6.6 and 8.7 years. A summary of stock option activity is presented below.

| | Years Ended January 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2006** | | 2005 | | 2004 | |
| | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| Outstanding at beginning of year | **3,410,484** | **$ 13.06** | 4,172,510 | $ 12.05 | 3,318,016 | $ 10.15 |
| Granted | **793,800** | **$ 31.79** | – | $ – | 1,354,600 | $ 15.63 |
| Exercised | **(1,113,136)** | **$ 11.31** | (729,626) | $ 7.35 | (436,658) | $ 8.32 |
| Forfeited | **(37,000)** | **$ 25.17** | (32,400) | $ 11.16 | (63,448) | $ 14.79 |
| Outstanding at end of year | **3,054,148** | **$ 18.42** | 3,410,484 | $ 13.06 | 4,172,510 | $ 12.05 |
| Options exercisable at end of year | **1,300,698** | **$ 12.58** | 1,489,484 | $ 10.31 | 1,935,164 | $ 8.56 |
| Number of shares available for granting of options at end of year | **5,110,060** | | 5,956,860 | | 5,924,460 | |
| Weighted average fair value of options granted during the year | **$ 10.01** | | $ – | | $ 5.35 | |

O. Stock-Based Compensation (continued)

The following table summarizes information about fixed stock options outstanding at January 31, 2006.

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at January 31, 2006 | Weighted Average Remaining Contractual Life | Weighted Average Exercise Prices | Number Exercisable at January 31, 2006 | Weighted Average Exercise Prices |
| $ 3.68 – 7.35 | 5,400 | 0.6 years | $ 4.79 | 5,400 | $ 4.79 |
| $ 7.35 – 11.03 | 405,096 | 2.8 years | $ 8.26 | 405,096 | $ 8.26 |
| $ 11.03 – 14.70 | 640,252 | 5.1 years | $ 14.22 | 640,252 | $ 14.22 |
| $ 14.70 – 18.38 | 1,210,400 | 7.1 years | $ 15.50 | 245,900 | $ 15.50 |
| $ 18.38 – 22.05 | 16,200 | 7.5 years | $ 19.88 | 4,050 | $ 19.88 |
| $ 29.40 – 33.08 | 772,400 | 9.2 years | $ 31.76 | – | $ – |
| $ 33.08 – 36.75 | 4,400 | 9.7 years | $ 36.75 | – | $ – |
| | 3,054,148 | | | 1,300,698 | |

The Company granted 90,000, -0- and 225,000 shares of restricted Class A common stock to certain key employees in 2005, 2004 and 2003, respectively. The restricted stock awarded in 2005 was issued out of authorized and unissued shares. The restricted stock awarded in 2003 was issued out of treasury stock, having a cost basis of $1,012,500. The restricted shares were awarded with rights to vote the shares and receive dividends while being subject to restrictions on disposition, transferability and risk of forfeiture. The restrictions on the shares lapse over a period of four years from date of grant. The market values on the date of grant of $2,857,500 in 2005 and $3,487,500 in 2003 were recorded as unearned compensation within shareholders' equity to be charged to expense over the respective vesting periods. The number of unvested restricted shares amounted to 258,750, 337,500 and 393,750 at January 31, 2006, 2005 and 2004, respectively. The amount of unearned compensation relating to these unvested shares amounted to $4,151,000, $3,087,000 and $4,919,000 at January 31, 2006, 2005 and 2004, respectively, and are reported as a reduction of shareholders' equity in the accompanying consolidated financial statements. In connection with the vesting of restricted stock during 2005, the Company repurchased into treasury 61,584 shares of Class A common stock to satisfy the employees' related minimum statutory tax withholding requirements. These shares, which were placed in treasury with an aggregate cost basis to $1,945,000, were all reissued during the year in connection with stock option exercises.

P. Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for "earnings from continuing operations."

| **Years Ended January 31,** | Earnings from Continuing Operations (Numerator) *(in thousands)* | Weighted Average Common Shares Outstanding (Denominator) | Per Common Share |
|---|---|---|---|
| **2006** | | | |
| Basic earnings per share | $ 60,804 | 101,079,578 | $ 0.60 |
| Effect of dilutive securities-stock options | – | 1,524,354 | (0.01) |
| Diluted earnings per share | $ 60,804 | 102,603,932 | $ 0.59 |
| **2005** | | | |
| Basic earnings per share | $ 44,008 | 100,201,634 | $ 0.44 |
| Effect of dilutive securities-stock options | – | 1,644,422 | (0.01) |
| Diluted earnings per share | $ 44,008 | 101,846,056 | $ 0.43 |
| **2004** | | | |
| Basic earnings per share | $ 36,244 | 99,750,860 | $ 0.36 |
| Effect of dilutive securities-stock options | – | 1,393,486 | – |
| Diluted earnings per share | $ 36,244 | 101,144,346 | $ 0.36 |

Q. Stock Split

On June 21, 2005, the Board of Directors declared a two-for-one stock split of the Company's outstanding Class A and Class B common stock effective July 11, 2005 to shareholders of record on June 27, 2005. The stock split is given retroactive effect to the beginning of the earliest period presented in the accompanying Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity by transferring the par value of the additional shares issued from the additional paid-in-capital account to the common stock accounts. All share and per share data included in this annual report have been restated to reflect the stock split.

R. Dividends

The Board of Directors declared regular quarterly cash dividends on both Class A and Class B common shares as follows:

| Date Declared | Date of Record | Payment Date | Amount Per Share |
|---|---|---|---|
| March 24, 2005 | June 1, 2005 | June 15, 2005 | $ 0.05 (post-split) |
| June 21, 2005 | September 1, 2005 | September 15, 2005 | $ 0.06 |
| September 29, 2005 | December 1, 2005 | December 15, 2005 | $ 0.06 |
| December 13, 2005 | March 1, 2006 | March 15, 2006 | $ 0.06 |
| March 23, 2006 [1] | June 1, 2006 | June 15, 2006 | $ 0.06 |

(1) Since this dividend was declared after January 31, 2006, it is not reflected in the consolidated financial statements.

S. Discontinued Operations and Gain on Disposition of Rental Properties and Lumber Group

**Discontinued Operations**

Pursuant to the definition of a component of an entity in SFAS No. 144, all earnings of discontinued operations sold or held for sale, assuming no significant continuing involvement, have been reclassified in the Consolidated Statements of Earnings for the years ended January 31, 2006, 2005 and 2004. The Company considers assets held for sale when the transaction has been approved and there are no significant contingencies related to the sale that may prevent the transaction from closing.

Summarized financial information for *Hilton Times Square Hotel's* assets, liabilities and minority interest that were held for sale as of January 31, 2006 were as follows:

| | January 31, 2006 |
|---|---|
| | *(in thousands)* |
| **Assets** | |
| Real estate | $ 101,374 |
| Cash and equivalents | 2,854 |
| Restricted cash | 2,808 |
| Notes and accounts receivable, net | 3,154 |
| Other assets | 3,030 |
| **Total Assets** | $ 113,220 |
| **Liabilities** | |
| Mortgage debt, nonrecourse | $ 81,133 |
| Notes payable | 15,000 |
| Accounts payable and accrued expenses | 14,421 |
| **Total Liabilities** | 110,554 |
| Minority interest | 3,843 |
| **Total Liabilities and Minority Interest** | $ 114,397 |

The following table lists the formerly consolidated rental properties included in discontinued operations:

| Property | Location | Square Feet/ Number of Units (Unaudited) | Quarter/ Year Disposed | Year Ended 1/31/2006 | Year Ended 1/31/2005 | Year Ended 1/31/2004 |
|---|---|---|---|---|---|---|
| *Commercial Group:* | | | | | | |
| Hilton Times Square | Manhattan, New York | 444 rooms | Q-1 2006 | Yes | Yes | Yes |
| Flatbush Avenue | Brooklyn, New York | 142,000 square feet | Q-3 2004 | – | Yes | Yes |
| Pavilion | San Jose, California | 250,000 square feet | Q-3 2004 | – | Yes | Yes |
| Hunting Park | Philadelphia, Pennsylvania | 125,000 square feet | Q-2 2004 | – | Yes | Yes |
| *Residential Group:* | | | | | | |
| Enclave | San Jose, California | 637 units | Q-4 2005 | Yes | Yes | Yes |
| Cherrywood Village | Denver, Colorado | 360 units | Q-3 2005 | Yes | Yes | Yes |
| Ranchstone | Denver, Colorado | 368 units | Q-3 2005 | Yes | Yes | Yes |
| Arboretum Place | Newport News, Virginia | 184 units | Q-4 2004 | – | Yes | Yes |
| Bridgewater | Hampton, Virginia | 216 units | Q-4 2004 | – | Yes | Yes |
| Colony Woods | Bellevue, Washington | 396 units | Q-4 2004 | – | Yes | Yes |
| Silver Hill | Newport News, Virginia | 153 units | Q-4 2004 | – | Yes | Yes |
| Trellis at Lee's Mill | Newport News, Virginia | 176 units | Q-4 2004 | – | Yes | Yes |
| Regency Towers | Jackson, New Jersey | 372 units | Q-3 2004 | – | Yes | Yes |
| Woodlake | Silver Spring, Maryland | 534 units | Q-1 2004 | – | Yes | Yes |
| Laurels | Justice, Illinois | 520 units | Q-3 2003 | – | – | Yes |
| Vineyards | Broadview Heights, Ohio | 336 units | Q-3 2003 | – | – | Yes |
| Trowbridge | Southfield, Michigan | 305 units | Q-1 2003 | – | – | Yes |

In addition, the Company's Lumber Group strategic business unit was included in discontinued operations for the years ended January 31, 2005 and 2004. Lumber Group was a lumber wholesaler that was sold to its employees on November 12, 2004. Also included in discontinued operations is Babin Building Centers, Inc. (''Babin''), a division of Lumber Group, which was sold in July 2004. Babin sold building materials to the new construction industry and to home remodelers.

S. Discontinued Operations and Gain on Disposition of Rental Properties and Lumber Group (continued)

Substantially all of the assets of the Lumber Group were sold for $39,085,902, $35,000,000 of which was paid in cash at closing. Pursuant to the terms of a note receivable with a 6% interest rate from the buyer, the remaining purchase price will be paid in four annual installments with payments commencing November 12, 2006. In the year ended January 31, 2005, the Company reported a gain on disposition of this segment of $20,920,000 ($11,501,000, net of tax) net of $1,093,000 loss related to the sale of Babin. The Company has deferred a gain of $4,085,902 (approximately $2,400,000, net of tax) relating to the note receivable due, in part, to the subordination to the buyer's senior financing. The gain and any interest income will be recognized as the note receivable principal and interest are collected.

The operating results related to discontinued operations were as follows:

| | Year Ended January 31, 2006 | Year Ended January 31, 2005 | | |
|---|---|---|---|---|
| | Rental Properties | Lumber Group | Rental Properties | Total |
| | *(in thousands)* | *(in thousands)* | | |
| **Revenues** | **$ 61,609** | $ 111,516 | $ 74,554 | $ 186,070 |
| **Expenses** | | | | |
| Operating expenses | **43,998** | 97,235 | 49,930 | 147,165 |
| Interest expense | **12,186** | 3,633 | 17,652 | 21,285 |
| Amortization of mortgage procurement costs | **703** | – | 1,006 | 1,006 |
| Loss on early extinguishment of debt | **2,569** | – | 2,576 | 2,576 |
| Depreciation and amortization | **6,578** | 1,272 | 11,002 | 12,274 |
| | **66,034** | 102,140 | 82,166 | 184,306 |
| Interest income | **341** | 14 | 283 | 297 |
| Gain on disposition of rental properties and Lumber Group | **43,198** | 20,920 | 71,325 | 92,245 |
| **Earnings before income taxes** | **39,114** | 30,310 | 63,996 | 94,306 |
| **Income tax expense (benefit)** | | | | |
| Current | **(4,223)** | 9,703 | 3,155 | 12,858 |
| Deferred | **18,529** | 4,561 | 20,660 | 25,221 |
| | **14,306** | 14,264 | 23,815 | 38,079 |
| Earnings before minority interest | **24,808** | 16,046 | 40,181 | 56,227 |
| Minority interest | **2,093** | – | 3,768 | 3,768 |
| **Net earnings from discontinued operations** | **$ 22,715** | $ 16,046 | $ 36,413 | $ 52,459 |

| | Year Ended January 31, 2004 | | |
|---|---|---|---|
| | Lumber Group | Rental Properties | Total |
| | | *(in thousands)* | |
| **Revenues** | $ 123,238 | $ 72,786 | $ 196,024 |
| **Expenses** | | | |
| Operating expenses | 110,139 | 49,403 | 159,542 |
| Interest expense | 3,302 | 16,293 | 19,595 |
| Amortization of mortgage procurement costs | – | 1,377 | 1,377 |
| Loss on early extinguishment of debt | – | 190 | 190 |
| Provision for decline in real estate | – | 1,104 | 1,104 |
| Depreciation and amortization | 1,891 | 9,347 | 11,238 |
| | 115,332 | 77,714 | 193,046 |
| Interest income | 11 | 159 | 170 |
| Gain on disposition of rental properties and Lumber Group | – | 6,769 | 6,769 |
| **Earnings before income taxes** | 7,917 | 2,000 | 9,917 |
| **Income tax expense** | | | |
| Current | 3,798 | 527 | 4,325 |
| Deferred | 418 | 837 | 1,255 |
| | 4,216 | 1,364 | 5,580 |
| Earnings before minority interest | 3,701 | 636 | 4,337 |
| Minority interest | – | (2,088) | (2,088) |
| **Net earnings from discontinued operations** | $ 3,701 | $ 2,724 | $ 6,425 |

S. Discontinued Operations and Gain on Disposition of Rental Properties and Lumber Group (continued)

**Gain on Disposition of Rental Properties and Lumber Group**

The following table summarizes the gain on disposition of rental properties and Lumber Group for the years ended January 31, 2006, 2005 and 2004.

| | | Years Ended January 31, | | |
|---|---|---|---|---|
| | | **2006** | 2005 | 2004 |
| | | (in thousands) | | |
| Discontinued Operations: | | | | |
| Enclave (Apartments) [2] | San Jose, California | $ **33,722** | $ – | $ – |
| Ranchstone (Apartments) [2] | Denver, Colorado | **5,079** | – | – |
| Cherrywood Village (Apartments) [2] | Denver, Colorado | **4,397** | – | – |
| Regency Towers (Apartments) [2] | Jackson, New Jersey | – | 25,390 | – |
| Lumber Group [1] | Portland, Oregon | – | 20,920 | – |
| Woodlake (Apartments) [2] | Silver Spring, Maryland | – | 19,499 | – |
| Bridgewater (Apartments) | Hampton, Virginia | – | 7,161 | – |
| Colony Woods (Apartments) [2] | Bellevue, Washington | – | 5,193 | – |
| Pavilion (Office Building) | San Jose, California | – | 4,222 | – |
| Trellis at Lee's Mill (Apartments) | Newport News, Virginia | – | 3,444 | – |
| Hunting Park (Specialty Retail Center) | Philadelphia, Pennsylvania | – | 2,176 | – |
| Flatbush Avenue (Specialty Retail Center) [2] | Brooklyn, New York | – | 2,060 | – |
| Arboretum (Apartments) | Newport News, Virginia | – | 2,047 | – |
| Silver Hill (Apartments) | Newport News, Virginia | – | 133 | – |
| Laurels (Apartments) [2] | Justice, Illinois | – | – | 4,249 |
| Vineyards (Apartments) [2] | Broadview Heights, Ohio | – | – | 2,109 |
| Trowbridge (Supported-Living Community) | Southfield, Michigan | – | – | 538 |
| Other | | – | – | (127) |
| **Total** | | $ **43,198** | $ 92,245 | $ 6,769 |

(1) Net of $1,093 loss on the disposition of Babin Building Centers, Inc.
(2) Sold in a tax-deferred exchange. The proceeds are reinvested through a qualified intermediary in replacement assets under Section 1031 of the Internal Revenue Code.

Investments accounted for on the equity method are not subject to the provisions of SFAS No. 144, and therefore the gains or losses on the sales of equity method properties are reported in continuing operations when sold. Any changes in fair value that are other than temporary are recognized in the period such decrease has occurred. The following table summarizes the Company's proportionate share of gains (losses) on equity method investments disposed of during the years ended January 31, 2006, 2005 and 2004, which are included in equity in earnings of unconsolidated entities in the Consolidated Statements of Earnings.

| | | Years Ended January 31, | | |
|---|---|---|---|---|
| | | **2006** | 2005 | 2004 |
| | | (in thousands) | | |
| Showcase (Specialty Retail Center) | Las Vegas, Nevada | $ **13,145** | $ – | $ – |
| Colony Place (Apartments) | Fort Myers, Florida | **5,352** | – | – |
| Flower Park Plaza (Apartments) | Santa Ana, California | **2,526** | – | – |
| Chapel Hill Mall (Regional Mall) | Akron, Ohio | – | 27,943 | – |
| Manhattan Town Center Mall (Regional Mall) | Manhattan, Kansas | – | 3,138 | – |
| Chapel Hill Suburban (Specialty Retail Center) | Akron, Ohio | – | 915 | – |
| Waterford Village (Apartments) | Indianapolis, Indiana | – | – | (3,573) |
| **Total** | | $ **21,023** | $ 31,996 | $ (3,573) |

T. Provision for Decline in Real Estate, Early Extinguishment of Debt and Cumulative Effect of Change in Accounting Principle

### Provision for Decline in Real Estate

The Company reviews its investment portfolio to determine if its carrying costs will be recovered from future undiscounted cash flows whenever events or changes indicate that recoverability of long-lived assets may not be assured. In cases where the Company does not expect to recover its carrying costs, an impairment loss is recorded as a provision for decline in real estate for assets in its real estate portfolio pursuant to the guidance established in SFAS No. 144.

The Company recorded a provision for decline in real estate of $7,874,000, $-0- and $2,134,000 for the years ended January 31, 2006, 2005 and 2004, respectively. For the year ended January 31, 2006, the Company recorded a provision for decline in real estate in the Land Development Group of $1,330,000 related to *Rockport Square,* a 174,000 square-foot residential and retail development project located in Lakewood, Ohio, a provision of $256,000 related to *Syracuse Village,* an affordable housing community located in Denver, Colorado and a provision of $188,000 related to *Kline's Farm,* a 378 acre planned residential community located in Girard, Ohio. The Company also recorded a provision of $4,600,000 related to *Sterling Glen of Forest Hills,* an 84-unit supported living Residential community located in Queens, New York and $1,500,000 related to the *Ritz Carlton,* a 206 room Commercial hotel located in Cleveland, Ohio.

For the year ended January 31, 2004, the Company recorded a provision for decline in real estate of $1,624,000 related to land held by the Residential Group and a provision of $510,000 related to *G Street,* a 13,000 square-foot specialty retail center located in Philadelphia, Pennsylvania. These provisions represent a write down to the estimated fair value, less cost to sell, due to a change in events (which typically include an unexpected sales offer, loss of a significant tenant or decreased unit sales) related to the estimated future cash flows.

### Early Extinguishment of Debt

For the years ended January 31, 2006 and 2005, the Company recorded $7,415,000 and $5,082,000, respectively, as loss on early extinguishment of debt, which primarily represents the impact of early extinguishment of nonrecourse mortgage debt in order to secure more favorable financing terms. For the year ended January 31, 2004, the Company recorded $10,718,000 as loss on early extinguishment of debt. This amount was primarily the result of the payment in full of the Company's $200,000,000 8.5% senior notes due in 2008 at a premium of 104.25% for a loss on extinguishment of $8,500,000 related to a redemption premium and approximately $3,000,000 related to the write-off of unamortized debt issue costs. These charges were offset, in part, by net gains on early extinguishment of debt of approximately $800,000 on several residential properties.

The following table summarizes early extinguishment of debt included in discontinued operations.

| | | Years Ended January 31, | | |
|---|---|---|---|---|
| | | **2006** | 2005 | 2004 |
| | | (in thousands) | | |
| Enclave | San Jose, California | **$ 948** | $ – | $ – |
| Ranchstone | Denver, Colorado | **565** | – | – |
| Cherrywood Village | Denver, Colorado | **546** | – | – |
| Hilton Times Square | Manhattan, New York | **510** | – | – |
| Bridgewater | Hampton, Virginia | – | 1,557 | – |
| Trellis at Lee's Mill | Newport News, Virginia | – | 624 | – |
| Woodlake | Silver Spring, Maryland | – | 238 | – |
| Regency Towers | Jackson, New Jersey | – | 157 | – |
| Laurels | Justice, Illinois | – | – | 145 |
| Vineyards | Broadview Heights, Ohio | – | – | 45 |
| **Total** | | **$ 2,569** | $ 2,576 | $ 190 |

T. Provision for Decline in Real Estate, Early Extinguishment of Debt and Cumulative Effect of Change in Accounting Principle (continued)

**Cumulative Effect of Change in Accounting Principle**

For the year ended January 31, 2005, the Company recorded a charge for the cumulative effect of change in accounting principle in accordance with FIN No. 46 (R) which has resulted in a reduction of net earnings of $18,628,000 ($11,261,000 net of tax). This charge consisted primarily of accumulated depreciation and amortization expense, net of minority interest, of the newly-consolidated VIEs which were previously accounted for on the cost method. See the Variable Interest Entities section in Note A for further information.

The overall impact resulting from the adoption of FIN No. 46 (R) to the Commercial Group was a pre-tax charge of $789,000 from the consolidation of a development project located in Las Vegas, Nevada that was previously accounted for under the equity method of accounting.

The overall impact resulting from the adoption of FIN No. 46 (R) to the Residential Group was a pre-tax charge of $17,839,000. The following summarizes the key components of the impact of the adoption FIN No. 46 (R):

- Cumulative effect of $4,403,000 resulting from the Company being deemed the primary beneficiary in VIEs that hold notes payable to the Residential Group and have equity method investments in 16 properties that are subsidized by the U.S. Department of Housing and Urban Development. These investments were previously accounted for under the cost method;
- Cumulative effect of $3,801,000 resulting from the Company being deemed the primary beneficiary in a VIE that holds a note payable to the Residential Group and has an equity method investment in *Millender Center,* a mixed-use residential, office and retail complex in Detroit, Michigan. This investment was previously accounted for under the cost method;
- Cumulative effect of $3,301,000 resulting from the Company being deemed the primary beneficiary in a VIE that holds a note payable to the Residential Group and has an equity method investment in *101 San Fernando,* a residential community in San Jose, California. This investment was previously accounted for under the equity method; and
- Cumulative effect of $6,334,000 resulting from the Company being deemed the primary beneficiary in a VIE, *Queenswood,* a residential community in Corona, New York. This investment was previously accounted for under the equity method.

U. Subsequent Event

On March 17, 2006, the Company sold its investment in *Hilton Times Square Hotel* for $242,450,000. This 444-room hotel opened in 2000 and is located in Manhattan, New York. The Company has taken the initial steps to structure this sale as a tax-deferred exchange.

**Forest City Enterprises, Inc. and Subsidiaries**
**Quarterly Consolidated Financial Data (Unaudited)**

The Company adopted the provisions of SFAS No. 144 on February 1, 2002. Revenues from real estate operations and earnings before income taxes have been reclassified for properties disposed of and/or classified as held for sale for the years ended January 31, 2006 and 2005.

| | Quarter Ended | | | |
|---|---|---|---|---|
| | **January 31, 2006** | **October 31, 2005** | **July 31, 2005** | **April 30, 2005** |
| | *(in thousands, except per share data)* | | | |
| Revenues from real estate operations | **$ 332,756** | **$ 275,283** | **$ 297,561** | **$ 295,175** |
| Earnings before income taxes | **$ 35,915** | **$ 15,028** | **$ 21,381** | **$ 42,214** |
| Net earnings | **$ 28,235** | **$ 12,904** | **$ 20,164** | **$ 22,216** |
| Basic net earnings per common share(1)(2) | **$ 0.28** | **$ 0.13** | **$ 0.20** | **$ 0.22** |
| Diluted net earnings per common share(1)(2) | **$ 0.27** | **$ 0.13** | **$ 0.20** | **$ 0.21** |

| | Quarter Ended | | | |
|---|---|---|---|---|
| | January 31, 2005 | October 31, 2004 | July 31, 2004 | April 30, 2004 |
| | *(in thousands, except per share data)* | | | |
| Revenues from real estate operations | $ 272,132 | $ 236,897 | $ 249,582 | $ 227,443 |
| Earnings before income taxes | $ (4,686) | $ 33,463 | $ 63,786 | $ 16,519 |
| Earnings before cumulative effect of a change in accounting principle | $ 5,840 | $ 37,340 | $ 34,823 | $ 18,464 |
| Net earnings | $ 5,840 | $ 37,340 | $ 34,823 | $ 7,203 |
| Basic net earnings per common share(1)(2) | $ 0.06 | $ 0.37 | $ 0.35 | $ 0.07 |
| Diluted net earnings per common share(1)(2) | $ 0.06 | $ 0.37 | $ 0.34 | $ 0.07 |

(1) Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilutive effect of the Company's stock option plan by adjusting the denominator using the treasury stock method. The sum of the four quarters' earnings per share may not equal the annual earnings per share due to the weighting of stock and option activity occurring during the year. All earnings per share disclosures appearing in these financial statements were computed assuming dilution unless otherwise indicated.

(2) This category has been restated to reflect a two-for-one stock split that occurred in July 2005.

## Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

### DISCLOSURE CONTROLS

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In addition, the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to the Company's management, including the Chief Executive Officer (''CEO'') and Chief Financial Officer (''CFO''), as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the CEO and CFO, (of the effectiveness of the Company's disclosure controls and procedures). Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective.

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the President and Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions involving our assets;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance, and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management has used the framework set forth in the report entitled ''Internal Control — Integrated Framework'' published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of our internal control over financial reporting. Based on our evaluation under the framework in ''Internal Control — Integrated Framework,'' our management has concluded that our internal control over financial reporting was effective as of January 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of January 31, 2006 has been audited by our independent registered public accounting firm, PricewaterhouseCoopers LLP, as stated in their report, which appears on page 75 of this Annual Report on Form 10-K and is incorporated herein by reference.

**Changes in Internal Control over Financial Reporting**

There were no changes in our internal control over financial reporting that occurred during the fourth quarter ended January 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Respectfully,

/s/ Charles A. Ratner

Charles A. Ratner
President and Chief Executive Officer

/s/ Thomas G. Smith

Thomas G. Smith
Executive Vice President,
Chief Financial Officer and Secretary

## Item 9B. Other Information

None.

# PART III

## Item 10. Directors and Executive Officers of the Registrant

(a) Identification of Directors (including the Company's assessment of Director independence) will be contained in a definitive proxy statement, which the registrant anticipates will be filed by April 28, 2006 and is incorporated herein by reference.

(b) Pursuant to General Instruction G of Form 10-K and Item 401(b) of Regulation S-K, Executive Officers of the registrant are reported in Part I of this Form 10-K.

(c) The disclosure of delinquent filers, if any, under Section 16(a) of the Securities Exchange Act of 1934 will be contained in a definitive proxy statement, which the registrant anticipates will be filed by April 28, 2006 and is incorporated herein by reference.

The Company's assessment of an audit committee ''financial expert'' is contained in a definitive proxy statement which the registrant anticipates will be filed by April 28, 2006 and is incorporated herein by reference.

The Company's Code of Legal and Ethical Conduct can be found on the Company's website at www.forestcity.net. The Company intends to disclose on its website any amendment to, or waiver of, any provision of this code applicable to its directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or New York Stock Exchange.

## Item 11. Executive Compensation

The information required by this item is contained in a definitive proxy statement, which the registrant anticipates will be filed by April 28, 2006 and is incorporated herein by reference.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in a definitive proxy statement, which the registrant anticipates will be filed by April 28, 2006 and is incorporated herein by reference.

## Item 13. Certain Relationships and Related Transactions

The information required by this item will be contained in a definitive proxy statement, which the registrant anticipates will be filed by April 28, 2006 and is incorporated herein by reference.

## Item 14. Principal Accountant Fees and Services

The information required by this item will be contained in a definitive proxy statement, which the registrant anticipates will be filed by April 28, 2006 and is incorporated herein by reference.

## PART IV

## Item 15. Exhibits and Financial Statements Schedules

(a) List of Documents filed as part of this report.

1. Financial statements and supplementary data included in Part II, Item 8:

   Report of Independent Registered Public Accounting Firm
   Consolidated Balance Sheets – January 31, 2006 and 2005
   Consolidated Statements of Earnings for the years ended January 31, 2006, 2005 and 2004
   Consolidated Statements of Comprehensive Income for the years ended January 31, 2006, 2005 and 2004
   Consolidated Statements of Shareholders' Equity for the years ended January 31, 2006, 2005 and 2004
   Consolidated Statements of Cash Flows for the years ended January 31, 2006, 2005 and 2004
   Notes to Consolidated Financial Statements
   Supplementary Data – Quarterly Consolidated Financial Data (Unaudited)

   Individual financial statements of entities accounted for by the equity method have been omitted because such entities would not constitute a significant subsidiary.

2. Financial statements and schedules required by Part II, Item 8 are included in Part IV Item 15(c):



   The report of the independent registered public accounting firm with respect to the above listed financial statement schedules appears on page 75.

   Schedules other than those listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

3. Exhibits – see (b) below.

(b) Exhibits

| Exhibit Number | | Description of Document |
|---|---|---|
| 3.1 | – | Amended Articles of Incorporation adopted as of October 11, 1983, incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarter ended October 31, 1983 (File No. 1-4372). |
| 3.2 | – | Code of Regulations as amended June 14, 1994, incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the fiscal year ended January 31, 1997 (File No. 1-4372). |
| 3.3 | – | Certificate of Amendment by Shareholders to the Articles of Incorporation of Forest City Enterprises, Inc. dated June 24, 1997, incorporated by reference to Exhibit 4.14 to the Company's Registration Statement on Form S-3 (Registration No. 333-41437). |
| 3.4 | – | Certificate of Amendment by Shareholders to the Articles of Incorporation of Forest City Enterprises, Inc. dated June 16, 1998, incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-61925). |
| 4.1 | – | Form of Senior Subordinated Indenture between the Company and National City Bank, as Trustee thereunder, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (Registration No. 333-22695). |
| 4.2 | – | Form of Junior Subordinated Indenture between the Company and National City Bank, as Trustee thereunder, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (Registration No. 333-22695). |
| 4.3 | – | Senior Note Indenture, dated as of May 19, 2003, between Forest City Enterprises, Inc., as issuer, and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Form 8-K, filed on May 20, 2003 (File No. 1-4372). |
| 4.4 | – | Form of 7.375% Senior Note due 2034, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form 8-K filed on February 10, 2004 (File No. 1-4372). |
| 4.5 | – | Form of 6.5% Senior Note due 2017, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form 8-K filed on January 26, 2005 (File No. 1-4372). |
| +10.1 | – | Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Deborah Ratner-Salzberg and Forest City Enterprises, Inc., insuring the lives of Albert Ratner and Audrey Ratner, dated June 26, 1996, incorporated by reference to Exhibit 10.19 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.2 | – | Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Brian J. Ratner and Forest City Enterprises, Inc., insuring the lives of Albert Ratner and Audrey Ratner, dated June 26, 1996, incorporated by reference to Exhibit 10.20 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.3 | – | Letter Supplement to Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Brian J. Ratner and Forest City Enterprises, Inc., insuring the lives of Albert Ratner and Audrey Ratner, effective June 26, 1996, incorporated by reference to Exhibit 10.21 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.4 | – | Letter Supplement to Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Deborah Ratner-Salzberg and Forest City Enterprises, Inc., insuring the lives of Albert Ratner and Audrey Ratner, effective June 26, 1996, incorporated by reference to Exhibit 10.22 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |

| Exhibit Number | | Description of Document |
|---|---|---|
| +10.5 | – | Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Charles Ratner 1992 Irrevocable Trust Agreement and Forest City Enterprises, Inc., insuring the lives of Charles Ratner and Ilana Horowitz (Ratner), dated November 2, 1996, incorporated by reference to Exhibit 10.23 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.6 | – | Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Charles Ratner 1989 Irrevocable Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.24 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.7 | – | Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Max Ratner 1988 Grandchildren's Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.25 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.8 | – | Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Max Ratner 1988 Grandchildren's Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.26 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.9 | – | Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Max Ratner 1988 Grandchildren's Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.27 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.10 | – | Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Max Ratner 1988 Grandchildren's Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.28 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.11 | – | Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Charles Ratner 1989 Irrevocable Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.29 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.12 | – | Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Charles Ratner 1989 Irrevocable Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.30 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.13 | – | Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between Albert B. Ratner and James Ratner, Trustees under the Charles Ratner 1989 Irrevocable Trust Agreement and Forest City Enterprises, Inc., insuring the life of Charles Ratner, dated October 24, 1996, incorporated by reference to Exhibit 10.31 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.14 | – | Letter Supplement to Split Dollar Insurance Agreement and Assignment of Life Insurance Policy as Collateral between James Ratner and Albert Ratner, Trustees under the Charles Ratner 1992 Irrevocable Trust Agreement and Forest City Enterprises, Inc., insuring the lives of Charles Ratner and Ilana Ratner, effective November 2, 1996, incorporated by reference to Exhibit 10.32 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.15 | – | Supplemental Unfunded Deferred Compensation Plan for Executives, incorporated by reference to Exhibit 10.9 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.16 | – | Amended and Restated Form of Stock Option Agreement, effective as of June 8, 2004, incorporated by reference to Exhibit 10.17 to the Company's Form 10-Q for the quarter ended April 30, 2005 (File No. 1-4372). |

| Exhibit Number | | Description of Document |
|---|---|---|
| +10.17 | – | Amended and Restated Form of Restricted Stock Agreement, effective as of June 8, 2004, incorporated by reference to Exhibit 10.18 to the Company's Form 10-Q for the quarter ended April 30, 2005 (File No. 1-4372). |
| +10.18 | – | Dividend Reinvestment and Stock Purchase Plan, incorporated by reference to Exhibit 10.42 to the Company's Form 10-K for the year ended January 31, 1999 (File No. 1-4372). |
| +10.19 | – | Deferred Compensation Plan for Executives, effective as of January 1, 1999, incorporated by reference to Exhibit 10.43 to the Company's Form 10-K for the year ended January 31, 1999 (File No. 1-4372). |
| +10.20 | – | Deferred Compensation Plan for Nonemployee Directors, effective as of January 1, 1999, incorporated by reference to Exhibit 10.44 to the Company's Form 10-K for the year ended January 31, 1999 (File No. 1-4372). |
| +10.21 | – | First Amendment to the Deferred Compensation Plan for Nonemployee Directors, effective October 1, 1999, incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 (Registration No. 333-38912). |
| +10.22 | – | Second Amendment to the Deferred Compensation Plan for Nonemployee Directors, effective March 10, 2000, incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 (Registration No. 333-38912). |
| +10.23 | – | Third Amendment to the Deferred Compensation Plan for Nonemployee Directors, effective March 12, 2004, incorporated by reference to Exhibit 10.39 to the Company's Form 10-Q for the quarter ended July 31, 2004 (File No. 1-4372). |
| +10.24 | – | Employment Agreement entered into on May 31, 1999, effective January 1, 1999, by the Company and Albert B. Ratner, incorporated by reference to Exhibit 10.47 to the Company's Form 10-Q for the quarter ended July 31, 1999 (File No. 1-4372). |
| +10.25 | – | First Amendment to Employment Agreement effective as of February 28, 2000 between Forest City Enterprises, Inc. and Albert B. Ratner, incorporated by reference to Exhibit 10.45 to the Company's Form 10-K for the year ended January 31, 2000 (File No. 1-4372). |
| +10.26 | – | Employment Agreement entered into on May 31, 1999, effective January 1, 1999, by the Company and Samuel H. Miller, incorporated by reference to Exhibit 10.48 to the Company's Form 10-Q for the quarter ended July 31, 1999 (File No. 1-4372). |
| +10.27 | – | Deferred Compensation Agreement between Forest City Enterprises, Inc. and Thomas G. Smith dated December 27, 1995, incorporated by reference to Exhibit 10.33 to the Company's Form 10-K for the year ended January 31, 1997 (File No. 1-4372). |
| +10.28 | – | Employment Agreement (re: death benefits) entered into on May 31, 1999, by the Company and Thomas G. Smith dated December 27, 1995, incorporated by reference to Exhibit 10.49 to the Company's Form 10-Q for the quarter ended October 31, 1999 (File No. 1-4372). |
| +10.29 | – | Summary of Forest City Enterprises, Inc. Management Incentive Plan as adopted in 1997, incorporated by reference to Exhibit 10.51 to the Company's Form 10-Q for the quarter ended July 31, 2001 (File No. 1-4372). |
| +10.30 | – | Summary of Forest City Enterprises, Inc. Long-Term Performance Plan as adopted in 2000, incorporated by reference to Exhibit 10.52 to the Company's Form 10-Q for the quarter ended July 31, 2001 (File No. 1-4372). |
| 10.31 | – | Credit Agreement, dated as of March 22, 2004, by and among Forest City Rental Properties Corporation, the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, incorporated by reference to Exhibit 10.40 to the Company's Form 10-K for the year ended January 31, 2004 (File No. 1-4372). |

| Exhibit Number | | Description of Document |
| --- | --- | --- |
| 10.32 | – | Guaranty of Payment of Debt, dated as of March 22, 2004, by and among Forest City Enterprises, Inc., the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, incorporated by reference to Exhibit 10.41 to the Company's Form 10-K for the year ended January 31, 2004 (File No. 1-4372). |
| 10.33 | – | First Amendment to Credit Agreement, dated as of January 19, 2005, by and among Forest City Rental Properties Corporation, the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, incorporated by reference to Exhibit 10.37 to the Company's Form 10-K for the year ended January 31, 2005 (File No. 1-4372). |
| 10.34 | – | First Amendment to Guaranty of Payment of Debt, dated as of January 19, 2005 by and among Forest City Enterprises, Inc., the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, incorporated by reference to Exhibit 10.38 to the Company's Form 10-K for the year ended January 31, 2005 (File No. 1-4372). |
| +10.35 | – | Forest City Enterprises, Inc. Executive Bonus Plan, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 30, 2005 (File No. 1-4372). |
| +10.36 | – | Forest City Enterprises, Inc. Board of Directors Compensation Policy, incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on March 30, 2005 (File No. 1-4372). |
| +10.37 | – | Forest City Enterprises, Inc. 2005 Deferred Compensation Plan for Executives, incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on March 30, 2005 (File No. 1-4372) (Replaced by Exhibit 10.49). |
| +10.38 | – | Forest City Enterprises, Inc. 2005 Deferred Compensation Plan for Nonemployee Directors, incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on March 30, 2005 (File No. 1-4372) (Replaced by Exhibit 10.50). |
| 10.39 | – | Second Amendment to Credit Agreement, dated as of April 7, 2005, by and among Forest City Rental Properties Corporation, the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, incorporated by reference to Exhibit 10.43 to the Company's Form 10-Q for quarter ended April 30, 2005 (File No. 1-4372). |
| 10.40 | – | Second Amendment to Guaranty of Payment of Debt, dated as of April 7, 2005, by and among Forest City Enterprises, Inc., the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 13, 2005 (File No. 1-4372). |
| +10.41 | – | First Amendment to the Deferred Compensation Plan for Executives, effective as of October 1, 1999, incorporated by reference to Exhibit 10.45 to the Company's Form 10-Q for quarter ended April 30, 2005 (File No. 1-4372). |
| +10.42 | – | Second Amendment to the Deferred Compensation Plan for Executives, effective as of December 31, 2004, incorporated by reference to Exhibit 10.46 to the Company's Form 10-Q for quarter ended April 30, 2005 (File No. 1-4372). |
| +10.43 | – | Fourth Amendment to the Deferred Compensation Plan for Nonemployee Directors, effective as of December 31, 2004, incorporated by reference to Exhibit 10.47 to the Company's Form 10-Q for quarter ended April 30, 2005 (File No. 1-4372). |
| +10.44 | – | Forest City Enterprises, Inc. Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 30, 2005 (File No. 1-4372). |
| +10.45 | – | Employment Agreement entered into on July 20, 2005, effective February 1, 2005, by the Company and Charles A. Ratner, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 26, 2005 (File No. 1-4372). |
| +10.46 | – | Employment Agreement entered into on July 20, 2005, effective February 1, 2005, by the Company and James A. Ratner, incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on July 26, 2005 (File No. 1-4372). |

| Exhibit Number | | Description of Document |
|---|---|---|
| +10.47 | – | Employment Agreement entered into on July 20, 2005, effective February 1, 2005, by the Company and Ronald A. Ratner, incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on July 26, 2005 (File No. 1-4372). |
| +10.48 | – | Forest City Enterprises, Inc. 1994 Stock Plan, as Amended and Restated as of June 21, 2005, incorporated by reference to Exhibit A to the Company's Proxy Statement for its Annual Meeting of Shareholders held on June 21, 2005 (File No. 1-4372). |
| +10.49 | – | Forest City Enterprises, Inc. 2005 Deferred Compensation Plan for Executives (As Amended and Restated Effective January 1, 2005), incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 16, 2005 (File No. 1-4372) (Replaces Exhibit 10.37). |
| +10.50 | – | Forest City Enterprises, Inc. 2005 Deferred Compensation Plan for Nonemployee Directors (As Amended and Restated Effective January 1, 2005), incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on December 16, 2005 (File No. 1-4372) (Replaces Exhibit 10.38). |
| +10.51 | – | Forest City Enterprises, Inc. Unfunded Nonqualified Supplemental Pension Plan for Executives (As Amended and Restated Effective January 1, 2005), incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on December 16, 2005 (File No. 1-4372). |
| 10.52 | – | Consent Letter to Credit Agreement and Guaranty of Payment of Debt, dated January 20, 2006 by and among Forest City Enterprises, Inc., the banks named therein, KeyBank National Association, as administrative agent, and National City Bank, as syndication agent, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 24, 2006 (File No. 1-4372). |
| *+10.53 | – | Amendment No. 1 to Forest City Enterprises, Inc. 1994 Stock Plan (As amended and restated as of June 21, 2005). |
| *21 | – | Subsidiaries of the Registrant. |
| *23 | – | Consent of PricewaterhouseCoopers LLP regarding Forms S-3 (Registration No. 333-41437 and 333-87378) and Forms S-8 (Registration No. 33-65058, 333-38912, 333-61925 and 333-122172). |
| *24 | – | Powers of attorney. |
| *31.1 | – | Principal Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| *31.2 | – | Principal Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| *32.1 | – | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

\+ Management contract or compensatory arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15 (b).

* Filed herewith.

(c) Financial Statement Schedules

## SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

| Description | Balance at Beginning of Period | Additions Charged to Costs and Expenses | Deductions | Balance at End of Period |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| Allowance for doubtful accounts | | | | |
| **January 31, 2006** | **$ 10,731** | **$ 2,334** | **$ 2,477** [(a)] | **$ 10,588** |
| January 31, 2005 | $ 12,209 | $ 3,215 | $ 4,693 [(a)] | $ 10,731 |
| January 31, 2004 | $ 10,383 | $ 2,627 | $ 801 [(a)] | $ 12,209 |
| Notes receivable reserve | | | | |
| **January 31, 2006** | **$ 404** | **$ 33** | **$ 3** [(c)] | **$ 434** |
| January 31, 2005 | $ 16,605 | $ – | $ 16,201 [(d)] | $ 404 |
| January 31, 2004 | $ 20,283 | $ 6,740 | $ 10,418 [(c)] | $ 16,605 |
| Reserve for project write-offs | | | | |
| **January 31, 2006** | **$ 19,986** | **$ 3,821** [(b)] | **$ 7,321** | **$ 16,486** |
| January 31, 2005 | $ 19,086 | $ 13,898 [(b)] | $ 12,998 | $ 19,986 |
| January 31, 2004 | $ 19,086 | $ 17,722 [(b)] | $ 17,722 | $ 19,086 |
| Valuation reserve on other investments | | | | |
| **January 31, 2006** | **$ 6,684** | **$ 100** | **$ –** | **$ 6,784** |
| January 31, 2005 | $ 6,752 | $ – | $ 68 | $ 6,684 |
| January 31, 2004 | $ 6,096 | $ 656 | $ – | $ 6,752 |
| Valuation reserve on tax benefits | | | | |
| **January 31, 2006** | **$ 19,540** | **$ 9,527** | **$ 18** | **$ 29,049** |
| January 31, 2005 | $ 902 | $ 18,975 [(e)] | $ 337 | $ 19,540 |
| January 31, 2004 | $ 908 | $ – [(e)] | $ 6 | $ 902 |

(a) Uncollectible accounts written off and $1,429 related to the disposition of the Lumber Group in the year ended January 31, 2005.
(b) Additions charged to costs and expenses were recorded net of abandoned development projects written off of $7,321, $12,998 and $17,722 for the years ended January 31, 2006, 2005, and 2004, respectively.
(c) Primarily represents the reversal of reserves against notes receivable from various Federally Subsidized housing projects. See Note B in the Notes to Consolidated Financial Statements.
(d) Reserves on notes related to equity investments were eliminated as a result of the new consolidation requirements under FIN No. 46 (R).
(e) Certain valuations were netted with other tax benefits in years prior to January 31, 2005.

(c) Financial Statement Schedules (continued)

**SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION**

*Forest City Enterprises, Inc. and Subsidiaries*

| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | | Gross Amount at Which Carried at Close of January 31, 2006 | | | | | | Range of Lives (In Years) on Which Depreciation in Latest Income Statement is Computed | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Description of Property | Amount of Encumbrance at January 31, 2006 | Land | Buildings and Improvements | Improvements | Carrying Costs | (A) Land | (B) Buildings and Improvements | Total (A)(B) | Accumulated Depreciation at January 31, 2006 (C) | Date of Construction | Date Acquired | Building | Improvements |
| Apartments: | | | | | | | | | | | | | |
| Miscellaneous investments ... | $ 1,095,723 | $ 136,409 | $ 1,232,309 | $ 83,711 | $ 87,122 | $ 139,686 | $ 1,399,865 | $ 1,539,551 | $ 182,166 | Various | – | Various | Various |
| Shopping Centers: | | | | | | | | | | | | | |
| Miscellaneous investments ... | 1,820,048 | 228,697 | 1,690,939 | 237,045 | 65,891 | 221,534 | 2,001,038 | 2,222,572 | 276,886 | Various | – | Various | Various |
| Office Buildings: | | | | | | | | | | | | | |
| Miscellaneous investments ... | 1,738,422 | 41,761 | 1,930,431 | 279,308 | 140,212 | 109,813 | 2,281,899 | 2,391,712 | 523,197 | Various | – | Various | Various |
| Leasehold improvements and other equipment: | | | | | | | | | | | | | |
| Miscellaneous investments ... | – | – | 9,160 | – | – | – | 9,160 | 9,160 | 4,345 | – | Various | Various | Various |
| Under Construction: | | | | | | | | | | | | | |
| Miscellaneous investments ... | 476,132 | 259,449 | 626,807 | – | – | 259,449 | 626,807 | 886,256 | – | | | | |
| Developed Land: | | | | | | | | | | | | | |
| Miscellaneous investments ... | 29,107 | 105,875 | – | – | – | 105,875 | – | 105,875 | – | | | | |
| Total ...................... | $ 5,159,432 | $ 772,191 | $ 5,489,646 | $ 600,064 | $ 293,225 | $ 836,357 | $ 6,318,769 | $ 7,155,126 | $ 986,594 | | | | |

(A) The aggregate cost at January 31, 2006 for federal income tax purposes was $6,544,350. For (B) and (C) refer to the following page.

**SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (continued)**

| | Years Ended January 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| | | (in thousands) | |
| (B) Reconciliations of total real estate carrying value are as follows: | | | |
| Balance at beginning of period | **$ 6,437,906** | $ 5,082,595 | $ 4,474,137 |
| Additions during period – | | | |
| Improvements | **935,475** | 912,946 | 313,127 |
| Other additions | **–** | 538,173 | – |
| Other acquisitions | **58,667** | 108,076 | 382,472 |
| | **994,142** | 1,559,195 | 695,599 |
| Deductions during period – | | | |
| Cost of real estate sold or retired | **(276,922)** | (203,884) | (87,141) |
| Balance at end of period | **$ 7,155,126** | $ 6,437,906 | $ 5,082,595 |
| (C) Reconciliations of accumulated depreciation are as follows: | | | |
| Balance at beginning of period | **$ 865,562** | $ 715,482 | $ 615,563 |
| Additions during period – | | | |
| Charged to profit or loss | **154,672** | 137,900 | 105,115 |
| Net other additions (deductions) during period – | | | |
| Acquisitions, retirements and sales | **(33,640)** | 12,180 | (5,196) |
| Balance at end of period | **$ 986,594** | $ 865,562 | $ 715,482 |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREST CITY ENTERPRISES, INC.
(Registrant)

BY: /s/ Charles A. Ratner
(Charles A. Ratner, President and Chief Executive Officer)

Date: March 28, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| * (Albert B. Ratner) | Co-Chairman of the Board and Director | March 28, 2006 |
| * (Samuel H. Miller) | Co-Chairman of the Board, Treasurer and Director | March 28, 2006 |
| /s/ Charles A. Ratner (Charles A. Ratner) | President, Chief Executive Officer and Director (Principal Executive Officer) | March 28, 2006 |
| /s/ Thomas G. Smith (Thomas G. Smith) | Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer) | March 28, 2006 |
| /s/ Linda M. Kane (Linda M. Kane) | Senior Vice President and Corporate Controller (Principal Accounting Officer) | March 28, 2006 |
| * (James A. Ratner) | Executive Vice President and Director | March 28, 2006 |
| * (Ronald A. Ratner) | Executive Vice President and Director | March 28, 2006 |
| * (Brian J. Ratner) | Executive Vice President and Director | March 28, 2006 |
| * (Deborah Ratner Salzberg) | Director | March 28, 2006 |
| * (Michael P. Esposito, Jr.) | Director | March 28, 2006 |
| * (Scott S. Cowen) | Director | March 28, 2006 |
| * (Jerry V. Jarrett) | Director | March 28, 2006 |
| * (Joan K. Shafran) | Director | March 28, 2006 |
| * (Louis Stokes) | Director | March 28, 2006 |
| * (Stan Ross) | Director | March 28, 2006 |

The Registrant plans to distribute to security holders a copy of the Annual Report and Proxy material by April 28, 2006.

The undersigned, pursuant to a Power of Attorney executed by each of the Directors and Officers identified above and filed with the Securities and Exchange Commission, by signing his name hereto, does hereby sign and execute this Form 10-K on behalf of each of the persons noted above, in the capacities indicated.

/s/ Charles A. Ratner — March 28, 2006
(Charles A. Ratner, Attorney-in-Fact)

## EXHIBITS FILED HEREWITH

| Exhibit Number | | Description of Document |
|---|---|---|
| 10.53 | – | Amendment No. 1 to Forest City Enterprises, Inc. 1994 Stock Plan (As amended and restated as of June 21, 2005). |
| 21 | – | Subsidiaries of the Registrant. |
| 23 | – | Consent of PricewaterhouseCoopers LLP regarding Forms S-3 (Registration No. 333-22695, 333-41437, 333-84282 and 333-87378) and Forms S-8 (Registration No. 33-65054, 33-65058, 333-38912 and 333-61925). |
| 24 | – | Powers of attorney. |
| 31.1 | – | Principal Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | – | Principal Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | – | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

Exhibit 31.1

**PRINCIPAL EXECUTIVE OFFICER'S CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Charles A. Ratner, certify that:

1. I have reviewed this annual report on Form 10-K of Forest City Enterprises, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2006

/s/ CHARLES A. RATNER

Name: Charles A. Ratner
Title: President and Chief Executive Officer

**PRINCIPAL FINANCIAL OFFICER'S CERTIFICATIONS**
**PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Thomas G. Smith, certify that:

1. I have reviewed this annual report on Form 10-K of Forest City Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2006

/s/ THOMAS G. SMITH

Name: Thomas G. Smith
Title: Executive Vice President,
Chief Financial Officer and Secretary

Exhibit 32.1

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of Forest City Enterprises, Inc. (the ''Company'') on Form 10-K for the year ended January 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the ''Report''), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: March 28, 2006

/s/ CHARLES A. RATNER

Name: Charles A. Ratner
Title: President and Chief Executive Officer

/s/ THOMAS G. SMITH

Name: Thomas G. Smith
Title: Executive Vice President,
Chief Financial Officer and Secretary

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

**That's Us.**

FOREST CITY
ENTERPRISES

Terminal Tower, 50 Public Square, Suite 1100
Cleveland, Ohio 44113 • (216) 621-6060
www.forestcity.net

FCEA Listed NYSE
FCEB Listed NYSE